Form 20-F
period 2022-12-31
ALR Technologies SG Ltd.
filed 2023-05-01
CIK 1930419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

For the transition period from __________ to __________

Commission file number 000-56491

ALR Technologies SG Ltd.

(Exact name of registrant as specified in its charter)

N/A	singapore
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

80 Robinson Road #02-00
Singapore 068898
65 3129 2924

(Address of principal executive offices)

88-0225807

(I.R.S. Employer Identification No.)

Mr. Sidney Chan
President, Chief Executive Officer, Chairman
ALR Technologies SG Ltd.
80 Robinson Road #02-00
Singapore 068898
65 3129 2924

sidney.chan@alrt.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 551,966,844 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934: YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

INTRODUCTION

References in this Annual Report on Form 20-F (“Annual Report”) to the “Company,” “we,” “us,” or “our,” unless the context otherwise requires, refer to ALR Technologies SG Ltd., a Singapore public company limited by shares, together with its consolidated subsidiaries. References in this Annual Report to “ALR Singapore” refer to ALR Technologies SG Ltd. References in this Annual Report to “ALR Nevada” refer to ALR Technologies Inc., a Nevada corporation. References in this Annual Report to “ALR Canada” refer to Canada Diabetes Solution Centre Inc., a Canadian corporation.

Unless otherwise noted herein, all references to “$,” “dollars” or “U.S. dollars” are to the currency of the United States (the “U.S.”).

Forward-looking Statements

This Annual Report and documents incorporated by reference herein contain forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others, or the negatives thereof.

Such forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including but not limited to, those identified under “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

·	our operation as a development-stage company with limited operating history and a history of operating losses;
·	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;
·	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;
·	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
·	uncertainty surrounding whether any of our product candidates will receive regulatory approval, where required, before they can be commercialized;
·	where any of our product candidates obtain regulatory approval, those product candidates being subject to expensive, ongoing obligations and continued regulatory overview;
·	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
·	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;
·	the inability of our products to gain market acceptance;
·	our reliance on our current strategic relationships and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;
·	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
·	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;
·	our ability to comply with the requirements under our loan facilities, including repayment of amounts currently outstanding and overdue, and amounts outstanding when due;
·	our ability to remain on the OTCQB tier (the “OTCQB”) of the OTC Markets Group as a trading market for our ordinary shares;
·	the chance that certain intangible assets related to our product candidates will be impaired; and
·	other risk factors discussed under “Risk Factors.”

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.       [Reserved]

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Our business and future operating results may be affected by many risks, uncertainties and other factors, including those set forth below and those contained elsewhere in this Annual Report. If any of the following risks were to occur, our business, affairs, assets, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. When we say that something could have a material adverse effect on us or on our business, we mean that it could have one or more of these effects.

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Operations

Although our consolidated financial statements (or “financial statements”) have been prepared on a going concern basis, our management and independent auditors in their report accompanying our consolidated financial statements for the year ended December 31, 2022, believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2022.

Our audited financial statements for the fiscal year ended December 31, 2022 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business, thus our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, anticipated future losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such funding, raises substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next 12 months and to be able to discharge our liabilities and commitments in the normal course of business, we must complete the development and deployment of our products, and sell our products directly to end-users, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through introduction of our product into new markets, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the health & wellness and medical industries, educating medical professionals and patients as to the benefits of our diabetes management services, and reducing expenses. If we are unable to increase sales, reduce expenses or raise sufficient additional capital we may be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could be forced to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our ordinary shares.

We have experienced net losses for each of the past three years, and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of $112,633,886, $102,015,077 and 93,571,762 at December 31, 2022 December 31, 2021 and December 31, 2020, respectively. We recorded net losses of $10,618,809, $8,443,315, and $5,916,017 for the years ended December 31, 2022, 2021, and 2020, respectively. In order to achieve profitability, we must control our costs and increase net revenue through new sales. Failure to increase our net revenue and decrease our costs could cause our share price to decline and could have material adverse effect on our business, financial condition, and results of operations.

We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

To remain competitive, we must continue to make significant investments in the development of our products, in obtaining regulatory clearances to introduce our product into new markets, in the expansion of our sales and marketing activities, and in the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our shareholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our ordinary shares. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

·	our results of operations;
·	general economic conditions and conditions in the medical and health management industries;
·	the perception of our business in the capital markets;
·	our ratio of debt to equity;
·	our financial condition;
·	our business prospects; and
·	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies, and could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends, in part, on securing and developing relationships with, and on the efforts of, third-party distributors to sell and distribute our Diabetes Solution and GluCurve products.

We will rely on a variety of third-party distributors, such as independent healthcare organizations, medical suppliers, group purchasing organizations, pharmaceutical companies, insulin providers, and other human and animal healthcare companies to introduce our Food and Drug Administration (“FDA”) cleared and Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) compliant diabetes management system (the “Diabetes Solution”), and GluCurve, a modified version of the Diabetes Solution, for animal health (“GluCurve”), products to their networks. Our third-party distributor has generated limited sales for us to date. Such third parties have significant discretion in determining the efforts and resources they apply to the marketing, sale and implementation of our products, and we will face significant challenges and risks in expanding, training, and managing such third parties. Third parties may not commit the necessary resources to market and sell our products to the level of our expectations, and, regardless of the resources they commit, they may not be successful. In the future as we expand our distribution network, we may face competition or pricing pressure from one or more of our distributors in certain geographic areas if multiple distributors are selling inventory to the same customer base. Additionally, most distributor agreements may be terminated with limited notice, and we may not be able to replace any terminating distributor in a timely manner or on terms agreeable to us, if at all. If we are not able to secure and grow our distribution network we will not reach the revenues and profits needed to sustain our business. If we are not able to maintain our distribution network, if our distribution network is not successful in marketing and selling our products, or if we experience a significant reduction in, cancellation, or change in the size and timing of orders from our distributors, our revenues could decline significantly, and such factors could otherwise have material adverse effect on our business, financial condition, and results of operations.

Our inability to distinguish our Diabetes Solution and GluCurve products from other diabetes treatment compliance devices or solutions could limit the market acceptance of our products and our market share.

Our Diabetes Solution and GluCurve products represents a relatively new entry into the market for diabetes compliance solutions. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of healthcare providers the potential performance advantages and efficiencies of our Diabetes Solution and GluCurve products over traditional methods of treatment management and over competitive management solutions, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations. Historically, we have experienced long sales cycles as healthcare professionals (“HCPs”) have been, and could continue to be, slow to adopt new technologies on a widespread basis. As a result, we generally are required to invest a significant amount of time and resources to educate healthcare administrators and other purchasers about the benefits of our product in comparison to competing products and technologies before completing a sale, if any.

Factors that could inhibit adoption of our Diabetes Solution and GluCurve products by HCPs include concerns about the efficacy and reliability of our product. In order to invest in our products, a healthcare administrator generally needs to invest time to understand the technology, consider how physicians may respond to the new technology, assess the financial impact the investment could have on medical practice, and become comfortable introducing and using our products. Absent an immediate competitive motivation, a healthcare administrator may not feel compelled to invest the time required to learn about the potential benefits of using our products. HCPs may not accept or adopt our products until they see additional clinical evidence supporting the safety and efficiency of our product, or recommendations supporting our product by influential healthcare providers or practitioners. In addition, economic pressure, caused, for example, by an economic slowdown, changes in healthcare reimbursement, or by competitive factors in a specific market, could make healthcare organizations reluctant to purchase substantial capital equipment or invest in new technologies. Acceptance by healthcare providers will depend on the recommendations of specialists, as well as other factors, including the relative effectiveness, reliability and efficiency of our systems as compared to other methods for managing diabetes treatment.

Any failure in our efforts to train health practitioners could result in the misuse of our products, reduce the market acceptance of our products, and have a material adverse effect on our business, financial condition, and results of operations.

There is a learning process involved for health practitioners to become proficient users of our Diabetes Solution and GluCurve products. It is critical to the success of our sales efforts to adequately train a sufficient number of practitioners. Following completion of training, we rely on health practitioners and administrators to advocate the benefits of our products in the broader marketplace. Convincing practitioners to dedicate the time and energy necessary for adequate training and implementation is challenging, and we cannot provide assurance that we will be successful in these efforts. If practitioners are not properly trained, they could misuse or ineffectively use our Diabetes Solution and GluCurve products, or could be less likely to appreciate our Diabetes Solution and GluCurve products. This could also result in unsatisfactory patient outcomes, negative publicity, FDA regulatory action, or lawsuits against us, any of which could negatively affect our reputation and sales of our Diabetes Solution and GluCurve products.

If future data proves to be inconsistent with our clinical results or if competitors’ products present more favorable results, our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

If new studies or comparative studies generate results that are not as favorable as our studies and results to date, our revenues could decline. Additionally, if future studies indicate that our competitors’ products are more effective or reliable than ours, our revenues could decline. Furthermore, HCPs could choose not to purchase our Diabetes Solution or GluCurve products until they receive additional published long-term clinical evidence and recommendations from prominent health professionals that indicate our Diabetes Solution and GluCurve products are effective for clinical applications.

We face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize current and future products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired.

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces, and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies in the human health and animal health segments that market diabetes treatment management products, including those that bundle hardware, software, and testing supplies, as well as companies that market integrated treatment solutions in the healthcare market. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the healthcare industry could lead to the entry of new competitors, particularly if artificial intelligence driven software gains market acceptance in the field. If we do not compete successfully, our revenue and market share could decline and our business, financial condition, and results of operations could be adversely affected. Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our Diabetes Solution product. There is no assurance that we will be able to distinguish our Diabetes Solution and GluCurve products, commercialize any new products, new or improved technologies, or additional applications for our intellectual property.

If our customers cannot obtain third-party reimbursement for their use of our products, they could be less inclined to purchase our products and our business, financial condition and results of operations could be adversely affected.

Our products are generally purchased by medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third-party payers, such as private insurance or government programs. In the U.S., third-party payers review and frequently challenge the prices charged for medical products and/or services. In many foreign countries, the prices for diabetes treatment services are predetermined through government regulation. Payers could deny coverage and reimbursement on various grounds, including if they determine that the procedure was not medically necessary or that the device used in the procedure was investigational. Accordingly, both coverage and reimbursement can vary significantly from payer to payer. For the portion of physicians who rely heavily on third-party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect that future healthcare reforms or changes in financing for health plans could have on our business. Any such changes could have an adverse effect on the ability of a physician or medical institution to generate a profit using our current or future products. In addition, such changes could act as disincentives for capital investments by medical professionals.

We could incur problems in manufacturing our products.

Any continuous glucose monitoring device (“CGM”) or blood glucose meters (“BGM”) sold as part of our Diabetes Solution or GluCurve products will be manufactured by third-party suppliers. In order to grow our business, we must expand our supply chain to meet any demand we may experience. We could encounter difficulties in securing additional supply of our products, including problems involving supplier production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. We will be reliant on the performance of the third-party suppliers to manufacture the CGM and BGM in accordance with the specifications and schedules required. Failure of the third-party suppliers to provide CGM and BGM per our requirements could have an adverse impact on us and our distribution relationships.

In addition, before we can scale up commercial manufacture of our products, we must ensure that our third-party manufacturing facilities, processes, and quality systems, and the manufacture of the BGM or CGM bundled with our products, comply with any applicable regulations governing facility compliance, quality control, and documentation policies and procedures. While CGM or BGM purchased from third-party manufacturers will have higher regulatory compliance requirements if distributed for human health, as opposed to those products distributed for animal health, any deviation in the quality system for the BGM or CGM used in animal health could lead to an adverse impact of our business.

In addition, our supplier manufacturing facilities are subject to periodic inspections by the FDA, or comparable regulatory authorities from other jurisdictions, as well as various state agencies and foreign regulatory agencies. From time to time, we could experience significant supply delays while our suppliers ensure compliance with these requirements. Our success will depend in part upon securing supply of BGM or CGM that function according to our specifications and our customers’ expectations and our ability to supply our products in compliance with the FDA’s Quality System Regulation and other regulatory requirements. Our future success depends on our ability to supply products on a timely basis with acceptable purchase costs, while at the same time ensuring good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations.

Product liability claims against us could be costly and could harm our reputation.

The sale of medical devices involves the risk of product liability claims against us. In the future, claims could exceed our then current product liability insurance coverage limits. Our insurance policies will be subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product, and losses covered by other forms of insurance, such as workers’ compensation. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. Regardless of merit or eventual outcome, any product liability claim brought against us could result in harm to our reputation, decreased demand for our products, costs related to litigation, product recalls, loss of revenue, an increase in our product liability insurance rates, or the inability to secure coverage in the future, and could have a material adverse effect on our business, financial condition, and results of operations.

Rapidly changing standards and competing technologies could harm demand for our products, result in significant additional costs, and have a material adverse effect on our business, financial condition, and results of operations.

The markets in which our products compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, and frequent introductions of new devices and evolving techniques in diabetes treatment and patient management. Competing products could emerge that render our products uncompetitive or obsolete. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time-consuming, and uncertain. We cannot guarantee that we will successfully identify new product opportunities, identify new and innovative applications of our technology, or be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner. An inability to expand our product offerings or the application of our technology could limit our growth. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures.

We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations.

Our growth strategy includes expanding the market for our Diabetes Solution and GluCurve products, and developing new applications and enhancements for our products. Expansion of our existing market, product line and entry into new medical applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), require additional country-specific regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success due to efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

We could be subject to breaches of our information technology systems, which could damage our reputation and customer relationships. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

We rely on information systems (“IS”) in our business to obtain, process, analyze, and manage data to, among other things:

·	provide service for the Diabetes Solution and GluCurve product lines;
·	facilitate the purchase and distribution of thousands of inventory items through numerous distributors;
·	receive, process, and ship orders on a timely basis;
·	accurately bill and collect from thousands of customers;
·	process payments to suppliers; and
·	provide technical support to our customers.
10

A cyber-attack that bypasses our IS security, or employee error, malfeasance or other disruptions that cause an IS security breach, could lead to a material disruption of our IS and/or the loss of business information. Such an attack could result in, among other things:

·	the theft, destruction, loss, misappropriation, or release of confidential data and intellectual property;
·	operational or business delays;
·	liability for a breach of personal financial and health information belonging to our customers and their patients or to our employees; and
·	damage to our reputation,

any of which could have a material adverse effect on our business, financial condition, and results of operations. In the event of an attack, we would be exposed to a risk of loss or litigation and possible liability, including under laws that protect the privacy of personal information.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We expect to be involved from time to time in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our products or services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, technical, research, and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current management, engineers, marketing and sales, technical, research, and other personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel, and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers, key contractors, or key employees, our ability to achieve our business objectives could be harmed and our business, financial condition, and results of operations could be materially and adversely affected. In general, our officers could terminate their employment at any time without notice for any reason.

If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to maintain adequate internal control over financial reporting, our business, financial condition, and results of operations, and investors’ confidence in us, could be materially and adversely affected.

As a public company, we are required to comply with applicable periodic reporting obligations of the Exchange Act. Our failure to prepare and disclose this information in a timely manner and meet our reporting obligations in their entirety could subject us to penalties under federal securities laws, expose us to lawsuits, and restrict our ability to access financing on favorable terms, or at all.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and provide a management report of our systems of internal control over financial reporting. During the course of the evaluation of our internal control over financial reporting, we could identify areas requiring improvement and could be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time, from other activities. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. Any failure to maintain compliance with the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could, negatively impact the trading price of our stock, and adversely affect investors’ confidence in us and our ability to access capital markets for financing.

Risks Related To Our Intellectual Property

If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably.

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess patent applications with respect to our products and technology. However, we cannot ensure that any patents will be issued, that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the U.S. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office, and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on our business, financial condition, and results of operations.

If third parties claim that we infringe their intellectual property rights, we could incur liabilities and costs and have to redesign or discontinue selling certain products, which could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on systems for diabetes treatment monitoring. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. From time to time, we expect to receive notices of claims of infringement, misappropriation, or misuse of other parties’ proprietary rights. Some of these claims could lead to litigation. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, or cause product shipment delays. Adverse determinations in litigation could subject us to significant liability and could result in the loss of proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. Additionally, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on acceptable terms, or at all.

Risks Related To Our Regulatory Environment

Changes in government regulation or the inability to obtain or maintain necessary government approvals could have a material adverse effect on our business, financial condition, and results of operations.

The regulatory environment for human health differs significantly from the regulatory environment for animal health. In general, the regulatory environment for human health is significantly more extensive, resulting in longer lead times to be granted clearance to market products for sale. In many instances the regulatory market for animal health products does not require the formal grant of clearance to market products for sale for animal health. Commercializing our GluCurve product for animal health would not provide an indication that we will be successful in obtaining clearance to market our Diabetes Solution product for human health. If we are able to secure clearance to market the Diabetes Solution, there is no certainty how long it will take to secure such clearance and it may take significantly longer than we can reasonably expect or forecast. Conversely, bringing our GluCurve product to market without going through the same level of rigor as our Diabetes Solution product could result in increased risk of quality system issues, product liability, and overall business risk.

Our Diabetes Solution products for human health will be subject to extensive government regulation, both in the U.S. and in other countries. To clinically test, manufacture, and market products for human use, we must comply with regulations and safety standards set by the FDA and comparable state and foreign agencies. Regulations adopted by the FDA and comparable foreign agencies are wide-ranging and govern, among other things, product design, development, manufacture and control testing, labeling control, storage, advertising, and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming, and uncertain. Failure to comply with applicable regulatory requirements of the FDA and applicable foreign agencies can result in an enforcement action that could include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension, or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing, and marketing products and services necessary for us to remain competitive.

If we develop new products and applications or make any significant modifications to our existing products or labeling, we will need to obtain additional regulatory clearances or approvals. Any modification that could significantly affect a product’s safety or effectiveness, or that would constitute a change in its intended use, will require a new regulatory clearance, or could require a premarket approval (“PMA”) application. The FDA and comparable foreign agencies require each manufacturer to make this determination initially, but the FDA and comparable foreign agencies can review any such decision and can disagree with a manufacturer’s determination. If the FDA or comparable foreign agencies disagrees with a manufacturer’s determination, the FDA and comparable foreign agencies can require the manufacturer to cease marketing and/or recall the modified device until clearance or PMA is obtained. If clearance, or the foreign equivalent, is denied and a PMA application is required, we could be required to submit substantially more data and conduct human clinical testing and would very likely be subject to a significantly longer review period.

In the U.S., the clearance to market a medical device for human health is 510(k) clearance. Products sold in international markets for human use are also subject to the regulatory requirements of each respective country or region. The regulations of the European Union require that a device have a CE Mark, indicating conformance with European Union laws and regulations before it can be sold in the European Union. The regulatory international review process varies from country to country. We expect to rely on our compliance consultants in any country in which we may market our products to comply with the regulatory laws of such countries. Failure to comply with the laws of such countries could prevent us from selling products in such countries. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses.

Changes in healthcare regulations in the U.S. and elsewhere could adversely affect the demand for our products, as well as the way in which we conduct our business. For example, in 2010, President Obama signed the Affordable Care Act into law, which included various reforms impacting Medicare coverage and reimbursement, including revision to prospective payment systems, any of which could adversely impact any Medicare reimbursements received by our end-user customers. New legislation may be enacted as President Biden and Congress consider further reform. In addition, as a result of the focus on healthcare reform, there is risk that Congress could implement changes in laws and regulations governing healthcare service providers, including measures to control costs, and reductions in reimbursement levels. We cannot be sure that government or private third-party payers will cover and reimburse the treatments using our products, in whole or in part, in the future, or that payment rates will be adequate. If healthcare providers cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, results of operations, and financial condition could suffer.

We could be subject to or otherwise affected by federal, provincial and state healthcare laws, including fraud and abuse and health information privacy and security laws, and we could face substantial penalties if we are unable to fully comply with such regulations.

We are directly or indirectly, through our customers, subject to extensive regulation by federal governments, state governments and the governments of foreign countries in which we conduct our business. The laws in the U.S. that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

·	the Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution, and sale of prescription drugs and medical devices;
·	state food and drug laws;
·	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, to induce the referral for the furnishing of, or the purchase, order, or recommendation of, a good or service, for which payment could be made under Federal Health Claims Processing Services (“FHCPs”), such as Medicare, Medicaid, and TRICARE;
·	state law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;
·	state laws that prohibit fee-splitting arrangements;
·	the federal Civil False Claims Act, which imposes liability on any person or entity that knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the government, including FHCPs;
·	state false claims laws that prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent;
·	federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for items or services under a healthcare benefit program;
·	federal law prohibiting offering remuneration to a Medicare or Medicaid beneficiary to influence the beneficiary’s selection of a particular provider, practitioner, or supplier;
·	the federal Stark Law, which, in the absence of a statutory or regulatory exception, prohibits: (i) the referral of Medicare or Medicaid patients by a physician to an entity for the provision of designated healthcare services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity; and (ii) submitting a bill to Medicare or Medicaid for services rendered pursuant to a prohibited referral;
·	state law equivalents to the Stark Law, which may not be limited to government reimbursed items;
·	the Physician Payments Sunshine Act, which requires us to report annually to Centers for Medicare and Medicaid Services certain payments and other transfers of value we make to U.S.-licensed physicians, dentists, and teaching hospitals;
·	the Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from paying anything of value to foreign officials to influence any decision of the foreign official in his or her official capacity or to secure any other improper advantage to obtain or retain business;
14

·	HIPAA and Health Information Technology for Economic and Clinical Health and their implementing regulations, which govern the use, disclosure, and safeguarding of protected health information;
·	state privacy laws that protect the confidentiality of patient information;
·	Medicare and Medicaid laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment; state laws that prohibit the practice of medicine by non-physicians; and
·	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

Each country in which we operate will have their own set of unique laws, which may include comparable laws to those listed above, and further laws for which there are not comparable laws in the U.S.

If our past, present, or future operations are found to be in violation of any of the laws described above or the other governmental laws or regulations to which we or our customers are subject, we could be subject to the applicable penalty associated with the violation, which could include civil and criminal penalties, damages, fines, exclusion from FHCPs, and the curtailment or restructuring of our operations. If we are required to obtain permits or license under these laws that we do not already possess, we could become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, or curtailment or restructuring of our operations could be significant. The risk of potential noncompliance is increased by the fact that many of these laws have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, damage our reputation, and cause a material adverse effect on our business, financial condition, and results of operations.

Product sales or introductions could be delayed or canceled as a result of the regulatory requirements applicable to diabetes testing products, diabetes management systems, or both, for human use, which could delay the launch of the Diabetes Solution product, cause our sales or profitability to decline and have a material adverse effect on our business, financial condition, and results of operations.

The process of obtaining and maintaining regulatory approvals and clearances to market a medical device for human use from the FDA and similar regulatory authorities in other countries or regions can be costly and time-consuming, and we cannot provide assurance that such approvals and clearances will be granted. Pursuant to FDA regulations, unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of a PMA. The FDA will clear marketing of medical device through the 510(k) clearance process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA process is more costly, lengthy, and uncertain than the 510(k) clearance process, and must be supported by extensive data, including data from preclinical studies, and human clinical trials.

As we cannot provide assurance that any new products, or any product enhancements, that we develop for human use will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement could occur. We cannot provide assurance that the FDA will not require a new product or product enhancement to go through the lengthy and expensive PMA process. Delays in obtaining regulatory clearances and approvals could:

·	delay or eliminate commercialization of products we develop;
·	require us to perform costly procedures;
·	diminish any competitive advantages that we may attain; and
·	reduce our ability to collect revenues or royalties.

Although we have obtained 510(k) clearance from the FDA to market our Diabetes Solution product, we cannot provide assurance that the clearance of these systems will not be withdrawn or that we will not be required to obtain new clearances or approvals for modifications or improvements to our products. We will require 510(k) clearance from the FDA for the CGM units we wish to bundle as part of our Diabetes Solution product. We cannot provide assurance that we will receive such clearance once we apply. Furthermore, we may expect to require clearance of similar regulatory authorities abroad to market our Diabetes Solution products with CGM or BGM for human use.

Our products for human health are subject to recalls and other regulatory actions after receiving FDA clearance or approval. Our products for animal health may require to be recalled or may require stop use orders to be issued.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products for human health in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, or design defects, including defects in labeling. In addition to a regulatory body requiring a recall, we or our suppliers may determine a recall or stop use order is warranted based on defects in our products, for either the human health or animal health market. Any recall or similar stop use order would divert management’s attention and financial resources and harm our reputation with customers. Any recall or similar stop use order involving our Diabetes Solution or GluCurve products would be particularly harmful to us. However, any recall could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related To Our Ordinary Shares

We may be unable to maintain compliance with the OTCQB Standards for Continued Eligibility, which could cause our ordinary shares to be demoted from the OTCQB. This could result in the lack of a market for our ordinary shares, cause a decrease in the value of an investment in us, and adversely affect our business, financial condition, and results of operations.

Our ordinary shares are currently quoted on the OTCQB tier of the electronic quotation service operated by OTC Markets Group. To maintain the listing of our ordinary shares on the OTCQB, we are required to meet certain listing requirements, including, among others (i) having audited annual financials by a Public Company Accounting Oversight Board auditor; (ii) meeting minimum bid price test of $0.01; (iii) maintaining Securities and Exchange Commission (“SEC”) reporting standards or equivalent alternative reporting standards; and (iv) not being in bankruptcy. If we fail to meet the OTCQB Standards for Continued Eligibility, the trading of our ordinary shares will most likely take place on a lower tier of the over-the-counter market, such as those established for financially distressed companies or those in bankruptcy. There is no assurance that we will meet the minimum Standards for Continued Eligibility. An investor is likely to find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our ordinary shares on the OTC Pink, and many investors may not buy or sell our ordinary shares due to difficulty in accessing OTC Pink, or over-the-counter markets, generally, due to policies preventing them from trading in securities not listed on a national exchange, not maintaining SEC reporting requirements, or other reasons.

As the SEC imposes additional sales practice requirements on brokers who deal in shares of penny stocks, some brokers may be unwilling to trade our securities. This means that you may have difficulty reselling your shares, which may cause the value of your investment to decline.

Our shares are classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), which imposes additional sales practice requirements on broker-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement from you prior to making a sale on your behalf. Due to the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our common stock. This could prevent you from reselling your shares and may cause the value of your investment to decline.

The liquidity and trading volume of our ordinary shares could be low, and our ownership is concentrated.

The liquidity and trading volume of our ordinary shares has at times been low in the past and could again be low in the future. If the liquidity and trading volume of our ordinary shares is low, this could adversely impact the trading price of our shares, our ability to issue shares and our shareholders’ ability to obtain liquidity in their shares. In addition, our Chairman and Chief Executive Officer (or “CEO”), Sidney Chan, and his affiliates own in excess of 70% of our outstanding ordinary shares as at the date of this Annual Report.

As a result, Mr. Chan and his affiliates will be able to affect the outcome of, or exert significant influence over, all matters requiring shareholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our ordinary shares could have the effect of delaying or preventing our change in control or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our ordinary shares. It could also prevent our shareholders from realizing a premium over the market prices for their ordinary shares. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other shareholders. The concentration of ownership also contributes to the low trading volume and volatility of our ordinary shares.

Our share price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our shares. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our shares caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, which could have a significant effect on our stock market price include, but are not limited to, the following:

·	actual or anticipated fluctuations in our operating results or future prospects;
·	our announcements or our competitors’ announcements of new products;
·	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
·	strategic actions by us or our competitors, such as acquisitions or restructurings;
·	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
·	changes in accounting standards, policies, guidance, interpretations, or principles;
·	changes in our growth rates or our competitors’ growth rates;
·	developments regarding our patents or proprietary rights or those of our competitors;
·	our inability to raise additional capital as needed;
·	concerns or allegations as to the safety or efficacy of our products;
·	changes in financial markets or general economic conditions;
·	sales of shares by us or members of our management team, our board of directors (or “Board”), our significant shareholders, or certain institutional shareholders; and
·	changes in stock market analyst recommendations or earnings estimates regarding our shares, other comparable companies, or our industry generally.

You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding options, outstanding warrants, future sales of our equity, or the future grant of equity by us.

You could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants issued as compensation for lending arrangements and outstanding options issued as compensation for services performed by employees, directors, consultants, and others, future sales of our equity, or the grant of future equity-based awards. As of December 31, 2022, an aggregate of 5,522,501,500 ordinary shares were authorized for issuance pursuant to the exercise of outstanding options and warrants having a weighted average exercise price of $0.006 per share. To the extent that such options and warrants are exercised, our existing shareholders will experience dilution. We rely heavily on equity awards to motivate current contractors and employees and to attract new employees. The grant of future equity awards by us to our contractors, employees and other service providers could further dilute our shareholders’ interests in us.

As we do not intend to pay dividends, our shareholders will benefit from an investment in our ordinary shares only if the shares appreciate in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our ordinary shares will depend entirely upon any future appreciation. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

We are organized under the laws of the Republic of Singapore and our shareholders may have more difficulty in protecting their interest than they would as shareholders of a corporation incorporated in the U.S., and we may have more difficulty attracting and retaining qualified Board members and executives.

Our corporate affairs are governed by our Constitution and by the Companies Act, 19867 of Singapore (the “Companies Act”). The rights of our shareholders and the responsibilities of the members of the Board under Singapore law are different from those applicable to a corporation incorporated in the U.S. Therefore, our shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of the Board than they would as shareholders of a corporation incorporated in the U.S.

In addition, being a public company organized in Singapore may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of the Board, particularly to serve on committees of the Board, and qualified executive officers.

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our ordinary shares.

We qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations. Consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of our ordinary shares and such sales are not required to be disclosed as promptly as public companies organized within the U.S. would have to disclose. Accordingly, once such sales are eventually disclosed, the price of our ordinary shares may decline significantly. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Also, we are not subject to Regulation FD under the Exchange Act, which regulation generally prohibits U.S. public companies from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, due to the above exemptions for foreign private issuers, upon which we rely, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not “foreign private issuers,” as defined in the SEC’s rules and regulations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, our next determination of foreign private issuer status will be made on June 30, 2023.

Notwithstanding the foregoing, in the future, we could lose our foreign private issuer status if a majority of our ordinary shares are held by residents in the U.S. and if we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the loss of our foreign private issuer status would make such provisions mandatory. Our regulatory and compliance costs under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

Singapore law may impede our takeover by a third-party.

The Singapore Code on Take-overs and Mergers contains provisions that may delay, deter or prevent our future takeover or change in control by a third-party for so long as we remain a public company with more than 50 shareholders. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the Singapore Code on Take-overs and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving our actual or threatened change of control. These legal requirements may impede or delay our takeover by a third-party.

We may still be treated as a U.S. corporation and taxed on our worldwide income.

Certain transactions, whereby a U.S. corporation migrates to a foreign jurisdiction, can be considered an abuse of the U.S. tax rules as thereafter, the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the U.S. will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

Under Section 7874 of the Code, a corporation created or organized outside of the U.S. (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when (i) the foreign corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation; (ii) after the acquisition, the stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding shares of the U.S. acquired corporation; and (iii) after the acquisition, the foreign corporation’s expanded affiliated group does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means the foreign corporation and all subsidiaries in which the foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote or value). Therefore, unless our expanded affiliated group continues to have substantial business in Singapore, we will be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Code Section 7874.

U.S. Treasury regulation section 1.7874-3 provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), tangible asset value, and gross income are based, located and derived, respectively, in the relevant foreign country (the “25% Test”).

So long as more than 25% of the employees, asset value, and gross income of our expanded affiliated group are located in Singapore, it is expected that we will continue to be treated as a foreign corporation under Section 7874. However, if for some reason we do not meet the 25% Test, we would likely be treated as a U.S. corporation under Section 7874 for U.S. federal income tax purposes.

We may be classified as a Passive Foreign Investment Company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment to “U.S. Holders” (as defined below in “Item 10.E. – U.S. Federal Income Tax Considerations”) of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income. These rules would not apply if the Section 7874(b) rules, as noted above, deem us to be considered a U.S. corporation for U.S. federal income tax purposes.

For purposes of the PFIC asset test, cash is treated as a passive asset. For purposes of the PFIC asset test, the active business assets held by our wholly owned subsidiaries (e.g., ALR Nevada and ALR Canada) will be deemed to be held by us. Moreover, the value of assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the 2022 taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holdings holds our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company

The legal and commercial name of ALR Singapore is “ALR Technologies SG Ltd.” ALR Singapore was originally incorporated under the laws of Singapore on May 16, 2020. ALR Singapore’s head office and principal address is 80 Robinson Road #02-00, Singapore 068898, and its telephone number is +65 3129 2924. Tricor Singapore Pte. Ltd. is ALR Singapore’s agent for service in Singapore, and its address is 80 Robinson Road #02-00, Singapore 068898.

ALR Singapore was originally incorporated as a wholly owned subsidiary of ALR Nevada. ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987 as Mo Betta Corp. In December 1998, ALR Nevada’s common stock began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol “MBET.” On December 28, 1998, it changed its name from Mo Betta Corp. to ALR Technologies Inc., and its trading symbol was changed to “ALRT.”

Pursuant to an Agreement and Plan of Merger and Reorganization, dated May 17, 2022, by and among ALR Singapore, ALR Nevada, and ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), ALR Delaware, a wholly owned subsidiary of ALR Singapore, merged with and into ALR Nevada, with ALR Nevada continuing as the surviving entity and a wholly owned subsidiary of ALR Singapore (the “Redomicile Merger”).

Upon the effectiveness of the Redomicile Merger, and pursuant to ALR Singapore’s registration statement on Form F-4 (File No. 333-265166) filed with the SEC and declared effective on September 23, 2022, ALR Singapore’s ordinary shares were approved for quotation on the OTCQB tier of the OTC Markets Group under the trading symbol “ALRTF.”

As a result of the Redomicile Merger, ALR Singapore currently has two subsidiaries: ALR Nevada and ALR Canada.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website, https://www.alrt.com. The information contained on our website or other information contained on the SEC website is not a part of this Annual Report.

B.       Business Overview

We are a data management company that developed a comprehensive approach to diabetes care that includes: (i) an FDA-cleared and HIPAA-compliant Diabetes Solution product that collects data directly from BGM (and which was subsequently modified to integrate with CGM devices); (ii) a patent pending Predictive A1C algorithm to track treatment success between lab reports; and (iii) an FDA-cleared Insulin Dosing Adjustment (as defined below) program. From this technology portfolio, we have developed the Diabetes Solution product for human health, and our GluCurve product, a modified version of the Diabetes Solution, for animal health.

During 2011, we received FDA clearance and achieved HIPAA compliance for an early version of our Diabetes Solution product. We subsequently completed a clinic trial and pilot programs, which led to the development of its “Insulin Dosage Adjustment” technology, for which it received FDA clearance in 2017, and its “Predictive A1C” technology, for which it has submitted a worldwide patent application under the Patent Cooperation Treaty (the “PCT”) to the World Intellectual Property Organization. We have continued enhancing our Diabetes Solution technology by increasing functionality and capability to improve diabetes care for patients. We are actively seeking to commence revenue-generating activities for our Diabetes Solution product.

In 2020, we: (i) entered in an agreement with Bionime Corporation (“Bionime”) whereby we agreed to bundle our Diabetes Solution (or “app”) with Bionime BGM and diabetes test supplies and sell the bundle to diabetes patients of private medical clinics in Singapore; (ii) initiated a clinical pilot with Singapore General Hospital to validate the efficacy of the Diabetes Solution product in insulin-treated diabetes patients; (iii) entered into a memorandum of understanding (“MOU”) to form a collaboration with Diabetes Singapore, a non-profit Singapore-based organization serving the Singapore Minister for Health and a member of the International Diabetes Federation, with the view of raising the diabetes management standard in Singapore; and (iv) further improved our Diabetes Solution product to integrate with CGM devices.

In 2021, we: (i) announced we had developed a version of our Diabetes Solution product for animal health purposes under the brand name “GluCurve;” and (ii) announced our intent to redomicile to Singapore.

While our Diabetes Solution product is offered both individually and bundled with BGMs, we are focused on offering our Diabetes Solution product with cost-effective CGM devices. We believe that the current trend in diabetes care is shifting from the use of traditional BGM to the use of CGM devised, which we believe will become the standard of diabetes care. We believe that we are uniquely positioned to bundle our Diabetes Solution [application] with CGM to improve health outcomes globally at a price point that is reasonable for wide scale adoption.

On November 23, 2022, we entered into a co-branded products distribution agreement with Covetrus, Inc. (“Covetrus”), a global leader in animal health technology and services, for our GluCurve Pet CGM product, pursuant to which Covetrus has the exclusive right to sell our GluCurve Pet CGM product as a co-branded product throughout the U.S., Brazil, United Kingdom, European Union, and various other countries globally.

On December 16, 2022, we entered into a long-term manufacturing and supply agreement with Infinovo Medical Co. Ltd. (“Infinovo”) for the CGM hardware used in our GluCurve Pet CGM product. The agreement gives us the exclusive rights to distribute the CGM hardware in the animal health market globally. The term of the agreement is for three years with consecutive one-year automatic renewals and contains termination rights for customary matters and termination rights at the discretion of the Company. The Company had originally entered into an agreement with Infinovo related to the supply of CGM hardware for the GluCurve Pet CGM on June 28, 2022, which subsequently terminated without obligation to either party as the conditions precedent to that agreement were not met.

We delivered the first order aggregating $160,000 for GluCurve Pet CGM units in December 2022 to Covetrus and subsequently launched the GluCurve Pet CGM at the Veterinary Meeting and Expo and CES tech event, both occurring in January 2023.

In January 2023, we collected proceeds of $160,000 in relation to the December 2022 delivery of GluCurve Pet CGM units. These GluCurve Pet CGM units utilized first generation CGM hardware provided by Infinovo. A portion of the CGM hardware supplied to us did not meet the GluCurve Pet CGM specifications for the end users. Accordingly, we will provide either refunds or replacement CGM Hardware units to Covetrus for those units which did not meet the GluCurve Pet CGM specifications. We are working with Covetrus to determine the amount of refund or replacement CGM Hardware units we will be issuing and expect to be offsetting the related cost against a warranty claim from Infinovo. We are evaluating options to launch the second generation CGM Hardware for the GluCurve Pet CGM and expect to have our supply of the second generation CGM Hardware secured in Q2 2023 and the initial shipments occurring during or prior to Q3 2023.

Continuous Glucose Monitoring

A CGM device is worn on the body of a diabetic subject for up to 14 days and continually takes glucose (blood sugar) readings every 1-5 minutes. A CGM consists of three pieces:

1.	a sensor that measures glucose levels in the interstitial fluid that is attached to the skin of the subject via an adhesive pad;
2.	a Bluetooth transmitter that wirelessly sends the glucose readings to a mobile device or reader and can be integrated into the sensor or come as a separate piece that clips into the sensor; and
3.	an applicator that applies the sensor onto the subject.

CGM devices were developed to improve upon general limitations of BGM. A CGM can be factory calibrated thus eliminating the need for diabetics to prick their finger to test blood on a strip inserted into a BGM throughout the day. A CGM works by utilizing glucose oxidase-based enzymes that are coated onto an electrode that is inserted into the subcutaneous tissue when the sensor is applied to the skin. The transmitter then securely sends the data wirelessly to a receiver, such as a mobile device, where the data is organized and displayed for the user.

All subjects have a target blood glucose range. Time in range is the amount of time a subject spends in the target blood glucose range. The time in range method works with the data provided by the CGM’s data by looking at the amount of time the subject’s blood sugar has been in target range and the times the subject has had high blood sugar or low blood sugar. This data is helpful in finding out which types of foods and what activity level causes the subject’s blood sugar to rise and fall and assessing adherence to a care plan.

CGM for Animal Health

For a discussion of our CGM for Animal Health, see the discussion on our GluCurve Pet CGM product throughout this Item 4.B. Business Overview.

CGM for Human Health

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to secure CGM system supply during 2023, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

The Diabetes Pandemic

Diabetes is a leading cause of death, serious illness and disability globally. The International Diabetes Federation (the “IDF”) reports that globally, 1 in 10 adults (537 million people ages 20-79) are living with diabetes (diagnosed and undiagnosed instances). This is expected to increase to 643 million by 2030 and 783 million by 2045. The IDF further reports that globally, diabetes was responsible for 6.7 million deaths in 2021 and cost at least $966 billion annually in 2021. This was an increase in cost of 316% from 15 years prior.

Data from the American Diabetes Association (“ADA”) shows, as of 2019, 37 million Americans have diabetes and 96 million Americans have prediabetes. That is 1 in 3 Americans coping with the disease or serious threat of it. The ADA also reports that as of 2017, the total cost of diagnosed diabetes in the US $327 billion annually ($237 billion in direct medical costs and $90 billion in reduced productivity), putting serious drag on an already strained healthcare system. After adjusting for population age and sex differences, the ADA determined that people with diagnosed diabetes had average medical expenditures 2.3 times higher than what expenditures would be in the absence of diabetes.

Diabetes is a lifelong chronic disease with no cure. However, people with diabetes can take steps to control their disease and reduce the risk of developing the associated serious complications, thereby controlling healthcare costs. The Canadian Diabetes Association Clinical Practice Guidelines Expert Committee reports that, “Successful diabetes care depends on the daily commitment of persons with diabetes mellitus to self-manage through the balance of lifestyle and medication. Diabetes care should be organized around a multi- and interdisciplinary diabetes healthcare team that can establish and sustain a communication network between the person with diabetes and the necessary healthcare and community systems.” Diabetes incidence rates, economic costs and human costs are increasing even though we know how to control the disease. The Diabetes Control and Complication Trial conducted from 1983 to 1993 outlined management as follows:

·	Testing blood glucose levels four or more times per day;
·	Injecting insulin at least three times a day or using an insulin pump;
·	Adjust insulin dose according to food intake and exercise;
·	Following a diet and exercise plan; and
·	Monthly visits to healthcare team.

Failure to Control Diabetes

We believe there are five causes for diabetes to not be controlled:

1.	Patient non-adherence;
2.	Unreliable data;
23

3.	Data overload;
4.	Clinical inertia; and
5.	Insulin under prescription.

Patient Non-adherence

As noted in Patrick Connole, “UnitedHealthcare, Other Large Insurers Seek Better Adherence to Diabetes Care”, Health Plan Week, February 11, 2013 Volume 23 Issue 5, 80% of U.S. patients with diabetes do not follow their prescribed care plan. Central to conventional diabetes care is patient self-management.

Unreliable Data

As noted in Gonder-Frederick, L.A., et al, “Self-Measurement of Blood Glucose: Accuracy of Self-Reporting Data and Adherence to Recommended Regimen” Diabetes Care, Volume 11, no. 7, July 1988, 77% of patient data contain errors.

Data Overload

HCPs face a lack of timely and reliable blood glucose data, resulting in delays to advance therapy and sub-optimal insulin dosing. The amount of patient data for clinicians to analyze is too vast and significant during 15-minute clinical appointments and the information they have is unreliable.

Clinical Inertia

As noted in Khunti, K., et al, “Clinical Inertia in People with Type 2 Diabetes: A Retrospective Cohort Study of More than 80,000 People” Diabetes Care, Volume 36, no. 11, July 2013, across over 80,000 patients, when A1C goals were not met, therapy intensification was late across every measure. It was noted that clinical inertia means the failure to intensify therapy when the need is clinically indicated. It took on average 19 months to escalate patients with an average A1C of 8.7% from single medication to dual therapy and 82 months to escalate patients with an average A1C of 8.8% from dual medication to triple therapy. Furthermore, they found that it took approximately 20 years to advance patients with an average A1C of over 9% to insulin. At the end of the study, less than 50% of the patients had their treatment intensified.

Furthermore, in treatment intensification for patients with Type 2 diabetes and poor glycemic control by Fu and Sheenan, it was noted that out of 11,525 patients investigated with an A1C greater than 8% patients received intensification as follows:

·	37% within 6 months;
·	11% within 6-12 months; and
·	52% never.

Failure to respond to higher than targeted A1C with treatment intensification puts patients with escalated A1C at risk for complications and diabetes-associated co-morbidities.

Insulin Under Prescription

Insulin dosing is complex requiring review of large amounts of data, which takes significant amounts of time. We believe HCPs routinely under prescribe insulin to ensure they avoid insulin dosage adjustments, which could result in hypoglycemia for their patients.

Cleveland Clinic Study

A team at Cleveland Clinic examined historical electronic medical record data of more than 7,300 patients with Type 2 diabetes and concluded that there is a pervasiveness of clinical inertia for the management of Type 2 diabetes in real-world clinical practice settings.

The selected patients had an A1C value of ≥ 7% on a stable regimen of two oral anti-diabetic agents for at least six months (from 2005 to 2016). The median time to treatment intensification after A1C was above target was longer than one year. For patients with an A1C of ≥ 9%, therapy was not intensified in 44% of patients.

According to lead study author Dr. Kevin Pantalone of Cleveland Clinic’s Endocrinology & Metabolism Institute, “Short of a patient reporting non-adherence to their existing regimen of diabetes therapies, it is hard to imagine a reason why treatment intensification was not observed more frequently, when indicated, particularly in patients with an A1C ≥ 9%. In general, if intensification does not occur, the A1C can be expected to stay the same or get worse, it is not magically going to get better.” (emphasis added)

Company Products

Diabetes Solution

We developed our Diabetes Solution product to address the diabetes marketplace globally. Our Diabetes Solution product utilizes internet-based technologies to facilitate HCP’s ability to monitor their diabetes patients’ health and seek to ensure adherence to health maintenance activities.

Our Diabetes Solution product is a comprehensive approach to diabetes care that includes: an FDA-cleared and HIPAA-compliant diabetes management system that collects data directly from BGM and CGM devices; a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. Our Diabetes Solution product is designed to process and convert each data set to a Predictive A1C value and shares it with the patient’s physician. Our Diabetes Solution product provides the physician with therapy advancement suggestions based on current clinical practice guidelines. Patients are expected to receive therapy assessments and adjustments in much shorter cycles, which we expect to keep A1Cs at target, mitigate diabetes complications and reduce costs of care.

In addition to Insulin Dosage Adjustment, our Diabetes Solution product also offers an algorithm intended to provide prescribers support for timely non-insulin medication advancements. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes. The program is designed to track performance of all clinical activities to ensure best practices are followed. Our Diabetes Solution product gives HCPs a platform for remote diabetes care, intended to minimize patient exposure to potential infections in clinical settings. Currently, we are focused on diabetes and intend to expand our services to cover other chronic diseases anchored on verifiable data.

Our Diabetes Solution product consists of hardware, software and diabetes test supplies. We designed our Diabetes Solution product to be focused on the HCP and is agnostic and proactive. Our software operates on iOS, Android, Windows, and MacOS systems. Our Diabetes Solution product with BGM consists of a branded glucose meter, diabetes test strips, lancets, and a carrying case. Our technology is designed to collect all the blood glucose data from the glucose meters, upload it to a secure account and ship diabetes test strips as required. The patient data is aggregated to a Predictive A1C value for a comprehensive view of the treatment plan and is intended to promote patient adherence to the plan, with the data available (and messaged) to authorized people.

Our Diabetes Solution product addresses the five causes for not controlling diabetes with:

·	Active patient monitoring;
·	Direct meter uploads;
·	Machine intelligent data processing;
25

·	Predictive A1C; and
·	Insulin Dosage Adjustment.

Active Patient Monitoring

Industry data indicates that 50% or more of people on medications do not take them as prescribed, which noncompliance contributes to 10% of hospitalizations and billions of dollars spent annually in excessive and preventable healthcare costs. Reminding a person to take an action is the first step in our system; monitoring their actions and their data is the second, and intervention when needed is the important follow-up.

Our Diabetes Solution product monitors patient uploads and the underlying data providing more timely access to patient blood glucose data. It also initiates interventions by notifying the HCP of out-of-range results or failure to upload data in accordance with the requirements of the care plan. It does not rely upon the patient for uploading data. Our Diabetes Solution product provides the notifications and audit trail needed for achieving best practice results. Its performance tracking allows care teams to identify areas in treatment plans that require change or improvement.

Direct Meter Uploads

Data is uploaded via Bluetooth directly from the glucometer into our application. We expect this to increase the accuracy and reliability of the data based on the results of testing.

Machine Intelligent Data Processing

Our machine intelligence processes large amounts of data, notifies relevant stakeholders and flags patients for review making collaboration real time. Across segments and populations, this also provides significant data points on use of diabetes test strips and insulin, which may be significant for businesses in those industries.

Predicative A1C

Predictive A1C is a patent-pending unique feature included into the Diabetes Solution product for monitoring the effectiveness of care plans. This technology utilizes data diagnostics to compare targeted A1C with indicated results. Weekly patient blood glucose data is evaluated, and HCPs are notified as needed for care plan review when blood glucose values exceed parameters set by the HCPs. Our platform provides HCPs with patient prioritization reports and alerts based on the Predictive A1C measures and other related diagnostics. Predictive A1C was designed to assist HCPs in addressing clinical inertia in diabetes care.

Insulin Dose Adjustment

Insulin Dose Adjustment is an FDA-cleared feature that makes optimal insulin adjustment suggestions to HCPs based on dosing guidelines from organizations like the ADA. This ensures that HCPs are making timely insulin dosage assessments based on the blood testing results uploaded. Our next phase of technology advancement will produce an algorithm for advancing non-insulin diabetes therapies according to clinical practice guidelines.

History Behind the Diabetes Solution

In August 2010, we received the results of a clinical trial conducted by Dr. Hugh Tildesley using the Health-e-Connect System (subsequently advanced and rebranded as the Diabetes Solution). The trial showed A1C dropping from 8.8% to 7.6% for the Intervention Group using our Health-e-Connect System as part of a diabetes management program. The A1C test is important in diabetes treatment management as a long-term measure of control over blood glucose for diabetes patients. According to the Center for Disease Control and Prevention, “In general, every percentage drop in A1C blood test results (e.g., from 8% to 7%), can reduce the risk of microvascular complications (eye, kidney and nerve diseases) by 40%.” The trial served as the basis for an article titled Effect of Internet Therapeutic Intervention on A1C Levels in Patients with Type 2 Diabetes Treated with Insulin, which was published in the August 2010 Diabetes Care publication.

In July 2011, the follow-up results of the Dr. Tildesley clinical trial were published in the Canadian Journal of Diabetes. Dr. Tildesley conducted a 12-month study using Health-e-Connect System as an Internet-based Glucose Management System (“IBGMS”) to provide intensive blood glucose control to determine the effects of internet-based blood glucose monitoring on A1C levels in patients with Type 2 diabetes treated with insulin. Dr. Tildesley concluded that, “While IBGMS intervention was not a substitute for the patient–physician interaction in a clinical setting, it significantly improved A1C and, over time, we observed better glycemic control and patient satisfaction.”

In October 2011, we received 510(k) clearance from the FDA for this iteration of the Health-e-Connect System. This system offered remote monitoring of patients in support of effective diabetes management programs. The 510(k) clearance enabled us to commence with the U.S. marketing and sales of its Health-e-Connect System.

In September 2014, we initiated our pilot program with one of the Kansas City Metropolitan Physician Association (“KCMPA”) clinics to deploy its Health-e-Connect System. Data from the KCMPA pilot program indicated that a number of patients had achieved reductions in their A1C levels. Furthermore, the data indicated that patients that left the pilot program had increases in A1C subsequent.

On February 18, 2015, we filed a 510(k) application with the FDA to add a remote insulin dosing recommendation feature to our Diabetes Solution product. We utilized the publicly available algorithm of the American Association of Clinical Endocrinologists (“AACE”) and ADA. This feature allows us to regularly run a patient’s blood glucose data (and other key data) through the AACE and ADA algorithm. When the algorithm indicated that the patient’s dose may not be optimal, our Diabetes Solution product would provide the HCP that a dose change may be warranted and what the change would be based on AACE and ADA guidelines. The decision about the dose change would rest entirely with the HCP. However, this new feature may make a significant contribution to improving the outcomes of diabetes patients if it allowed HCPs to keep their patients at the optimal dose for longer periods. On September 18, 2017, we received clearance from the FDA for its Insulin Dosage Adjustment feature within our Diabetes Solution.

On June 20, 2017, Sidney Chan, our CEO, filed a worldwide patent application under the PCT to the World Intellectual Property Office for the Predictive A1C feature. We hold the rights to use the Predictive A1C feature. During the 2019 year, we and the CEO entered into the National Phase for the applications by applying to target member countries.

During 2019, we added automated patient management to our Diabetes Solution product. We were previously seeking to have a private label glucometer, diabetes test strips, lancets, and carrying cases produced as part of our Diabetes Solution product globally. We are now focused on securing supply of CGM to bundle with our Diabetes Solution product for the global marketplace.

Also during 2019, we initiated support for CGM systems with our Diabetes Solution product. CGM has become the standard of care for patients with Type 1 diabetes and is quickly gaining favor with Type 2 diabetes patients who use insulin. During 2020, we advanced our Diabetes Solution product to integrate with CGM.

During 2021, we enrolled a small number of patients with diabetes in Singapore into our Diabetes Solution product, which provided for improved efficacy of our Diabetes Solution product.

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to secure CGM system supply during 2023, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

Prediabetes System

A prevention-based feature of our Diabetes Solution product, the Prediabetes System, has been designed in direct response to discussions with government healthcare authorities for a scalable solution to the growing problem of prediabetes. Our Prediabetes System provides patients with educational videos and supplemental content formatted for mobile devices and a private online community to discuss disease management (e.g., support, weight loss, diet, etc.). Most importantly, our Prediabetes System tracks patients and reminds them to test their A1C according to payer protocols.

GluCurve Pet CGM

We have developed our GluCurve Pet CGM product to address an unmet need in diabetes care for felines and canines by combining the hardware of a CGM with the software of an adapted version of our Diabetes Solution product for use by veterinarians in animal health.

Our GluCurve Pet CGM product allows the blood glucose readings from the medical device placed on the pet to be uploaded to our cloud storage system (the “Cloud”) where the data is processed and converted into daily glucose curve graphs and data sets that can be reviewed and compared by the veterinarian at any time. The system provides the veterinary doctor with insulin dose calculators and recommendations based on current clinical practice guidelines.

The current method to monitor glucose levels in diabetic felines and canines is to prepare an in-clinic glucose curve that consists of the following steps:

1.	The pet is dropped off at a veterinary clinic;

2.	The pet is given an insulin shot;

3.	The clinic staff will draw blood every 2 hours for 10-12 hours, performing the following steps each time:

a.	test the blood in a BGM;
b.	record readings;
c.	plot the data into a graph;
d.	assess the effectiveness of the insulin dose and glycemic control; and

4.	The pet is picked up by their owner.

Our GluCurve Pet CGM product is designed to solve the multiple issues that arise from doing an in-clinic glucose:

·	inaccurate data;

·	manual process of data collection, review and analysis; and

·	burden on the clinic staff and the pet owner.

Inaccurate Data

A CGM is placed on the pet by the veterinarian in minutes and the pet is sent home where the glucose readings will be automatically taken and uploaded for up to 14 days. This eliminates the stress on the animal from being housed in the clinic and from getting its blood drawn, which can elevate glucose levels. A CGM also provides readings every five minutes, which gives better insight to the veterinarian of the highs and lows of the pet’s glucose levels throughout the day. This is often missed when only checking every two hours during an in-clinic glucose curve.

Manual Process of Data Collection, Review and Analysis

A CGM automatically uploads 288 glucose readings per day to the Cloud, where the data is analyzed, organized, then displayed on the platform for the veterinarian to view. Our GluCurve product provides the pet owner and practitioner with the historical blood glucose data to allow for management and tracking of the pet’s health.

Burden on Clinic Staff and Pet Owner

A CGM is placed on the pet in minutes, after which they are sent home, greatly reducing the time spent by the staff during an in-clinic glucose curve of caring for the pet and manually drawing blood and recording readings every two hours. Our GluCurve product also greatly reduces the time needed by the doctor to review and make insulin dose adjustments by offering dosing calculators, guidelines, and decision flowcharts based on current clinical practice guidelines.

Reimbursement for Health Professionals

We continue to work to obtain confirmation that our Diabetes Solution product will allow for services to be provided by physicians that will be reimbursed by health insurance companies. The reimbursement would be a breakthrough, as physicians will be paid to provide these important new services to their patients with chronic conditions.

Business Development and Marketing Strategy

We are focusing our efforts on introducing and marketing our Diabetes Solution and GluCurve products to medical clinics, veterinary clinics, hospitals, HCPs, and pharmaceutical companies. We believe healthcare and health benefit plans can achieve a significant return on investment from utilizing the product by keeping employees/plan members healthy.

We have achieved collaborations with entities in Singapore and are targeting organizations with global operations in order to work with their sales network to distribute our products.

In December 2022 we entered into a distribution agreement with Covetrus for the distribution of the GluCurve Pet CGM product.

Other Products

We do not have any products or product candidates outside of our Diabetes Solution and GluCurve products.

Manufacturers

·         We have entered into an agreement with Bionime, pursuant to which we will produce, market, and sell the Diabetes Solution to diabetes patients of private physicians in Singapore. Bionime is also responsible for providing orientation materials to the physicians in Singapore in order to facilitate patient enrollment into the Diabetes Solution platform. Under the terms of this agreement, we are required to maintain the Diabetes Solution platform, create new portals for the clinics enrolling patients to allow for patient management to be provided by the clinics, and to perform administration of payment based on funds collected. As of December 31, 2022, we had generated approximately $9,835 in sales under this agreement.

·         We are evaluating options for the supply of CGM to be combined with the Diabetes Solution for the human health sector.

·         On December 16, 2022, we entered into a long-term manufacturing and supply agreement with Infinovo for the CGM hardware used in our GluCurve Pet CGM product. The agreement gives us the exclusive rights to distribute the Infinovo CGM hardware in the global animal health market.

Selling Activities

We are actively seeking alliances with healthcare organizations, pharmaceutical companies, insulin providers, and other healthcare companies that can act as catalysts to effect positive change for containing healthcare costs and improving health outcomes. We will work with these types of organizations to introduce our Diabetes Solution and GluCurve products to their network and seek to start significant pilot projects that will lead to revenue-generating arrangements. In December 2022 we entered into a distribution agreement with Covetrus for the distribution of our GluCurve Pet CGM product.

Patents and Trademarks

Our Chairman and CEO has the following patent applications under the PCT: PCT/CA2017/050753 dated June 27, 2017. Title is “method and system for monitoring a diabetes treatment plan.”

This patent application has been submitted to Canada, the U.S., Europe, Singapore and Australia. We hold an exclusive license to the patent applications.

We have submitted a trademark application in the U.S. for GluCurve dated July 15, 2021 under the serial number 90830675. The application is pending.

Competition

We compete with other corporations that produce diabetes compliance devices, monitoring systems, and wellness applications, many of whom have greater financial, marketing, and other resources than we do.

Human Health

A few companies currently offer human compliance monitoring systems for diabetes, but either (i) at much higher prices; (ii) have fewer benefits than our system; or (iii) they do not have FDA clearance. Our competition includes, but is not limited to, Livongo, Glooko, WellDoc, Medtronic, iGlucose and Microsoft HealthVault.

We feel none of these companies currently offer a comprehensive compliance system that offers the full spectrum of benefits and features that our Diabetes Solution product does with potential cost efficiencies. We believe that while some of the competitors address the issues of unreliable data and patient non-adherence, none of the competition address data overload, clinical inertia, or insulin under prescription from our perspective.

Animal Health

Diabetes care for animal health is predominately based utilizes BGM systems, for which we believe the largest and most established product is the AlphaTRAK. In addition, there are other off-label CGM systems for human health being used for the animal health market. We note that the BGM systems and off label CGM systems do not provide the same unique offering our GluCurve Pet CGM product can provide through our software / app component.

Employees and Independent Contractors

We currently have 7 personnel under employment agreements. We currently have 18 personnel under independent contractor or consulting arrangements. Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to us.

Revenue

We generated $2,367 in revenue during the year ended December 31, 2022, $7,468 in revenue during the year ended December 31, 2021, and did not generate any revenue in 2020. For the past several years, we have been devoting our efforts to developing and commercializing our Diabetes Solution product, which is a diabetes management system that combines patient monitoring, patient adherence, care team communications, automated patient management, and insulin dosage suggestions.

Recent Developments

On December 4, 2020, we filed a Form S-1 Registration Statement to distribute subscription rights to purchase up to an aggregate 127,522,227 shares of our ordinary shares at a price of $0.05 per share. As at December 31, 2021, we issued 26,496,635 unrestricted shares related to proceeds received of $1,324,832. We had until October 29, 2021 to sell the remaining 101,025,592 shares for total proceeds of $5,051,280, if exercised. On December 14, 2021, we filed a post-effective amendment to distribute subscription rights to purchase up to an aggregate 101,025,592 ordinary shares at a price of $0.05 per share. Each shareholder as of the record date of the December 4, 2020 Form S-1 Registration Statement who received rights and had not previously exercised those subscription rights as of the expiration date of January 22, 2021, received one subscription right for each previous subscription right held as at such time.

This extension of rights expired March 15, 2022. However, management provided the opportunity to shareholders who may have received their rights offering mailing package with insufficient time to exercise their subscription rights, to contact us regarding any desire to exercise such rights. In such cases, we intended to allow for the exercise of subscription rights by such shareholders until April 1, 2022. As of the date of this Annual Report, only nominal funds have been invested as a result of the extended Rights Offering. In March 2022, we recognized share subscription receivable of $25 pursuant to our registration statement and issued an additional 500 ordinary shares for gross proceeds of $25. Per the terms of the extended rights offering, management may, in its discretion, allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

On March 18, 2022, we extended the commitment letters previously issued to two creditors who are relatives of our Chairman and CEO offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,541,000 in promissory notes and interest payable from December 31, 2021 to December 31, 2022. On February 15, 2023, the Company extended the offer letters from December 31, 2022 to December 31, 2023 for the settlement of $1,584,000 in promissory notes and interest payable. As of the date of these consolidated financial statements, the offer letters have not been executed.

On March 18, 2022, we modified 70,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from September 30, 2021 and December 31, 2021 to December 31, 2022 and from June 30, 2022 to June 30, 2023.

On March 18, 2022, we amended 2,500,000 options previously granted to an individual on October 4, 2021 by vesting 1,000,000 options and cancelling the remaining 1,500,000 options with performance conditions.

Effective March 18, 2022, we cancelled 20,000,000 share options exercisable at $0.015, 10,000,000 share options exercisable at $0.035, and 28,500,000 exercisable at $0.05 related to the termination of certain contractors.

In March 2022, we received an advance from a shareholder for Singapore (“SGD”) $270,000 ($194,049), with a fixed interest amount of SGD$8,000, the principal of which was repaid in full.

On April 27, 2022, we provided termination notice to a contractor, and as a result, the contractor’s 30,000,000 share options exercisable at $0.05 were cancelled, unvested, effective June 30, 2022.

On June 3, 2022, we issued an aggregate 9,250,000 ordinary shares at a fair value of $0.04 per share in exchange for the retirement of $125,000 of accounts payable and $245,000 for bonuses issued and recognized in consulting fees.

On July 7, 2022, we entered into an Option Agreement with Sidney Chan, which grants Mr. Chan the option to acquire 115,500,000 options exercisable at $0.05 until December 31, 2026.

On July 12, 2022, we received advances from a relative of Sidney Chan aggregating SGD$500,000, with interest of $150 per day outstanding, payable upon maturity or early payment, which matured on August 31, 2022. The principal amount of SGD$500,000 was repaid on July 18, 2022.

On November 25, 2022, we modified 5,300,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from November 25, 2022 to December 31, 2025.

During the year ended December 31, 2022, we recorded a total of $5,770,180 in compensation expense, $4,004,906 related to the vesting of stock options granted in 2022, and $1,765,274 related to the vesting of stock options granted in 2021, including the $58,967 from the modification of vesting terms of 1,000,000 options.

On January 25, 2023, we modified 20,500,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025.

On February 21, 2023, we extended the commitment letters previously issued to two creditors who are relatives of our Chairman and CEO of the Company offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,584,000 in promissory notes and interest payable from December 31, 2022 to December 31, 2023.

On February 21, 2023, we modified 80,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from December 31, 2022 and June 30, 2023 to December 31, 2023. The Company also modified 7,500,000 options previously granted to an independent contractor by amending the vesting wording.

Effective February 21, 2023, we cancelled 25,000,000 stock options exercisable at $0.05 related to the termination of certain contractors.

On February 21, 2023, we granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024.

On March 9, 2023, we received warrant exercises to acquire an aggregate 12,000,000 ordinary shares at a price of $0.002 per share to be applied against interest payable to four individuals for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,440,063 from additional paid-in capital to share capital on exercise of warrants.

During March and April 2023, we entered into shares for debt agreements with two creditors to issue an aggregate 7,500,000 ordinary shares at a weighted average price of $0.031 per share for an aggregated purchase price of $235,000 in exchange for the retirement of $170,000 of accounts payable and the prepayment of service fees of $65,000.

Additional Financing

In March 2022, we received an advance from a shareholder for SGD$270,000 ($194,049), with a fixed interest amount of SGD$8,000, the principal of which was repaid in full.

On May 31, 2022, we received advances from two shareholders for SDG$70,000 ($50,309), with a fixed interest amount of $2,000, the principal of which was repaid in full and $25,000, with a fixed interest amount of $2,000, the principal of which was repaid in full.

On June 6, 2022, we received an advance from a shareholder for $25,000, with a fixed interest amount of $2,000, the principal of which was repaid in full.

On July 12, 2022, we received advances from a relative of Sidney Chan aggregating SGD$500,000, with interest of $150 per day outstanding, payable upon maturity or early payment, which matured on August 31, 2022. The principal amount of SGD$500,000 was repaid on July 18, 2022

On September 6, 2022, we entered into a loan agreement (the “KWC Loan Agreement”) with Kan Wan Chen Pte. Ltd., a Singapore private company limited by shares (“KWC”), memorializing KWC’s prior aggregate advances to us of SGD$2,500,000 and KWC’s agreement option to make additional advances to us from time to time for the purpose of commercializing our GluCurve Pet CGM product, clinical trials for the Diabetes Solution for human health, working capital and general corporate purposes. Under the terms of the KWC Loan Agreement, we may repay the principal owing thereunder at any time prior to the launch of our second generation GluCurve Pet CGM product, in whole or in part, at our option, with a payment equal to 120% of such principal amount owing. Any such principal amounts repaid prior to the launch of our second generation GluCurve Pet CGM product will not be subject to the royalty payment described herein. Subject to the foregoing, we are obligated to pay KWC $10 from the sale of each unit of GluCurve Pet CGM sensors sold to its distributor, which will be accounted for as follows: (i) $5 as a reduction in the principal balance owing to KWC; and (ii) $5 as a royalty payment to compensate KWC for the cost of the principal advances. The loan is scheduled to mature on March 31, 2024, at which time, an amount equal to 120% of the principal then outstanding will be due and payable to KWC. In connection with the loan, we are obligated to grant KWC: (i) a general security interest in our assets; and (ii) a first right to any proceeds received as liquidated damages, or similar, pursuant to our manufacturing and supply agreement with Infinovo, or an alternative similar arrangement, subject to such agreement or arrangement being finalized. Ms. Christine Kan is a director and significant shareholder of KWC. Ms. Kan is also our director and Vice President (“VP”) of Corporate Development, one of our insiders and the spouse of Sidney Chan.

C.       Organizational Structure

Our legal and commercial name is “ALR Technologies SG Ltd.” We were originally incorporated under the laws of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Nevada. Upon completion of the Redomicile Merger, we became the parent of ALR Nevada. Currently, we have two wholly owned subsidiaries: ALR Nevada and ALR Canada.

D.       Property, Plant and Equipment

We lease an office space, with furniture, located at 146 Emerald Hill Road, #03-13, Singapore, 229430 for its corporate office in Singapore. The lease has a one-year term.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

General

Our business is focused on enhancement of adherence to disease and healthcare management programs through artificial intelligence, machine learning, patient monitoring, and improved communications. Our primary business markets are healthcare providers, the providers of health insurance, and the providers of disease and case management services, including the home care industry.

The largest potential for sustainable long-term growth and value generation lies with the market segments that have the most influence on the end-user and the most to gain from improved healthcare results. These market segments are the health insurance providers, and the medical clinics and physicians who provide the care for people with chronic disease, and veterinary clinics and veterinary doctors who provide care for felines and canines. Our focus is on penetrating the full cycle of healthcare services, including medical clinics, hospitals, and health plans, and veterinary clinics with diabetics being the initial patient targets.

Revenue

We generated $2,367 in revenue during the year ended December 31, 2022, $7,468 in revenue during the year ended December 31, 2021, and did not generate any revenue in 2020. For the past several years, we have been devoting our efforts to developing our Diabetes Solution product and developing and commercializing our GluCurve Pet CGM product.

Product Development

During the fiscal year ended December 31, 2022, the majority of our product development efforts were expended to:

·	Further develop our Diabetes Solution and GluCurve Pet CGM products;
·	Prepare for additional functionality to enhance care facilitation activity;
·	Increase compatibility and usability of our Diabetes Solution and GluCurve Pet CGM products;
·	Integrate with payment processors in Singapore to prepare for customer enrollment;
·	Initiate development of our Diabetes Solution product for compatibility with CGM technologies; and
·	Implement advances as a result of user feedback.

We are currently focusing our efforts on the commercial launch plans of our GluCurve Pet CGM product and undertaking development activities that will support the user experience in preparation for enrolling large populations of customers.

Product development and research costs were $482,000 in the fiscal year ended December 31, 2022, and $499,000 and $1,433,000 in the fiscal years ended December 31, 2021 and 2020, respectively. Included in product development costs were share-based compensation costs of $227,000 in fiscal 2022, $222,000 in fiscal 2021 and $1,156,000 in fiscal 2020.

Operating Capital and Recent Developments Related to Operating Capital

We generated $2,367 in revenue during the fiscal year ended December 31, 2022 and $7,468 in revenue during the year ended December 31, 2021. We are funding operations through (i) funds raised through the rights offering, which closed in 2021; (ii) the line of credit financing available; and (iii) the KWC Loan Agreement. We have used the funds raised through the rights offering that closed in January 2021 and the related subsequent placement of shares by management. The majority of our expenditures go towards product development, professional fees and administrative activities. We incur significant amounts of interest expense from our debts outstanding and, from time to time, the issuance of warrants exchanged for either (i) deferred payment; (ii) agreements of note extensions; and (iii) increased borrowing limits provided. All warrants issued related to our debts have been recorded at their fair value using the Black-Scholes Option Pricing Model and are expensed over the agreed upon term of the debt instrument where applicable. Where our debt is a line of credit arrangement with no fixed terms of repayment, the option or warrant expense is fully recognized at the time of grant.

There is no certainty of the timing or amount of cash flows from sales, and there is no certainty that it will reach the level necessary to cover our operating costs and costs to service our debts. We have limited resources and are seeking to penetrate markets with entrenched competition with much greater resources. We are seeking to displace generally accepted processes for diabetes management, which means we are seeking to establish new benchmark practices for diabetes care. Management is evaluating alternatives to penetrate both existing and new marketplaces in order to generate cash flows. Management believes our business plan will give us the best opportunity to achieve commercial feasibility. There is substantial uncertainty over our ability to execute the plan, the level of success associated with the execution of its business plan or the actual timeline to execute the plan. If the actual timeline for the execution of the business plan is substantially longer than planned, it could jeopardize our long-term success.

We have operating lines of credit with a borrowing limit of $14,300,000. As at December 31, 2022, we had borrowing available of approximately $884,000 on our lines of credit. We do not have any other facilities readily available at this time. Management will seek to acquire additional financing to allow us to become a commercially viable enterprise, whereby we can generate sufficient cash flow from the sales of our Diabetes Solution and/or GluCurve Pet CGM to support our cost of operations, overhead, and repayment of our obligations.

There is no certainty that we will ever be able to achieve the level of sales necessary to cover operating costs or achieve the level of sales before the borrowing limits on the lines of credit financing are reached. We will require additional financing in the future, and there is no guarantee we will receive the same. Furthermore, even if we are able to achieve sufficient cash flows to support operations, we will need to service our debt obligations, which as of December 31, 2022 were $28,932,000. As of that date, a total of $18,920,000 was owed to the Chairman and CEO and his family.

Operating Issues

We have expended significant efforts (i) introducing our Diabetes Solution product to specified retail chains, pharmaceutical manufacturers, contract research organizations, health management organizations, pharmacy benefits managers, and certain clinics treating specific disease conditions; and (ii) developing and commercializing our GluCurve Pet CGM product. We have not had significant sales for several years. During the 2022, 2021 and 2020 fiscal years, we have devoted 100% of our efforts to developing our Diabetes Solution products and preparing our GluCurve Pet CGM product for commercialization. Management plans for us to become a commercially viable enterprise through the sale of GluCurve Pet CGM products and the subsequent launch of the Diabetes Solution product.

If management is not successful in its plans, we may be required to raise additional funds from our existing and prospective shareholders or debtholders, which we may not be able to accomplish on satisfactory terms.

Management Compensation

Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors

During the fiscal year ended December 31, 2022, Mr. Chan, earned $20,000 per month, which was recorded as an increase to the borrowings on the line of credit provided by Mr. Chan to us until Mr. Chan entered into a Letter of Employment which was effective July 1, 2022. Thereafter, Mr. Chan was paid salary of $20,000 per month. On September 1, 2022, Mr. Chan was paid a bonus of $150,000. Mr. Chan’s compensation during the 2021 fiscal year was $20,000 per month. On July 7, 2022, we entered into an Option Agreement with Mr. Chan, which grants Mr. Chan the option to acquire 115,500,000 options exercisable at $0.05 until December 31, 2026. Upon closing of the Redomicile Merger these options were exchanged for warrants of the Company to purchase our ordinary shares.

During the fiscal years ended December 31, 2021 and 2020, Mr. Chan, earned $20,000 per month, which was recorded as an increase to the borrowings on the line of credit provided by Mr. Chan to us.

Ms. Christine Kan, VP Corporate Development and Member of the Board of Directors

During the fiscal year ended December 31, 2022, Ms. Kan, earned $43,532 in salary for the 2022 fiscal year. Ms. Kan’s compensation during the 2021 fiscal year was $33,427. On December 10, 2021, the Company granted Ms. Kan, in her role as creditor to the Company, the option to acquire 40,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 in connection with receiving line of credit financing. These options were exchanged for warrants of the Company upon close of the Redomicile Merger. Ms. Kan did not receive any compensation during the 2020 fiscal year.

Mr. Benjamin Szeto, General Counsel and Corporate Secretary

During the fiscal year ended December 31, 2022, our Chief Legal Counsel, Mr. Szeto, earned $8,706 in salary for the 2022 fiscal year. Mr. Szeto’s compensation during the 2021 fiscal year was $4,435. On April 14, 2021, the Company granted Mr. Szeto, in his role as Chief Legal Counsel to the Company, the option to acquire 9,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2025. Mr. Szeto did not receive any compensation during the 2020 fiscal year. Mr. Szeto was not considered to be a related party until his appointment as Corporate Secretary on June 20, 2022.

Independent Directors of the Company

We issue incentive share options as compensation to our directors from time to time. None of our directors earn service fees for their service as a director. Those directors that hold a position as officers or consultants of the Company earn fees for the services provided.

Mr. Peter Stafford, Independent Director

During fiscal year 2021, we granted to Peter Stafford incentive options to acquire 5,000,000 of our ordinary shares at a price of $0.05 per share until June 30, 2026. The options granted to Mr. Stafford had no vesting conditions.

Mr. Ken Robulak, Independent Director

During fiscal year 2020, we granted to Ken Robulak incentive options to acquire 8,000,000 of our ordinary shares at a price of $0.05 per share until May 31, 2025. The options granted to Mr. Robulak during 2020 are subject to performance vesting conditions, which have not yet been realized.

Dr. Alfonso Salas and Mr. Ronald Cheng

Neither Dr. Alfonso Salas nor Ronald Cheng were granted options during 2022, 2021 and 2020.

Capital Structure

As of the date of this Annual Report:

Ordinary Shares

Authorized:	Unlimited ordinary shares without par value
Issued:	571,466,844 ordinary shares are issued and outstanding.

Preferred Shares

Authorized:	Unlimited preferred shares without par value.
Issued:	No preferred shares have been issued.

Incentive Share Options

Outstanding:	Options to acquire 299,700,000 ordinary shares are outstanding.

Warrants

Outstanding:	Warrants to acquire 5,188,501,500 ordinary shares are outstanding.

Subscription Rights

Issued:	On July 7, 2022, we canceled the subscription rights to distribute the remaining 101,025,592 shares pursuant to the prospectus.

Results of Operations

	2022	2021	2020

Revenue	$2,000	$8,000	$—
Cost of revenue	(1,000)	(3,000)	—
Gross margin	1,000	5,000	—

Operating Expenses
Product development costs	482,000	499,000	1,433,000
Professional fees	921,000	881,000	953,000
Selling, general and administration	2,867,000	1,566,000	1,440,000
Operating Loss	4,270,000	2,946,000	3,826,000

Loss before other items	4,269,000	2,941,000	3,826,000

Other Items
Interest expense	6,350,000	5,468,000	2,116,000
Loss on settlement of debt	—	34,000	—
Other income	—	—	26,000
Total Other Items	6,350,000	5,502,000	2,090,000

Net Loss	$10,619,000	$8,443,000	$5,916,000

Year ended December 31, 2022 compared to Years ended December 31, 2021 and Year ended December 31, 2021 to the Year-ended December 31, 2020

	Changes from 2022 to 2021		Changes from 2021 to 2020
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	(6,000)	(75)	8,000	100
Cost of revenue	2,000	(67)	(3,000)	100
Gross margin	(4,000)	(80)	5,000	100

Operating Expenses
Product development costs	(17,000)	(3)	(934,000)	(65)
Professional fees	40,000	5	(72,000)	(8)
Selling, general and administration	1,301,000	83	126,000	9
Operating Loss	1,324,000	45	(880,000)	(23)

Loss before other items	1,328,000	45	(885,000)	(23)

Other Items
Interest expense	882,000	16	3,352,000	158
Loss on settlement of debt	(34,000)	(100)	34,000	100
Other income	—	—	26,000	(100)
Total Other Items	848,000	15	3,412,000	163

Net Loss	2,176,000	26	2,527,000	43

Year ended December 31, 2022 compared to Years ended December 31, 2021

Our net loss for the year ended December 31, 2022 was 26% ($2,176,000) higher than the net loss at December 31, 2021. The net loss for the year ended December 31, 2021 was 43% ($2,527,000) higher than the net loss at December 31, 2020.We highlight the following section “Loss before other items and share-based compensation”.

Loss before Other Items and Share-based Compensation

Loss before other items and share-based compensation was $541,000 (28%) higher during the year ended December 31, 2022, as compared to the year ended December 31, 2021. Loss before other items and stock-based compensation was $965,000 (97%) higher during the year ended December 31, 2021, as compared to the year ended December 31, 2020. We highlight that loss before other items and share-based compensation is a “non-GAAP financial measure”. This measure is calculated by removing those items from the net loss presented on our consolidated statements of operations. This measure does not have a standardized meaning under U.S. GAAP. Management uses this measure internally to evaluate its results of operations, as it removes the impact of share-based compensation, non-operational losses and interest accretion.

	2022	2021	2020

Loss Before Other Items	$4,269,000	$2,941,000	$3,826,000
Share-based compensation included in selling, general and administration expense, professional fees and product development costs	1,765,000	978,000	2,828,000
Loss Before Other Items and Share-based Compensation	$2,504,000	$1,963,000	$998,000

	Changes from 2022 to 2021		Changes from 2021 to 2020
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Loss Before Other Items	1,328,000	45	(885,000)	(23)
Share-based compensation included in selling, general and administration expense, professional fees and product development costs	787,000	80	(1,850,000)	(65)
Loss Before Other Items and Share-based Compensation	541,000	28	965,000	97

The loss before other items and share-based compensation for our year ended December 31, 2022 increased by $541,000 due primarily to increased selling, general and administration expenses, as a result of costs incurred in relation to ALR Singapore, preparing to commercialize the GluCurve Pet CGM and increased professional fees related to the Redomicile Merger. The loss before other items and stock-based compensation for the Company’s year ended December 31, 2021 increased by $965,000 due primarily to increased professional fees of $501,000 and selling, general and administration expense of $469,000 offset by gross margin of $5,000.

Selling, general and administration

Selling, general and administration costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs, and general costs incurred through day-to-day operations.

During the fiscal year ended December 31, 2022, we had increased selling, general and administration operating expenses, as compared to the fiscal year ended December 31, 2021. The selling, general and administration expenses, excluding share-based compensation, increased by $389,000 during the fiscal year ended December 31, 2022, as compared to fiscal year 2021, primarily driven by an increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product, mailing and printing of materials related to the rights offering and the Redomicile Merger in the current period offset by fees paid to a market research firm related to commercialization plans for our GluCurve Pet CGM product in the comparative period of the prior year.

During the fiscal year ended December 31, 2021, the Company had an increase in selling, general and administration expenses as compared to the fiscal year ended December 31, 2020 of $126,000, primarily driven by an increase in salaries and consulting fees paid to personnel and to a market research firm related to commercialization plans for the Company’s Diabetes Solution.

The components of selling, general and administration expenses and the changes therein can be seen as follows:

Selling, general and administration:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Salaries and consulting fees	$1,033,000	$745,000	$379,000
Travel and trade shows	31,000	14,000	10,000
Website and information technology	26,000	26,000	18,000
Transfer agent, filing fees and quotation costs	42,000	29,000	75,000
Market research consulting fees	45,000	44,000	—
License and permits	5,000	26,000	10,000
Shareholder communications	69,000	6,000	—
Foreign exchange	59,000	35,000	—
Other general and administrative costs	58,000	54,000	18,000
Subtotal	1,368,000	979,000	510,000
Share-based compensation	1,499,000	587,000	930,000
Total	$2,867,000	$1,566,000	$1,440,000

Product development costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors; and (ii) expenses incurred for product development and (iii) share-based compensation expense related to options granted to our development team. The Company incurred share-based compensation of $227,000, $222,000 and $1,156,000 for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 respectively.

Professional fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, recruiter fees, legal fees and share-based compensation for options granted to professionals. Excluding the difference in net loss attributed to the grant of stock options, professional fees:

·	increased by $170,000 for the fiscal year ended December 31, 2022 as compared to the December 31, 2021 fiscal year, and

·	increased by $500,000 for the fiscal year ended December 31, 2021 2022 as compared to the December 31, 2020 fiscal year.

The increases in professional fees were mainly due to accounting and legal fees in the current period offset by recruiter fees paid in the comparative period of the prior year.

During the period, the increase in accounting and legal fees related to:

·	Assessing business structure alternatives, including evaluating and forming the animal health division;

·	Evaluating retaining additional personnel to support commercialization strategies in Singapore and the U.S.;

·	Increased compensation paid to certain accounting professionals retained;

·	The closing of the Redomicile Merger on November 7, 2022 and preparation of the Form F-4 initially filed on May 24, 2022 and declared effective on September 23, 2022; and

·	Preparing subsequent amendments to extend the rights offering and issuing the post-effective amendment to the rights offering.

By type of professional cost, the variance can be seen as follows:

Professional fees:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Corporate auditor	$97,000	$46,000	$44,000
Accounting fees	273,000	149,000	63,000
Tax consultant fees	18,000	43,000	—
Legal fees	494,000	292,000	70,000
Recruiter fees	—	48,000	—
Market consultants and outreach	—	134,000	35,000
Subtotal	882,000	712,000	212,000
Share-based compensation	39,000	169,000	741,000
Total	$921,000	$881,000	$953,000

Interest expense

Interest expense was from the following sources for the fiscal years ended December 31, 2022, 2021 and 2020:

Interest expense:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Interest expense incurred on promissory notes	$543,000	$527,000	$529,000
Interest expense incurred on lines of credit	1,597,000	1,402,000	1,464,000
Imputed interest on zero interest loans	104,000	113,000	123,000
Imputed interest on loan payable	23,000	—	—
Borrowing costs on loan payable	73,000	—	—
Other interest	5,000	1,000	—
Subtotal	2,345,000	2,043,000	2,116,000
Interest expense incurred on stock options granted and/or modified	4,005,000	3,425,000	—
Total	$6,350,000	$5,468,000	$2,116,000

Interest on Promissory Notes

We received an advance from two shareholders for an aggregate SGD$340,000 ($244,000), with a fixed interest amount of $10,000, during the year ended December 31, 2022 for short-term financing. We also received an advance from two related parties for an aggregate $50,000, with a fixed interest amount of $4,000 and SGD$500,000 ($355,350), with interest of $150 per day during the year ended December 31, 2022 for short-term financing. The principal portion of the promissory notes were all repaid by August 2022. There were no other significant changes in the amount of promissory notes outstanding as at December 31, 2022, 2021 and 2020. The interest incurred on promissory notes was consistent during the years ended December 31, 2022, 2021 and 2020.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Line of credit provided by Sidney Chan	$10,300,000	$10,221,000	$9,539,000
Line of credit provided by Christine Kan	3,116,000	2,468,000	2,000,000
Total	$13,416,000	$12,689,000	$11,539,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest expense on the lines of credit as follows:

Interest expense on lines of credit:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Interest expense incurred on the line of credit from Sidney Chan during the period	$1,235,000	$1,157,000	$1,224,000
Interest expense incurred on the line of credit from Christine Kan during the period	362,000	245,000	240,000
Total	$1,597,000	$1,402,000	$1,464,000

Imputed Interest

During fiscal years 2022 and 2021, we had certain zero interest promissory notes and accounts payable in excess of one year. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item contributed surplus. The change from the prior period is related to the discussion included under “Interest on Promissory Notes” above.

Imputed Interest and Borrowing Costs on Loan Payable

During the 2022 fiscal year, we entered into the KWC Loan Agreement as discussed in “Item 4.B. Business Overview whereby we received proceeds of SGD$2,500,000. Under the terms of the KWC Loan Agreement, we may repay the principal owing thereunder at any time prior to the launch of our next generation GluCurve Pet CGM product, in whole or in part, at our option, with a payment equal to 120% of such principal amount owing. Any such principal amounts repaid prior to the launch of our the second generation GluCurve Pet CGM product will not be subject to the royalty payment described herein. Subject to the foregoing, we are obligated to pay KWC $10 from the sale of each unit of our GluCurve Pet CGM sensors sold to our distributor, which will be accounted for as follows: (i) $5 as a reduction in the principal balance owing to KWC; and (ii) $5 as a royalty payment to compensate KWC for the cost of the principal advances. The loan is scheduled to mature on March 31, 2024, at which time, an amount equal to 120% of the principal then outstanding will be due and payable to KWC.

The VP is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. We recognized imputed interest and borrowing costs on the KWC Loan Agreement, as we determined the loan was issued at below market rates of interest.

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, we had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, we considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the KWC Loan Agreement was not comparable to market interest rates. At the time the loan agreement was executed, we were in advanced negotiations for the distribution of our GluCurve Pet CGM product and the manufacturing of the CGM systems incorporated therein, but we had not entered into any definitive agreements prior to entering into the KWC Loan Agreement.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since our GluCurve Pet CGM product had not launched upon recognition of the loan under the KWC Loan Agreement and no definitive agreements were in place, we excluded the sale of our GluCurve Pet CGM units from the cost of borrowing.

We determined that the market interest rate would be 18% based on market yield curves. Since the effective interest rate of the loan is below the market rates, we are deemed to have received a benefit under the KWC Loan Agreement. The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,340,000, totaling SGD$160,000 ($114,000) has been recorded to contributed surplus as a shareholder contribution made by KWC. We recognized imputed interest expenses by recording $23,000 to interest expense. We also recognized borrowing costs by recording $73,000 to interest expense.

B.       Liquidity and Capital Resources

Working Capital	As At December 31, 2022	As At December 31, 2021	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$377,000	193,000	184,000	95
Current Liabilities	27,089,000	24,505,000	2,584,000	11
Working Capital Deficiency	$(26,712,000)	(24,312,000)	(2,400,000)	10

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Annual Report, we have commenced commercial revenue-generating activities, but have yet to recognize any revenue. We expect to generate revenues in 2023 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at December 31, 2022 and December 31, 2021 consist of cash and prepaid expenses.

Current Liabilities

We have current liabilities of $27,089,000 at December 31, 2022, as compared to $24,505,000 at December 31, 2021. Current liabilities are as follows:

	December 31, 2022	December 31, 2021	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,343,000	1,130,000	213,000	19
Promissory notes to related parties	3,092,000	3,042,000	50,000	2
Promissory notes to arm’s length parties	2,163,000	2,213,000	(50,000)	(2)
Interest payable	4,663,000	4,111,000	552,000	13
Lines of credit from related parties	15,828,000	14,009,000	1,819,000	13
Total current liabilities	$27,089,000	24,505,000	2,584,000	11
42

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables and our accrued liabilities. Accounts payable total approximately $1,054,000 and accrued liabilities total approximately $289,000. Approximately $599,000 of accounts payable is more than one year old with the majority of these being more than ten years old.

The fluctuations in accounts payable occurred in the regular course of business.

Promissory notes to related parties and promissory notes payable to arm’s length parties

As at December 31, 2022, we had promissory notes with 24 individuals or corporations that related to historical amounts borrowed. With the exception of the SGD$840,000 advance received from arm’s length parties and $50,000 received from related parties during the year ended December 31, 2022, the principal of which was all repaid by August 2022, there has been no new activity for several years. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month).

During the year ended December 31, 2022, the Company received an advance from two shareholders for SGD$340,000 ($244,000), with a fixed interest amount of $10,000, due August 31, 2022. The principal amount of SGD$150,000 was repaid to one lender in July 2022 and the remaining balance of SGD$190,000 was repaid in August 2022. The Company also received advances from two related parties for $50,000, with a fixed interest amount of $4,000, due August 31, 2022. The principal amount of $50,000 was repaid in August 2022. In July 2022, the Company received an advance from a related party for SGD$500,000 ($355,350), with interest of $150 per day, due August 31, 2022. The principal amount of SGD$500,000 was repaid in July 2022.

Interest payable

Interest payable relates to the unpaid interest expense incurred on the promissory notes to related parties and promissory notes to arm’s length parties. The change from December 31, 2021 to December 31, 2022 relates to $543,000 of accrued interest incurred on promissory notes at their stated rates of interest and $9,000 relates to interest transferred from line of credit interest.

All of the underlying promissory notes, except for the promissory notes received during the most recent year, and related interest payable, are overdue.

Lines of credit

As of December 31, 2022, we have borrowed total principal of $13,416,000 (2021 - $12,689,000). During the December 31, 2022 year, we incurred interest expense of $1,597,000 (2021 - $1,402,000).

The increase in the lines of credit payable of $1,819,000 is attributable to borrowings of:

·	$727,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
·	$1,597,000 of unpaid interest incurred on the principal of the borrowed amounts;
·	$496,000 of interest repayment toward interest payable; and
·	$9,000 of interest payable transferred to promissory notes interest payable pursuant to a private transaction.

Line of Credit from Ms. Christine Kan

We obtained a line of credit of $1,000,000 from Ms. Christine Kan in March 2010. The loan was unsecured with interest payable on funds borrowed at 1% per month. These proceeds were used for working capital and the continued development of our technologies and product. On January 3, 2011, the creditor granted us an increase in the borrowing limit from $1,000,000 to $2,000,000 and further increased to $4,000,000 on December 10, 2021. As of December 31, 2022 we have borrowed $3,116,000 (2021 - $2,468,000) and have accrued interest outstanding of $275,000 (2021 - $112,000). During the 2022 fiscal year, we borrowed $648,000 (2021 - $468,000), incurred interest of $361,000 (2021 - $245,000), and extinguished accrued interest of $198,000 (2021 - $194,000) through cash payment during 2022 and through the issuance of ordinary shares during 2021.

Line of Credit from Mr. Sidney Chan

On March 6, 2011, we obtained a $2,500,000 line of credit from Mr. Sidney Chan. Under the terms of the arrangement, the amount we borrowed bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over our assets and is due on demand. Originally, the line of credit was for a comprehensive marketing program, but subsequently was amended to be for general corporate purposes. On April 1, 2014, Mr. Chan executed an amending agreement with us whereby Mr. Chan increased the borrowing limit of the line of credit he has provided to us from $4,000,000 to $5,500,000. On May 29, 2015, the borrowing limit was further increased to $7,000,000. On July 1, 2016, the borrowing limit was further increased to $8,500,000 and, on December 11, 2019, increased further to $10,300,000. As of December 31, 2022, we have borrowed $10,300,000 (2021 - $10,221,000) and have accrued interest outstanding of $2,136,000 (2021 - $1,209,000). During 2022, we borrowed $79,000 (2021 - $682,000), incurred interest of $1,235,000 (2021 - $1,157,000), and extinguished accrued interest of $298,000 (2021 - $263,000) through cash payment during 2022 and through the issuance of ordinary shares during 2021.

Cash Flows

Cash Flows	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows used in Operating Activities	$(2,077,000)	$(1,768,000)	$(969,000)
Cash flows provided by Financing Activities	2,011,000	1,829,000	1,033,000
Effect of foreign exchange on cash	99,000	(11,000)	—
Net Increase in Cash During Period	$33,000	$50,000	$64,000

Cash Balances and Working Capital

As of December 31, 2022, our cash balance was $149,000 compared to $116,000 as of December 31, 2021. We do not have sufficient cash on hand to fund our requirements for the 2023 fiscal year and will need to secure additional financing.

Cash Used in Operating Activities

Cash we used in operating activities was as follows:

·	during the fiscal year ended December 31, 2022 was $2,077,000,
·	during the fiscal year ended December 31, 2021 was $1,768,000, and
·	during the fiscal year ended December 31, 2020 was $969,000

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss	$(10,619,000)	$(8,443,000)	$(5,916,000)
Share-based compensation incurred for product development, selling, general and admin, professional fees and interest expense	5,770,000	4,403,000	2,828,000
Non-cash imputed interest expense	105,000	113,000	123,000
Interest accretion on loan payable	23,000	—	—
Borrowing costs on loan payable	73,000	—	—
Loss on debt settlement	—	34,000	—
Bonuses settled by issuance of shares	245,000	—	—
Fair value of shares issued for services	—	—	20,000
Write-off of accounts payable	—	—	(26,000)
Net purchases with balances owing in accounts payable and accrued liabilities	337,000	211,000	72,000
Retainers and prepaid services	(151,000)	(15,000)	(63,000)
Accrued interest on lines of credit	1,597,000	1,402,000	1,464,000
Accrued interest from promissory notes	543,000	527,000	529,000
Cash used in operating activities	$(2,077,000)	$(1,768,000)	$(969,000)

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced by us from financing activities

·	during the fiscal year ended December 31, 2022 was $2,011,000,
·	during the fiscal year ended December 31, 2021 was $1,829,000, and
·	during the fiscal year ended December 31, 2020 was $1,033,000

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Proceeds from rights offering	$—	$1,125,000	$200,000
Proceeds from exercise of options	—	12,000	—
Proceeds from promissory notes	650,000	—	—
Proceeds from lines of credit	728,000	1,149,000	821,000
Repayment of promissory notes	(650,000)	—	—
Repayment of lines of credit interest	(496,000)	(457,000)	—
Proceeds from private placement	—	—	12,000
Proceeds from loan payable	1,779,000	—	—
Cash provided by financing activities	$2,011,000	$1,829,000	$1,033,000

Short- and Long-term Liquidity

As of December 31, 2022, we do not have the current financial resources and committed financing to enable us to meet our administrative overhead, product development budgeted costs, and debt obligations over the next 12 months.

The majority of our debt financing is due on demand or overdue. We will seek to obtain creditors’ consents to delay repayment of these loans until we are able to replace these financings with funds generated by operations, replacement debt, or from equity financings through private placements or the exercise of options and warrants. While our creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. We have faced litigation from creditors in the past and have been issued consent judgments by more than one creditor. There is no assurance that additional creditors will not make claims against us in the future. Failure to obtain either replacement financing or creditor consent to delay the repayment of existing financing could result in us having to cease operations.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,343,000	$1,343,000	$—	$—	$—
Promissory notes to related parties	3,092,000	3,092,000	—	—	—
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—	—
Interest payable	4,663,000	4,663,000	—	—	—
Lines of credit	15,828,000	15,828,000	—	—	—
Loan payable	1,843,000	—	1,843,000	—	—
	$28,932,000	$27,089,000	$1,843,000	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2023 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

C.       Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development activities, see the headings “Item 4.B. Business Overview” and “Item 5.A. Operating Results.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, including in “Item 3.D. Risk Factors,” we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to not be necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, the measurement of share-based compensation, the fair value of financial instruments, the fair value of loan payable, and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. We believe the accounting policies that are most critical to its financial condition and results of operations, and involve management’s judgment and/or evaluations of inherent uncertain factors are as follows:

Options and Warrants Issued in Consideration for Debt

We allocate the proceeds received from long-term debt between the liability and the options and warrants issued in consideration for the debt, based on their relative fair values, at the time of issuance. The amount allocated to the options or warrants is recorded as additional paid-in capital and as a discount to the related debt. The discount is amortized to interest expense on a yield basis over the term of the related debt.

Share-based Compensation

We follow Statement of Financial Accounting Standard No. 123R, Share-based Payment (“SFAS 123R”). SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in our consolidated financial statements. Share-based compensation recognized during the period is based on the value of the portion of the share-based payment awards that are ultimately expected to vest during the period. We estimate the fair value of the options using the Black-Scholes Option Pricing Model, consistent with the provisions of SFAS 123R. The Black-Scholes valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying share. The expected share price volatility assumption was determined using historical volatility of our ordinary shares.

Fair Value of Loan Payable

The fair value measured upon recognition of the loan we received under the KWC Loan Agreement was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, we considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the KWC Loan Agreement was comparable to market interest rates. We determined the market interest rate based on market yield curves.

Recent Accounting Pronouncements

Issued But Not Yet Effective

We have implemented all new accounting pronouncements that are in effect and may impact our consolidated financial statements. We do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or consolidated statements of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

As of the date of this Annual Report, the names, ages, and positions held by each of our officers and directors are as follows:

Name and Address	Age	Position(s)
Sidney Chan 80 Robinson Road #02-00 Singapore 068890	72	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer; Director
Benjamin Szeto 80 Robinson Road #02-00 Singapore 068890	51	Secretary and Chief Legal Counsel
48

Christine Y S Kan 80 Robinson Road #02-00 Singapore 068890	71	Vice President of Corporate Development; Director
Dr. Alfonso Salas 2106 West 33 Avenue Vancouver, British Columbia, Canada V6M 1B9	62	Director
Kenneth Robulak 1552 Highland Park Drive Clearwater, Florida, USA 33756	74	Director
Peter Stafford 10405 81 Street Osoyoos, British Columbia, Canada V0H 1V2	85	Director
Ronald Cheng 255 Springfield Road Ottawa, Ontario, Canada K1M 0K8	72	Director

Foreign Private Issuer Status

We intend to take all actions necessary to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and the OTCQB corporate governance rules and listing standards.

As we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Background of our Directors

Sidney Chan – Chairman of the Board, CEO, Chief Financial Officer, Chief Accounting Officer, Treasurer, and a Member of the Board of the Company

Director of ALR Nevada since December 1999; Chairman of the Board of Directors of ALR Nevada since July 2010; CEO and Principal Accounting Officer of ALR Nevada since April 2000; Director and CEO of the Company since May 2020

Mr. Chan joined ALR Nevada in August 1997. He has assisted the Company’s financing, product development, and corporate development. Mr. Chan has led our product development of our Diabetes Solution and GluCurve Pet CGM products. Mr. Chan possesses in-depth knowledge of the equity markets and investment industry, as well as a strong fundamental background in the responsibilities of corporate development and operations. Mr. Chan is an engineer and obtained his Bachelor of Engineering (Mining) degree with distinction in Mineral Economics from McGill University in 1973.

Kenneth James Robulak – Director

Director of ALR Nevada since August 21, 2012; Director of the Company since September 2022

From December 14, 1999 to January 31, 2001, Mr. Robulak was a member of ALR Nevada’s board of directors, and from April 4, 2000 to January 31, 2001 Mr. Robulak was ALR Nevada’s Chief Financial Officer, Secretary, Treasurer, and Vice President. Mr. Robulak resigned as officer and director of ALR Nevada on January 31, 2001. At the time of his resignation, Mr. Robulak did not have any disagreements with ALR Nevada relating to its operations, policies, or practices. Mr. Robulak was re-elected to the board of directors of ALR Nevada in August 2012 and has served as a director of ALR Nevada since that time. Since July 2007, Mr. Robulak has worked as a marketing consultant to Teco Metal Products, LLC, a technology-based manufacturing company with operations in Dallas, Texas, and Guadalajara, Mexico. Mr. Robulak earned a Bachelor of Commerce degree in finance and marketing and is a Fellow of the Institute of Canadian Bankers.

Dr. Alfonso Salas – Director

Director of ALR Nevada since August 21, 2012; Director of the Company since September 2022

Dr. Salas graduated with distinction from Universidad Metropolitana of Barranquilla, Colombia, in 1983 with a Doctor of Medicine degree. He began practicing in Santa Marta, Colombia, in rural medical facilities, and then opened a private practice in 1984. He then worked as a physician with a number of shipping companies and became Medical Director in the office of the Ministry of Social Security and Labor of Colombia in 1991 doing medical assessments for work related accidents. In 1993 Dr. Salas was appointed Director of the Medical Service Plan of Colombia, serving in that capacity until 1995 and, during that period and with a support staff of more than thirty people, maintained a caseload, provided assessment procedures and referral services to hospitals, clinics and specialists, and organized and monitored clinical trials and clinical research in the pharmaceutical and medical field. Since 1995 Dr. Salas has operated his own business in Vancouver, British Columbia, providing medical based consulting services for corporations with a focus on budgeting, research and medical services.

Peter Stafford – Director

Director of ALR Nevada since August 1, 2014; Director of the Company since September 2022

Mr. Stafford is a retired lawyer and business consultant, having practiced with Fasken Martineau DuMoulin LLP, a premier Canadian-based international law firm, and its predecessor firms, full-time from 1966 to 2006, and part-time as associate counsel from 2006 to 2013, including several years spent as in-house counsel for clients of the firm. Mr. Stafford’s experience is in the areas of corporate and securities law, including mergers and acquisitions. Mr. Stafford joined one of the predecessor firms of Fasken Martineau in 1966 and was a senior partner and former chair of the Business Law department of the firm’s Vancouver office. From 1985 to 1986, Mr. Stafford was Vice President, General Counsel and Secretary of the Bank of British Columbia, and from 1987 to 1989 he was Vice President and Chief Counsel to Kaiser Resources Ltd., a finance and investment company. From 1989 until his retirement from full-time practice in 2006, Mr. Stafford served as senior partner in Fasken Martineau DuMoulin LLP, including leading the start of its Johannesburg, South Africa, office in 2003. Since August 2013, Mr. Stafford has served as director, secretary and audit committee chair of Russell Breweries Inc. (TSX-V: RB). He was a director and subsequently secretary of WEX Pharmaceuticals Inc. (TSX listed) from September 2001 to its amalgamation in May 2011, a director and board chair of BC Bancorp (TSX listed) from October 1986 until its merger with Canadian Western Bank in November 1996, a director of Nissho Iwai (Canada) Ltd., a subsidiary of Nissho Iwai Corp. (now Sojitz Corp.), from June 1997 until October 2003, and a director of China One Corporation (TSX-V listed) from March 2007 until it was acquired in December 2008. Mr. Stafford also served as director of two private companies, Pikes Peak Resources Inc. from 2007 to 2012 and Paraguay Minerals Inc. from 2007 to 2015. Mr. Stafford obtained his Bachelor of Arts from the University of Cape Town in 1957 and obtained an LLB from the University of South Africa in 1960.

Ronald Cheng – Director

Director of ALR Nevada since January 30, 2015; Director of the Company since September 2022

Mr. Cheng is a lawyer retired from Osler, Hoskin and Harcourt LLP, a major Canadian-based international law firm, where he practiced as a partner from 1980 until his retirement in March 2014. He regularly appeared as counsel before the Canadian International Trade Tribunal, Canadian federal courts, and on NAFTA and WTO matters and advised on NAFTA and other trade agreements. He provided strategic advice to corporations, including startups, trade associations and governments in anti-dumping, countervail and safeguard litigation, customs matters, commodity tax and government procurement disputes, as well as import and export monitoring and controls. Mr. Cheng was listed in the Lexpert® Guide to Leading US/Canada Cross-border Litigation Lawyers and with highest listings in other leading legal directories, such as Chambers, Martindale-Hubbell and Best Lawyers. Mr. Cheng received his Bachelor of Arts from Amherst College in 1970 and a Juris Doctor degree from the University of Toronto in 1975.

Christine Y S Kan – Vice President of Corporate Development and Director

Director of the Company since May 2020; Vice President of the Company since April 2021

Ms. Kan graduated from McGill University in 1974 with a Bachelor of Science and was accredited by the by the Canadian Institute of Chartered Accountants in 1980. Between 1981 and 2008 she held various senior and corporate appointments, including: Controller, Independence Petroleum Inc.; Co-founder, Director and Chief Financial Officer, Knight’s Group of Companies; and Director of Vancouver College, British Columbia. Ms. Kan presently also serves as Director and Chief Financial Officer of KWC, a private family real estate investment entity in Singapore.

Benjamin Szeto – Secretary and Chief Legal Counsel

General Counsel of the Company since July 2021 and Secretary since June 2022

Mr. Szeto has more than 20 years of experience advising on a wide range of transactions spanning diverse jurisdictions. His qualifications include: University of Birmingham, Bachelor of Law (Honours), 1996; Association of Chartered Certified Accountants, Diploma in Financial Management, 2005; National University of Singapore, Master of Science (Real Estate), 2008; and Society of Trust & Estate Practitioners (“STEP”), Diploma in International Trust Management (Distinction) 2015. He was called as a Barrister-at-Law (Lincoln’s Inn) in 1997 and as an Advocate and Solicitor (Singapore) in 1998; and accredited as a Trust and Estate Practitioner by STEP in 2015. He has had stints in best of class companies, such as EY Law Singapore, International SOS, and Flextronics (as it was then known). He served on the Law Society of Singapore’s Tax & Trust Committee 2020 and 2021. Mr. Szeto is presently a faculty member of the Wealth Management Institute (founded by GIC and Temasek), lecturing on Trust Regulations and Practices. He was an author for LexisNexis Practical Guidance Singapore on Trusts, and his articles have been published in The Business Times.

B.       Compensation

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards(4) ($)	All other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sidney Chan - Chairman of the Board, CEO, CFO, CAO, and Treasurer	2022 2021	124,800 Nil	150,000(3) Nil	Nil Nil	4,004,906 1,287,834	124,800(5) 249,600(5)	4,404,506 1,537,434
Christine Y S Kan – Vice President and Director	2022 2021	43,532(2) 33,427(2)	Nil Nil	Nil Nil	- 2,137,286	Nil Nil	43,532 2,170,713
Benjamin Szeto – Secretary and Chief Legal Counsel	2022 2021	8,706(2) 4,435(2)	Nil Nil	Nil Nil	304,291 59,875	Nil Nil	312,997 64,310
Kenneth James Robulak – Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Dr. Alfonso Salas – Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Stafford – Director	2022 2021	Nil Nil	40,000(6) Nil	Nil Nil	Nil 304,692	Nil Nil	40,000 304,692
Ronald Cheng – Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
1.	Years ending December 31.
2.	The amounts represent Singapore dollar salary translated to U.S. dollars at the average monthly exchange rates at the time of payment.
3.	The amounts represent cash bonuses awarded during the relevant fiscal years.
4.	Fair value of incentive stock option grants calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:
For the year ended December 31,	2022	2021
Risk-free interest rate	3.05%	0.87%
Expected life (years)	4.5	4.8
Expected volatility	123%	278%
Expected dividends	0%	0%
Forfeiture rate	0%	0%
Exercise price	0.05	0.05
Fair value per share	0.03	0.06

The Company believes that the Black-Scholes Option Pricing Model is an appropriate model to use for calculating the fair value of incentive stock options as, while the model was originally developed for valuing publicly traded options as opposed to non-transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above); until the option is actually exercised and the resulting common shares can be sold at a profit, it has no value that can be realized by the holder. The values noted above reflect only the vested portions of options that have vesting provisions.

5.	Consulting fees to Mr. Chan were accrued on the line of credit available to the Company.
6.	Bonus to Mr. Stafford was settled with issuance of ordinary shares.

C.       Board Practices

Board of Directors

Our Board consists of six members, Mr. Sidney Chan, Ms. Christine Kan, Dr. Alfonso Salas, Mr. Kenneth Robulak, Mr. Peter Stafford, and Mr. Ronald Cheng. Dr. Salas, Mr. Robulak, Mr. Stafford, and Mr. Cheng are independent directors. All directors have a term of office expiring at our next annual general meeting, unless re-elected or earlier vacated in accordance with our Constitution.

Our Board unanimously resolved that members receive no cash compensation for their services; however, they are reimbursed for travel expenses incurred in serving on the Board. Independent directors are compensated from time to time through the grant of options to purchase our ordinary shares. Directors who are also officers or consultants of the Company are compensated for those positions, as disclosed in Item 6.B. “Compensation.” No additional amounts are payable to the members of our Board for committee participation or special assignments.

On August 4, 2022, we entered into a letter of employment with Mr. Sidney Chan, CEO and Chairman of the Board (the “Letter of Employment”). Under the terms of the Letter of Employment, Mr. Chan will be paid $240,000 per annum for services, receive a vehicle allowance of $800 per month, receive healthcare insurance and club allowances, and was also granted a $150,000 signing bonus. The Letter of Employment can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the Letter of Employment be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the Letter of Employment is for one year and automatically renews for continuous one-year terms. Also, under the terms of the Letter of Employment, Mr. Chan (including his heirs and assigns) will be entitled to a 1% net sales commission from the sales of any of our products, which will continue in perpetuity for as long as we are in existence, regardless if Mr. Chan is still under Letter of Employment with us. This commission will be transferable at the discretion of Mr. Chan and may be subsequently transferred by any transferee.

Committees of the Board

Audit Committee and Charter

We have an audit committee and audit committee charter. Our audit committee is composed of Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas. Mr. Robulak and Dr. Salas are deemed independent. Mr. Chan, as CEO, is not independent. Mr. Robulak acts as the Chair of the Audit Committee. Our audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by company employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside advisors engaged by the audit committee.

Nomination and Compensation Committees

Our Nomination Committee is composed of Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas. Mr. Robulak acts as the Chair of the Nomination Committee. Mr. Robulak and Dr. Salas are deemed independent. Mr. Chan, as CEO, is not independent.

Our Compensation Committee is composed of Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas. Mr. Robulak acts as the Chair of the Compensation Committee. Mr. Robulak and Dr. Salas are deemed independent. Mr. Chan, as CEO, is not independent.

Disclosure Committee

We have a disclosure committee and disclosure committee charter. Our Disclosure Committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Principal Executive Officer and the Principal Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness, and timeliness of our financial reports.

D.       Employees

Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to the Company.

·	As at December 31, 2022, we had 7 personnel under employment agreements and 18 personnel under independent contractor or consulting arrangements,
·	As At December 31, 2021, we had 6 personnel under employment agreements and 21 personnel under independent contractor or consulting arrangements, and
·	As at December 31, 2020, we had 1 personnel under employment agreement and 18 personnel under independent contractor or consulting arrangements, and three contract sales agents.

The Company’s employees are primarily located in Singapore. The Company’s independent contractors are located in Canada, the United States, Hong Kong and the Philippines.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth certain information regarding the ownership of our ordinary shares as of the fiscal year ended December 31, 2022 by (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, based upon their most recent filings or correspondence with the SEC; and (ii) each director individually, each of our named executive officers, and all of our directors and executive officers as a group.

The table assumes 551,966,844 ordinary shares issued and outstanding as of the fiscal year ended December 31, 2022. For purposes of the table, we determined the number of shares of each class as beneficially owned by each person under Rule 13d-3(d)(1) of the Exchange Act. Under this rule, voting shares not outstanding that are subject to issuance pursuant to options, warrants, rights, or conversion privileges exercisable by a person within 60 days of the date indicated, are deemed outstanding for the purpose of calculating the number and percentage beneficially owned by such person, but are not deemed outstanding for the purpose of calculating the number or percentage beneficially owned by any other person listed in the table. Except where otherwise noted, we believe that each individual or entity named has sole investment and voting power with respect to the shares indicated as beneficially owned by such person, subject to community property laws, where applicable. Beneficial ownership representing less than one percent of the outstanding shares of a class is denoted with an asterisk (*). If an individual or person disclaims beneficial ownership, that is noted in the notes below the table.

Name of Beneficial Owner	Direct Amount of Beneficial Owner	Position	Percent of Class
Sidney Chan	4,650,846,000[1]	Chief Executive Officer, Chief Financial Officer, Member and Chairman of the Board	92.8%

Christine Y S Kan	933,153,982 [2]	Vice President and Member of the Board	72.2%

Benjamin Szeto	5,000,000[3]	Secretary and Chief Legal Counsel	1.0%

Dr. Alfonso Salas	6,577,738[4]	Member of the Board	1.2%

Kenneth Robulak	11,190,000[5]	Member of the Board	2.0%

Peter Stafford	11,500,000[6]	Member of the Board	2.1%

Ronald Cheng	6,205,800[7]	Member of the Board	1.1%

All Officers and Directors as a group (7 people)	5,624,473,520		97.2%

[1]	Mr. Chan owns 190,345,000 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	4,225,001,000 at an exercise price of $0.002 per share until April 12, 2024;
	●	120,000,000 at an exercise price of $0.015 per share until December 11, 2024; and
	●	115,500,000 at an exercise price of $0.05 per share until December 31, 2026.

[2]	Ms. Kan, owns 193,153,482 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	700,000,500 at an exercise price of $0.002 per share until April 12, 2024; and
	●	40,000,000 at an exercise price of $0.05 per share until December 31, 2026.

[3]	Mr. Szeto holds the following options to acquire ordinary shares:
	●	1,000,000 at an exercise price of $0.035 per share until October 24, 2024; and
	●	9,000,000 at an exercise price of $0.05 per share until December 31, 2025, of which 5,000,000 are subject to vesting conditions.

[4]	Dr. Salas owns 1,577,738 ordinary shares and holds the following options to acquire ordinary shares:
	●	4,000,000 at an exercise price of $0.035 until May 6, 2024; and
	●	1,000,000 at an exercise price of $0.035 until May 17, 2024.

[5]	Mr. Robulak owns 1,190,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	6,650,000 at an exercise price of $0.035 until March 14, 2024;
	●	1,000,000 at an exercise price of $0.015 until April 12, 2024;
	●	8,000,000 at an exercise price of $0.050 until May 31, 2025, subject to certain vesting conditions; and
	●	2,350,000 at an exercise price of $0.015 until December 31, 2025.

[6]	Mr. Stafford owns 1,500,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until April 12, 2024;
	●	4,500,000 at an exercise price of $0.035 per share until May 6, 2024; and
	●	5,000,000 at an exercise price of $0.05 per share until June 30, 2026.

[7]	Mr. Cheng owns 1,205,800 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until April 12, 2024; and
	●	4,500,000 at an exercise price of $0.035 per share until May 6, 2024.

B.       Related Party Transactions

All transactions with related parties were incurred in the normal course of operations and measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties.

Year Ended December 31, 2022

We:

·	Incurred salaries, bonus expenses, and consulting expenses as set forth in Item 6.B. “Compensation”;
·	Incurred interest expense of $325,000 on $3,092,000 of promissory notes due to relatives of Sidney Chan;
·	Incurred interest expense of $23,000 and borrowing costs (recorded as interest expense) of $73,000 on loan payable to a company controlled by Christine Kan and her immediate family members;
·	Incurred interest expense of $1,597,000 on $13,416,000 of amounts borrowed and outstanding on the lines of credit payable to Sidney Chan and Christine Kan;
·	Issued 115,500,000 options to Sidney Chan, at a price of $0.05 per share, amounting to interest expense of $4,005,000, related to financing provided;
·	Incurred bonus of $40,000 to a director of the Company settled with the issuance of ordinary shares;
·	Incurred rent expense of $20,000 to a company controlled by Christine Kan and her immediate family member;
·	Owed accrued interest on promissory notes to relatives of Sidney Chan of $1,534,000; and
·	Owed accrued interest on lines of credit payable to Sidney Chan and Christine Kan of $2,412,000.

C.       Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report. See “Item 17. Financial Statements.”

Legal Proceedings

Included in promissory notes payable and accrued interest payable, are the following recognized liabilities, which have involved legal proceedings:

1. Mr. H. Gordon Niblock

During 2009, the following judgment was rendered against ALR Nevada: Niblock Financial Systems, Inc. et al v. ALR Technologies Inc. Forsyth County, North Carolina, file number 0-9-CVS-2220. The judgment against ALR Nevada was in the amount of $600,000 in favor of Niblock Financial Systems, Inc. and $550,000 in favor of H. Gordon Niblock, plus court costs and attorney fees. The judgment was rendered as a result of ALR Nevada’s failure to pay amounts due under several promissory notes. On September 30, 2009, subject to the entry of that judgment, ALR Nevada reached a Settlement Agreement with the two plaintiffs, resulting in a cash payment, a credit to the judgment and an assignment of the Judgment to Christine Kan.

As part of the Settlement Agreement, Mr. Stan Cruitt, a director of ALR Nevada at the time assigned unsecured advances payable by ALR Nevada totaling $425,000 with no stated terms of interest or repayment to the plaintiffs. As part of the Settlement Agreement, ALR Nevada agreed to the following repayment terms:

·	$300,000 repayable at a rate of $25,000 per month evidenced by a promissory note; and
·	$125,000 repayable in whole by January 15, 2011.

The plaintiffs (Niblock Financial Systems, Inc. et al) filed a motion of default against ALR Nevada in the Superior Court of Forsyth County, North Carolina, (case number 10-CVS-685) for failure to meet the repayment terms of the $300,000 promissory note. On October 26, 2010, case number 10-CVS-685 was heard and the court found in favor of the plaintiff, meaning ALR Nevada was ordered to repay in full principal of $300,000 along with $11,000 of accrued interest from the original settlement date, being September 30, 2009. During the 2017 fiscal year, ALR Nevada determined it would be appropriate to accrue interest of 8% on the principal outstanding from the judgment date onward. Previously, ALR Nevada had recorded imputed interest on the amount, as there was no legal requirement for ALR Nevada to pay interest on the principal. As a result, during the 2017 fiscal year, ALR Nevada reversed the imputed interest, recorded the accrued interest and recorded the difference as a recovery of expense.

On December 18, 2013, ALR Nevada was served with a civil summons from H. Gordon Niblock in respect of a complaint for breach of agreement to repay the promissory note of $125,000 due by January 15, 2011, plus interest at the legal rate of 8% per annum from the date of maturity of the note until the amount is repaid plus reasonable attorney fees of the proceedings. On February 5, 2014, case number 13-CVS-7736 for the plaintiff’s motion for entry of default and default judgment was heard in the Superior Court Division of Forsyth Country, North Carolina. The court found in favor of the plaintiff, ruling that ALR Nevada was in default of its agreement with the plaintiff and that the plaintiff is eligible to seek affirmative relief against the defendant.

On September 23, 2020, the Superior Court of Forsyth County, North Carolina, issued a Civil Summons in regard to the amount owing for payment of $551,576, consisting of the principal amount of $300,000 and accrued interest of $251,576, as of the date of the Civil Summons. On October 30, 2020, the Superior Court of Forsyth County, North Carolina, issued an Order for Mediated Settlement Conference in Superior Court and Trial Calendar Notice. There has been no further actions or notices related to the Order or the related Civil Summons.

Except as described above, as at the date of this Annual Report, there are no other material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we or any of our subsidiaries is a party or of which any of their property is the subject. Please refer to Note [9], Commitments and Contingencies, of the consolidated financial statements for a description of outstanding judgments against us.

2. Ms. Irene Ho

ALR Nevada owes a promissory note to Irene Ho that was demanded for repayment on December 14, 2010. This amount has not been repaid and interest continues to accrue at the legal rate. The total principal and interest owing to Irene Ho is approximately $630,000.

3. Mr. Stan Link

Stan Link holds a note from ALR Nevada that is in arrears. The matter was reduced to a Consent Judgment in the amount of $43,608 on April 13, 2009. The full amount is still outstanding and continues to accrue interest at the stated rate of the note. The total principal and interest owing to Stan Link is approximately $89,000.

We have not declared any cash dividends nor are any intended to be declared. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs, and it is anticipated that all available cash will be needed for working capital.

B.       Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND THE LISTING

A.       Offer and Listing Details

Our ordinary shares are traded on the OTCQB under the symbol “ALRTF.” Prior to the effectiveness of the Redomicile Merger, ALR Nevada’s common stock was previously traded on the OTCQB under the symbol “ALRT.”

B.       Plan of Distribution

Not Applicable.

C.       Markets

See Item 9.A. “Offer and Listing Details.”

D.       Selling Shareholders

Not Applicable.

E.       Dilution

Not Applicable.

F.       Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.       Share Capital

Not Applicable.

B.       Memorandum and Articles of Association

Description of ALR Singapore’s Share Capital

The following description of our share capital summarizes certain provisions of our Constitution. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Constitution, a copy of which is included as Exhibit 3.1 to this Annual Report. We urge you to read our Constitution included as Exhibit 3.1 to this Annual Report.

General

For the purposes of this section, references to “shareholders” or “members” mean those persons whose names and number of shares are entered in our electronic register of members. Only persons who are registered in our electronic register of members are recognized under Singapore law as our shareholders with legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.

Share Capital

As of December 31, 2022, there were 551,966,844 ordinary shares issued and outstanding, excluding 321,700,000 ordinary shares issuable upon exercise of incentive share options, and 5,200,501,500 ordinary shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All of our issued and outstanding shares are fully paid.

New Shares

Under the Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the expiry of the period approved by shareholders or otherwise at the earliest of (i) the conclusion of the next annual general meeting; (ii) the expiration of the period within which the next annual general meeting is required by law to be held; or (iii) revocation or modification of approval by our shareholders acting at a duly convened general meeting.

Subject to our shareholders providing such general authority to the directors to issue new shares, the provisions of the Companies Act, and our Constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Ordinary Shares

The class of issued ordinary shares, which have identical rights rank equally with one another. There is no concept of par value or authorized share capital under Singapore law. All shares issued are fully paid and existing shareholders are not subject to any calls on shares (unless there are any unpaid or partially-paid shares). Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, any purchaser or subscriber of shares who has fully paid-up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to our assets or liabilities in such purchaser’s or subscriber’s capacity solely as a holder of such shares. This interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our Constitution, our ordinary shares are freely transferable. The shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form approved by the directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may reasonably require to show the right of the transferor to make the transfer. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Preference Shares

Under the Companies Act, different classes of shares in a company incorporated in Singapore may be issued only if (a) the issue of the class or classes of shares is provided for in the Constitution of the company; and (b),the Constitution of the company sets out in respect of each class of shares the relevant rights attached to that class of shares.

Our Constitution provides that we may issue shares of a different class with such preferential, deferred, qualified, special, or other rights, privileges, conditions or restrictions as to dividends, capital, voting, or otherwise attached to them, as our directors may determine.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares that are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless (i) all our directors have made a solvency statement in relation to such redemption; and (ii) we have lodged a copy of the statement with the Singapore Registrar of Companies. Further, the shares must be fully paid-up before they are redeemed.

Voting Rights

As provided under our Constitution and the Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to the declaration of the result of the show of hands by, among others, (i) the chairman; or (ii) at least one shareholder present in person or by proxy or by attorney or, in the case of a corporation, by a representative entitled to vote thereat, in each case representing in the aggregate not less than 5% of the total voting rights of all shareholders having the right to vote at the general meeting, provided that no poll shall be demanded in respect of an election of a chairman or relating to any adjournment of such meeting. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder. Only those shareholders who are registered in our register of members as holders of shares will be entitled to vote at any meeting of shareholders. Proxies need not be shareholders.

Dividend Rights

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, shares or property as may be declared by our Board from time to time. We may, by ordinary resolution, declare dividends at a general meeting of shareholders. A final dividend may be declared out of profits disclosed by the accounts presented at an annual general meeting, and requires approval of our shareholders. However, our Board can declare interim dividends without approval of our shareholders.

Pursuant to Singapore law and our Constitution, no dividend may be paid, except out of our profits. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of our standalone unconsolidated accounts, which will be based upon International Financial Reporting Standards. Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders, subject to the provisions of the Companies Act and the Constitution.

Our Board will review the dividend policy regularly, and the declaration and payment of any future dividends will be at the discretion and approval of our Board and subject to the continuing determination by our Board that payment of such dividends is consistent with our best interests. Future dividend payments will also depend upon such factors as our earnings level, capital requirements, contractual restrictions, cash position, overall financial condition, and any other factors deemed relevant by our Board.

Also, as we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves, and any other factors deemed relevant by our Board.

Amendment to Constitution

An amendment to our Constitution can only be made through a special resolution (i.e., with the consent of 75% of the holders of issued shares, entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given) during a shareholders’ meeting. Our Board otherwise has no right to amend our Constitution.

We may not allot any preference shares or convert any issued shares into preference shares unless there is set out in our Constitution the rights of the holders of those shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting, and priority of payment of capital and dividend in relation to other shares or other classes of preference shares.

Any shareholders of any class of preference shares who hold not less than 5% of the total number of issued shares of that class may apply to the High Court of Singapore (the “Court”) to have the variation of the rights or shares to be cancelled, and, if any such application is made, the variation or abrogation shall not have effect until confirmed by the Court.

Meeting of Shareholders

We are required to hold an annual general meeting each calendar year and within six months after the end of each financial year. Our Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding treasury shares) may call a meeting of our shareholders.

The Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our Constitution, resolutions put forth at general meetings may be decided by ordinary resolution, requiring the affirmative vote of a majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than 75% of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our Constitution. A shareholder entitled to attend and vote at a meeting, or at a meeting of any class of shareholders, shall be entitled to appoint another person or persons, whether a shareholder of ours or not, as his or her proxy to attend and vote instead of the shareholder at the meeting. Under the Companies Act, a proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless our Constitution otherwise provides, (i) a proxy shall not be entitled to vote, except on a poll; (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting; and (iii) where a shareholder appoints two proxies, the appointment shall be invalid unless the shareholder specifies the proportions of his holdings to be represented by each proxy.

Only our registered shareholders, and their proxies, will be entitled to attend, speak and vote at any meeting of shareholders. Under the Companies Act, public companies may issue non-voting shares and shares that confer special, limited, or conditional voting rights, such that the holder of a share may vote on a resolution before our general meeting if, in accordance with the provisions of Section 64A of the Companies Act, the share confers on the holder a right to vote on that resolution.

Election and Removal of Directors

Directors can be appointed by our shareholders or our directors. Our Board shall have the power, at any time, and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our Constitution.

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our Constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Under our Constitution, subject to the Companies Act, any director shall retire at the next annual general meeting and shall then be eligible for re-election at that meeting.

Proceedings of Board of Directors

We will be managed by, or under the direction or supervision of, our Board. This is subject to any limitations in either the Companies Act or our Constitution.

We must have at least one director who ordinarily resides in Singapore. All directors must be natural persons who have attained 18 years of age and who are otherwise of full legal capacity.

Fees and percentages, any sums paid by way of expenses allowance insofar as those sums are charged income tax in Singapore, any contribution paid in respect of a director under any pension scheme and any benefits received by the directors otherwise than in cash in respect of his or her services as director, may be paid to such directors for services rendered to us. However, these payments have to be approved in accordance with section 169(1) of the Companies Act which provides that the payment has to be approved in a general meeting by a resolution, of which such resolution must be for the sole purpose of approving such director’s fees and is not related to other matters.

Subject to the provisions of our Constitution and the Companies Act, every member of our Board who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with us shall as soon as is practicable after the relevant facts have come to his or her knowledge (i) declare the nature of his or her interest at a meeting of our Board; or (ii) send a written notice to us containing details on the nature, character, and extent of his or her interest in the transaction or proposed transaction with us.

Indemnification of Directors and Officers

Section 172 of the Companies Act provides that any provision that purports to exempt an officer of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty, or breach of trust in relation to the company is void.

Any provision by which we directly or indirectly provide an indemnity (to any extent) for an officer against any liability attaching to him or her in connection with any negligence, default, breach of duty, or breach of trust in relation to us is void. However, there is an exception, which is where the provision for indemnity is against liability incurred by the officer to a person other than us, subject to the other provisions of the Companies Act.

We may, however, purchase and maintain for an officer insurance against any such liability in connection with any negligence, default, breach of duty, or breach of trust in relation to us.

We may also indemnify such officer against liability incurred by the officer to a person other than us, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of noncompliance with any requirement of a regulatory nature (however arising); or (ii) any liability incurred by the officer (1) in defending criminal proceedings in which he or she is convicted; (2) in defending civil proceedings brought by us or a related company in which judgment is given against him or her; or (3) in connection with an application for relief under specified sections of the Companies Act in which the court refuses to grant him or her relief.

Amalgamations and Business Combinations

Amalgamations

Sections 215A to 215C of the Companies Act, which relates to the amalgamation of a Singapore company with another company or corporation (other than certain affiliated companies), requires an amalgamation proposal be approved by the company’s board of directors and subject to the constitution of each amalgamating company, by the members of each amalgamating company by special resolution (i.e., 75% of the shareholders voting and able to vote) at a general meeting.

Under Singapore law, in the event of 75% of the shareholders voting at such meeting do not vote in favor of the amalgamation, an application may be made under Section 212 of the Companies Act to the Court for the approval of such amalgamation.

Business Combinations

The Companies Act and the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (No. 40 of 2018) (“IRDA”) mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

·	notwithstanding anything in the Company’s Constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;
·	the Company may by special resolution resolve that it be wound up voluntarily;
·	subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;
·	a compromise or arrangement proposed between a company and its shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the Court; and
·	notwithstanding anything in the Company’s Constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

1.	By a procedure under section 210 the Companies Act and section 70 of the IRDA known as a “scheme of arrangement”: A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of its shares (or any class of shares), representing in the aggregate a majority in number and at least 75% in value of the shares or class of shares present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Court. Once an order for a scheme is approved by the Court, it binds all shareholders, including those who objected to or abstained from voting on the scheme at the scheme meeting or objected to the scheme in the Court.

2.	By a procedure under section 215 the Companies Act: Where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire his or her shares; and when such a notice is given the transferee shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder pursuant to Section 215(2) of the Companies Act (whichever is the later) the Court thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms that under the scheme or contract the shares of the approving shareholders are to be transferred to the transferee or if the offer contained two or more alternative sets of terms upon the terms that were specified in the offer as being applicable to dissenting shareholders.

Anti-takeovers

The Singapore Code on Take-overs and Mergers regulates, among other things, the acquisition of voting shares of Singapore-incorporated listed public companies or unlisted public companies with more than 50 shareholders and net tangible assets of SGD$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (amounts inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. Responsibility for ensuring compliance with the Singapore Code on Take-overs and Mergers rests with parties (including our Board) to a takeover or merger and their advisors.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

·	a company and its related corporations, the associated companies of any of the company and its related corporations, companies whose associated companies include any of these companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;
·	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
·	a company and its pension funds and employee share schemes;
·	a person with any investment company, unit trust, or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account that such person manages;
·	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser, and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;
64

·	directors of a company (including their close relatives, related trusts, and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;
·	partners; and
·	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a mandatory general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of us by a third-party.

Shareholder Suits

Standing

Only registered shareholders reflected in the electronic register of members are recognized under Singapore law as shareholders of a company. As a result, only our registered shareholders have legal standing to institute shareholder actions or otherwise seek to enforce their rights as shareholders. Holders of book-entry or dematerialized interests in our shares will be required to exchange their book-entry or dematerialized interests for certificated shares and to be registered as shareholders in the electronic register of members in order to institute or enforce any legal proceedings or claims against us, our directors, or officers relating to shareholder rights. A holder of book-entry or dematerialized interests may become one of our registered shareholders by exchanging its interest in the shares for certificated shares and being registered in the electronic register of members.

Personal Remedies in the Case of Oppression or Injustice

A shareholder may apply to the Court for an order under Section 216 of the Companies Act to remedy situations where (i) our affairs are being conducted or the powers of our directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders or holders of debentures, including the applicant; or (ii) we have done an act, or threaten to do an act, or the shareholders or holders of debentures have passed or proposed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that we be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of us by such person or persons and on such terms as the Court directs.

Derivative Actions

Section 216A of the Companies Act provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company. Derivative actions are also allowed as a common law action.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending, or discontinuing the action on behalf of the company. Prior to commencing a derivative action, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such action if the directors of the company do not bring, diligently prosecute or defend or discontinue the action; (ii) the party is acting in good faith; and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended, or discontinued.

Capitalization of Profits and Reserves

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Registrar or Transfer Agent

The register of holders of our ordinary shares is Pacific Stock Transfer.

C.       Material Contracts

For information regarding our material contracts, please see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report.

D.       Exchange Controls

Under the laws of Singapore, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest, or other payments to nonresident holders of our ordinary shares.

E.       Taxation

U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to shareholders resulting from the ownership and disposition of our ordinary shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a shareholder. For example, it does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax considerations applicable to such holder, nor does it address the state and local, federal estate and gift, federal alternative minimum tax, or foreign tax consequences to a shareholder relating to the ownership and disposition of our ordinary shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular shareholder. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal tax consequences that may apply as a result of the ownership and disposition of our ordinary shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to our shareholders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, as the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the U.S.;
·	a corporation, or other entity classified as a corporation that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;
·	an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or
·	a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in the Code.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership.

This summary does not address the U.S. federal income tax considerations to shareholders that are subject to special provisions under the Code, including: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a “functional currency” other than the U.S. dollar; (v) shareholders that own our ordinary shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) shareholders that acquired our ordinary shares in connection with the exercise of employee options or otherwise as compensation for services; (vii) shareholders that hold our ordinary shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (viii) partnerships and other pass-through entities (and investors in such partnerships and entities).

This summary also does not address the U.S. federal income tax considerations applicable to shareholders who are: (i) U.S. expatriates or former long-term residents of the U.S.; or (ii) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our ordinary shares in connection with carrying on a business in Singapore. Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the ownership and disposition of our ordinary shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership and the ownership of our ordinary shares generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

This discussion provides general information only and is not intended to be tax advice to any particular shareholder. Any U.S. federal, state, or local tax advice included in this discussion was not intended or written to be used, and it cannot be used by any shareholder, for the purpose of avoiding any penalties that may be imposed by any U.S. federal, state, or local governmental taxing authority or agency. Investors should consult their own independent tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below, and any other U.S. federal, state, local foreign, or other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares. Investors should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below and no assurance can be given that the IRS will not take positions contrary to the conclusions stated below.

The U.S. Anti-inversion Rules

We are incorporated under the laws of Singapore. Generally, corporations incorporated outside of the U.S. are not treated as U.S. corporations for U.S. federal income tax purposes. However, as described below, Section 7874 of the Code treats certain corporations incorporated outside the U.S. as U.S. corporations for U.S. federal income tax purposes. We are treated as a foreign corporation for U.S. federal income tax purposes as a result of the Redomicile Merger.

Under Section 7874 of the Code, a corporation created or organized outside of the U.S. (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when (a) the foreign corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation; (b) after the acquisition, the stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding shares of the U.S. acquired corporation; and (c) after the acquisition, the foreign corporation’s expanded affiliated group does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means the foreign corporation and all subsidiaries in which the foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote or value). Pursuant to the Redomicile Merger, we directly acquired all of the assets of ALR Nevada and the former stockholders of ALR Nevada, at the time the Redomicile Merger was declared effective, owned essentially 100% of our ordinary shares. Therefore, we will be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Code Section 7874 unless our expanded affiliated group is treated as having substantial business activities in Singapore.

U.S. Treasury Regulation section 1.7874-3 provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), tangible asset value, and gross income are based, located, and derived, respectively, in the relevant foreign country.

We have met the 25% Test with respect to its employees, assets, and income. Consequently, we will be treated as a foreign corporation under Section 7874. However, the application of these rules in the future remains uncertain given the limited guidance and jurisprudence on how they will be applied in a given case.

In the event that we are ever treated as a U.S. domestic corporation for U.S. income tax purposes, significant and complicated tax consequences will result, and this summary does not attempt to describe all such consequences. Generally, however, in that case we would be subject to U.S. federal income tax on its worldwide income, regardless of the source of that income, and would be required to file returns in the U.S. Given that we are a resident of Singapore, it is unclear how the foreign tax credit rules in either country will operate. Accordingly, if the exceptions to Code Section 7874 are not satisfied in the future, it is possible that we would be subject to double taxation with respect to all or part of our taxable income in the future. Dividends that may be paid by us to our shareholders may be subject to withholding tax in one or both countries if Section 7874 is applied to us.

The remainder of this discussion assumes that we will meet the 25% Test, and will be respected as a foreign corporation under Section 7874 of the Code.

Dividend Distribution Consequences to U.S. Holders

Subject to the PFIC provisions discussed below, U.S. Holders will be required to include in gross income the gross amount of any distribution received on our ordinary shares to the extent that the distribution is paid out of our earnings and profits as determined for U.S. federal income purposes. We refer to such a distribution herein as a dividend.

To the extent that the amount of any distribution exceeds our earnings and profits, the distribution would generally first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. Holder’s ordinary shares of the Company), and thereafter would be taxed as a capital gain.

Dividends paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend were converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends paid by us to a U.S. Holder that is an individual should be ordinary dividends, subject to tax at the recipient’s ordinary income tax rates. If a U.S. Holder is a corporation, and to the extent the U.S. corporate Holder controls 10% of more of our ordinary shares, Section 245A of the Code might provide an exemption from U.S. taxation.

A U.S. Holder would generally recognize a taxable gain or loss on any sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Such recognized gain or loss generally would be a capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) generally would be subject to U.S. federal income tax at preferential rates if the U.S. Holder has held our ordinary shares for more than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares generally would be treated as U.S. source gain or loss.

Passive Foreign Investment Company Provisions

The treatment of U.S. Holders of our ordinary shares in some cases could be materially different from that described above if, at any relevant time, we were classified as a PFIC.

Sections 1291 to 1298 of the Code contain the PFIC rules. These rules generally provide for punitive treatment to U.S. Holders of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income. These rules would not apply if the Section 7874(b) rules, as noted above, deem us to be considered as a U.S. corporation for U.S. federal income tax purposes.

For purposes of the PFIC asset test, cash is treated as a passive asset. For purposes of the PFIC asset test, the active business assets held by our wholly owned subsidiaries (e.g., ALR Nevada and ALR Canada) will be deemed to be held by us. It is uncertain at this time whether we will be classified as a PFIC in the future. If we are classified as a PFIC in the future, then the holders of our ordinary shares who are U.S. taxpayers may be subject to PFIC provisions that may impose U.S. taxes, in addition to those normally applicable, on the sale of their ordinary shares of the Company or on distributions from the Company. Specifically, any gain on the sale of PFIC shares or dividends that exceed 125% of the average distribution over the prior three years, will be allocated pro rata over each day that the U.S. Holder beneficially owned such shares. Any portion that is allocated to a prior taxation year will be taxed at the highest marginal rate applicable to such U.S. Holder in such prior taxation year, and an interest charge will be added as though the tax was due, but unpaid, in such prior year.

Information Reporting and Backup Withholding

Amounts paid to a Non-U.S. Holder that are treated as the proceeds of the sale or other disposition by the Non-U.S. Holder of our ordinary shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our ordinary shares effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our ordinary shares effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Singapore Tax Consideration

The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this Annual Report, and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted therein. Any prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable in light of that person’s particular circumstances. The statements below are based on the assumption that we are a tax resident in Singapore for Singapore income tax purposes.

Dividend Distributions with Respect to Ordinary Shares

Singapore has a one-tier corporate income tax system. Under the one-tier corporate income tax system, the tax paid by a company that is tax resident in Singapore is a final tax. Any dividends paid by a company that is tax resident in Singapore are exempt from Singapore income tax in the hands of its shareholders. As we are a tax resident of Singapore, the dividends payable by us will be one-tier tax-exempt dividends and will be exempt from Singapore income tax in the hands of our shareholders, regardless of their legal form or tax residence status. There will be no tax credits attached to the dividends payable by us. There is no withholding tax on payment of dividends to non-resident shareholders.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax law, there is no tax on capital gains. As such, any profits from the disposal of our ordinary shares that are capital in nature would not be taxable in Singapore. However, there are no specific laws or regulations that deal with the characterization of whether a gain is income or capital in nature. If the gains from the disposal of ordinary shares are construed to be of an income nature (which could be the case if, for instance, the gains arise from activities that the Inland Revenue Authority of Singapore regards as carrying on a trade or business in Singapore), the disposal profits would be taxable as income rather than capital gains. As the precise status of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.

Subject to certain conditions being satisfied, gains derived by a company from the disposal of our ordinary shares between the period of June 1, 2012 and May 31, 2027 (inclusive of both dates) will not be subject to Singapore income tax, if the divesting company holds a minimum shareholding of 20% of our ordinary shares and these shares have been held for a continuous minimum period of 24 months.

In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments: Recognition and Measurement (“FRS 39”) or Financial Reporting Standard 109 Financial Instruments (“FRS 109”), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 or FRS 109 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares.

Stamp Duty

There is no Singapore stamp duty payable in respect of the issuance or holding of our ordinary shares. Singapore stamp duty will be payable if there is an instrument of transfer of our ordinary shares executed in Singapore or if there is an instrument of transfer executed outside of Singapore, which is received in Singapore. Under Singapore law, stamp duty is not applicable to electronic transfers of our shares effected on a book-entry basis outside of Singapore. We therefore expect that no Singapore stamp duty will be payable in respect of our ordinary shares received by, or allotted and issued to, U.S. Holders assuming that they are acquired solely in book-entry form through the facility outside Singapore established by its transfer agent and registrar outside Singapore.

Where shares evidenced in certificated form are transferred and an instrument of transfer is executed (whether physically or in the form of an electronic instrument) in Singapore or outside Singapore, and which is received in Singapore, Singapore stamp duty is payable on the instrument of transfer for the sale of our ordinary shares at the rate of 0.2% of the consideration for, or market value of, the transferred shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore and is received in Singapore, Singapore stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. Electronic instruments that are executed outside Singapore are treated as received in Singapore in any of the following scenarios: (i) it is retrieved or accessed by a person in Singapore; (ii) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (iii) an electronic copy of it is stored on a computer in Singapore. Where the instrument of transfer is executed in Singapore, Singapore stamp duty must be paid within 14 days of the execution of the instrument of transfer.

Goods and Services Tax

The issue or transfer of ownership of our ordinary shares would be exempt from Singapore goods and services tax (“GST”). Hence, no GST would be incurred on the subscription or subsequent transfer of our ordinary shares.

The sale of our ordinary shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making the exempt supply is generally not recoverable from the Singapore Comptroller of GST.

Where our ordinary shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Subject to the normal rules for input tax claims, any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business carried out by such investor may be fully recoverable from the Singapore Comptroller of GST.

Each prospective investor should consult an independent tax advisor on the recoverability of input GST incurred on expenses in connection with the purchase and sale of our ordinary shares, if applicable.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the prevailing rate of 8%. Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

Estate Duty

Singapore estate duty has been abolished with effect from February 15, 2008 in relation to the estate of any person whose death has occurred on or after February 15, 2008.

F.       Dividends and Paying Agents

Not Applicable.

G.       Statement by Experts

Not Applicable.

H.       Documents on Display

We have previously filed with the SEC our registration statement on Form F-4 (File No. 333-265166), as amended, and a prospectus under the Securities Act with respect to our ordinary shares. We have filed this Annual Report with the SEC under the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the periodic reporting and other information requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained from the SEC’s internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.       Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.        Debt Securities.

Not Applicable.

B.        Warrants and Rights.

Not Applicable.

C.        Other Securities.

Not Applicable.

D.        American Depository Shares.

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As at December 31, 2022, the Company had promissory notes payable and related interest payable, totaling $9,918,000 in default. The amount in default is an aggregate 30 promissory notes issued by ALR Nevada to related parties and arm’s length parties, all prior to 2010 and have been in default since prior to 2010. These amounts remain in default as of the date of this report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, as amended, is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, our CEO and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Limitations on the Effectiveness of Controls

Our management, including our CEO and Chief Financial Officer, does not expect that our disclosure controls and internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to a simple error. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate due to changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, as of December 31, 2022, our internal control over financial reporting was not effective based on those criteria.

Based on this assessment, we found our internal control over financial reporting to be not effective for the following reason: insufficient written policies and procedures for reporting requirements and accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

Our Management believes that the material weaknesses set forth above did not affect our financial results. We retain a consultant who has the technical expertise and knowledge to implement the proper segregation of duties and the development of effective internal controls over financial reporting. We will advance our internal controls over financial reporting to meet our future needs at the appropriate time.

In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the material weaknesses in our internal controls over financial reporting.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies that may be identified during this process.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas qualify as audit committee financial experts as defined by the SEC rules, and have the requisite financial experience, as defined by Nasdaq corporate governance rules. Mr. Robulak and Dr. Salas are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a corporate code of ethics that applies to all of our directors, officers, and employees. We believe that our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely, and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. We have filed our code of ethics as an exhibit to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(1)       Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were:

2022	$ 37,000	Dale Matheson Carr-Hilton LaBonte LLP
2021	$ 20,000	Dale Matheson Carr-Hilton LaBonte LLP

(2)       Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported in the preceding paragraph:

2022	$ 40,000	Dale Matheson Carr-Hilton LaBonte LLP
2021	$ 12,000	Dale Matheson Carr-Hilton LaBonte LLP

(3)       Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were:

2022	$ 8,000	Dale Matheson Carr-Hilton LaBonte LLP
2021	$ 3,000	Dale Matheson Carr-Hilton LaBonte LLP

(4)       All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by our principal accountant, other than the services reported in paragraphs (1), (2) and (3) were:

2022	$ 0	Dale Matheson Carr-Hilton LaBonte LLP
2021	$ 0	Dale Matheson Carr-Hilton LaBonte LLP

(5)       Our audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the audit committee pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

(6)       The percentage of hours expended on the principal accountant’s engagement to audit our consolidated financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

Exhibit
No.	Document Description

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada
3.1	Constitution of the Company
4.1	Specimen Ordinary Share Certificate of the Company
4.2	Description of Share Capital
10.1	Line of Credit Agreement with Sidney Chan
10.2	Line of Credit Agreement with Christine Kan
10.3	Employment Agreement between the Company and Christine Kan
10.4	Letter of Employment between the Company and Sidney Chan
10.5	Option Agreement between the Company and Sidney Chan
10.6	Loan Agreement between the Company and Kan Wen Chen Pte. Ltd.
10.7	Manufacturing and Supply Agreement between the Company and Infinovo Medical Co. Ltd.
14.1	Code of Ethics and Business Conduct
21.1	List of subsidiaries of the Company
31.1	Certification of CEO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: May 1, 2023	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	May 1, 2023
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	May 1, 2023
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	May 1, 2023
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	May 1, 2023
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	May 1, 2023
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	May 1, 2023
Mr. Ronald Cheng

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALR TECHNOLOGIES SG LTD.

Consolidated Financial Statements

December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

dmcl.ca

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ALR Technologies SG Ltd. (the "Company") as of December 31, 2022, and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficit, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses since inception, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose

Vancouver
1500 - 1140 West Pender St.
Vancouver, BC V6E 4G1
604.687.4747

Surrey
200 - 1688 152 St.
Surrey, BC V4A 4N2
604.531.1154

Tri-Cities
700 - 2755 Lougheed Hwy
Port Coquitlam, BC V3B 5Y9
604.941.8266

Victoria
320 - 730 View St.
Victoria, BC V8W 3Y7
250.800.4694

of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT
Valuation of Loan Payable with Contingent Settlement Based on Future Sales During the current period, the Company entered into a loan agreement with a related party (Note 4d). The loan contains contingent settlement provision based on future sales. When estimating the amount and timing of the payment, the Company's management made certain assumptions, including the level of anticipated sales of the underlying product, the effective interest rate used, the applicability of historical early payment and other termination scenarios. Significant judgment is exercised by the Company's management in determining these assumptions. We identified the valuation of the loan as a critical audit matter due to the material balance of the loan, the high degree of auditor judgement and increased level of effort in relation to the audit procedures performed to evaluate the reasonableness of management's assumptions.	The primary procedures we performed to address this critical audit matter included the following, among others: • Evaluated management's significant accounting policies for the recognition and subsequent measurement of the loan. • Evaluated the inputs used in the present value estimate of the loan, including the reasonableness of the Company's development and sales plan for the underlying product. • Ensured key assumptions were consistent with evidence obtained in other areas of the audit. • Tested the mathematical accuracy of management's calculation of the present value estimate of the loan.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2013
Vancouver, Canada (PCAOB ID 1173)
May 1, 2023

ALR TECHNOLOGIES SG LTD.

Consolidated Balance Sheets

($ United States)

December 31, 2022 and 2021

	2022	2021

Assets
Current assets:
Cash	$148,628	$115,922
Prepaid expenses	228,661	77,295
Total assets	$377,289	$193,217

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,342,872	$1,130,546
Promissory notes payable to related parties	3,091,966	3,041,966
Promissory notes payable to unrelated parties	2,163,368	2,213,368
Interest payable	4,662,731	4,110,647
Lines of credit from related parties	15,828,155	14,008,833
Total current liabilities	27,089,092	24,505,360

Long-term liabilities:
Loan payable to related parties	1,842,982	—
Total liabilities	28,932,074	24,505,360

Shareholders’ Deficit
Preferred shares: Authorized: Unlimited preferred shares without par value (2021 – Unlimited) Shares issued and outstanding: Nil preferred shares (2021 – Nil) were issued and outstanding	—	—
Ordinary shares: Authorized: Unlimited ordinary shares without par value (2021 – Unlimited) Shares issued and outstanding: 551,966,844 ordinary shares (2021 – 542,716,344)	28,040,825	27,670,800
Additional paid-in capital	56,032,129	50,043,543
Accumulated other comprehensive income (loss) – cumulative translation differences	6,147	(11,409)
Accumulated deficit	(112,633,886)	(102,015,077)
Total shareholders’ deficit	(28,554,785)	(24,312,143)
Total liabilities and shareholders’ deficit	$377,289	$193,217

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Operations and Comprehensive Loss

($ United States)

Years Ended December 31, 2022, 2021 and 2020

	2022	2021	2020

Revenue	$2,367	$7,468	$—
Cost of revenue	(1,176)	(2,523)	—
Gross Margin	1,191	4,945	—

Operating Expenses
Product development costs	482,141	498,996	1,433,027
Professional fees	920,208	881,016	953,350
Selling, general and administration	2,867,250	1,566,306	1,439,634
Operating Loss	4,269,599	2,946,318	3,826,011

Loss before other items	(4,268,408)	(2,941,373)	(3,826,011)

Other Items
Interest expense	(6,350,401)	(5,468,328)	(2,116,466)
Loss on settlement of debt	—	(33,614)	—
Other income	—	—	26,460
Total Other Items	(6,350,401)	(5,501,942)	(2,090,006)

Net Loss	(10,618,809)	(8,443,315)	(5,916,017)
Other Comprehensive Income (Loss)
Exchange difference on translating foreign operations	17,556	(11,409)	—

Comprehensive loss for the year	$(10,601,253)	$(8,454,724)	$(5,916,017)

Weighted average number of ordinary shares outstanding, basic and diluted	548,078,686	534,980,347	337,033,584

Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.02)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2019 to December 31, 2022

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2019	268,777,909	$13,949,757	$—	$42,617,722	$—	$(87,655,745)	$(31,088,266)
Issuance of ordinary shares for settlement of debt	242,000,000	12,080,000	—	—	—	—	12,080,000
Issuance of ordinary shares for cash	242,800	12,140	—	—	—	—	12,140
Share subscriptions collected	—	—	200,000	—	—	—	200,000
Imputed interest	—	—	—	123,518	—	—	123,518
Stock options granted as compensation	—	—	—	2,828,017	—	—	2,828,017
Net loss for the year	—	—	—	—	—	(5,916,017)	(5,916,017)

Balance, December 31, 2020	511,020,709	26,041,897	200,000	45,569,257	—	(93,571,762)	(21,760,608)
Issuance of ordinary shares for settlement of debt	4,400,000	250,800	—	—	—	—	250,800
Issuance of ordinary shares for cash	26,496,635	1,324,832	(200,000)	—	—	—	1,124,832
Cancelled shares	(1,000)	—	—	—	—	—	—
Exercise of stock options	800,000	12,000	—	—	—	—	12,000
Reclassification of additional paid-in capital on exercise of stock options	—	41,271	—	(41,271)	—	—	—
Imputed interest	—	—	—	112,339	—	—	112,339
Stock options granted as compensation	—	—	—	4,403,218	—	—	4,403,218
Exchange difference on translating foreign operations	—	—	—	—	(11,409)	—	(11,409)
Net loss for the year	—	—		—		(8,443,315)	(8,443,315)

Balance, December 31, 2021 carried forward	542,716,344	$27,670,800	$—	$50,043,543	$(11,409)	$(102,015,077)	$(24,312,143)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2019 to December 31, 2022

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2021 brought forward	542,716,344	$27,670,800	$—	$50,043,543	$(11,409)	$(102,015,077)	$(24,312,143)
Issuance of ordinary shares for settlement of debt and bonuses	9,250,000	370,000	—	—	—	—	370,000
Issuance of ordinary shares for cash	500	25	—	—	—	—	25
Imputed interest	—	—	—	104,494	—	—	104,494
Discount on loan payable	—	—	—	113,912	—	—	113,912
Stock options granted as compensation	—	—	—	5,770,180	—	—	5,770,180
Exchange difference on translating foreign operations	—	—	—	—	17,556	—	17,556
Net loss for the year	—	—	—	—	—	(10,618,809)	(10,618,809)

Balance, December 31, 2022	551,966,844	$28,040,825	$—	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Cash Flows

($ United States)

Years Ended December 31, 2022, 2021 and 2020

	2022	2021	2020

OPERATING ACTIVITIES
Net loss	$(10,618,809)	$(8,443,315)	$(5,916,017)
Share-based compensation-product development costs	227,338	222,178	1,156,195
Share-based compensation-selling, general and administration	1,499,322	586,538	930,258
Share-based compensation-professional fees	38,614	169,382	741,564
Share-based compensation-interest	4,004,906	3,425,120	—
Interest expense on lines of credit	1,596,667	1,402,187	1,464,077
Non-cash imputed interest expense	104,494	112,339	123,518
Share issued for services	—	—	20,000
Write-off of accounts payable	—	—	(26,460)
Interest accretion on loan payable	23,315	—	—
Borrowing costs on non-current loan payable	72,834	—	—
Bonuses settled by issuance of shares	245,000	—	—
Loss on settlement of debt	—	33,614	—
Changes in operating assets and liabilities:
Increase in prepaid expenses	(151,366)	(14,636)	(62,659)
Increase in accounts payable and accrued liabilities	337,326	211,012	72,099
Increase in interest payable	542,834	527,336	528,871

Net cash used in operating activities	(2,077,525)	(1,768,245)	(968,554)

FINANCING ACTIVITIES
Proceeds from lines of credit	727,986	1,149,279	820,766
Proceeds from promissory notes	649,708	—	—
Proceeds from loan payable	1,779,250	—	—
Repayment of lines of credit interest	(496,081)	(456,725)	—
Repayment of promissory notes	(649,708)	—	—
Proceeds from share subscriptions received	—	—	200,000
Proceeds from sales of ordinary shares	25	1,136,832	12,140

Net cash provided by financing activities	2,011,180	1,829,386	1,032,906

Effect of foreign exchange on cash	99,051	(11,409)	—

Change in cash	32,706	49,732	64,352
Cash, beginning of year	115,922	66,190	1,838

Cash, end of year	$148,628	$115,922	$66,190

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

1. Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of the Redomicile Merger (as defined herein), the Company became the parent of ALR Nevada.

ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987 as Mo Betta Corp. In December 1998, ALR Nevada’s common stock began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol “MBET.” On December 28, 1998, it changed its name from Mo Betta Corp. to ALR Technologies Inc., and its trading symbol was changed to “ALRT.”

On June 9, 2021, the Company incorporated a wholly owned subsidiary, Canada Diabetes Solution Centre, Inc. (“ALR Canada”), under the Business Corporations Act of Alberta.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated May 17, 2022 (the “Redomicile Merger Agreement”), by and among ALR Singapore, ALR Nevada and ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), ALR Delaware, a wholly owned subsidiary of ALR Singapore, merged with and into ALR Nevada, with ALR Nevada continuing as the surviving entity and a wholly owned subsidiary of ALR Singapore (the “Redomicile Merger”).

On November 7, 2022, the Company completed the Redomicile Merger resulting in ALR Nevada becoming the wholly owned subsidiary of ALR Singapore. On November 10, 2022, ALR Nevada filed a Form 15 resulting in it terminating its duty to file reports with the Securities and Exchange Commission as a result of the completion of the Redomicile Merger to which ALR Singapore acquired all of the issuance and outstanding shares of ALR Nevada.

The Company has developed its “Diabetes Solution”, which is a comprehensive approach to diabetes care for human health consisting of data collection, predictive A1C, insulin dosage adjustment suggestions, performance tracking, remote monitoring and diabetes test supplies. The Company has also developed an iteration of the Diabetes Solution for the animal health market, under the brand “GluCurve Pet CGM”. The Company delivered the first order aggregating $160,000 for GluCurve Pet CGM units in December 2022 to its distributor and subsequently launched the GluCurve Pet CGM (note 14).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

1.        Basis of presentation, nature of operations and going concern (continued)

These consolidated statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the years ended December 31, 2022, 2021 and 2020 of $10,618,809, $8,443,315, $5,916,017 and respectively. As of December 31, 2022, the Company is unable to self-finance its operations, has a working capital deficit of $26,711,803 (2021 - $24,312,143), accumulated deficit of $112,633,886 (December 31, 2021 - $102,015,077) (December 31, 2020 - $93,571,762), limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. If the Company is able to finance its required product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit and promissory notes payable totaling $27,089,092 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $14,300,000. As of December 31, 2022, the total principal balance outstanding was $13,416,391. The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

1.        Basis of presentation, nature of operations and going concern (continued)

A significant portion of the Company’s debt is either due on demand or is in default, while continuing to accrue interest at its stated rate. The Company will seek to obtain creditors’ consents to delay repayment of the outstanding promissory notes payable and related interest thereto, until it is able to replace this financing with funds generated by operations, recapitalization with replacement debt or from equity financings through private placements. While some of the Company’s creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. In the past, creditors have successfully commenced legal action against the Company to recover debts outstanding. In those instances, the Company was able to obtain financing from related parties to cover the verdict or settlement; however, there is no assurance that the Company would be able to obtain the same financing in the future. If the Company is unsuccessful in obtaining financing to cover any potential verdicts or settlements, the Company will be required to cease operations.

The Company’s activities will necessitate significant uses of working capital beyond 2023. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Significant accounting policies

a) Accounting treatment of the reincorporation

The Reincorporation Merger will be accounted for as a legal reorganization as there will be no change in control and there will be no change in the ultimate ownership interest, immediately before and after the transaction. Under U.S. GAAP, as issued by the Financial Accounting Standards Board, the Reincorporation Merger represents a non-substantive exchange and will be accounted for in a manner consistent with a transaction between entities of common control.

The assets and liabilities in the consolidated financial statements after the Reincorporation Merger will be reflected at their historical value in the consolidated financial statements at the time of the Reincorporation Merger. In addition, the Reincorporation Merger will not impact the Company’s capitalization. The historical comparative figures of ALR Singapore will be those of ALR Nevada.

Each share of common stock, par value of $0.001 per share, of ALR Nevada issued and outstanding immediately prior to the Effective Time converted into and became one newly issued, fully paid and non-assessable ordinary share, no par value, of ALR Singapore.

The class of issued ordinary shares, which have identical rights, rank equally with one another. There is no concept of par value or authorized share capital under Singapore law. Certain prior year amounts have been reclassified for consistency with the current year presentation. The reclassification had no effect on the reported results of operations. An adjustment has been made to the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Deficit for fiscal years ended December 31, 2020 and 2021, to reclassify amounts related to prior year share issuances from additional paid-in capital to share capital.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and ALR Canada. The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

c) Share-based compensation

The Company follows the fair value method of accounting for share-based compensation. The Company estimates the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated financial statements. The Company estimates the fair value of the stock options using the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock.

d) Revenue recognition

The Company’s primary source of revenue is from subscription fees for its Diabetes Solution. Customers are billed in advance of the start of their subscription and revenue is recognized ratably over each monthly subscription period. The Company is the principal in all its relationships where partners provide monitoring services as well as testing supplies, as the Company retains control over service delivery to its customers. Payments made to the partners, such as for marketing, where the price that the customer pays is established by the partners and is part of the subscription, are recognized as cost of revenue.

The Company’s other source of revenue is from the sale of GluCurve Pet CGM units sold to its distributors. On November 23, 2022 the Company entered into a co-branded distribution agreement with Covetrus Inc. (the “Distributor”) whereby the Distributor was granted an exclusive right to sell the co-branded GluCurve Pet CGM in certain territories. The Distributor is billed and revenue is recognized when the products are delivered and ownership has transferred from the Company to the Distributor. Payments made to the partners, such as for supplies, shipping and brokerage fees, are recognized as reduction of revenue.

The Company’s products generally carry standard warranty terms provided by the manufacturer. However, in instances where the Company provide replacement units, the Company does not recognize revenue and the related cost of revenue until the replacement units are delivered.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

e) Foreign currency translation

The presentation currency of the Company is the U.S. dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of ALR Nevada is the U.S. dollar, for ALR Canada, it is the Canadian dollar, and for the Company, the functional currency is the Singapore dollar (“SGD”).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation are recognized in profit or loss in the Consolidated Statements of Operations and Comprehensive Loss in the year in which they arise.

Parent and subsidiary companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

·         Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and

·         Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on the translation of foreign operations are transferred directly to the Company’s exchange difference on translating foreign operations in the Consolidated Statements of Operations and Comprehensive Loss, and are reported as a separate component of shareholders’ deficit included in “Accumulated Other Comprehensive Income (Loss)”. These differences are recognized in profit or loss in the Consolidated Statement of Operations in the year in which they are disposed.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

f) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss carry-forwards that are available to be carried forward to future years for tax purposes.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities as a result of a change in tax rates is recognized in income in the period that includes the enactment date. When it is not considered to be more likely than not that a deferred income tax asset will be realized, a valuation allowance is provided for the excess.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740 Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2022, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

g) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the measurement of share-based compensation, the fair value of financial instruments, the fair value of loan payable, and the reported amounts of revenues and expenses during the reporting period. Management believes the estimates are reasonable; however, actual results could differ from those estimates.

h) Loss per share

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

i) Comprehensive income (loss)

Comprehensive income (loss) is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders' equity that under U.S. GAAP are excluded from net income.

j) Fair value of financial instruments

The Company’s financial instruments include cash, accounts payable, promissory notes payable, interest payable, lines of credit and loan payable. The fair values of these financial instruments approximate their carrying values due to the relatively short periods to maturity, other than loans payable, which has been recognized using the effective interest rate method. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 — unobservable inputs that are supported by little or no market activity.

Cash is measured at Level 1 inputs.

k) Recently adopted and issued accounting pronouncements

Issued

The Company has implemented all new accounting pronouncements that are in effect and may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its Consolidated Balance Sheet or

Consolidated Statements of Operations and Comprehensive Loss.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

3. Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	2022	2021
Accounts payable	$1,054,285	$806,059
Accrued liabilities	288,587	322,087
Deferred revenue	—	2,400
	$1,342,872	$1,130,546

4. Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2020	$3,031,966
Transferred from promissory notes payable pursuant to private transaction	10,000
Balance, December 31, 2021	3,041,966
Promissory notes received	405,350
Repayment of promissory notes	(405,350)
Transferred from promissory notes payable pursuant to private transaction	50,000
Balance, December 31, 2022	$3,091,966

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	2022	2021
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,475,000
Total Promissory Notes Payable to Related Parties	$3,091,966	$3,041,966

The Company received advances from relatives of the Chairman and Chief Executive Officer (or “CEO”) aggregating $405,350, consisting of principal amounts of $50,000 and SGD$500,000 ($355,350). The principal amount of $50,000 was repaid in August 2022 and had a fixed interest amount of $4,000, which matured on August 31, 2022. The principal amount of SGD$500,000 was repaid in July 2022 and had an interest of $150 per day outstanding payable upon maturity or early payment, which matured and was repayable on August 31, 2022.

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

b)	Promissory notes payable to unrelated parties

A summary of activities of promissory notes payable to unrelated parties is as follows:

Promissory Notes Payable to Unrelated Parties	Carrying Value
Balance, December 31, 2020	$2,254,353
Reclassified to interest payable	(10,985)
Extinguished through issuance of ordinary shares (note 6)	(20,000)
Transferred to promissory notes payable pursuant to private transaction	(10,000)
Balance, December 31, 2021	2,213,368
Promissory notes received	244,358
Repayment of promissory notes	(244,358)
Transferred to promissory notes payable pursuant to private transaction	(50,000)
Balance, December 31, 2022	$2,163,368

A summary of the promissory notes payable to unrelated parties is as follows:

Promissory Notes Payable to Unrelated Parties	2022	2021
Unsecured promissory notes payable to unrelated lenders, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912

Promissory notes payable, secured by a guarantee from the CEO, bearing interest at 1% per month, past maturity	—	50,000
Total Promissory Notes Payable to Unrelated Parties	$2,163,368	$2,213,368

The Company received advances from two shareholders aggregating SGD$340,000 ($244,358), with a fixed interest amount of $10,000, maturing and repayable on August 31, 2022. The principal amount of SGD$150,000 was repaid to one lender in July 2022 and the remaining balance of SGD$190,000 was repaid in August 2022.

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

c)	Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2020	$3,575,326
Reclassified from promissory notes payable	10,985
Interest incurred on promissory notes payable	527,336
Interest payable retired through issuance of shares	(3,000)
Balance, December 31, 2021	4,110,647
Interest incurred on promissory notes payable	542,834
Transferred from lines of credit interest	9,250
Balance, December 31, 2022	$4,662,731

Interest payable is due to related and unrelated parties as follows:

Interest Payable	2022	2021
Related parties	$1,534,006	$1,200,170
Unrelated parties	3,128,725	2,910,477
	$4,662,731	$4,110,647

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

d)	Loan payable

On September 6, 2022, ALR Singapore entered into a loan agreement with Kan Wan Chen Pte. Ltd. (“KWC”) whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan will mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional twenty percent loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. The Company assumed the minimum amount payable at maturity will be SGD$3,000,000, which will equal to 120% of the principal amount outstanding of SGD$2,500,000 ($1,779,250).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, the Company considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the loan agreement was comparable to market interest rates. At the time the loan agreement was executed, the Company was in advanced negotiations for the distribution of the GluCurve Pet CGM and the manufacturing of the CGM systems incorporated therein, but they had not entered into any definitive agreements until November 23, 2022.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since the GluCurve had not launched upon recognition of the loan and no definitive agreements were in place, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing. During the year ended December 31, 2022, the Company had not recognized revenue from the sale of GluCurve Pet CGM units and was unable to determine anticipated level of sales. As a result, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing as at December 31, 2022.

The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the loan agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944, totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC.

During the year ended December 31, 2022, the Company recorded foreign exchange adjustment of $81,495 to loan payable. The Company recognized accreted interest expense of $23,315 (SGD$32,459). The Company also recognized borrowing costs (recorded in interest expense) of $72,834 (SGD$101,399) (note 8).

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2020 and 2021	$—
Loan proceeds received (S$2,500,000)	1,779,250
Proceeds allocated to additional paid-in capital as benefit	(113,912)
Accreted interest on loan	23,315
Borrowing cost (recorded in interest expense)	72,834
Foreign exchange adjustment	81,495
Balance, December 31, 2022	$1,842,982

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

e)	Interest expense

During the year ended December 31, 2022, the Company incurred interest expense of $6,350,401 (2021 - $5,468,328) (2020 - $2,116,466) as follows:

·	$4,004,906 (2021 - $3,425,120) (2020 - $nil) incurred related to 1) the grant of options as consideration for receiving an increase to the borrowing limit on the line of credit between the Company and the VP of the Company (note 7), and 2) the modification of options held by the CEO and the VP of the Company that were granted in connection with financing provided to the Company (note 7);
·	$1,596,667 (2021 - $1,402,187) (2020 - $1,464,077) incurred on lines of credit payable, as shown in note 5;
·	$542,834 (2021 - $527,336) (2020 - $528,871) incurred on promissory notes (notes 4(a), 4(b) and 4(c));
·	$104,494 (2021 - $112,339) (2020 - $123,518) incurred from the calculation of imputed interest on accounts payable outstanding for longer than one year, advances payable and promissory notes payable, which had no stated interest rate;
·	$23,315 (2021 and 2020 - $nil) and $72,834 (2021 and 2020 - $Nil) for accreted interest and borrowing costs on loan payable to related party (notes 4(d) and 8), respectively; and
·	$5,351 (2021 - $1,346) (2020 - $nil) incurred on other items.

5. Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2020	$11,914,092
Advances received on lines of credit	1,149,279
Interest incurred on lines of credit	1,402,187
Repayment of interest on lines of credit	(456,725)
Balance, December 31, 2021	14,008,833
Advances received on lines of credit	727,986
Interest incurred on lines of credit	1,596,667
Interest transferred to promissory notes interest payable	(9,250)
Repayment of interest on lines of credit	(496,081)
Balance, December 31, 2022	$15,828,155

On December 10, 2021, the Company and the VP of the Company entered into an amendment agreement to increase the borrowing limit on the line of credit provided by the VP to the Company from $2,000,000 to $4,000,000. The terms of amounts to be advanced under the amendment are consistent with the line of credit. In connection with the line of credit, the Company granted the VP the option to acquire 40,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 (note 7).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

5.        Lines of credit (continued)

As of December 31, 2022, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$10,300,000	Due on Demand	$10,300,000	$2,136,330	$12,436,330	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,116,391	275,434	3,391,825	General Security over Assets	General Corporate Requirements
Total		$14,300,000		$13,416,391	$2,411,764	$15,828,155

As of December 31, 2021, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$10,300,000	Due on Demand	$10,220,700	$1,208,582	$11,429,282	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	2,467,705	111,846	2,579,551	General Security over Assets	General Corporate Requirements
Total		$14,300,000		$12,688,405	$1,320,428	$14,008,833

6. Share capital

a)	Authorized share capital

i.	Ordinary Shares

Unlimited ordinary shares without par value.

ii.	Preferred Shares

Unlimited preferred shares without par value.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

6.        Share capital (continued)

b)	Issued share capital

During the year ended December 31, 2022:

i.	On January 18, 2022, the Company issued a prospectus whereby it distributed 101,025,592 subscription rights to its shareholders to purchase ordinary shares of the Company at a price of $0.05 per share. The rights were set to expire on February 18, 2022, and subsequently extended to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. On March 21, 2022, the Company recognized share subscriptions receivable of $25 pursuant to its registration statement and issued a total of 500 ordinary shares for gross proceeds of $25. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

ii.	The Company issued four parties an aggregate 9,250,000 ordinary shares at a fair value of $0.04 per share for a total of $370,000 in exchange for the retirement of $125,000 of accounts payable and $245,000 for bonuses issued. Included in the 9,250,000 ordinary shares were 1,000,000 ordinary shares for the settlement of $40,000 for a bonus issued to a related party (notes 8 and 13).

During the year ended December 31, 2021:

iii.	On January 4, 2021, 1,000 ordinary shares were cancelled by a shareholder; no consideration was exchanged.

iv.	On April 12, 2021, the Company elected to extend the initial 90-day period (April 22, 2021) by an additional 100-day period related to the closing of the rights offering. The Company had until July 31, 2021 to sell the remaining 113,025,592 ordinary shares. The Company further extended the offering period to October 29, 2021. The Company filed a post-effective amendment to further extend the rights offering from October 29, 2021 to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

v.	The Company collected subscriptions of $1,124,832 pursuant to its registration statement and issued a total of 26,496,635 ordinary shares for gross proceeds of $1,324,832; $200,000 of the proceeds had been collected during the year ended December 31, 2020 and recognized as obligation to issue shares.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

6.        Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2021: (continued)

vi.	The Company received proceeds of $12,000 pursuant to the exercise of options to acquire 800,000 ordinary shares at a price of $0.015 per share. The Company reclassified $41,271 from additional paid-in capital to share capital on exercise of stock options.

vii.	The Company entered into two shares for debt agreements with two creditors to issue an aggregate 4,400,000 ordinary shares at a fair value of $0.057 per share for a purchase price of $250,800 in exchange for the retirement of $217,186 of liabilities comprised of:

·	Accounts payable - $ 194,186
·	Promissory notes – Principal - $ 20,000
·	Line of credit – Accrued interest - $ 3,000

The Company recognized loss on debt settlement of $33,614.

During the year ended December 31, 2020:

viii.	On February 11, 2020, the Company issued 2,000,000 restricted shares of common stock at a price of $0.04 per share with a value of $80,000 in exchange for the retirement of $60,000 of accounts payable and $20,000 for the provision of services.

ix.	On August 24, 2020, the Company issued 242,800 restricted shares of common stock at a price of $0.05 per share for proceeds of $12,140.

x.	On September 21, 2020, the Company entered into two shares for debt agreements with the Chairman and his spouse to issue an aggregate 240,000,000 restricted shares of common stock at a price of $0.05 per share for a purchase price of $12,000,000 in exchange for the retirement of $12,000,000 of liabilities comprised of:

·	Promissory notes - Accrued interest - $ 2,318,542

·	Line of credit - Accrued interest - $ 8,642,491

·	Line of credit - Principal - $ 1,038,967

xi.	On December 4, 2020, the Company filed a Form S-1 Registration Statement to distribute subscription rights to purchase up to an aggregate 127,522,227 shares of common stock at a price of $0.05 per share for maximum aggregate offering proceeds of $6,376,111. The Company collected subscriptions of $200,000 related to management’s right to allocate unsubscribed shares of common stock.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7. Additional paid-in capital

Stock options

A summary of stock option activity is as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,497,001,500	0.006	5,362,701,500	0.004	5,236,401,500	$0.003
Granted	115,500,000	0.050	165,000,000	0.050	139,800,000	$0.047
Options exchanged for warrants upon Redomicile Merger (note 1)	(5,200,501,500)	(0.004)	—	—	—	$—
Exercised	—	—	(800,000)	(0.015)	—	$—
Cancelled	(90,300,000)	(0.040)	(29,900,000)	(0.034)	(13,500,000)	$(0.034)
Outstanding, end of year	321,700,000	0.043	5,497,001,500	0.006	5,362,701,500	$0.004

Exercisable, end of year	160,800,000	0.037	5,221,701,500	0.004	5,202,701,500	$0.003

On November 7, 2022, 5,200,501,500 stock options were exchanged for warrants of the Company upon close of the Redomicile Merger (note 1).

During the year ended December 31, 2022:

On March 18, 2022, the Company modified 70,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from September 30, 2021 and December 31, 2021 to December 31, 2022, and from June 30, 2022 to June 30, 2023.

On March 18, 2022, the Company amended 2,500,000 options previously granted to an individual on October 4, 2021 by vesting 1,000,000 options with performance conditions and cancelling the remaining 1,500,000 options. During the year ended December 31, 2022, $59,639 related to the 1,000,000 options that vested immediately was recorded.

Effective March 18, 2022, the Company cancelled 20,000,000 stock options exercisable at $0.015, 10,000,000 stock options exercisable at $0.035 and 28,500,000 exercisable at $0.05 related to the termination of certain contractors.

On April 27, 2022, the Company provided termination notice to a contractor. As a result, the contractor’s 30,000,000 stock options exercisable at $0.05 were cancelled, unvested, effective June 30, 2022.

On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The Company cancelled the subscription rights to distribute 101,025,092 ordinary shares at a price of $0.05 pursuant to the prospectus (note 6(b)(i)). The fair value of the options granted totaling $4,004,906 was fully recorded at grant.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2022: (continued)

On November 25, 2022, the Company modified 5,300,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from November 25, 2022 to December 31, 2025 resulting in the Company recognizing an additional $58,967.

During the year ended December 31, 2022, the Company recorded a total of $5,770,180 in compensation expense, $4,004,906 related to the vesting of stock options granted in 2022 and $1,765,274 related to the vesting of stock options granted in 2021, including the $58,967 from the modification of vesting terms of 5,300,000 options.

During the year ended December 31, 2021:

On January 28, 2021, the Company granted the option to acquire an aggregate 32,000,000 ordinary shares at a price of $0.05 per share to six individuals. All of the options will vest according to performance or time-based conditions. Options to acquire 22,000,000 ordinary shares will expire December 31, 2025, and options to acquire 10,000,000 ordinary shares will expire May 17, 2024. As at December 31, 2022, 6,000,000 (2021 - 1,000,000) options have vested to date. The fair value of the options granted totals $1,706,244, of which $573,292 relates to stock options that have time-based vesting conditions and $1,132,952 relates to stock options that have performance vesting conditions. During the year ended December 31, 2022, $168,701 (2021 - $248,189) related to stock options with time-based vesting conditions and $113,295 (2021 - $Nil) related to stock options with performance-based vesting conditions was recognized. The remaining fair value of $1,176,060 has not been recorded.

On February 22, 2021, the Company granted the option to acquire an aggregate 5,000,000 ordinary shares at a price of $0.05 per share. These options were granted to three individuals and have an expiry date of May 17, 2024. None of these options have vested to date. The fair value of the options granted totaled $225,141. During the year ended December 31, 2022, $69,276 (2021 - $57,730) related to stock options with time-based vesting conditions was recognized. The remaining fair value of $98,135 has not been recorded.

On April 14, 2021, the Company’s Board of Directors approved the grant of the option to acquire an aggregate 28,500,000 ordinary shares at a price of $0.05 per share until December 31, 2025 to five individuals. All of the options will vest according to performance or time-based conditions; 4,400,000 options have vested to date. The fair value of the options granted totaled $1,565,812, of which $351,621 related to stock options that have time-based vesting conditions and $1,214,191 related to stock options that have performance vesting conditions. During the year ended December 31, 2022, $328,885 (2021 - $88,540) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $1,148,387 has not been recorded.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2021: (continued)

On May 12, 2021, the Company’s Board of Directors amended the option to acquire 2,000,000 shares, previously granted on January 28, 2021 to a consultant, to increase the option by 1,000,000 to provide the optionee the option to acquire an aggregate 3,000,000 ordinary shares at a price of $0.05 per share until December 31, 2025. All other terms of the January 28, 2021 grant remain the same and the options are subject to performance vesting conditions. The fair value of the additional 1,000,000 amended options granted totaled $54,940. During the year ended December 31, 2022, $54,940 (2021 - $Nil) related to stock options with performance-based vesting conditions was recognized.

On May 31, 2021, the Company granted one consultant the option to acquire 5,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2025 subject to performance vesting conditions. The fair value of the options granted totaling $254,708 was not recorded, as it cannot be determined that it is more likely than not that the performance conditions will be met.

On June 27, 2021, the Company cancelled 7,400,000 stock options with an average exercise price of $0.033.

On June 27, 2021, the Company’s Board of Directors approved the grant of the option to acquire an aggregate 21,000,000 ordinary shares at a price of $0.05 per share until June 30, 2026 to four individuals. All of the options will vest according to performance or time-based conditions; 200,000 options have vested to date. The fair value of the options granted totaled $1,374,208, of which $26,175 related to stock options with time-based vesting conditions and $1,348,033 related to stock options with performance vesting conditions. During the year ended December 31, 2022, $13,082 (2021 - $9,816) relating to the stock options with time-based vesting conditions was recognized. The remaining fair value of $1,351,310 has not been recorded.

On June 30, 2021, the Company amended the option to acquire 4,365,001,300 ordinary shares granted on July 1, 2016 by extending the expiry date from July 1, 2021 to April 12, 2024. The options were granted in connection with lines of credit provided by the CEO and the VP, which are currently outstanding (note 5). All of the options had vested in previous years. The fair value of the amendments totaled $1,287,834 and was recorded during the year ended December 31, 2021 in interest expense.

Effective July 22, 2021, the Company cancelled 22,500,000 stock options exercisable at $0.035 related to the termination of certain contractors and advisors.

On August 27, 2021, the Company granted a member of the Board of Directors the option to acquire 5,000,000 ordinary shares at a price of $0.05 per share until June 30, 2026. The fair value of the options granted totaling $304,692 was fully recorded at grant.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2021: (continued)

On October 4, 2021, the Company granted two individuals the option to acquire an aggregate 17,500,000 ordinary shares at an exercise price of $0.05 per share until September 30, 2026; 15,000,000 of the options will vest according to time-based conditions and 2,500,000 will vest according to performance conditions. On March 18, 2022, the Company cancelled 1,500,000 options and vested 1,000,000 options with performance vesting conditions. As at December 31, 2022, 4,000,000 (2021 - Nil) options have vested to date. The fair value of the options granted totaled $1,043,690, of which $894,592 related to stock options with time-based vesting conditions and $149,098 related to stock options with performance vesting conditions. During the year ended December 31, 2022, $364,169 (2021 - $101,758) related to stock options with time-based vesting conditions was recognized. The remaining fair value of $518,124 has not been recorded.

On December 10, 2021, the Company granted one creditor the option to acquire 40,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 in connection with receiving line of credit financing (note 5). The fair value of the options granted totaled $2,137,286 and was fully recorded upon the Company entering into the financing agreement with the creditor.

On December 10, 2021, the Company granted one consultant the option to acquire 10,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 subject to performance vesting conditions. The fair value of the options granted totaled $534,321, all of which related to stock options with performance vesting conditions. During the year ended December 31, 2022, $534,321 (2021 - $Nil) related to stock options with performance-based vesting conditions was recognized.

During the year ended December 31, 2021, the Company recorded a further $167,373 in compensation expense related to the vesting of stock options granted in previous years.

During the year ended December 31, 2020:

On April 1, 2020, the Company granted one consultant the option to acquire 10,000,000 shares of common stock at a price of $0.035 per share for a term of five years. The fair value of the options granted totaling $391,843 was fully recorded at grant.

On May 12, 2020, the Company amended the option to acquire 40,000,000 shares of common stock granted on June 12, 2019 to extend the period of vesting from May 31, 2020 to December 31, 2020. None of these options have vested to date.

On May 18, 2020, the Company granted one consultant the option to acquire 500,000 shares of common stock of the Company at a price of $0.035 per share until May 17, 2024. The fair value of the options granted totaling $18,725 was fully recorded at grant.

On June 1, 2020, the Company granted one consultant the option to acquire 10,000,000 shares of common stock of the Company at a price of $0.035 per share until May 31, 2025 subject to performance vesting conditions. The fair value of the options granted totaling $621,853 was not recorded, as it cannot be determined that it is more likely than not that the performance condition will be met.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2020: (continued)

On June 5, 2020, the Company granted one sales agent the option to acquire 10,000,000 shares of common stock of the Company at a price of $0.035 per share until May 31, 2025 subject to the agent enrolling 20,000 patients into the ALRT Diabetes Solution by May 31, 2021. The fair value of the options granted totaling $494,868 was not recorded, as it cannot be determined that it is more likely than not that the performance condition will be met.

On September 1, 2020, the Company granted 13 individuals the option to acquire an aggregate 74,500,000 options at an exercise price of $0.05 per share; 22,000,000 stock options, which vested at the time of grant, will expire on May 17, 2024 and 52,500,000 stock options, which vest upon achievement of performance conditions, will expire on May 31, 2025. None of the stock options with performance vesting conditions have vested. The fair value of the options granted totals $3,854,619, of which $1,137,397 related to the stock options that have vested was recorded and $2,717,222 related to the options that have not vested was not recorded.

On October 12, 2020, the Company granted eight individuals the option to acquire an aggregate 34,800,000 options at an exercise price of $0.05 per share until May 31, 2025; 18,300,000 vested at the time of grant and 16,500,000 of the stock options granted will vest upon achievement of performance conditions. None of the stock options with performance vesting conditions had vested as at December 31, 2020 and 1,000,000 vested during the year ended December 31, 2021. The fair value of the options granted totaled $2,434,053, of which $1,279,973 related to the stock options that have vested was recorded and $1,154,080 related to the options that have not vested was not recorded.

During the year ended December 31, 2020, the Company recorded a further $79 in compensation expense relating to the vesting of stock options granted in previous years.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

Outstanding

The options outstanding at December 31, 2022, 2021 and 2020 were as follows:

	December 31, 2022			December 31, 2021			December 31, 2020
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
July 1, 2021	—	$—	—	—	$—	—	4,365,001,300	$0.002	$0.069
November 27, 2022	—	$—	—	5,600,000	$0.015	0.045	6,950,000	$0.015	$0.056
January 31, 2023 (note 14)	20,500,000	$0.015	0.050	40,500,000	$0.015	0.045	40,500,000	$0.015	$0.056
June 13, 2023	5,000,000	$0.015	0.050	5,000,000	$0.015	0.045	5,000,000	$0.015	$0.056
October 1, 2023	—	$—	—	—	$—	—	300,000	$0.050	$0.021
February 3, 2024	—	$—	—	—	$—	—	10,000,000	$0.035	$0.036
March 14, 2024	6,650,000	$0.035	0.030	6,650,000	$0.035	0.025	9,150,000	$0.035	$0.036
April 12, 2024	—	$—	—	4,925,001,500	$0.002	0.058	560,000,200	$0.002	$0.069
April 12, 2024	3,350,000	$0.015	0.050	3,350,000	$0.015	0.045	3,900,000	$0.015	$0.056
April 12, 2024	200,000	$0.030	0.035	200,000	$0.030	0.030	200,000	$0.030	$0.041
May 6, 2024	13,000,000	$0.035	0.030	13,000,000	$0.035	0.025	13,000,000	$0.035	$0.036
May 17, 2024	57,000,000	$0.050	0.015	77,000,000	$0.050	0.010	62,000,000	$0.050	$0.021
May 17, 2024	19,400,000	$0.035	0.030	19,400,000	$0.035	0.025	25,400,000	$0.035	$0.036
June 17, 2024	—	$—	—	5,000,000	$0.050	0.010	5,000,000	$0.050	$0.021
June 17, 2024	—	$—	—	—	$—	—	5,000,000	$0.035	$0.036
August 16, 2024	—	$—	—	2,500,000	$0.050	0.010	2,500,000	$0.050	$0.021
September 6, 2024	—	$—	—	1,000,000	$0.050	0.010	1,000,000	$0.050	$0.021
September 17, 2024	—	$—	—	—	$—	—	5,000,000	$0.035	$0.036
October 3, 2024	3,500,000	$0.035	0.030	3,500,000	$0.035	0.025	3,500,000	$0.035	$0.036
October 24, 2024	2,000,000	$0.035	0.030	2,000,000	$0.035	0.025	2,000,000	$0.035	$0.036
December 11, 2024	—	$—	—	120,000,000	$0.015	0.045	120,000,000	$0.015	$0.056
April 1, 2025	10,000,000	$0.035	0.030	10,000,000	$0.035	0.025	10,000,000	$0.035	$0.036
May 31, 2025	10,000,000	$0.035	0.030	20,000,000	$0.035	0.025	20,000,000	$0.035	$0.036
May 31, 2025	57,300,000	$0.050	0.015	87,300,000	$0.050	0.010	87,300,000	$0.050	$0.021
December 31, 2025	5,300,000	$0.015	0.050	—	$—	—	—	$—	$—
December 31, 2025	56,500,000	$0.050	0.015	56,500,000	$0.050	0.010	—	$—	$—
June 30, 2026	26,000,000	$0.050	0.015	26,000,000	$0.050	0.010	—	$—	$—
September 30, 2026	16,000,000	$0.050	0.015	17,500,000	$0.050	0.010	—	$—	$—
December 31, 2026	10,000,000	$0.050	0.015	50,000,000	$0.050	0.010	—	$—	$—
Total	321,700,000	$0.043	0.022	5,497,001,500	$0.006	0.054	5,362,701,500	$0.004	$0.066

Weighted Average Remaining Contractual Life		2.21			2.37			1.05

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

The fair value of the stock options granted and vested was allocated as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Interest expense	$4,004,906	$3,425,120	$—
Product development expense	227,338	222,178	1,156,195
Professional expense	38,614	169,382	741,564
Selling, general and administration expenses	1,499,322	586,538	930,258
	$5,770,180	$4,403,218	$2,828,017

The Company uses the fair value method for determining share-based compensation for all options granted during the fiscal periods. The fair value was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	December 31, 2022	December 31, 2021	December 31, 2020
Risk-free interest rate	3.05%	0.87%	0.20%
Expected life (years)	4.5	4.8	4.6
Expected dividends	0%	0%	0%
Expected volatility	123%	278%	312%
Forfeiture rate	0%	0%	0%

The weighted average fair value for the options granted during the year ended December 31, 2022 was $0.03 (2021 - $0.06; 2020 - $0.06).

Warrants

A summary of warrant activity is as follows:

	Year Ended December 31, 2022		Years Ended December 31, 2021 and 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	-	-	-	$-
Options exchanged for warrants (note 1)	5,200,501,500	0.004	—	$—
Outstanding, end of year	5,200,501,500	0.004	—	$—

Exercisable, end of year	5,200,501,500	0.004	—	$—

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Warrants (continued)

During the year ended December 31, 2022:

On November 7, 2022, 5,200,501,500 stock options were exchanged for warrants of the Company upon close of the Redomicile Merger (note 1). There was no impact on the carrying value of the instruments as a result of the Redomicile Merger.

During the year ended December 31, 2021:

There were no warrant activities during the years ended December 31, 2021 and 2020.

Outstanding

The warrants outstanding at December 31, 2022, 2021 and 2020 were as follows:

	December 31, 2022			December 31, 2021 and 2020
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
April 12, 2024	4,925,001,500	$0.002	0.063	—	$—	$—
December 11, 2024	120,000,000	$0.015	0.050	—	$—	$—
December 31, 2026	155,500,000	$0.050	0.015	—	$—	$—
Total	5,200,501,500	$0.004	0.061	—	$—	$—

Weighted Average Remaining Contractual Life		1.38			—

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

8. Related party transactions and balances

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Related party transactions included within interest expense:
Interest expense on promissory notes issued to relatives of the CEO of the Company	$324,586	$316,504	$315,926
Interest expenses on loan payable to a company controlled by the VP and immediate family members	$23,315	$—	$—
Borrowing costs (recorded in interest expense) on loan payable to a company controlled by the VP and immediate family members	$72,834	$—	$—
Interest expense on lines of credit payable to the CEO and the VP of the Company	$1,596,667	$1,402,187	$1,464,077
Interest expense related to the grant and/or the modification of stock options held by the CEO and the VP of the Company related to financing provided	$4,004,906	$1,287,834	$—
Interest expense related to stock options granted to the VP of the Company related to the increase of the borrowing limit of a line of credit	$—	$2,137,286	$—

Related party transactions included within selling, general and administration expenses:
Consulting fees to the CEO of the Company accrued on the line of credit available to the Company	$124,800	$249,600	$249,600
Salary and bonus paid to the CEO of the Company	$274,800	$—	$—
Bonus to a director of the Company settled with issuance of ordinary shares	$40,000	$—	$—
Salary for services to the VP of the Company	$43,532	$33,427	$—
Salary for services as Secretary and Chief Legal Counsel of the Company	$8,706	$—	$—
Selling, general and administration expense related to stock options granted to the Chief Legal Counsel of the Company	$304,291	$—	$—
Loss on settlement of debt to a relative of the CEO of the Company	$—	$16,800	$—
Rent paid to a company controlled by the VP and immediate family members	$20,206	$24,390	$—
Stock options granted to a member of the Board of Directors of the Company	$—	$304,692	$—

Interest on promissory notes payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

8.        Related party transactions and balances (continued)

The two creditors issued commitment letters aggregating $1,584,000 (2021 - $1,540,000) are relatives of the CEO of the Company (note 14(b)).

On June 3, 2022, the Company issued an aggregate 1,000,000 ordinary shares at a fair value of $0.04 per share for the settlement of $40,000 for a bonus issued and recognized in consulting fees (note 6(b)(ii)) to a director of the Company.

On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The fair value of the options granted totaling $4,004,906 was recorded to interest expense.

On September 6, 2022, ALR Singapore entered into a loan agreement with KWC, a related party to the Company (note 4(d)). The interest expense and borrowing costs related to the loan payable have been recorded at the exchange amount.

9. Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,291,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $303,000 related to one of these promissory notes.

On December 22, 2020, a default judgment was entered against the Company in regard to one of the above noted judgments totaling $552,000, consisting of the principal amount of $300,000 and accrued interest of $252,000, as of the date of the Civil Summons.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

9.        Commitments and contingencies (continued)

b)	Commitments

i.	Management contract

Until August 4, 2022, the Company had a consulting arrangement with Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors of the Company. Under the terms of the contract, Mr. Chan will be paid $240,000 per annum for services as CEO. The contract can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the contract be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the contract is for one year and automatically renews for continuous one-year terms. Also, under the terms of the contract are the following:

1)	Incentive revenue bonus

Mr. Chan will be entitled to a 1% net sales commission from the sales of any of the Company’s products at any time during his life, regardless if Mr. Chan is still under contract with the Company.

2)	Sale of business

If more than 50% of the Company’s stock or assets are sold, Mr. Chan will be compensated for entering into non-compete agreements based on the selling price of the Company or its assets as follows:

i.	2% of sales price up to $24,999,999 plus
ii.	3% of sales price between $25,000,000 and $49,999,999 plus
iii.	4% of sales price between $50,000,000 and $199,999,999 plus
iv.	5% of sales price in excess of $200,000,000.

On August 4, 2022, ALR Singapore entered into an Employment Agreement with the Chairman and Chief Executive Officer with an effective date of July 1, 2022. The terms of the Employment Agreement were materially the same as the Services Agreement between the Company and the Chief Executive Officer, except as follows:

·	The incentive compensation, whereby Mr. Chan will earn a 1% commission from the sale of Company products has been amended to be in perpetuity and assignable. Previously, the commission was based on the lifetime of Mr. Chan; and
·	Mr. Chan has relinquished his right to the compensation on the sale of the business or assets of the Company or its affiliates.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

9.        Commitments and contingencies (continued)

b)        Commitments (continued)

i.        Management contract (continued)

2)        Sale of business (continued)

In connection with entering into the Employment Agreement with ALR Singapore:

i.	Mr. Chan has been issued a bonus of $150,000 as consideration for the advancements to the GluCurve business unit;
ii.	The Services Agreement between the Company and Mr. Chan has terminated; and
iii.	Mr. Chan will continue to act as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer of the Company.

This Employment Agreement is executed and the Services Agreement is being terminated in connection with the Redomicile Agreement.

ii.	Manufacturing and Supply Agreement

On December 16, 2022, ALR Singapore entered into a Manufacturing and Supply Agreement (the “Supply Agreement”) with Infinovo Medical Co., Ltd. (“Infinovo”). Pursuant to the Supply Agreement, Infinovo will manufacture and supply certain continuous glucose monitoring components necessary to the Company’s diabetes management platform for animal health, known as “GluCurve”. The term of the Supply Agreement continues for three years from December 16, 2022, unless earlier terminated in accordance with the terms of the Supply Agreement. The Supply Agreement will automatically renew for additional one-year terms unless ALR Singapore or Infinovo provides written notice of its intent to terminate the Supply Agreement. The Supply Agreement provides for customary reasons to terminate the Supply Agreement for cause with immediate effect.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

10. Financial instruments

The Company’s financial instruments consist of cash, accounts payable, interest payable, promissory notes payable to unrelated parties, promissory notes payable to related parties, lines of credit from related parties and loan payable to related parties.

a)	Fair value

The fair values of cash and certain accounts payable approximate their carrying values due to the relatively short periods to maturity of these instruments.

Certain accounts payable have been outstanding longer than one year. The Company has recorded imputed interest at a rate of 1% per month over the period the payables have been outstanding for longer than one year, with a corresponding amount recognized in additional paid-in capital. The calculated amount represents the implicit compensation for the use of funds beyond a reasonable term for regular trade payables.

For the purposes of fair value analysis, promissory notes payable to related parties, promissory notes payable to unrelated parties, lines of credit and loans payable to related parties can be separated into two classes of financial liabilities:

i.	Interest-bearing promissory notes, lines of credit and related interest payable, loans payable; and
ii.	Non-interest-bearing promissory notes past due.

The interest-bearing promissory notes payable are all delinquent and have continued to accrue interest at their stated rates. The Company currently does not have the funds to extinguish these debts and will continue to incur interest until such time as the liabilities are extinguished. There is not an active market for delinquent loans for a Company with a similar financial position. Management asserts the carrying values of the promissory notes and related interest payable are a reasonable estimate of fair value, as they represent the Company’s best estimate of their legal obligation for these debts. As there is no observable market for interest rates on similar promissory notes, the fair value was estimated using Level 2 inputs in the fair value hierarchy.

The Company has one non-interest-bearing promissory note payable past due. There is not an active market for default loans not bearing interest nor is there an observable market for lending to companies with a financial position similar to the Company. The Company has recorded imputed interest at a rate of 1% per month over the life of the promissory notes, with a corresponding amount recognized in additional paid-in capital representing the implicit compensation for the use of funds. Management asserts the payment date for these amounts cannot be reasonably determined. Management further asserts there is not a determinable interest rate for arm’s length borrowings based on the current financial position of the Company and asserts the carrying value is the best estimate of the Company’s legal liability and represents the fair value for the promissory note. This would be considered a Level 2 input in the fair value hierarchy.

b)	Credit risk

The financial instrument that potentially subjects the Company to credit risk consists of cash. The Company only has an immaterial cash balance and is not exposed to significant credit risk.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

10.        Financial instruments (continued)

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises two types of risk: interest rate risk and foreign currency risk.

i.	Interest rate risk

Interest rate risk consists of two components:

1)	Cash flow risk

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

The Company is exposed to interest rate cash flow risk on promissory notes payable of $100,000, which incur a variable interest rate of prime plus 1%. A hypothetical change of 1% on interest rates would increase or decrease net loss and comprehensive loss by $1,000.

2)	Price risk

To the extent that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to price risk.

The Company’s promissory notes payable consist of $100,000 of variable interest rate notes and $5,155,334 of fixed interest rate notes. All of these notes are past due and are currently due on demand while interest continues to accrue. Due to the delinquency of the fixed interest rate promissory notes payable, there is no active market for these instruments and fluctuations in market interest rates do not have a significant impact on their estimated fair values as of December 31, 2022.

At December 31, 2022, the effect on net loss and comprehensive loss of a hypothetical change of 1% in market interest rate cannot be reasonably determined.

ii.	Foreign currency risk

The Company incurs certain accounts payable and expenses in Canadian and Singapore dollars and is exposed to fluctuations in changes in exchange rates between the U.S. and Canadian dollars, as well as U.S. and Singapore dollars. As at December 31, 2022, the effect on net loss and comprehensive loss of a hypothetical change of 10% between the U.S. and Canadian dollars and between the U.S. and Singapore dollars would not be material. The Company has not entered into any foreign currency contracts to mitigate risk.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

11. Income taxes

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 21% (2021 and 2020 – 21%) to income (loss) before income taxes. The difference results from the following items:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Computed expected benefit of income taxes	$(2,229,950)	$(1,773,096)	$(1,242,363)
Share-based compensation and permanent differences	1,220,577	925,449	593,885
Non-deductible interest expense	364,680	334,556	79,418
Expiry of tax credits	525,830	773,050	929,432
True up of prior year balances	(30,092)	99,348	1,214,608
Increase (decrease) in valuation allowance	148,955	(359,307)	(1,574,980)
Income tax provision	$—	$—	$—

The components of the net deferred income tax asset, the statutory tax rate and the amount of the valuation allowance are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net operating loss carried forward	$36,124,160	$35,414,853	$37,125,837
Tax rate	21%	21%	21%
Deferred income tax assets	7,586,074	7,437,119	7,796,426
Valuation allowance	(7,586,074)	(7,437,119)	(7,796,426)
Net deferred income tax asset	$—	$—	$—

The potential benefit of the deferred income tax asset has not been recognized in these consolidated financial statements since it cannot be assured that it is more likely than not that such benefit will be utilized in future years. The Company believes that the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred income tax assets such that a full valuation allowance has been recorded.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

11.        Income taxes (continued)

The operating losses amounting to $35,192,000 for utilization in the United States, $930,000 for utilization in Singapore, $2,000 for utilization in Canada, the respective jurisdictions where the losses were incurred, will expire between 2023 and 2042 if they are not used. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry-forwards:

Fiscal Year	United States $	Singapore $	Canada $	Total $	Expiry Date
2003	2,776,000	—	—	2,776,000	2023
2004	1,251,000	—	—	1,251,000	2024
2005	1,304,000	—	—	1,304,000	2025
2006	1,532,000	—	—	1,532,000	2026
2007	1,480,000	—	—	1,480,000	2027
2008	1,600,000	—	—	1,600,000	2028
2009	1,723,000	—	—	1,723,000	2029
2010	823,000	—	—	823,000	2030
2011	1,747,000	—	—	1,747,000	2031
2012	1,638,000	—	—	1,638,000	2032
2013	1,403,000	—	—	1,403,000	2033
2014	2,595,000	—	—	2,595,000	2034
2015	1,619,000	—	—	1,619,000	2035
2016	1,171,000	—	—	1,171,000	2036
2017	928,000	—	—	928,000	2037
2018	720,000	—	—	720,000	2038
2019	3,921,000	—	—	3,921,000	2039
2020	2,236,000	—	—	2,236,000	2040
2021	2,400,000	187,000	—	2,587,000	2041
2022	2,325,000	743,000	2,000	3,070,000	2042
Total	35,192,000	930,000	2,000	36,124,000

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

12. Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	December 31, 2022	December 31, 2021
Current and Total Assets
Other	$10,481	$9,547
Singapore	154,458	110,527
United States	212,350	73,143
	$377,289	$193,217

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue
Singapore	$2,367	$7,468	$—
	$2,367	$7,468	$—

Net Loss
Other	$(2,585)	$(36)	$—
Singapore	(1,693,916)	(195,308)	—
United States	(8,922,308)	(8,247,971)	(5,916,017)
	$(10,618,809)	$(8,443,315)	$(5,916,017)

13. Supplemental information with respect to cash flows

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Ordinary shares issued to retire accounts payable (note 6(b)(ii))	$125,000	$194,186	$60,000
Ordinary shares issued to retire interest payable and promissory notes payable	$—	$23,000	$2,318,542
Ordinary shares issued to retire line of credit	$—	$—	$9,681,458
Reclassification of additional paid-in capital on exercise of stock options	$—	$41,271	$—
Additional paid-in capital on KWC loan payable (note 4(d))	$113,912	$—	$—

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

($ United States)

14. Subsequent events

a)	In early 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. These GluCurve Pet CGM units utilized first generation CGM hardware provided by a third party. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. Accordingly, the Company will provide either refunds or replacement CGM hardware units to its distributor for those units which did not meet the GluCurve Pet CGM specifications. The Company is working with its supplier on a warranty claim for those CGM hardware units which did not meet specifications. The Company is evaluating options to launch the GluCurve Pet CGM with second generation CGM hardware.

b)	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025.

c)	On February 21, 2023, the Company:

i.	extended the commitment letters previously issued to two creditors who are relatives of the CEO of the Company offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,584,000 (2021 - $1,540,000) in promissory notes and interest payable (note 8) from December 31, 2022 to December 31, 2023.

iii.	modified 80,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from December 31, 2022 and June 30, 2023 to December 31, 2023. The Company also modified 7,500,000 options previously granted to an independent contractor by amending the vesting wording.

iv.	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors.

v.	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024.

d)	On March 9, 2023, the Company received warrant exercises to acquire an aggregate 12,000,000 ordinary shares at a price of $0.002 per share to be applied against interest payable to four individuals for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,440,063 from additional paid-in capital to share capital on exercise of warrants.

e)	The Company entered into shares for debt agreements with two creditors to issue an aggregate 7,500,000 ordinary shares at a weighted average price of $0.031 per share for an aggregated purchase price of $235,000 in exchange for the retirement of $170,000 of accounts payable and the prepayment of service fees of $65,000.

