Form 20-F
period 2023-12-31
ALR Technologies SG Ltd.
filed 2024-04-30
CIK 1930419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

9 Raffles Place
#26-01 Republic Plaza
Singapore

Singapore 048619
65 3129 2924

(Address of principal executive offices)

88-0225807

(I.R.S. Employer Identification No.)

Mr. Sidney Chan
President, Chief Executive Officer, Chairman
ALR Technologies SG Ltd.

9 Raffles Place
#26-01 Republic Plaza
Singapore 048619
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 632,466,844 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Such forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including but not limited to, those identified under “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;
●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;
●	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, where required, before they can be commercialized;
●	where any of our product candidates obtain regulatory approval, those product candidates being subject to expensive, ongoing obligations and continued regulatory overview;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;
●	the inability of our products to gain market acceptance;
●	our reliance on our current strategic relationships and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;
●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;
●	our ability to comply with the requirements under our loan facilities, including repayment of amounts currently outstanding and overdue, and amounts outstanding when due;
●	our ability to remain on the OTCQB tier (the “OTCQB”) of the OTC Markets Group as a trading market for our ordinary shares;
●	the chance that certain intangible assets related to our product candidates will be impaired; and
●	other risk factors discussed under “Risk Factors.”

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

Risks Related to Our Business and Operations

Although our consolidated financial statements (or “financial statements”) have been prepared on a going concern basis, our management believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2023.

Our audited financial statements for the fiscal year ended December 31, 2023 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business, thus our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, anticipated future losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such funding, raises substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next 12 months and to be able to discharge our liabilities and commitments in the normal course of business, we must complete the development and deployment of our products, and sell our products directly to end-users, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through introduction of our product into new markets, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the health & wellness and medical industries, educating medical professionals and patients as to the benefits of our diabetes management services, and reducing expenses. If we are unable to increase sales, reduce expenses or raise sufficient additional capital we may be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could be forced to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our ordinary shares.

We have experienced net losses for each of the past three years, and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of $120,108,400, $112,633,886 and $102,015,077 at December 31, 2023 2022 and 2021, respectively. We recorded net losses of $7,474,514, $10,618,809 and $8,443,315 for the years ended December 31, 2023, 2022, and 2021, respectively. In order to achieve profitability, we must control our costs and increase net revenue through new sales. Failure to increase our net revenue and decrease our costs could cause our share price to decline and could have material adverse effect on our business, financial condition, and results of operations.

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

To remain competitive, we must continue to make significant investments in the development of our products, in obtaining regulatory clearances to introduce our product into new markets, in the expansion of our sales and marketing activities, and in the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our shareholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our ordinary shares. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

●	our results of operations;
●	general economic conditions and conditions in the medical and health management industries;
●	the perception of our business in the capital markets;
●	our ratio of debt to equity;
●	our financial condition;
●	our business prospects; and
●	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital or development expenditures. Any curtailment of our capital or development expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies, and could have a material adverse effect on our business, financial condition, and results of operations.

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

Factors that could inhibit adoption of our Diabetes Solution and GluCurve products by HCPs include concerns about the efficacy and reliability of our product. In order to invest in our products, a healthcare administrator generally needs to invest time to understand the technology, consider how physicians and veterinarian doctors may respond to the new technology, assess the financial impact the investment could have on medical practice, and become comfortable introducing and using our products. Absent an immediate competitive motivation, a healthcare administrator may not feel compelled to invest the time required to learn about the potential benefits of using our products. HCPs may not accept or adopt our products until they see additional clinical evidence supporting the safety and efficiency of our product, or recommendations supporting our product by influential healthcare providers or practitioners. In addition, economic pressure, caused, for example, by an economic slowdown, changes in healthcare reimbursement, or by competitive factors in a specific market, could make healthcare organizations reluctant to invest in new technologies or alternative products. Acceptance by healthcare providers will depend on the recommendations of specialists, as well as other factors, including the relative effectiveness, reliability and efficiency of our systems as compared to other methods for managing diabetes treatment.

Any failure in our efforts to train health practitioners could result in the misuse of our products, reduce the market acceptance of our products, and have a material adverse effect on our business, financial condition, and results of operations.

There is a learning process involved for HCPs to become proficient users of our Diabetes Solution and GluCurve products. It is critical to the success of our sales efforts to adequately train a sufficient number of practitioners. Following completion of training, we rely on HCPs and administrators to advocate the benefits of our products in the broader marketplace. Convincing practitioners to dedicate the time and energy necessary for adequate training and implementation is challenging, and we cannot provide assurance that we will be successful in these efforts. If HCPs are not properly trained, they could misuse or ineffectively use our Diabetes Solution and GluCurve products, or could be less likely to appreciate our Diabetes Solution and GluCurve products. This could also result in unsatisfactory patient outcomes, negative publicity, applicable FDA regulatory action, or lawsuits against us, any of which could negatively affect our reputation and sales of our Diabetes Solution and GluCurve products.

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

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces, and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies in the human health and animal health segments that market diabetes treatment management products, including those that bundle hardware, software, and testing supplies, as well as companies that market integrated treatment solutions in the healthcare market. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the healthcare industry could lead to the entry of new competitors, particularly if artificial intelligence driven software gains market acceptance in the field. If we do not compete successfully, our revenue and market share could decline and our business, financial condition, and results of operations could be adversely affected. Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our Diabetes Solution and GluCurve products. There is no assurance that we will be able to distinguish our Diabetes Solution and GluCurve products, commercialize any new products, new or improved technologies, or additional applications for our intellectual property.

If our human health customers cannot obtain third-party reimbursement for their use of the Diabetes Solution, they could be less inclined to purchase Diabetes Solution and our business, financial condition and results of operations could be adversely affected.

While our GluCurve product will be purchased by veterinarian clinics and sold to their customers, we anticipate our human health product will generally purchased by medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third-party payers, such as private insurance or government programs. In the U.S., third-party payers review and frequently challenge the prices charged for medical products and/or services. In many foreign countries, the prices for diabetes treatment services are predetermined through government regulation. Payers could deny coverage and reimbursement on various grounds, including if they determine that the procedure was not medically necessary or that the device used in the procedure was investigational. Accordingly, both coverage and reimbursement can vary significantly from payer to payer. For the portion of physicians who rely heavily on third-party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect that future healthcare reforms or changes in financing for health plans could have on our business. Any such changes could have an adverse effect on the ability of a physician or medical institution to generate a profit using our current or future products. In addition, such changes could act as disincentives for capital investments by medical professionals.

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

In addition, our supplier’s manufacturing facilities are subject to periodic inspections by the FDA, or comparable regulatory authorities from other jurisdictions, as well as various state agencies and foreign regulatory agencies. From time to time, we could experience significant supply delays while our suppliers ensure compliance with these requirements. Our success will depend in part upon securing supply of BGM or CGM that function according to our specifications and our customers’ expectations and our ability to supply our products in compliance with the FDA’s Quality System Regulation and other regulatory requirements. Our future success depends on our ability to supply products on a timely basis with acceptable purchase costs, while at the same time ensuring good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations.

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

We rely on information systems (“IS”) in our business to obtain, process, analyze, and manage data to, among other things:

●	provide service for the Diabetes Solution and GluCurve product lines;
●	facilitate the purchase and distribution of inventory items through numerous distributors;
●	receive, process, and ship orders on a timely basis;
●	accurately bill and collect from thousands of customers;
●	process payments to suppliers; and
●	provide technical support to our customers.

A cyber-attack that bypasses our IS security, or employee error, malfeasance or other disruptions that cause an IS security breach, could lead to a material disruption of our IS and/or the loss of business information. Such an attack could result in, among other things:

●	the theft, destruction, loss, misappropriation, or release of confidential data and intellectual property;
●	operational or business delays;
●	liability for a breach of personal financial and health information belonging to our customers and their patients or to our employees; and
●	damage to our reputation,

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

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess patents and patent applications with respect to our products and technology. For any patent applications submitted we cannot ensure that any patents will be issued. Furthermore, we cannot ensure that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the U.S. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office, and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on our business, financial condition, and results of operations.

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

We are directly or indirectly, through our customers, subject to extensive regulation by federal governments, state governments and the governments of foreign countries in which we conduct our business. The laws in the U.S. that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

●	the Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution, and sale of prescription drugs and medical devices;
●	state food and drug laws;
●	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, to induce the referral for the furnishing of, or the purchase, order, or recommendation of, a good or service, for which payment could be made under Federal Health Claims Processing Services (“FHCPs”), such as Medicare, Medicaid, and TRICARE;
●	state law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;
●	state laws that prohibit fee-splitting arrangements;
●	the federal Civil False Claims Act, which imposes liability on any person or entity that knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the government, including FHCPs;
●	state false claims laws that prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent;
●	federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for items or services under a healthcare benefit program;
●	federal law prohibiting offering remuneration to a Medicare or Medicaid beneficiary to influence the beneficiary’s selection of a particular provider, practitioner, or supplier;
●	the federal Stark Law, which, in the absence of a statutory or regulatory exception, prohibits: (i) the referral of Medicare or Medicaid patients by a physician to an entity for the provision of designated healthcare services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity; and (ii) submitting a bill to Medicare or Medicaid for services rendered pursuant to a prohibited referral;
●	state law equivalents to the Stark Law, which may not be limited to government reimbursed items;
●	the Physician Payments Sunshine Act, which requires us to report annually to Centers for Medicare and Medicaid Services certain payments and other transfers of value we make to U.S.-licensed physicians, dentists, and teaching hospitals;
●	the Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from paying anything of value to foreign officials to influence any decision of the foreign official in his or her official capacity or to secure any other improper advantage to obtain or retain business;
●	HIPAA and Health Information Technology for Economic and Clinical Health and their implementing regulations, which govern the use, disclosure, and safeguarding of protected health information;
●	state privacy laws that protect the confidentiality of patient information;
●	Medicare and Medicaid laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment; state laws that prohibit the practice of medicine by non-physicians; and
●	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

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

Medical devices for animal use such as the GluCurve product generally do not require regulatory approvals like those medical devices used for human health.

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

As we cannot provide assurance that any new products, or any product enhancements, that we develop for human use will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement could occur. We cannot provide assurance that the FDA will not require a new product or product enhancement to go through the lengthy and expensive PMA process. Delays in obtaining regulatory clearances and approvals could:

●	delay or eliminate commercialization of products we develop;
●	require us to perform costly procedures;
●	diminish any competitive advantages that we may attain; and
●	reduce our ability to collect revenues or royalties.

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

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products for human health in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, or design defects, including defects in labeling. In addition to a regulatory body requiring a recall, we or its suppliers may determine a recall or stop use order is warranted based on defects in our products, for either the human health or animal health market. Any recall or similar stop use order would divert management’s attention and financial resources and harm our reputation with customers. Any recall or similar stop use order involving our Diabetes Solution or GluCurve products would be particularly harmful to us. However, any recall could have a material adverse effect on our business, financial condition, and results of operations.

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

The liquidity and trading volume of our ordinary shares has at times been low in the past and could again be low in the future. If the liquidity and trading volume of our ordinary shares is low, this could adversely impact the trading price of our shares, our ability to issue shares and our shareholders’ ability to obtain liquidity in their shares. In addition, our Chairman and Chief Executive Officer (or “CEO”), Sidney Chan, and his affiliates own in excess of 60% of our outstanding ordinary shares as at the date of this Annual Report.

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

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our shares. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our shares caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, which could have a significant effect on our stock market price include, but are not limited to, the following:

●	actual or anticipated fluctuations in our operating results or future prospects;
●	our announcements or our competitors’ announcements of new products;
●	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
●	strategic actions by us or our competitors, such as acquisitions or restructurings;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	changes in accounting standards, policies, guidance, interpretations, or principles;
●	changes in our growth rates or our competitors’ growth rates;
●	developments regarding our patents or proprietary rights or those of our competitors;
●	our inability to raise additional capital as needed;
●	concerns or allegations as to the safety or efficacy of our products;
●	changes in financial markets or general economic conditions;
●	sales of shares by us or members of our management team, our board of directors (or “Board”), our significant shareholders, or certain institutional shareholders; and
●	changes in stock market analyst recommendations or earnings estimates regarding our shares, other comparable companies, or our industry generally.

You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding options, outstanding warrants, future sales of our equity, or the future grant of equity by us.

You could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants issued as compensation for lending arrangements and outstanding options issued as compensation for services performed by employees, directors, consultants, and others, future sales of our equity, or the grant of future equity-based awards. As of December 31, 2023, an aggregate 5,600,471,500 ordinary shares were authorized for issuance pursuant to the exercise of outstanding options and warrants having a weighted average exercise price of $0.007 per share. To the extent that such options and warrants are exercised, our existing shareholders will experience dilution. We rely heavily on equity awards to motivate current contractors and employees and to attract new employees. The grant of future equity awards by us to our contractors, employees and other service providers could further dilute our shareholders’ interests in us.

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

Our corporate affairs are governed by our Constitution and by the Companies Act 1967 of Singapore (the “Companies Act”). The rights of our shareholders and the responsibilities of the members of the Board under Singapore law are different from those applicable to a corporation incorporated in the U.S. Therefore, our shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of the Board than they would as shareholders of a corporation incorporated in the U.S.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, our next determination of foreign private issuer status will be made on June 30, 2024.

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

For purposes of the PFIC asset test, cash is treated as a passive asset. For purposes of the PFIC asset test, the active business assets held by our wholly owned subsidiaries (e.g., ALR Nevada and ALR Canada) will be deemed to be held by us. Moreover, the value of assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the 2023 taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holdings holds our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company

The legal and commercial name of ALR Singapore is “ALR Technologies SG Ltd.” ALR Singapore was originally incorporated under the laws of Singapore on May 16, 2020. ALR Singapore’s head office and principal address is 9 Raffles Place #26-01 Republic Plaza, Singapore 048619, and its telephone number is +65 3129 2924. Tricor Singapore Pte. Ltd. is ALR Singapore’s agent for service in Singapore, and its address is 9 Raffles Place #26-01 Republic Plaza, Singapore 048619.

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

During 2011, we received FDA clearance and achieved HIPAA compliance for an early version of our Diabetes Solution product. We subsequently completed a clinic trial and pilot programs, which led to the development of its “Insulin Dosage Adjustment” technology, for which we received FDA clearance in 2017, and our “Predictive A1C” technology, for which we submitted a worldwide patent application under the Patent Cooperation Treaty (the “PCT”) to the World Intellectual Property Organization. We have continued enhancing our Diabetes Solution technology by increasing functionality and capability to improve diabetes care for patients. We are actively seeking to commence revenue-generating activities for our Diabetes Solution product.

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

We launched the GluCurve Pet CGM at the Veterinary Meeting and Expo and CES tech event, both occurring in January 2023.

In In January 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. These GluCurve Pet CGM units utilized first generation CGM hardware provided by Infinovo. A portion of the CGM hardware supplied to us did not meet our GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit to Covetrus towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120. The balance of the proceeds received of $26,880 was recorded as revenues in 2023. The Company is working with Infinovo on a warranty claim for those CGM hardware units that did not meet specifications. To date, the Company has recovered $35,100 from Infinovo and have claims pending for a further $41,100. We are evaluating vendors to launch the second generation CGM Hardware for the GluCurve Pet CGM.

In 2023 the Company launched the website www.glucurve.ca as part of its future plans to provide a direct to veterinarian clinic sales model in Canada. The Company requires suitable CGM Hardware before it can commence sales transactions.

In September 2023 the Company ALRT announced the successful completion of its 24-week study led by Singapore General Hospital. A total of 25 insulin-treated patients with type 2 diabetes mellitus were enrolled into the ALRT Diabetes Solution platform. The patients performed twice daily capillary blood glucose checks and weekly glucometer uploads. The platform then provided insulin dose suggestions and alerts to the physicians. All patients experienced a mean drop of 1.2 percent in glycated hemoglobin (HbA1c). The findings from the study validated the value that ALRT Diabetes Solution may potentially bring to patients and health care providers. The results were presented at the recent International Diabetes Federation Western Pacific Congress 2023 in Kyoto, Japan.

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

CGM for Human Health

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to secure CGM system supply during 2024, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. Notwithstanding, we do not anticipate supply for human health will be secured until the Company has secured supply for and commercialized the Glucurve Pet CGM. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

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

Diabetes is a lifelong chronic disease with no cure. However, people with diabetes can take steps to control their disease and reduce the risk of developing the associated serious complications, thereby controlling healthcare costs. The Canadian Diabetes Association Clinical Practice Guidelines Expert Committee reports that, “Successful diabetes care depends on the daily commitment of persons with diabetes mellitus to self-manage through the balance of lifestyle and medication. Diabetes care should be organized around a multi- and interdisciplinary diabetes healthcare team that can establish and sustain a communication network between the person with diabetes and the necessary healthcare and community systems.” Diabetes incidence rates, economic costs and human costs are increasing even though we know how to control the disease. The Diabetes Control and Complication Trial conducted from 1983 to 1993 outlined management as follows:

●	Testing blood glucose levels four or more times per day;
●	Injecting insulin at least three times a day or using an insulin pump;
●	Adjust insulin dose according to food intake and exercise;
●	Following a diet and exercise plan; and
●	Monthly visits to healthcare team.

Failure to Control Diabetes

We believe there are five causes for diabetes to not be controlled:

1.	Patient non-adherence;
2.	Unreliable data;
3.	Data overload;
4.	Clinical inertia; and
5.	Insulin under prescription.

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

●	37% within 6 months;
●	11% within 6-12 months; and
●	52% never.

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

Our Diabetes Solution product is a comprehensive approach to diabetes care that includes: an FDA-cleared and HIPAA-compliant diabetes management system that collects data directly from BGM and CGM devices; a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. Our Diabetes Solution product is designed to process and convert each data set to a Predictive A1C value and share it with the patient’s physician. Our Diabetes Solution product provides the physician with therapy advancement suggestions based on current clinical practice guidelines. Patients are expected to receive therapy assessments and adjustments in much shorter cycles, which we expect to keep A1Cs at target, mitigate diabetes complications and reduce costs of care.

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

Our Diabetes Solution product consists of hardware, software and, if applicable, diabetes test supplies. We designed our Diabetes Solution product to be focused on the HCP and is agnostic and proactive. Our software operates on iOS, Android, Windows, and MacOS systems. Our Diabetes Solution product with BGM consists of a branded glucose meter, diabetes test strips, lancets, and a carrying case. Our technology is designed to collect all the blood glucose data from the glucose meters, upload it to a secure account and ship diabetes test strips as required. The patient data is aggregated to a Predictive A1C value for a comprehensive view of the treatment plan and is intended to promote patient adherence to the plan, with the data available (and messaged) to authorized people.

Our Diabetes Solution product addresses the five causes for not controlling diabetes with:

●	Active patient monitoring;
●	Direct meter uploads;
●	Machine intelligent data processing;
●	Predictive A1C; and
●	Insulin Dosage Adjustment.

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

Predicative A1C

Predictive A1C is a unique patented / patent-pending feature included in the Diabetes Solution product for monitoring the effectiveness of care plans. This technology utilizes data diagnostics to compare targeted A1C with indicated results. Weekly patient blood glucose data is evaluated, and HCPs are notified as needed for care plan review when blood glucose values exceed parameters set by the HCPs. Our platform provides HCPs with patient prioritization reports and alerts based on the Predictive A1C measures and other related diagnostics. Predictive A1C was designed to assist HCPs in addressing clinical inertia in diabetes care.

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

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to secure CGM system supply during 2024, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

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

The current method to monitor glucose levels in diabetic felines and canines is to prepare an in-clinic glucose curve that consists of the following steps:

1.	The pet is dropped off at a veterinary clinic;
2.	The pet is given an insulin shot;
3.	The clinic staff will draw blood every 2 hours for 10-12 hours, performing the following steps each time:
a.	test the blood in a BGM;
b.	record readings;
c.	plot the data into a graph;
d.	assess the effectiveness of the insulin dose and glycemic control; and
4.	The pet is picked up by their owner.

Our GluCurve Pet CGM product is designed to solve the multiple issues that arise from doing an in-clinic glucose curve:

●	inaccurate data;
●	manual process of data collection, review and analysis; and
●	burden on the clinic staff and the pet owner.

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

Business Development and Marketing Strategy

GluCurve Pet CGM

We are focusing our efforts on introducing and marketing our GluCurve products to veterinary clinics, animal health companies, distributors of animal health products and pharmaceutical companies with animal health products.

In December 2022 we entered into a distribution agreement with Covetrus for the distribution of the GluCurve Pet CGM product in Europe, United Kingdom, the United States, Brazil and other territories. In 2023 the Company announced it was launching a direct to veterinarian clinic sales platform for Canadian based veterinarian clinics. We are evaluating supplier alternatives for the CGM hardware for the GluCurve Pet CGM product.

Diabetes Solution for Human Health

We are focusing our efforts on introducing and marketing our Diabetes Solution product to medical clinics, hospitals, HCPs, and pharmaceutical companies. We believe healthcare and health benefit plans can achieve a significant return on investment from utilizing the product by keeping employees/plan members healthy.

We have achieved collaborations with entities in Singapore and are targeting organizations with global operations in order to work with their sales network to distribute our products. Once the Company has secured supply of CGM units for human health the Company will seek to advance its sales and marketing opportunities for the Diabetes Solution

Reimbursement for Health Professionals

We will work to obtain confirmation that our Diabetes Solution product will allow for services to be provided by physicians that will be reimbursed by health insurance companies. The reimbursement could be significant to the adoption of the Diabetes Solution, as physicians would be paid to provide these important services to their patients with chronic conditions.

Other Products

We do not have any products or product candidates outside of our Diabetes Solution and GluCurve product.

Manufacturers

●         We are evaluating options for the supply of CGM to be combined with the Diabetes Solution for the human health sector.

●         On December 16, 2022, we entered into a long-term manufacturing and supply agreement with Infinovo for the CGM hardware used in our GluCurve Pet CGM product. The agreement gives us the exclusive rights to distribute the Infinovo CGM hardware in the global animal health market. As of December 31, 2023, we had generated approximately $26,000 in sales, net of rebates, under this agreement. We are evaluating supplier alternatives for the CGM hardware for the GluCurve Pet CGM product.

Selling Activities

We are actively seeking alliances with healthcare organizations, pharmaceutical companies, insulin providers, and other healthcare companies that can act as catalysts to effect positive change for containing healthcare costs and improving health outcomes. We will work with these types of organizations to introduce our Diabetes Solution and GluCurve products to their network and seek to start significant pilot projects that will lead to revenue-generating arrangements. In December 2022 we entered into a distribution agreement with Covetrus for the distribution of our GluCurve Pet CGM product. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120. The balance of proceeds received of $26,880 was recorded as revenues.

Patents and Trademarks

Our Chairman and CEO has the following patents and patent applications under the PCT: PCT/CA2017/050753 dated June 27, 2017. Title is “method and system for monitoring a diabetes treatment plan.”

●	We were granted patents in Singapore and the U.S.
●	This patent application has been submitted to Canada and Europe.
●	We hold an exclusive license to the patents and patent applications.

We hold a trademark in the U.S. for GluCurve under the serial number 90830675.

Competition

We compete with other corporations that produce diabetes compliance devices, monitoring systems, and wellness applications, many of whom have greater financial, marketing, and other resources than we do.

Human Health

A few companies currently offer human compliance monitoring systems for diabetes, but either (i) at much higher prices; (ii) have fewer benefits than our system; or (iii) they do not have FDA clearance. Our competition includes, but is not limited to, Livongo, Glooko, WellDoc, Medtronic, iGlucose, and Microsoft HealthVault.

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

Animal Health

Diabetes care for animal health is predominately based utilizes BGM systems, for which we believe the largest and most established product is the AlphaTRAK. In addition, there are other off-label CGM systems for human health being used for the animal health market. We note that the BGM systems and off label CGM systems do not provide the same unique offering our GluCurve Pet CGM product can provide through our software/app component.

Employees and Independent Contractors

We currently have 7 personnel under employment agreements. We currently have 23 personnel under independent contractor or consulting arrangements. Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to us.

Revenue

We generated $25,536 in revenue during the year ended December 31, 2023, $2,367 in revenue during the year ended December 31, 2022, and $7,468 in revenue during the year ended December 31, 2021. For the past several years, we have been devoting our efforts to developing and commercializing our Diabetes Solution product, which is a diabetes management system that combines patient monitoring, patient adherence, care team communications, automated patient management, and insulin dosage suggestions.

Recent Developments

On January 25, 2023, we modified 20,500,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025.

On February 21, 2023, we extended the commitment letters previously issued to two creditors who are relatives of the Chairman and Chief Executive Officer of the Company offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,584,000 in promissory notes and interest payable from December 31, 2022 to December 31, 2023.

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

On February 21, 2023, the Company granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024.

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

On June 30, 2023, the Company:

a)	Granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors.
b)	Modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028 and modified vesting terms for some of the options.

On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company will issue a cashless loan (the “KP Loans”) to KP in order for KP to exercise an aggregate 36,000,000 stock options to bring the aggregate holdings of the KP to 50,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

i.	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;
ii.	The repayments will be in the form of an offset against monthly compensation paid to KP;
iii.	In addition to the monthly installments, the loan m ay be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
iv.	The loan will not bear interest;
v.	The loan will be secured by the underlying shares of the Company issued to KP;
vi.	Each repayment by KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
vii.	Should the services agreements between the Company and KP terminate for any reason, the loan amount remaining will be due within five business days, except should KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

Related to the incentive compensation, the Company modified 32,500,000 stock options previously granted to KP by modifying the exercise prices to $0.03 per share. The vesting terms of 10,000,000 options were also modified to be fully vested at October 19, 2023.

On January 17, 2024, the Company:

●	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting wording.
●	issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024.
●	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028.

On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026.

On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024.

Additional Financing

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

On May 24, 2023, the Company collected subscriptions of SGD$1,000,000 for future issuance of 20,000,000 ordinary shares at a price of SGD$0.05 per share. On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655 (SGD$1,000,000).

On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable for an aggregate $75,000.

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on September 30, 2024;
●	No repayments are required by ALRT until maturity;
●	Interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
●	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
●	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
●	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on December 31, 2024 instead of September 30, 2024; and
●	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

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

A.       Operating Results

General

Our business is focused on enhancement of adherence to disease and healthcare management programs through artificial intelligence, machine learning, patient monitoring, and improved communications. Our primary business markets are healthcare providers, the providers of health insurance, and the providers of disease and care management services, including the home care industry.

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

Revenue

We generated $25,536 in revenue during the year ended December 31, 2023, $2,367 in revenue during the year ended December 31, 2022, and $7,468 in revenue during the year ended December 31, 2021. For the past several years, we have been devoting our efforts to developing our Diabetes Solution product and developing and commercializing our GluCurve Pet CGM product.

Product Development

During the fiscal year ended December 31, 2023, the majority of our product development efforts were expended to:

●	Further develop our Diabetes Solution and GluCurve Pet CGM products;
●	Evaluate CGM hardware vendors;
●	Prepare for additional functionality to enhance care facilitation activity;
●	Increase compatibility and usability of our Diabetes Solution and GluCurve Pet CGM products;
●	Initiate development of our Diabetes Solution product for compatibility with CGM technologies; and
●	Implement advances as a result of user feedback.

We are currently focusing our efforts on the commercial launch plans of our GluCurve Pet CGM product and undertaking development activities that will support the user experience in preparation for enrolling large populations of customers.

Product development and research costs were $1,404,000 in the fiscal year ended December 31, 2023, and $482,000 and $499,000 in the fiscal years ended December 31, 2022 and 2021, respectively. Included in product development costs were share-based compensation costs of $1,061,000 in fiscal 2023, $227,000 in fiscal 2022, and $222,000 in fiscal 2021.

Operating Capital and Recent Developments Related to Operating Capital

We generated $25,536 in revenue during the fiscal year ended December 31, 2023, $2,367 in revenue during the fiscal year ended December 31, 2022, and $7,468 in revenue during the year ended December 31, 2021. We are funding operations through (i) funds raised through the rights offering, which closed in 2021; (ii) the line of credit financing available; and (iii) the KWC Loan Agreement. We have used the funds raised through the rights offering that closed in January 2021 and the related subsequent placement of shares by management. The majority of our expenditures go towards product development, professional fees and administrative activities. We incur significant amounts of interest expense from our debts outstanding and, from time to time, the issuance of warrants exchanged for either (i) deferred repayment; (ii) agreements of note extensions; and (iii) increased borrowing limits provided. All warrants issued related to our debts have been recorded at their fair value using the Black-Scholes Option Pricing Model and are expensed over the agreed upon term of the debt instrument where applicable. Where our debt is a line of credit arrangement with no fixed terms of repayment, the option or warrant expense is fully recognized at the time of grant.

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

We have operating lines of credit with a borrowing limit of $14,300,000. As at December 31, 2023, we had borrowing available of approximately $89,000 on our lines of credit. We do not have any other facilities readily available at this time. Management will seek to acquire additional financing to allow us to become a commercially viable enterprise, whereby we can generate sufficient cash flow from the sales of our Diabetes Solution and/or GluCurve Pet CGM to support our cost of operations, overhead, and repayment of our obligations.

There is no certainty that we will ever be able to achieve the level of sales necessary to cover operating costs or achieve the level of sales before the borrowing limits on the lines of credit financing are reached. We will require additional financing in the future, and there is no guarantee we will receive the same. Furthermore, even if we are able to achieve sufficient cash flows to support operations, we will need to service our debt obligations, which as of December 31, 2023 were $32,071,000. As of that date, a total of $23,237,000 was owed to the Chairman and CEO, and his family.

Operating Issues

We have expended significant efforts (i) introducing our Diabetes Solution product to specified retail chains, pharmaceutical manufacturers, contract research organizations, health management organizations, pharmacy benefits managers, and certain clinics treating specific disease conditions; and (ii) developing and commercializing our GluCurve Pet CGM product. We have not had significant sales for several years. During the 2023, 2022 and 2021 fiscal years, we have devoted 100% of our efforts to developing our Diabetes Solution products and preparing the GluCurve Pet CGM product for commercialization. Management plans for us to become a commercially viable enterprise through the sale of GluCurve Pet CGM products and the subsequent launch of the Diabetes Solution product.

If management is not successful in its plans, we may be required to raise additional funds from our existing and prospective shareholders or debtholders, which we may not be able to accomplish on satisfactory terms.

Management Compensation

Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors

During the fiscal year ended December 31, 2023, Mr. Chan was paid salary of $20,000 per month. During the 2022 fiscal year, Mr. Chan earned $20,000 per month, which was recorded as an increase to the borrowings on the line of credit provided by Mr. Chan to us until Mr. Chan entered into a Letter of Employment which was effective July 1, 2022. Thereafter, Mr. Chan was paid salary of $20,000 per month. On September 1, 2022, Mr. Chan was paid a bonus of $150,000. On July 7, 2022, we entered into an Option Agreement with Mr. Chan, which granted Mr. Chan the option to acquire 115,500,000 options exercisable at $0.05 until December 31, 2026. Upon closing of the Redomicile Merger, these options were exchanged for warrants to purchase ordinary shares.

During the fiscal year ended December 31, 2021, Mr. Chan, earned $20,000 per month, which was recorded as an increase to the borrowings on the line of credit provided by Mr. Chan to us.

Ms. Christine Kan, VP Corporate Development and Member of the Board of Directors

During the fiscal year ended December 31, 2023, Ms. Kan, earned $44,671 in salary. Ms. Kan’s compensation during the 2022 fiscal year was $43,532, and during the 2021 fiscal year was $33,427. On December 10, 2021, the Company granted Ms. Kan, in her role as creditor to the Company, the option to acquire 40,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 in connection with receiving line of credit financing. These options were exchanged for warrants of the Company upon close of the Redomicile Merger.

Mr. Benjamin Szeto, General Counsel and Corporate Secretary

During the fiscal year ended December 31, 2023, our Chief Legal Counsel, Mr. Szeto, earned $8,934 in salary. Mr. Szeto’s compensation during the 2022 fiscal year was $8,706, and during the 2021 fiscal year was $4,435. On April 14, 2021, the Company granted Mr. Szeto, in his role as Chief Legal Counsel to the Company, the option to acquire 9,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2025. Mr. Szeto was not considered to be a related party until his appointment as Corporate Secretary on June 20, 2022.

Independent Directors of the Company

We issue incentive share options as compensation to our directors from time to time. None of our directors earn service fees for their service as a director. Those directors that hold a position as officer or consultant of the Company earn fees for the services provided.

Mr. Peter Stafford, Independent Director

During fiscal year 2021, we granted to Peter Stafford incentive options to acquire 5,000,000 of our ordinary shares at a price of $0.05 per share until June 30, 2026. The options granted to Mr. Stafford had no vesting conditions.

Mr. Ken Robulak, Dr. Alfonso Salas and Mr. Ronald Cheng, Independent Directors

Ken Robulak, Dr. Alfonso Salas and Ronald Cheng were not granted options during 2023, 2022 or 2021.

Capital Structure

As of the date of this Annual Report:

Ordinary Shares

Authorized:	Unlimited ordinary shares without par value
Issued:	632,466,844 ordinary shares are issued and outstanding.

Preferred Shares

Authorized:	Unlimited preferred shares without par value.
Issued:	No preferred shares have been issued.

Incentive Share Options

Outstanding:	Options to acquire 411,970,000 ordinary shares are outstanding.

Warrants

Outstanding:	Warrants to acquire 5,188,501,500 ordinary shares are outstanding.

Subscription Rights

Issued:	On July 7, 2022, we canceled the subscription rights to distribute the remaining 101,025,592 shares pursuant to the prospectus.

Results of Operations

	2023	2022	2021

Revenue	$26,000	$2,000	$8,000
Cost of revenue	(22,000)	(1,000)	(3,000)
Gross margin	4,000	1,000	5,000

Operating Expenses
Product development costs	1,404,000	482,000	499,000
Professional fees	815,000	921,000	881,000
Selling, general and administrative expenses	2,599,000	2,867,000	1,566,000
Total operating expenses	4,818,000	4,270,000	2,946,000

Loss before other items	4,814,000	4,269,000	2,941,000

Other Items
Interest expense	2,522,000	6,350,000	5,468,000
Loss on settlement of debt	139,000	—	34,000
Total other items	2,661,000	6,350,000	5,502,000

Net Loss	$7,475,000	$10,619,000	$8,443,000

Year ended December 31, 2023 compared to Year ended December 31, 2022, and Year ended December 31, 2022 to the Year ended December 31, 2021

	Changes from 2023 to 2022		Changes from 2022 to 2021
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	24,000	1200	(6,000)	(75)
Cost of revenue	(21,000)	2100	2,000	(67)
Gross margin	3,000	300	(4,000)	(80)

Operating Expenses
Product development costs	922,000	191	(17,000)	(3)
Professional fees	(106,000)	(12)	40,000	5
Selling, general and administrative expenses	(268,000)	(9)	1,301,000	83
Total operating expenses	548,000	13	1,324,000	45

Loss before other items	545,000	13	1,328,000	45

Other Items
Interest expense	(3,828,000)	(60)	882,000	16
Loss on settlement of debt	139,000	100	(34,000)	(100)
Total other items	(3,689,000)	(58)	848,000	15

Net Loss	(3,144,000)	(30)	2,176,000	26

Year ended December 31, 2023 compared to Year ended December 31, 2022

Our net loss for the year ended December 31, 2023 was 30% ($3,144,000) lower than the net loss at December 31, 2022. The net loss for the year ended December 31, 2022 was 26% ($2,176,000) higher than the net loss at December 31, 2021.We highlight the following section “Loss before other items and share-based compensation”.

Loss before Other Items and Share-based Compensation

Loss before other items and share-based compensation was $557,000 (22%) lower during the year ended December 31, 2023, as compared to the year ended December 31, 2022. Loss before other items and stock-based compensation was $541,000 (28%) higher during the year ended December 31, 2022, as compared to the year ended December 31, 2021. We highlight that loss before other items and share-based compensation is a “non-GAAP financial measure”. This measure is calculated by removing those items from the net loss presented on our consolidated statements of operations and comprehensive loss. This measure does not have a standardized meaning under U.S. GAAP. Management uses this measure internally to evaluate its results of operations, as it removes the impact of share-based compensation, non-operational losses and interest accretion.

	2023	2022	2021

Loss before other items	$4,814,000	$4,269,000	$2,941,000
Share-based compensation included in selling, general and administrative expenses, professional fees and product development costs	2,867,000	1,765,000	978,000
Loss before other items and share-based compensation	$1,947,000	$2,504,000	$1,963,000

	Changes from 2023 to 2022		Changes from 2022 to 2021
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Loss before other items	545,000	13	1,328,000	45
Share-based compensation included in selling, general and administrative expenses, professional fees and product development costs	1,102,000	62	787,000	80
Loss before other items and share-based compensation	(557,000)	(22)	541,000	28

The loss before other items and share-based compensation for our year ended December 31, 2023 decreased by $557,000 and increased by $541,000 for our year ended December 31, 2022 due primarily to selling, general and administrative expenses, as a result of costs incurred in relation to ALR Singapore, preparing to commercialize the GluCurve Pet CGM and increased professional fees related to the Redomicile Merger which occurred in 2022.

Selling, general and administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs, and general costs incurred through day-to-day operations.

During the fiscal year ended December 31, 2023, we had decreased selling, general and administrative expenses, as compared to the fiscal year ended December 31, 2022. The selling, general and administrative expenses, excluding share-based compensation, decreased by $172,000 during the fiscal year ended December 31, 2023, as compared to fiscal year 2022, primarily driven by change of personnel, decrease in mailing and printing of materials related to the rights offering and the Redomicile Merger in the comparative period of the prior year.

During the fiscal year ended December 31, 2022, we had increased selling, general and administrative expenses, as compared to the fiscal year ended December 31, 2021. The selling, general and administrative expenses, excluding share-based compensation, increased by $389,000 during the fiscal year ended December 31, 2022, as compared to fiscal year 2021, primarily driven by an increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product, mailing and printing of materials related to the rights offering and the Redomicile Merger in the current period offset by fees paid to a market research firm related to commercialization plans for our GluCurve Pet CGM product in the comparative period of the prior year.

The components of selling, general and administrative expenses can be seen as follows:

Selling, general and administrative:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Salaries and consulting fees	$864,000	$1,033,000	$745,000
Travel and trade shows	76,000	31,000	14,000
Website and information technology	45,000	26,000	26,000
Transfer agent, filing fees and quotation costs	27,000	42,000	29,000
Market research consulting fees	34,000	45,000	44,000
License and permits	2,000	5,000	26,000
Rent	47,000	44,000	25,000
Shareholder communications	13,000	69,000	6,000
Foreign exchange	40,000	59,000	35,000
Other general and administrative costs	48,000	14,000	29,000
Subtotal	1,196,000	1,368,000	979,000
Share-based compensation	1,403,000	1,499,000	587,000
Total	$2,599,000	$2,867,000	$1,566,000

Product development costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors; and (ii) expenses incurred for product development and (iii) share-based compensation expense related to options granted to our development team. The Company incurred share-based compensation of $1,061,000, $227,000 and $222,000 for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. Product development costs excluding share-based compensation were similar for the fiscal years ended December 31, 2023, 2022 and 2021.

Professional fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, recruiter fees, legal fees and share-based compensation for options granted to professionals. Excluding the difference in net loss attributed to the grant of stock options, professional fees:

●	decreased by $471,000 for the fiscal year ended December 31, 2023, as compared to the December 31, 2022 fiscal year, and

●	increased by $170,000 for the fiscal year ended December 31, 2022, as compared to the December 31, 2021 fiscal year.

The changes in professional fees were mainly due to accounting and legal fees incurred in the comparative period of the prior year (2022) related to:

●	Assessing business structure alternatives, including evaluating and forming the animal health division;
●	The closing of the Redomicile Merger on November 7, 2022 and preparation of the Form F-4 initially filed on May 24, 2022 and declared effective on September 23, 2022; and
●	Preparing subsequent amendments to extend the rights offering and issuing the post-effective amendment to the rights offering.

By type of professional cost, the variance can be seen as follows:

Professional fees:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Corporate auditor	$63,000	$97,000	$46,000
Accounting fees	223,000	273,000	149,000
Tax consultant fees	3,000	18,000	43,000
Legal fees	122,000	494,000	292,000
Recruiter fees	—	—	48,000
Market consultants and outreach	—	—	134,000
Subtotal	411,000	882,000	712,000
Share-based compensation	404,000	39,000	169,000
Total	$815,000	$921,000	$881,000

Interest expense

Interest expense was from the following sources for the fiscal years ended December 31, 2023, 2022 and 2021:

Interest expense:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Interest expense incurred on lines of credit	$1,644,000	$1,597,000	$1,402,000
Interest expense incurred on promissory notes	531,000	543,000	527,000
Borrowing costs on loan payable	150,000	73,000	—
Accrued interest on loan payable	112,000	—	—
Imputed interest on loan payable	48,000	23,000	—
Imputed interest on zero interest loans	34,000	104,000	113,000
Other interest	3,000	5,000	1,000
Subtotal	2,522,000	2,345,000	2,043,000
Interest expense incurred on stock options granted and/or modified	—	4,005,000	3,425,000
Total	$2,522,000	$6,350,000	$5,468,000

Interest on Promissory Notes

We received an advance from two shareholders for an aggregate SGD$340,000 ($244,000), with a fixed interest amount of $10,000, during the year ended December 31, 2022 for short-term financing. We also received an advance from two related parties for an aggregate $50,000, with a fixed interest amount of $4,000 and SGD$500,000 ($355,350), with interest of $150 per day during the year ended December 31, 2022 for short-term financing. The principal portion of the promissory notes were all repaid by August 2022. Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at December 31, 2023, 2022 and 2021. The interest incurred on promissory notes was consistent during the years ended December 31, 2023, 2022 and 2021.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000	$10,221,000
Line of credit provided by Christine Kan	3,911,000	3,116,000	2,468,000
Total	$14,211,000	$13,416,000	$12,689,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest expense on the lines of credit as follows:

Interest expense on lines of credit:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Interest expense incurred on the line of credit from Sidney Chan during the period	$1,236,000	$1,235,000	$1,157,000
Interest expense incurred on the line of credit from Christine Kan during the period	408,000	362,000	245,000
Total	$1,644,000	$1,597,000	$1,402,000

Imputed Interest

During fiscal years 2023, 2022 and 2021, we had certain zero interest promissory notes and zero interest debts. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item additional paid-in capital.

Imputed Interest and Borrowing Costs on Loan Payable

During the 2022 fiscal year, we entered into the KWC Loan Agreement as discussed in “Item 4.B. Business Overview” whereby we received proceeds of SGD$2,500,000. Under the terms of the KWC Loan Agreement, we may repay the principal owing thereunder at any time prior to the launch of our next generation GluCurve Pet CGM product, in whole or in part, at our option, with a payment equal to 120% of such principal amount owing. Any such principal amounts repaid prior to the launch of our second generation GluCurve Pet CGM product will not be subject to the royalty payment described herein. Subject to the foregoing, we are obligated to pay KWC $10 from the sale of each unit of our GluCurve Pet CGM sensors sold to our distributor, which will be accounted for as follows: (i) $5 as a reduction in the principal balance owing to KWC; and (ii) $5 as a royalty payment to compensate KWC for the cost of the principal advances. The loan was originally scheduled to mature on March 31, 2024, at which time, an amount equal to 120% of the principal then outstanding would have been due and payable to KWC.

The VP is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. We recognized accreted interest and borrowing costs on the KWC Loan Agreement, as we determined the loan was issued at below market rates of interest.

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

We determined that the market interest rate would be 18% based on market yield curves. Since the effective interest rate of the loan is below the market rates, we are deemed to have received a benefit under the KWC Loan Agreement. The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,340,000, totaling SGD$160,000 ($114,000) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on September 30, 2024;
●	No repayments are required by the Company until maturity;
●	Interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
●	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
●	The royalty repayment structure under the Loan Agreement is waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
●	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on December 31, 2024 instead of September 30, 2024; and
●	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

During the year ended December 31, 2023, we recognized accreted interest expenses by recording $48,000 (2022 - $23,000 and 2021 - $nil) and accrued interest of $112,000 (2022 - $nil and 2021 - $nil) to interest expense. During the year ended December 31, 2023, we also recognized borrowing costs by recording $150,000 (2022 – $73,000 and 2021 - $nil) to interest expense.

B.       Liquidity and Capital Resources

Working Capital	As At December 31, 2023	As At December 31, 2022	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$155,000	377,000	(222,000)	(59)
Current Liabilities	32,071,000	27,089,000	4,982,000	18
Working Capital Deficiency	$(31,916,000)	(26,712,000)	(5,204,000)	19

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Annual Report, we have commenced commercial revenue-generating activities, but have only recognized minimal revenue. We expect to generate revenues in 2024 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at December 31, 2023 consist of cash, accounts receivable, inventory and prepaid expenses and as at December 31, 2022 consist of cash and prepaid expenses.

Current Liabilities

We have current liabilities of $32,071,000 at December 31, 2023, as compared to $27,089,000 at December 31, 2022. Current liabilities are as follows:

	December 31, 2023	December 31, 2022	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,501,000	1,343,000	158,000	12
Promissory notes to related parties	3,092,000	3,092,000	—	—
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—
Interest payable	5,170,000	4,663,000	507,000	11
Lines of credit from related parties	17,956,000	15,828,000	2,128,000	13
Loan payable to related parties	2,189,000	—	2,189,000	100
Total current liabilities	$32,071,000	27,089,000	4,982,000	18

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables, accrued liabilities and deferred revenue. Accounts payable total approximately $1,180,000, accrued liabilities total approximately $318,000 and deferred revenue total approximately $3,000. Approximately $600,000 of accounts payable is more than one year old with the majority of these being more than ten years old.

The fluctuations in accounts payable occurred in the regular course of business.

Promissory notes to related parties and promissory notes payable to arm’s length parties

As at December 31, 2023, we had promissory notes with 24 individuals or corporations that related to historical amounts borrowed. With the exception of the SGD$840,000 advance received and $50,000 received from related parties during the year ended December 31, 2022, the principal of which was all repaid by August 2022, there has been no new activity for several years. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month).

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

Interest payable

Interest payable relates to the unpaid interest expense incurred on the promissory notes. The change from December 31, 2022 to December 31, 2023 relates to $531,000 of accrued interest incurred on promissory notes at their stated rates of interest and $24,000 relates to interest retired through the issuance of ordinary shares.

All of the underlying promissory notes, except for the promissory notes received during the most recent year, and related interest payable, are overdue.

Lines of credit

As of December 31, 2023, we have borrowed total principal of $14,211,000 (2022 - $13,416,000). During the December 31, 2023 year, we incurred interest expense of $1,644,000 (2022 - $1,597,000).

The increase in the lines of credit payable of $2,128,000 is attributable to borrowings of:

●	$795,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
●	$1,644,000 of unpaid interest incurred on the principal of the borrowed amounts; and
●	$311,000 of interest repayment toward interest payable.

Line of Credit from Ms. Christine Kan

We obtained a line of credit of $1,000,000 from Ms. Christine Kan in March 2010. The loan was unsecured with interest payable on funds borrowed at 1% per month. These proceeds were used for working capital and the continued development of our technologies and product. On January 3, 2011, the creditor granted us an increase in the borrowing limit from $1,000,000 to $2,000,000 and further increased to $4,000,000 on December 10, 2021. As of December 31, 2023, we have borrowed $3,911,000 (2022 - $3,116,000) and have accrued interest outstanding of $447,000 (2022 - $275,000). During the 2023 fiscal year, we borrowed $795,000 (2022 - $648,000), incurred interest of $408,000 (2022 - $361,000), and extinguished accrued interest of $237,000 (2022 - $198,000) through cash payment.

Line of Credit from Mr. Sidney Chan

On March 6, 2011, we obtained a $2,500,000 line of credit from Mr. Sidney Chan. Under the terms of the arrangement, the amount we borrowed bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over our assets and is due on demand. Originally, the line of credit was for a comprehensive marketing program, but subsequently was amended to be for general corporate purposes. On April 1, 2014, Mr. Chan executed an amending agreement with us whereby Mr. Chan increased the borrowing limit of the line of credit he has provided to us from $4,000,000 to $5,500,000. On May 29, 2015, the borrowing limit was further increased to $7,000,000. On July 1, 2016, the borrowing limit was further increased to $8,500,000 and, on December 11, 2019, increased further to $10,300,000. As of December 31, 2023, we have borrowed $10,300,000 (2022 - $10,300,000) and have accrued interest outstanding of $3,299,000 (2022 - $2,136,000). During 2023, we borrowed $nil (2022 - $79,000), incurred interest of $1,236,000 (2022 - $1,235,000), and extinguished accrued interest of $74,000 (2022 - $298,000) through cash payment.

Cash Flows

Cash Flows	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows used in Operating Activities	$(1,622,000)	$(2,573,000)	$(2,225,000)
Cash flows provided by Financing Activities	1,539,000	2,507,000	2,286,000
Effect of foreign exchange on cash	(7,000)	99,000	(11,000)
Net Increase in Cash During Period	$(90,000)	$33,000	$50,000

Cash Balances and Working Capital

As of December 31, 2023, our cash balance was $59,000 compared to $149,000 as of December 31, 2022. We do not have sufficient cash on hand to fund our requirements for the 2024 fiscal year and will need to secure additional financing.

Cash Used in Operating Activities

Cash we used in operating activities was as follows:

●	during the fiscal year ended December 31, 2023 was $1,622,000,
●	during the fiscal year ended December 31, 2022 was $2,573,000, and
●	during the fiscal year ended December 31, 2021 was $2,225,000.

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net loss	$(7,475,000)	$(10,619,000)	$(8,443,000)
Share-based compensation incurred for product development, selling, general and admin, professional fees and interest expense	2,867,000	5,770,000	4,403,000
Unrealized foreign exchange	37,000	—	—
Interest accretion on loan payable	48,000	23,000	—
Borrowing costs on loan payable	150,000	73,000	—
Accrued interest on loan payable	112,000	—	—
Non-cash imputed interest expense	34,000	105,000	113,000
Loss on debt settlement	139,000	—	34,000
Bonuses settled by issuance of shares	—	245,000	—
Accounts receivable	(41,000)	—	—
Inventory	(11,000)	—	—
Net purchases with balances owing in accounts payable and accrued liabilities	452,000	337,000	211,000
Repayments of lines of credit interest	(311,000)	(496,000)	(457,000)
Retainers and prepaid services	202,000	(151,000)	(15,000)
Accrued interest on lines of credit	1,644,000	1,597,000	1,402,000
Accrued interest from promissory notes	531,000	543,000	527,000
Cash used in operating activities	$(1,622,000)	$(2,573,000)	$(2,225,000)
		(1,768,000

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced by us from financing activities

●	during the fiscal year ended December 31, 2023 was $1,539,000,
●	during the fiscal year ended December 31, 2022 was $2,507,000, and
●	during the fiscal year ended December 31, 2021 was $2,286,000.

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Proceeds from lines of credit	$794,000	$728,000	$1,149,000
Proceeds from sale of ordinary shares	745,000	—	—
Proceeds from promissory notes	—	650,000	—
Repayment of promissory notes	—	(650,000)	—
Proceeds from loan payable	—	1,779,000	—
Proceeds from rights offering	—	—	1,125,000
Proceeds from exercise of options	—	—	12,000
Cash provided by financing activities	$1,539,000	$2,507,000	$2,286,000

Short- and Long-term Liquidity

As of December 31, 2023, we do not have the current financial resources and committed financing to enable us to meet our administrative overhead, product development budgeted costs, and debt obligations over the next 12 months.

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

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,501,000	$1,501,000	$—	—	$—
Promissory notes to related parties	3,092,000	3,092,000	—	—	—
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—	—
Interest payable	5,170,000	5,170,000	—	—	—
Lines of credit	17,956,000	17,956,000	—	—	—
Loan payable	2,189,000	2,189,000	—	—	—
	$32,071,000	$32,071,000	$—	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2024 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

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

Nonrecourse notes receivable

The accounting for all share-based compensation transactions must reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. The Company accounts for the purchase of ordinary shares through a nonrecourse note as effectively the same as granting an option to purchase ordinary shares. When a nonrecourse note is used to fund the exercise of a stock option, the stock option is not considered “exercised” for accounting purposes until the nonrecourse note is repaid. A nonrecourse note is not recorded on the Consolidated Balance Sheets. Instead, the exercise price of the stock option should include the nonrecourse note principal and nonrecourse note interest due on the loan. The fair value of the stock option is recognized in the Company’s consolidated financial statements over the requisite service period through a charge to share-based compensation and a corresponding credit to additional paid-in-capital. If no future service is required to be provided, for example, if the note can be repaid at any time, the Company recognizes the fair value of the award as share-based compensation on the grant date, rather than over the term of the note.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

As of the date of this Annual Report, the names, ages, and positions held by each of our officers and directors are as follows:

Name and Address	Age	Position(s)
Sidney Chan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	73	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer (or “CFO”) and Principal Accounting Officer; Director
Benjamin Szeto 9 Raffles Place #26-01 Republic Plaza Singapore 048619	52	Secretary and Chief Legal Counsel
Christine Y S Kan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	72	Vice President of Corporate Development; Director
Dr. Alfonso Salas 2106 West 33 Avenue Vancouver, British Columbia, Canada V6M 1B9	63	Director
Kenneth Robulak 1552 Highland Park Drive Clearwater, Florida, USA 33756	75	Director
Peter Stafford 10405 81 Street Osoyoos, British Columbia, Canada V0H 1V2	86	Director
Ronald Cheng 255 Springfield Road Ottawa, Ontario, Canada K1M 0K8	73	Director

Foreign Private Issuer Status

We intend to take all actions necessary to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and the OTCQB corporate governance rules and listing standards.

As we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Background of our Directors

Sidney Chan – Chairman of the Board, CEO, Chief Financial Officer, Principal Accounting Officer, and a Member of the Board of the Company

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

Kenneth James Robulak – Director

Director of ALR Nevada since August 21, 2012; Director of the Company since September 2022

From December 14, 1999 to January 31, 2001, Mr. Robulak was a member of ALR Nevada’s board of directors, and from April 4, 2000 to January 31, 2001, Mr. Robulak was ALR Nevada’s Chief Financial Officer, Secretary, Treasurer, and Vice President. Mr. Robulak resigned as officer and director of ALR Nevada on January 31, 2001. At the time of his resignation, Mr. Robulak did not have any disagreements with ALR Nevada relating to its operations, policies, or practices. Mr. Robulak was re-elected to the board of directors of ALR Nevada in August 2012 and has served as a director of ALR Nevada since that time. Since July 2007, Mr. Robulak has worked as a marketing consultant to Teco Metal Products, LLC, a technology-based manufacturing company with operations in Dallas, Texas, and Guadalajara, Mexico. Mr. Robulak earned a Bachelor of Commerce degree in finance and marketing and is a Fellow of the Institute of Canadian Bankers.

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

B.       Compensation

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards(4) ($)	All other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sidney Chan - Chairman of the Board, CEO, CFO, and PAO	2023 2022	240,000 124,800	Nil 150,000(3)	Nil Nil	Nil 4,004,906	9,600 124,800(5)	249,600 4,404,506
Christine Y S Kan – Vice President and Director	2023 2022	44,671(2) 43,532(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	44,671 43,532
Benjamin Szeto – Secretary and Chief Legal Counsel	2023 2022	8,934(2) 8,706(2)	Nil Nil	Nil Nil	84,528 304,291	Nil Nil	93,462 312,997
Kenneth James Robulak – Director	2023 2022	Nil Nil	Nil Nil	Nil Nil	Nil 26,146	Nil Nil	Nil 26,146
Dr. Alfonso Salas – Director	2023 2022	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Stafford – Director	2023 2022	Nil Nil	Nil 40,000(6)	Nil Nil	Nil Nil	Nil Nil	Nil 40,000
Ronald Cheng – Director	2023 2022	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
1.	Years ended December 31.
2.	The amounts represent Singapore dollar salary translated to U.S. dollars at the average monthly exchange rates at the time of payment.
3.	The amounts represent cash bonuses awarded during the relevant fiscal years.
4.	Fair value of incentive stock option grants calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:
For the year ended December 31,	2023	2022
Risk-free interest rate	4.15%	3.05%
Expected life (years)	4.9	4.5
Expected volatility	145%	123%
Expected dividends	0%	0%
Forfeiture rate	0%	0%
Exercise price	$0.05	$0.05
Fair value per share	$0.03	$0.03

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

Disclosure Committee

We have a disclosure committee and disclosure committee charter. Our Disclosure Committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness, and timeliness of our financial reports.

D.       Employees

Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to the Company.

●	As at December 31, 2023, we had 7 personnel under employment agreement and 23 personnel under independent contractor or consulting arrangements,
●	As at December 31, 2022, we had 7 personnel under employment agreements and 18 personnel under independent contractor or consulting arrangements, and
●	As At December 31, 2021, we had 6 personnel under employment agreements and 21 personnel under independent contractor or consulting arrangements.

The Company’s employees are primarily located in Singapore. The Company’s independent contractors are located in Canada, the United States, Hong Kong and the Philippines.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders and Related Party Transactions.”

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth certain information regarding the ownership of our ordinary shares as of the fiscal year ended December 31, 2023 by (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, based upon their most recent filings or correspondence with the SEC; and (ii) each director individually, each of our named executive officers, and all of our directors and executive officers as a group.

The table assumes 632,466,844 ordinary shares issued and outstanding as of the fiscal year ended December 31, 2023. For purposes of the table, we determined the number of shares of each class as beneficially owned by each person under Rule 13d-3(d)(1) of the Exchange Act. Under this rule, voting shares not outstanding that are subject to issuance pursuant to options, warrants, rights, or conversion privileges exercisable by a person within 60 days of the date indicated, are deemed outstanding for the purpose of calculating the number and percentage beneficially owned by such person, but are not deemed outstanding for the purpose of calculating the number or percentage beneficially owned by any other person listed in the table. Except where otherwise noted, we believe that each individual or entity named has sole investment and voting power with respect to the shares indicated as beneficially owned by such person, subject to community property laws, where applicable. Beneficial ownership representing less than one percent of the outstanding shares of a class is denoted with an asterisk (*). If an individual or person disclaims beneficial ownership, that is noted in the notes below the table.

Name of Beneficial Owner	Direct Amount of Beneficial Owner	Position	Percent of Class
Sidney Chan	4,638,846,000[1]	Chief Executive Officer, Chief Financial Officer, Member and Chairman of the Board	91.3%

Christine Y S Kan	933,153,982[2]	Vice President and Member of the Board	68.0%

Benjamin Szeto	5,000,000[3]	Secretary and Chief Legal Counsel	0.8%

Dr. Alfonso Salas	6,577,738[4]	Member of the Board	1.0%

Kenneth Robulak	11,190,000[5]	Member of the Board	1.7%

Peter Stafford	11,500,000[6]	Member of the Board	1.8%

Ronald Cheng	6,205,800[7]	Member of the Board	1.0%

All Officers and Directors as a group (7 people)	5,612,473,520		95.8%

[1]	Mr. Chan owns 190,345,000 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	4,213,001,000 at an exercise price of $0.002 per share until April 12, 2024***;
	●	120,000,000 at an exercise price of $0.015 per share until December 11, 2024**; and
	●	115,500,000 at an exercise price of $0.05 per share until December 31, 2026.

[2]	Ms. Kan, owns 193,153,482 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	700,000,500 at an exercise price of $0.002 per share until April 12, 2024***; and
	●	40,000,000 at an exercise price of $0.05 per share until December 31, 2026.

[3]	Mr. Szeto holds the following options to acquire ordinary shares:
	●	1,000,000 at an exercise price of $0.035 per share until October 24, 2024; and
	●	9,000,000 at an exercise price of $0.05 per share until December 31, 2025, of which 5,000,000 are subject to vesting conditions.

[4]	Dr. Salas owns 1,577,738 ordinary shares and holds the following options to acquire ordinary shares:
	●	4,000,000 at an exercise price of $0.035 until May 6, 2024*; and
	●	1,000,000 at an exercise price of $0.035 until May 17, 2024*.

[5]	Mr. Robulak owns 1,190,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	6,650,000 at an exercise price of $0.035 until March 14, 2024*;
	●	1,000,000 at an exercise price of $0.015 until April 12, 2024*;
	●	8,000,000 at an exercise price of $0.050 until May 31, 2025, subject to certain vesting conditions; and
	●	2,350,000 at an exercise price of $0.015 until December 31, 2025.

[6]	Mr. Stafford owns 1,500,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until April 12, 2024*;
	●	4,500,000 at an exercise price of $0.035 per share until May 6, 2024*; and
	●	5,000,000 at an exercise price of $0.05 per share until June 30, 2026.

[7]	Mr. Cheng owns 1,205,800 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until April 12, 2024*; and
	●	4,500,000 at an exercise price of $0.035 per share until May 6, 2024*.

* On January 17, 2024 the expiry dates of these options were extended to June 30, 2028;

** On January 23, 2024 the expiry dates of these warrants were extended to December 31, 2026;

*** On February 22, 2024, the expiry dates of these warrants were extended to December 31, 2024

B.       Related Party Transactions

Interest on promissory notes payable and loans payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

Year Ended December 31, 2023

We:

●	Incurred salaries, bonus expenses, and consulting expenses as set forth in Item 6.B. “Compensation”;
●	Incurred interest expense of $328,000 on $3,092,000 of promissory notes due to relatives of Sidney Chan;
●	Incurred interest expense of $160,000 and borrowing costs (recorded as interest expense) on loan payable to a company controlled by Christine Kan and her immediate family members;
●	Incurred interest expense of $1,644,000 on $14,211,000 of amounts borrowed and outstanding on the lines of credit payable to Sidney Chan and Christine Kan;
●	Owed accrued interest on promissory notes to relatives of Sidney Chan of $1,848,000; and
●	Owed accrued interest on lines of credit payable to Sidney Chan and Christine Kan of $3,745,000.

C.       Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

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

As part of the Settlement Agreement, Mr. Stan Cruitt, a director of ALR Nevada at the time assigned unsecured advances payable by ALR Nevada totaling $425,000 with no stated terms of interest or repayment to the plaintiffs. As part of the Settlement Agreement, ALR Nevada agreed to the following repayment terms:

●	$300,000 repayable at a rate of $25,000 per month evidenced by a promissory note; and
●	$125,000 repayable in whole by January 15, 2011.

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

On December 18, 2013, ALR Nevada was served with a civil summons from H. Gordon Niblock in respect of a complaint for breach of agreement to repay the promissory note of $125,000 due by January 15, 2011, plus interest at the legal rate of 8% per annum from the date of maturity of the note until the amount is repaid plus reasonable attorney fees of the proceedings. On February 5, 2014, case number 13-CVS-7736 for the plaintiff’s motion for entry of default and default judgment was heard in the Superior Court Division of Forsyth Country, North Carolina. The court found in favor of the plaintiff, ruling that ALR Nevada was in default of its agreement with the plaintiff and that the plaintiff is eligible to seek affirmative relief against the defendant. On January 17, 2024, a further default judgment was entered against the Company in regards to this matter totaling $255,000, consisting of the principal amount of $125,000 and accrued interest of $130,000.

On September 23, 2020, the Superior Court of Forsyth County, North Carolina, issued a Civil Summons in regard to the amount owing for payment of $551,576, consisting of the principal amount of $300,000 and accrued interest of $251,576, as of the date of the Civil Summons.

2. Ms. Irene Ho

ALR Nevada owes a promissory note to Irene Ho that was demanded for repayment on December 14, 2010. This amount has not been repaid and interest continues to accrue at the legal rate. The total principal and interest owing to Irene Ho is approximately $678,000.

3. Mr. Stan Link

Stan Link holds a note from ALR Nevada that is in arrears. The matter was reduced to a Consent Judgment in the amount of $43,608 on April 13, 2009. The full amount is still outstanding and continues to accrue interest at the stated rate of the note. The total principal and interest owing to Stan Link is approximately $96,000.

Except as described above, as at the date of this Annual Report, there are no other material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we or any of our subsidiaries is a party or of which any of their property is the subject. Please refer to Note 9, Commitments and Contingencies, of the consolidated financial statements for a description of outstanding judgments against us.

Dividend Policy

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

Share Capital

As of December 31, 2023, there were 632,466,844 ordinary shares issued and outstanding, excluding 411,970,000 ordinary shares issuable upon exercise of incentive share options, and 5,188,501,500 ordinary shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All of our issued and outstanding shares are fully paid.

New Shares

Under the Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the expiry of the period approved by shareholders or otherwise at the earliest of (i) the conclusion of the next annual general meeting; (ii) the expiration of the period within which the next annual general meeting is required by law to be held; or (iii) the revocation or modification of approval by our shareholders acting at a duly convened general meeting.

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

Preference Shares

Under the Companies Act, different classes of shares in a company incorporated in Singapore may be issued only if (a) the issue of the class or classes of shares is provided for in the Constitution of the company; and (b),the Constitution of the company sets out in respect of each class of shares of the relevant rights attached to that class of shares.

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

Dividend Rights

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, shares or property as may be declared by our Board from time to time. We may, by ordinary resolution, declare dividends at a general meeting of shareholders. A final dividend may be declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, our Board can declare interim dividends without approval of our shareholders.

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

Business Combinations

The Companies Act and the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (No. 40 of 2018) (“IRDA”) mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

●	notwithstanding anything in the Company’s Constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;
●	the Company may by special resolution resolve that it be wound up voluntarily;
●	subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;
●	a compromise or arrangement proposed between a company and its shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the Court; and
●	notwithstanding anything in the Company’s Constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

1.	By a procedure under section 210 the Companies Act and section 70 of the IRDA known as a “scheme of arrangement”: A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of its shares (or any class of shares), representing in the aggregate a majority in number and at least 75% in value of the shares or class of shares present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Court. Once an order for a scheme is approved by the Court, it binds all shareholders, including those who objected to or abstained from voting on the scheme at the scheme meeting or objected to the scheme in the Court.
2.	By a procedure under section 215 the Companies Act: Where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire his or her shares; and when such a notice is given the transferee shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder pursuant to Section 215(2) of the Companies Act (whichever is the later) the Court thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms that under the scheme or contract the shares of the approving shareholders are to be transferred to the transferee or if the offer contained two or more alternative sets of terms upon the terms that were specified in the offer as being applicable to dissenting shareholders.

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

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

●	a company and its related corporations, the associated companies of any of the company and its related corporations, companies whose associated companies include any of these companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;
●	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
●	a company and its pension funds and employee share schemes;
●	a person with any investment company, unit trust, or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account that such person manages;
●	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser, and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;
●	directors of a company (including their close relatives, related trusts, and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;
●	partners; and
●	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

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

As used in this summary, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation, or other entity classified as a corporation that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;
●	an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or
●	a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in the Code.

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

I.       Subsidiary Information

Not Applicable.

J.       Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

As at December 31, 2023, the Company had promissory notes payable and related interest payable, totaling $10,425,000 in default. The amount in default is an aggregate 30 promissory notes issued by ALR Nevada to related parties and arm’s length parties, all prior to 2010 and have been in default since prior to 2010. These amounts remain in default as of the date of this report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, as amended, is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to a simple error. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, as of December 31, 2023, our internal control over financial reporting was not effective based on those criteria.

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

The Board has determined that Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas qualify as audit committee financial experts, as defined by the SEC rules, and have the requisite financial experience, as defined by Nasdaq corporate governance rules. Mr. Robulak and Dr. Salas are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

(1)       Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were:

2023	$ 42,000	Dale Matheson Carr-Hilton LaBonte LLP
2022	$ 37,000	Dale Matheson Carr-Hilton LaBonte LLP

(2)       Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported in the preceding paragraph:

2023	$ 17,000	Dale Matheson Carr-Hilton LaBonte LLP
2022	$ 40,000	Dale Matheson Carr-Hilton LaBonte LLP

(3)       Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were:

2023	$ 11,000	Dale Matheson Carr-Hilton LaBonte LLP
2022	$ 8,000	Dale Matheson Carr-Hilton LaBonte LLP

(4)       All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by our principal accountant, other than the services reported in paragraphs (1), (2) and (3) were:

2023	$ 0	Dale Matheson Carr-Hilton LaBonte LLP
2022	$ 0	Dale Matheson Carr-Hilton LaBonte LLP

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	CYBERSECURITY RISK MANAGEMENT, STRATEGY, GOVERNANCE, AND INCIDENT DISCLOSURE

Our CEO is responsible for managing cybersecurity risk and oversees a technical team who manage the Company’s software and product development and its information technology systems. The Company is monitoring its information technology systems for suitability and is working with its third-party vendors on security sufficiency, and risk management processes, including those related to cybersecurity incidents. The Company does not believe that risks of any threats from cybersecurity incidents would have a material impact on strategy, operations or financial condition at its current stage. Management is uncertain if the risk of cybersecurity incident would have a material impact on financial condition or results of operations of the business once its products are commercialized. The Company intends to use third party experts to support its information technology system as its business advances and has the available resources to do so. Our CEO will report to the Board on material cybersecurity incidents and cybersecurity risk. As our products reach into commercialization, our CEO will report to the Board on the risks from cybersecurity incidents on its business strategy, results of operations and financial position.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital				X
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement with Christine Kan	20-F	5/1/23	10.2
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and Kan Wen Chen Pte. Ltd.				X
10.7	Manufacturing and Supply Agreement between the Company and Infinovo Medical Co. Ltd.	20-F	5/1/23	10.7
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1
31.1	Certification of CEO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of CFO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: April 30, 2024	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	April 30, 2024
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	April 30, 2024
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	April 30, 2024
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	April 30, 2024
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	April 30, 2024
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	April 30, 2024
Mr. Ronald Cheng

ITEM 17.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALR TECHNOLOGIES SG LTD.

Consolidated Financial Statements

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

dmcl.ca

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ALR Technologies SG Ltd. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficit, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
We have served as the Company's auditor since 2013
Vancouver, Canada. April 29, 2024

ALR TECHNOLOGIES SG LTD.

Consolidated Balance Sheets

($ United States)

December 31, 2023 and 2022

	2023	2022

Assets
Current assets:
Cash	$59,082	$148,628
Accounts receivable	41,100	—
Inventory	11,000	—
Prepaid expenses	44,016	228,661
Total assets	$155,198	$377,289

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,501,322	$1,342,872
Promissory notes payable to related parties	3,091,966	3,091,966
Promissory notes payable	2,163,368	2,163,368
Interest payable	5,170,149	4,662,731
Lines of credit from related parties	17,956,033	15,828,155
Loan payable to related parties	2,188,515	—
Total current liabilities	32,071,353	27,089,092

Long-term liabilities:
Loan payable to related parties	—	1,842,982
Total liabilities	32,071,353	28,932,074

Shareholders’ Deficit
Ordinary shares	30,912,769	28,040,825
Additional paid-in capital	57,280,320	56,032,129
Accumulated other comprehensive income (loss) – cumulative translation differences	(844)	6,147
Accumulated deficit	(120,108,400)	(112,633,886)
Total shareholders’ deficit	(31,916,155)	(28,554,785)
Total liabilities and shareholders’ deficit	$155,198	$377,289

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Operations and Comprehensive Loss

($ United States)

Years Ended December 31, 2023, 2022 and 2021

	2023	2022	2021

Revenue	$25,536	$2,367	$7,468
Cost of revenue	(22,096)	(1,176)	(2,523)
Gross Margin	3,440	1,191	4,945

Operating Expenses
Product development costs	1,404,308	482,141	498,996
Professional fees	814,677	920,208	881,016
Selling, general and administrative expenses	2,598,426	2,867,250	1,566,306
Total operating expenses	4,817,411	4,269,599	2,946,318

Loss before other items	(4,813,971)	(4,268,408)	(2,941,373)

Other Items
Interest expense	(2,521,543)	(6,350,401)	(5,468,328)
Loss on settlement of debt	(139,000)	—	(33,614)
Total other items	(2,660,543)	(6,350,401)	(5,501,942)

Net Loss	(7,474,514)	(10,618,809)	(8,443,315)
Other Comprehensive Income (Loss)
Exchange difference on translating foreign operations	(6,991)	17,556	(11,409)

Comprehensive loss for the year	$(7,481,505)	$(10,601,253)	$(8,454,724)

Weighted average number of ordinary shares outstanding, basic and diluted	581,016,295	548,078,686	534,980,347

Loss per share, basic and diluted	$(0.01)	$(0.02)	$(0.02)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2020 to December 31, 2023

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2020	511,020,709	$26,041,897	$200,000	$45,569,257	$—	$(93,571,762)	$(21,760,608)
Issuance of ordinary shares for settlement of debt	4,400,000	250,800	—	—	—	—	250,800
Issuance of ordinary shares for cash	26,496,635	1,324,832	(200,000)	—	—	—	1,124,832
Cancelled shares	(1,000)	—	—	—	—	—	—
Exercise of stock options	800,000	12,000	—	—	—	—	12,000
Reclassification of additional paid-in capital on exercise of stock options	—	41,271	—	(41,271)	—	—	—
Imputed interest	—	—	—	112,339	—	—	112,339
Stock options granted as compensation	—	—	—	4,403,218	—	—	4,403,218
Exchange difference on translating foreign operations	—	—	—	—	(11,409)	—	(11,409)
Net loss for the year	—	—	—	—	—	(8,443,315)	(8,443,315)

Balance, December 31, 2021	542,716,344	$27,670,800	$—	$50,043,543	$(11,409)	$(102,015,077)	$(24,312,143)
Issuance of ordinary shares for settlement of debt and bonuses	9,250,000	370,000	—	—	—	—	370,000
Issuance of ordinary shares for cash	500	25	—	—	—	—	25
Imputed interest	—	—	—	104,494	—	—	104,494
Discount on loan payable	—	—	—	113,912	—	—	113,912
Stock options granted as compensation	—	—	—	5,770,180	—	—	5,770,180
Exchange difference on translating foreign operations	—	—	—	—	17,556	—	17,556
Net loss for the year	—	—	—	—	—	(10,618,809)	(10,618,809)

Balance, December 31, 2022 carried forward	551,966,844	$28,040,825	$—	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2020 to December 31, 2023

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2022 brought forward	551,966,844	$28,040,825	$—	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)
Issuance of ordinary shares for settlement of debt and prepaid expenses	7,500,000	375,000	—	—	—	—	375,000
Issuance of ordinary shares for cash	20,000,000	744,655	—	—	—	—	744,655
Exercise of warrants	12,000,000	24,000	—	—	—	—	24,000
Reclassification of additional paid-in capital on exercise of warrants	—	1,463,321	—	(1,463,321)	—	—	—
Exercise of stock options	5,000,000	75,000	—	—	—	—	75,000
Reclassification of additional paid-in capital on exercise of stock options	—	189,968	—	(189,968)	—	—	—
Issuance of ordinary shares for nonrecourse notes receivable	36,000,000	—	—	—	—	—	—
Imputed interest	—	—	—	34,431	—	—	34,431
Stock options granted as compensation	—	—	—	2,867,049	—	—	2,867,049
Exchange difference on translating foreign operations	—	—	—	—	(6,991)	—	(6,991)
Net loss for the period	—	—	—	—	—	(7,474,514)	(7,474,514)

Balance, December 31, 2023	632,466,844	$30,912,769	$—	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Cash Flows

($ United States)

Years Ended December 31, 2023, 2022 and 2021

	2023	2022	2021

OPERATING ACTIVITIES
Net loss	$(7,474,514)	$(10,618,809)	$(8,443,315)
Share-based compensation-product development costs	1,060,636	227,338	222,178
Share-based compensation-selling, general and administrative	1,402,533	1,499,322	586,538
Share-based compensation-professional fees	403,880	38,614	169,382
Share-based compensation-interest	—	4,004,906	3,425,120
Loss on settlement of debt	139,000	—	33,614
Interest expense on lines of credit	1,644,027	1,596,667	1,402,187
Non-cash imputed interest expenses	34,431	104,494	112,339
Unrealized foreign exchange	35,827	—	—
Interest accretion on loan payable	48,020	23,315	—
Borrowing costs on loan payable	150,010	72,834	—
Accrued interest on loan payable	111,676	—	—
Repayment of lines of credit interest	(310,603)	(496,081)	(456,725)
Bonuses settled by issuance of shares	—	245,000	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(41,100)	—	—
Increase in inventory	(11,000)	—	—
Decrease (increase) in prepaid expenses	201,645	(151,366)	(14,636)
Increase in accounts payable and accrued liabilities	452,450	337,326	211,012
Increase in interest payable	531,418	542,834	527,336

Net cash used in operating activities	(1,621,664)	(2,573,606)	(2,224,970)

FINANCING ACTIVITIES
Proceeds from lines of credit	794,454	727,986	1,149,279
Proceeds from sales of ordinary shares	744,655	25	1,136,832
Proceeds from loan payable	—	1,779,250	—
Proceeds from promissory notes	—	649,708	—
Repayment of promissory notes	—	(649,708)	—

Net cash provided by financing activities	1,539,109	2,507,261	2,286,111

Effect of foreign exchange on cash	(6,991)	99,051	(11,409)

Change in cash	(89,546)	32,706	49,732
Cash, beginning of year	148,628	115,922	66,190

Cash, end of year	$59,082	$148,628	$115,922

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

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

These consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the years ended December 31, 2023, 2022 and 2021 of $7,474,514, $10,618,809 and $8,443,315, respectively. As of December 31, 2023, the Company is unable to self-finance its operations, has negative working capital of $31,916,155, accumulated deficit of $120,108,400, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit, promissory notes payable, and current loans payable totaling $32,071,353 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

1.        Basis of presentation, nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $14,300,000. As of December 31, 2023, the total principal balance outstanding was $14,210,845. The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

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

The Company’s activities will necessitate significant uses of working capital beyond 2024. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Significant accounting policies

a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and ALR Canada. The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

b) Share-based compensation

The Company follows the fair value method of accounting for share-based compensation. The Company estimates the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated financial statements. The Company estimates the fair value of the stock options using the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company accounts for forfeitures as they occur.

c) Nonrecourse note receivable

The accounting for all share-based compensation transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. The Company accounts for the purchase of ordinary shares through a nonrecourse note as effectively the same as granting an option to purchase ordinary shares. When a nonrecourse note is used to fund the exercise of a stock option, the stock option is not considered “exercised” for accounting purposes until the nonrecourse note is repaid. A nonrecourse note is not recorded on the Consolidated Balance Sheets. The fair value of the stock option is recognized in the Company’s consolidated financial statements over the requisite service period through a charge to share-based compensation and a corresponding credit to additional paid-in-capital. If no future service is required to be provided, for example, if the note can be repaid at any time, the Company recognizes the fair value of the award as share-based compensation on the grant date, rather than over the term of the note.

d) Revenue recognition

The Company’s primary source of revenue commencing in 2023 is from the sale of GluCurve Pet CGM units sold to its distributors. On November 23, 2022, the Company entered into a co-branded distribution agreement with Covetrus Inc. (the “Distributor”) whereby the Distributor was granted an exclusive right to sell the co-branded GluCurve Pet CGM in certain territories. The Distributor is billed and revenue is recognized when the products are delivered and ownership has transferred from the Company to the Distributor.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

d)       Revenue recognition (continued)

Payments made to the partners, such as for supplies, shipping and brokerage fees, are recognized as cost of goods sold.

The Company’s products generally carry standard warranty terms provided by the manufacturer. However, in instances where the Company provides replacement units, the Company does not recognize revenue and the related cost of revenue until the replacement units are delivered.

The Company’s revenues in 2021 and 2022 were from subscription fees for its Diabetes Solution. Customers are billed in advance of the start of their subscription and revenue is recognized ratably over each monthly subscription period. The Company is the principal in all its relationships where partners provide monitoring services as well as testing supplies, as the Company retains control over service delivery to its customers. Payments made to the partners, such as for marketing, where the price that the customer pays is established by the partners and is part of the subscription, are recognized as cost of revenue.

e) Inventory

Inventory consists primarily of packaging and components for the GluCurve Pet CGM. Inventory is valued at the lower of cost or net realizable value. We determine cost on the basis of the average cost.

f) Foreign currency translation

The presentation currency of the Company is the U.S. dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. Commencing January 1, 2023, the functional currency of the Company changed from the Singapore dollar (“SGD”) to the U.S. dollar as a result of completing the Redomicle Merger as the Company anticipates revenues and financings to be in U.S. dollar rather than SGD. The functional currency for ALR Nevada is the U.S. dollar and for ALR Canada is the Canadian dollar (“CAD”).

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

f)       Foreign currency translation (continued)

Parent and subsidiary companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

●         Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and

●         Income and expenses are translated at monthly average exchange rates during the year.

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

g) Income taxes

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

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740 Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2023, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

h) Use of estimates

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

2.        Significant accounting policies (continued)

i) Loss per share

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive. Prior to repayment of nonrecourse note, the outstanding shares received in exchange for the nonrecourse note are excluded from the denominator of loss per share. For the year ended December 31, 2023, the Company excluded 36,000,000 ordinary shares (2022 – Nil and 2021 – Nil) issued in connection with nonrecourse notes receivable from the calculation of weighted average number of shares outstanding.

The Company issued the following securities from the calculation of fully diluted shares outstanding because the results would have been anti-dilutive:

 Share-Based Payment Arrangement, Performance Shares, Outstanding Activity

	As of December 31,
	2023	2022	2021
Options	411,970,000	321,700,000	5,497,001,500
Warrants	5,188,501,500	5,200,501,500	—
Total	5,600,471,500	5,522,201,500	5,497,001,500

j) Comprehensive income (loss)

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

k) Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, promissory notes payable, interest payable, lines of credit and loan payable. The fair values of these financial instruments approximate their carrying values due to the relatively short periods to maturity, other than loans payable, which has been recognized using the effective interest rate method. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 — observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — includes other inputs that are directly or indirectly observable in the marketplace.
●	Level 3 — unobservable inputs that are supported by little or no market activity.

Cash is measured at Level 1 inputs.

l) Recently adopted and issued accounting pronouncements

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

3. Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

 Schedule of accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
Accounts payable	$1,180,132	$1,054,285
Accrued liabilities	318,285	288,587
Deferred revenue	2,905	—
	$1,501,322	$1,342,872

During the year ended December 31, 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120 and included in accounts payable. The balance of proceeds received of $26,880 was recorded as revenues.

The Company is working with its supplier on a warranty claim for those CGM hardware units that did not meet specifications. To date, the Company has recovered $35,100 from the supplier (received in September 2023) and have claims pending for a further $41,100 (included in accounts receivable).

In December 2023, the Company collected proceeds of $2,905 in relation to the future delivery of GluCurve Pet CGM units anticipated in 2024. The Company purchased wipes to be included with the future delivery of GluCurve Pet CGM units, the Company received the wipes in December 2023 and recorded the cost of the wipes in inventory.

4. Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

 Schedule of activity of promissory notes payable to related parties

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2021	$3,041,966
Promissory notes received	405,350
Repayment of promissory notes	(405,350)
Transferred from promissory notes payable pursuant to private transaction	50,000
Balance, December 31, 2022 and December 31, 2023	$3,091,966

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

a)        Promissory notes payable to related parties (continued)

A summary of the promissory notes payable to related parties is as follows:

Schedule of activity of promissory notes payable to related party

Promissory Notes Payable to Related Parties	December 31, 2023	December 31, 2022
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$3,091,966	$3,091,966

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

b)	Promissory notes payable

A summary of activities of promissory notes payable is as follows:

 Summary of activities of promissory notes payable

Promissory Notes Payable	Carrying Value
Balance, December 31, 2021	$2,213,368
Promissory notes received	244,358
Repayment of promissory notes	(244,358)
Transferred to promissory notes payable pursuant to private transaction	(50,000)
Balance, December 31, 2022 and December 31, 2023	$2,163,368

A summary of the promissory notes payable is as follows:

Summary of the promissory notes payable

Promissory Notes Payable	December 31, 2023	December 31, 2022
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

c)	Interest payable

A summary of interest payable activity is as follows:

Summary of interest payable activity

Interest Payable	Carrying Value
Balance, December 31, 2021	$4,110,647
Interest incurred on promissory notes payable	542,834
Transferred from lines of credit interest	9,250
Balance, December 31, 2022	4,662,731
Interest incurred on promissory notes payable	531,418
Interest payable retired through issuance of shares	(24,000)
Balance, December 31, 2023	$5,170,149

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000 (note 6(b)(i)).

Interest payable is due as follows:

 Schedule of Interest payable is due to related

Interest Payable	December 31, 2023	December 31, 2022
Interest payable to related parties	$1,848,079	$1,534,006
Interest payable	3,322,070	3,128,725
	$5,170,149	$4,662,731

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

d)	Loan payable

Initial Agreement

On September 6, 2022, ALR Singapore entered into a loan agreement (the “Loan Agreement”) with Kan Wan Chen Pte. Ltd. (“KWC”) whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan will mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional 20% loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. The Company assumed the minimum amount payable at maturity would be SGD$3,000,000, which will equal to 120% of the principal amount outstanding of SGD$2,500,000 ($1,779,250).

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, the Company considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the loan agreement was comparable to market interest rates. At the time the loan agreement was executed, the Company was in advanced negotiations for the distribution of the GluCurve Pet CGM and the manufacturing of the CGM systems incorporated therein, but they had not entered into any definitive agreements until November 2022.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since the GluCurve had not launched upon recognition of the loan and no definitive agreements were in place, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing. During the period until June 20, 2023, when the Loan Agreement was amended, the Company had not recognized revenue from the sale of GluCurve Pet CGM units and was unable to determine anticipated level of sales. As a result, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing as at December 31, 2023.

The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the loan agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944, totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on September 30, 2024;
●	No repayments are required by the Company until maturity;
●	Interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
●	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
●	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

●	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

●	The loan will mature on December 31, 2024 instead of September 30, 2024; and
●	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

A summary of loan payable activity is as follows:

Summary of loan payable activity

Loan Payable	Carrying Value
Balance, December 31, 2021	$—
Loan proceeds received (SGD$2,500,000)	1,779,250
Proceeds allocated to additional paid-in capital as benefit	(113,912)
Accreted interest on loan	23,315
Borrowing cost (recorded in interest expense)	72,834
Foreign exchange adjustment	81,495
Balance, December 31, 2022	1,842,982
Accreted interest on loan	48,020
Borrowing cost (recorded in interest expense)	150,010
Accrued interest (recorded in interest expense)	111,676
Foreign exchange adjustment	35,827
Balance, December 31, 2023	$2,188,515

At December 31, 2022, the loan payable balance of $1,842,982 is classified as long-term liabilities. At December 31, 2023, the loan payable balance of $2,188,515 is classified as current liabilities.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

e)	Interest expense

During the year ended December 31, 2023, the Company incurred interest expense of $2,591,543 (2022 - $6,350,401) (2021 - $5,468,328) as follows:

 Summary of incurred interest expense

Year Ended December 31,	2023	2022	2021
Interest expense incurred related to the:
● lines of credit payable, as shown in note 5;	1,644,027	1,596,667	1,402,187
● promissory notes (notes 4(a), 4(b) and 4(c));	531,418	542,834	527,336
● borrowing costs on loan payable to KWC (notes 4(d) and 8);	150,010	72,834	—
● accrued interest on loan payable to KWC (notes 4(d) and 8);	111,676	—	—
● accreted interest on loan payable to KWC (notes 4(d) and 8);	48,020	23,315	—
● calculation of imputed interest on promissory notes payable, which had no stated interest rate;	34,431	104,494	112,339
● other items;	1,961	5,351	1,346
● grant of options as consideration for receiving an increase to the borrowing limit on the line of credit between the Company and the VP of the Company (notes 7 and 8); and	$—	$4,004,906	$—
● modification of options held by the CEO and the VP of the Company that were granted in connection with financing provided to the Company (notes 7 and 8)	—	—	3,425,120
Total interest expenses	$2,521,543	$6,350,401	$5,468,328

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

5. Lines of credit

A summary of lines of credit activity is as follows:

 Schedule of lines of credit activity

Lines of Credit	Total
Balance, December 31, 2021	$14,008,833
Advances received on lines of credit	727,986
Interest incurred on lines of credit	1,596,667
Interest transferred to promissory notes interest payable	(9,250)
Repayment of interest on lines of credit	(496,081)
Balance, December 31, 2022	15,828,155
Advances received on lines of credit	794,454
Interest incurred on lines of credit	1,644,027
Repayment of interest on lines of credit	(310,603)
Balance, December 31, 2023	$17,956,033

As of December 31, 2023, the Company has two lines of credit as follows:

Schedule of lines of credit

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 3,298,537	$ 13,598,537	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,910,845	446,651	4,357,496	General Security over Assets	General Corporate Requirements
Total		$ 14,300,000		$ 14,210,845	$ 3,745,188	$ 17,956,033

As of December 31, 2022, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 2,136,330	$ 12,436,330	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,116,391	275,434	3,391,825	General Security over Assets	General Corporate Requirements
Total		$ 14,300,000		$ 13,416,391	$ 2,411,764	$ 15,828,155

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

6. Share capital

a)	Authorized share capital

i.	Ordinary shares

Unlimited ordinary shares without par value.

ii.	Preferred stock

Unlimited preferred shares without par value.

b)	Issued share capital

During the year ended December 31, 2023:

i.	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,463,321 from additional paid-in capital to share capital.

ii.	On March 9, 2023, the Company issued 5,000,000 ordinary shares at a fair value of $0.05 per share with a value of $250,000 in exchange for the retirement of $111,000 of accounts payable. The Company recognized loss on debt settlement of $139,000.

iii.	On April 19, 2023, the Company issued 2,500,000 ordinary shares at a fair value of $0.05 per share with a value of $125,000 in exchange for the retirement of $72,000 in accounts payable and the prepayment of service fees of $53,000.

iv.	On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable, for an aggregate $75,000. As a result of the stock option exercises, the Company reclassified $189,968 from additional paid-in capital to share capital on exercise of stock options.

v.	On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.
F-22

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

6.        Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2023: (continued)

vi.	On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company issued a cashless loan (the “KP Loans”) to KP in order to exercise an aggregate 36,000,000 stock options to bring the aggregate holdings of the KP to 50,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

i)	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;
ii)	The repayments will be in the form of an offset against monthly compensation paid to KP;
iii)	In addition to the monthly installments, the KP Loans may be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
iv)	The loan will not bear interest;
v)	The loan will be secured by the underlying shares of the Company issued to KP;
vi)	Each repayment by KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
vii)	Should the consulting agreement between the Company and KP terminate for any reason, the loan amount remaining will be due within five business days except should KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

The issuance of 36,000,000 shares with a weighted average share price of $0.029 per share, for an aggregate of $1,027,500, in connection with the KP Loans was determined to be nonrecourse note receivables; therefore, the transaction is accounted for as a substantive grant of stock options, the exercise of the stock option is not recognized until the nonrecourse note is repaid.

During the year ended December 31, 2022:

vii.	On January 18, 2022, the Company issued a prospectus whereby it distributed 101,025,592 subscription rights to its shareholders to purchase ordinary shares of the Company at a price of $0.05 per share. The rights were set to expire on February 18, 2022, and subsequently extended to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. On March 21, 2022, the Company recognized share subscriptions receivable of $25 pursuant to its registration statement and issued a total of 500 ordinary shares for gross proceeds of $25. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

viii.	The Company issued four parties an aggregate 9,250,000 ordinary shares at a fair value of $0.04 per share for a total of $370,000 in exchange for the retirement of $125,000 of accounts payable and $245,000 for bonuses issued. Included in the 9,250,000 ordinary shares were 1,000,000 ordinary shares for the settlement of $40,000 for a bonus issued to a related party (note 8).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

6. Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2021:

ix.	On January 4, 2021, 1,000 ordinary shares were cancelled by a shareholder; no consideration was exchanged.

x.	On April 12, 2021, the Company elected to extend the initial 90-day period (April 22, 2021) by an additional 100-day period related to the closing of the rights offering. The Company had until July 31, 2021 to sell the remaining 113,025,592 ordinary shares. The Company further extended the offering period to October 29, 2021. The Company filed a post-effective amendment to further extend the rights offering from October 29, 2021 to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

xi.	The Company collected subscriptions of $1,124,832 pursuant to its registration statement and issued a total of 26,496,635 ordinary shares for gross proceeds of $1,324,832; $200,000 of the proceeds had been collected during the year ended December 31, 2020 and recognized as obligation to issue shares.

xii.	The Company received proceeds of $12,000 pursuant to the exercise of options to acquire 800,000 ordinary shares at a price of $0.015 per share. The Company reclassified $41,271 from additional paid-in capital to share capital on exercise of stock options.

xiii.	The Company entered into two shares for debt agreements with two creditors to issue an aggregate 4,400,000 ordinary shares at a fair value of $0.057 per share for a purchase price of $250,800 in exchange for the retirement of $217,186 of liabilities comprised of:

●	Accounts payable - $ 194,186
●	Promissory notes – Principal - $ 20,000
●	Line of credit – Accrued interest - $ 3,000

The Company recognized loss on debt settlement of $33,614.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7. Additional paid-in capital

Stock options

A summary of stock option activity is as follows:

 Schedule of share-based compensation, stock options, activit

	December 31, 2023		December 31, 2022		December 31, 2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	321,700,000	0.043	5,497,001,500	0.006	5,362,701,500	$0.004
Granted	120,270,000	0.050	115,500,000	0.050	165,000,000	$0.050
Options exchanged for warrants upon Redomicile Merger (note 1)	—	—	(5,200,501,500)	(0.004)	—	$—
Exercised	(5,000,000)	(0.015)	—	—	(800,000)	$(0.015)
Cancelled	(25,000,000)	(0.050)	(90,300,000)	(0.040)	(29,900,000)	$(0.034)
Outstanding, end of year	411,970,000	0.045	321,700,000	0.043	5,497,001,500	$0.006

Exercisable, end of year	182,200,000	0.037	160,800,000	0.037	5,221,701,500	$0.004

During the year ended December 31, 2023:

i)	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023, to December 31, 2025 resulting in the Company recognizing an additional $214,264 in compensation expense.

ii)	On February 21, 2023, the Company modified 80,000,000 options previously granted to a number of advisors and contractors by extending the vesting period from December 31, 2022 and June 30, 2023 to December 31, 2023.

iii)	Effective February 21, 2023, the Company:

1)	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors; and
2)	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024. The fair value of the options granted totaling $138,435 was fully recorded at grant.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2023: (continued)

iv)	On June 30, 2023, the Company:

1)	granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors. 3,600,000 options fully vested at grant, the remaining 113,670,000 options will vest according to performance or time-based conditions. As at December 31, 2023, 3,600,000 options have vested to date. The fair value of the options granted totaled $3,627,533, of which $2,699,538 related to stock options that have time-based vesting conditions and $927,995 related to stock options that have performance vesting conditions. During the year ended December 31, 2023, $688,205 related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $2,939,328 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized; and
2)	modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $562,517, of which $441,234 related to stock options that have time-based vesting conditions and $121,283 related to stock options that have performance vesting conditions. During the year ended December 31, 2023, $388,219 related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $174,298 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized.

v)	On October 19, 2023, the Company granted incentive compensation to certain KP in connection with the KP Loans (note 6(b)(vi)). In connection with this incentive compensation, the Company:

●	Modified 32,500,000 options previously granted to KP by modifying the exercise prices to $0.03 per share. The fair value of the option modification totaled $24,290, which the Company recognized during the year ended December 31, 2023.; and
●	Included in the 32,500,000 modified options above were 10,000,000 stock options which were fully vested at October 19, 2023, resulting in the Company recognizing additional compensation expense of $654,385.

During the year ended December 31, 2023, the Company recorded a total of $2,867,049 in share-based compensation expense, $826,640 related to the vesting of stock options granted in 2023 and $2,040,409 related to the vesting of stock options granted in prior years, including the $1,281,158 from the modification of vesting terms and exercise price of 161,200,000 options.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2022:

vi)	On March 18, 2022, the Company modified 70,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from September 30, 2021 and December 31, 2021 to December 31, 2022, and from June 30, 2022 to June 30, 2023.

vii)	On March 18, 2022, the Company amended 2,500,000 options previously granted to an individual on October 4, 2021 by vesting 1,000,000 options with performance conditions and cancelling the remaining 1,500,000 options. During the year ended December 31, 2022, $59,639 related to the 1,000,000 options that vested immediately was recorded.

viii)	Effective March 18, 2022, the Company cancelled 20,000,000 stock options exercisable at $0.015, 10,000,000 stock options exercisable at $0.035 and 28,500,000 exercisable at $0.05 related to the termination of certain contractors.

ix)	On April 27, 2022, the Company provided termination notice to a contractor. As a result, the contractor’s 30,000,000 stock options exercisable at $0.05 were cancelled, unvested, effective June 30, 2022.

x)	On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The Company cancelled the subscription rights to distribute 101,025,092 ordinary shares at a price of $0.05 pursuant to the prospectus (note 6(b)(vii)). The fair value of the options granted totaling $4,004,906 was fully recorded at grant.

xi)	On November 25, 2022, the Company modified 5,300,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from November 25, 2022 to December 31, 2025 resulting in the Company recognizing an additional $58,967.

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2021:

xii)	On January 28, 2021, the Company granted the option to acquire an aggregate 32,000,000 ordinary shares at a price of $0.05 per share to six individuals. All of the options will vest according to performance or time-based conditions. Options to acquire 22,000,000 ordinary shares will expire December 31, 2025, and options to acquire 10,000,000 ordinary shares will expire May 17, 2024. As at December 31, 2023, 17,000,000 (2022 - 6,000,000 and 2021 - 1,000,000) options have vested to date. The fair value of the options granted totals $1,706,244, of which $573,292 relates to stock options that have time-based vesting conditions and $1,132,952 relates to stock options that have performance vesting conditions. During the year ended December 31, 2023, $156,402 (2022 - $168,701 and 2021 - $248,189) related to stock options with time-based vesting conditions and $169,942 (2022 - $113,295 and 2021 - $Nil) related to stock options with performance-based vesting conditions was recognized. The remaining fair value of $849,715 has not been recorded.

xiii)	On February 22, 2021, the Company granted the option to acquire an aggregate 5,000,000 ordinary shares at a price of $0.05 per share. These options were granted to three individuals and have an expiry date of May 17, 2024, 3,000,000 (2022 - Nil and 2021 - Nil) of these options have vested to date. The fair value of the options granted totaled $225,141. During the year ended December 31, 2023, $86,585 (2022 - $69,276 and 2021 - $57,730) related to stock options with time-based vesting conditions was recognized. The remaining fair value of $11,550 has not been recorded.

xiv)	On April 14, 2021, the Company’s Board of Directors approved the grant of the option to acquire an aggregate 28,500,000 ordinary shares at a price of $0.05 per share until December 31, 2025 to five individuals. All of the options will vest according to performance or time-based conditions; 5,000,000 (2022 - 4,000,000 and 2021 - 200,000) options have vested to date. The fair value of the options granted totaled $1,565,812, of which $351,621 related to stock options that have time-based vesting conditions and $1,214,191 related to stock options that have performance vesting conditions. During the year ended December 31, 2023, $102,840 (2022 - $328,885 and 2021 - $88,540) related to the stock options with time-based vesting conditions and $32,964 (2022 - $Nil and 2021 - $Nil) related to stock options with performance-based vesting conditions was recognized. The remaining fair value of $1,012,583 has not been recorded.

xv)	On May 12, 2021, the Company’s Board of Directors amended the option to acquire 2,000,000 shares, previously granted on January 28, 2021 to a consultant, to increase the option by 1,000,000 to provide the optionee the option to acquire an aggregate 3,000,000 ordinary shares at a price of $0.05 per share until December 31, 2025. All other terms of the January 28, 2021 grant remain the same and the options are subject to performance vesting conditions. The fair value of the additional 1,000,000 amended options granted totaled $54,940. During the year ended December 31, 2023, $Nil (2022 - $54,940 and 2021 - $Nil) related to stock options with performance-based vesting conditions was recognized.
F-28

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2021: (continued)

xvi)	On May 31, 2021, the Company granted one consultant the option to acquire 5,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2025 subject to performance vesting conditions. The fair value of the options granted totaling $254,708 was not recorded, as it cannot be determined that it is more likely than not that the performance conditions will be met.

xvii)	On June 27, 2021, the Company cancelled 7,400,000 stock options with an average exercise price of $0.033.

xviii)	On June 27, 2021, the Company’s Board of Directors approved the grant of the option to acquire an aggregate 21,000,000 ordinary shares at a price of $0.05 per share until June 30, 2026 to four individuals. All of the options will vest according to performance or time-based conditions; 10,400,000 options have vested to date (2022 - 200,000 and 2021 - Nil). The fair value of the options granted totaled $1,374,208, of which $26,175 related to stock options with time-based vesting conditions and $1,348,033 related to stock options with performance vesting conditions. During the year ended December 31, 2023, $3,277 (2022 - $13,082 and 2021 - $9,816) relating to the stock options with time-based vesting conditions and $654,385 (2022 - $Nil and 2021 - $Nil) relating to stock options with performance based conditions was recognized. The remaining fair value of $693,648 has not been recorded.

xix)	On June 30, 2021, the Company amended the option to acquire 4,365,001,300 ordinary shares granted on July 1, 2016 by extending the expiry date from July 1, 2021 to April 12, 2024. The options were granted in connection with lines of credit provided by the CEO and the VP, which are currently outstanding (note 5). All of the options had vested in previous years. The fair value of the amendments totaled $1,287,834 and was recorded during the year ended December 31, 2021 in interest expense.

xx)	Effective July 22, 2021, the Company cancelled 22,500,000 stock options exercisable at $0.035 related to the termination of certain contractors and advisors.

xxi)	On August 27, 2021, the Company granted a member of the Board of Directors the option to acquire 5,000,000 ordinary shares at a price of $0.05 per share until June 30, 2026. The fair value of the options granted totaling $304,692 was fully recorded at grant.
F-29

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2021: (continued)

xxii)	On October 4, 2021, the Company granted two individuals the option to acquire an aggregate 17,500,000 ordinary shares at an exercise price of $0.05 per share until September 30, 2026; 15,000,000 of the options will vest according to time-based conditions and 2,500,000 will vest according to performance conditions. On March 18, 2022, the Company cancelled 1,500,000 options and vested 1,000,000 options with performance vesting conditions. As at December 31, 2023, 7,000,000 (2022 – 4,000,000 and 2021 - Nil) options have vested to date. The fair value of the options granted totaled $1,043,690, of which $894,592 related to stock options with time-based vesting conditions and $149,098 related to stock options with performance vesting conditions. During the year ended December 31, 2023, $207,241 (2022 - $423,808 and 2021 - $101,758) related to stock options with time-based vesting conditions was recognized. The remaining fair value of $310,883 has not been recorded.

xxiii)	On December 10, 2021, the Company granted one creditor the option to acquire 40,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 in connection with receiving line of credit financing (note 5). The fair value of the options granted totaled $2,137,286 and was fully recorded upon the Company entering into the financing agreement with the creditor.

xxiv)	On December 10, 2021, the Company granted one consultant the option to acquire 10,000,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026 subject to performance vesting conditions. The fair value of the options granted totaled $534,321, all of which related to stock options with performance vesting conditions. During the year ended December 31, 2022, $534,321 related to stock options with performance-based vesting conditions was recognized.

During the year ended December 31, 2021, the Company recorded a further $167,373 in compensation expense related to the vesting of stock options granted in previous years.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

Outstanding

The options outstanding at December 31, 2023, 2022 and 2021 were as follows:

	December 31, 2023			December 31, 2022			December 31, 2021
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
November 27, 2022	—	$—	—	—	$—	—	5,600,000	$0.015	$0.045
January 31, 2023	—	$—	—	20,500,000	$0.015	0.050	40,500,000	$0.015	$0.045
June 13, 2023	—	$—	—	5,000,000	$0.015	0.050	5,000,000	$0.015	$0.045
March 14, 2024	6,650,000	$0.035	—	6,650,000	$0.035	0.030	6,650,000	$0.035	$0.025
April 12, 2024	—	$—	—	—	$—	—	4,925,001,500	$0.002	$0.058
April 12, 2024	2,250,000	$0.015	0.005	3,350,000	$0.015	0.050	3,350,000	$0.015	$0.045
April 12, 2024	200,000	$0.030	—	200,000	$0.030	0.035	200,000	$0.030	$0.030
May 6, 2024	13,000,000	$0.035	—	13,000,000	$0.035	0.030	13,000,000	$0.035	$0.025
May 17, 2024	2,200,000	$0.035	—	57,000,000	$0.050	0.015	77,000,000	$0.050	$0.010
May 17, 2024	23,500,000	$0.050	—	19,400,000	$0.035	0.030	19,400,000	$0.035	$0.025
June 17, 2024	—	$—	—	—	$—	—	5,000,000	$0.050	$0.010
August 16, 2024	—	$—	—	—	$—	—	2,500,000	$0.050	$0.010
September 6, 2024	—	$—	—	—	$—	—	1,000,000	$0.050	$0.010
October 3, 2024	1,000,000	$0.035	—	3,500,000	$0.035	0.030	3,500,000	$0.035	$0.025
October 24, 2024	2,000,000	$0.035	—	2,000,000	$0.035	0.030	2,000,000	$0.035	$0.025
December 11, 2024	—	$—	—	—	$—	—	120,000,000	$0.015	$0.045
April 1, 2025	10,000,000	$0.035	—	10,000,000	$0.035	0.030	10,000,000	$0.035	$0.025
May 31, 2025	10,000,000	$0.035	—	10,000,000	$0.035	0.030	20,000,000	$0.035	$0.025
May 31, 2025	37,300,000	$0.050	—	57,300,000	$0.050	0.015	87,300,000	$0.050	$0.010
December 31, 2025	22,400,000	$0.015	0.005	5,300,000	$0.015	0.050	—	$—	$—
December 31, 2025	24,000,000	$0.050	—	56,500,000	$0.050	0.015	56,500,000	$0.050	$0.010
June 30, 2026	16,000,000	$0.050	—	26,000,000	$0.050	0.015	26,000,000	$0.050	$0.010
September 30, 2026	16,000,000	$0.050	—	16,000,000	$0.050	0.015	17,500,000	$0.050	$0.010
December 31, 2026	—	$—	—	10,000,000	$0.050	0.015	50,000,000	$0.050	$0.010
June 30, 2028	4,500,000	$0.015	0.005	—	$—	—	—	$—	$—
June 30, 2028	19,700,000	$0.035	—	—	$—	—	—	$—	$—
June 30, 2028	201,270,000	$0.050	—	—	$—	—	—	$—	$—
Total	411,970,000	$0.045	—	321,700,000	$0.043	0.022	5,497,001,500	$0.006	$0.054

Weighted Average Remaining Contractual Life		3.13			2.21			2.37

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Stock options (continued)

The fair value of the stock options granted and vested was allocated as follows:

 Schedule of Fair Value of Stock Options Granted-Allocation

Year Ended December 31,	2023	2022	2021
Interest expense	$—	$4,004,906	$3,425,120
Product development expense	1,060,636	227,338	222,178
Professional expense	403,880	38,614	169,382
Selling, general and administrative expenses	1,402,533	1,499,322	586,538
	$2,867,049	$5,770,180	$4,403,218

The Company uses the fair value method for determining share-based compensation for all options granted during the fiscal periods. The fair value was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

 Schedule of Share-based Payment Award, Stock Options, Valuation Assumptions

Year Ended December 31,	2023	2022	2021
Risk-free interest rate	4.15%	3.05%	0.87%
Expected life (years)	4.9	4.5	4.8
Expected dividends	0%	0%	0%
Expected volatility	145%	123%	278%
Forfeiture rate	0%	0%	0%

The weighted average fair value for the options granted during the year ended December 31, 2023 was $0.03 (2022 - $0.03; 2021 - $0.06).

Warrants

A summary of warrant activity is as follows:

 Summary of warrant activity

	December 31, 2023		December 31, 2022		December 31, 2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,501,500	0.004	—	—	—	$—
Options exchanged for warrants (note 1)	—	—	5,200,501,500	0.004	—	$—
Exercised	(12,000,000)	(0.002)	—	—	—	$—
Outstanding, end of year	5,188,501,500	0.004	5,200,501,500	0.004	—	$—

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

7.        Additional paid-in capital (continued)

Warrants (continued)

During the year ended December 31, 2023:

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000.

During the year ended December 31, 2022:

On November 7, 2022, 5,200,501,500 stock options were exchanged for warrants of the Company upon close of the Redomicile Merger (note 1). There was no impact on the carrying value of the instruments as a result of the Redomicile Merger.

During the year ended December 31, 2021:

There were no warrant activities during the year ended December 31, 2021.

Outstanding

The warrants outstanding at December 31, 2023, 2022 and 2021 were as follows:

 Schedule Warrants Outstanding

	December 31, 2023			December 31, 2022			December 31, 2021
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
April 12, 2024*	4,913,001,500	$0.002	0.018	4,925,001,500	$0.002	0.063	—	$—	$—
December 11, 2024	120,000,000	$0.015	0.005	120,000,000	$0.015	0.050	—	$—	$—
December 31, 2026	155,500,000	$0.050	—	155,500,000	$0.050	0.015	—	$—	$—
Total	5,188,501,500	$0.004	0.016	5,200,501,500	$0.043	0.022	—	$—	$—

Weighted Average Remaining Contractual Life		0.38			1.38			—

*Modified subsequent to year-end. See note 14(c).
F-33

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

8. Related party transactions and balances

 Schedule of related party transactions

Year Ended December 31,	2023	2022	2021
Related party transactions included within interest expense:
Interest expense on lines of credit payable to the CEO and the VP of the Company	$1,644,027	$1,596,667	$1,402,187
Interest expense on promissory notes issued to relatives of the CEO of the Company	$328,073	$324,586	$316,504
Interest expenses on loan payable to KWC	$159,696	$23,315	$—
Accrued borrowing costs (recorded in interest expense) on loan payable to KWC	$150,010	$72,834	$—
Interest expense related to the grant and/or the modification of stock options held by the CEO and the VP of the Company related to financing provided	$—	$4,004,906	$1,287,834
Interest expense related to stock options granted to the VP of the Company related to the increase of the borrowing limit of a line of credit	$—	$—	$2,137,286

Related party transactions included within selling, general and administration expenses:
Consulting fees to the CEO of the Company accrued on the line of credit available to the Company	$—	$124,800	$249,600
Salary and bonus paid to the CEO of the Company	$249,600	$274,800	$—
Bonus to a director of the Company settled with issuance of ordinary shares	$—	$40,000	$—
Salary for services to the VP of the Company	$44,671	$43,532	$33,427
Salary for services as Secretary and Chief Legal Counsel of the Company	$8,934	$8,706	$—
Selling, general and administrative expenses related to stock options granted to the Chief Legal Counsel of the Company	$84,528	$304,291	$—
Loss on settlement of debt to a relative of the CEO of the Company	$—	$—	$16,800
Consulting fees to a relative of the CEO of the Company	$130,000	$—	$—
Rent paid to a company controlled by the VP and immediate family members	$—	$20,206	$24,390
Stock options vested to members of the Board of Directors and related parties of the Company	$226,329	$26,146	$304,692

Interest on promissory notes payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at December 31, 2023, $104,502 (2022 - $Nil) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

8.        Related party transactions and balances (continued)

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable for an aggregate $24,000. Included herein were 7,000,000 ordinary shares issued to two relatives of the CEO for an aggregate $14,000 (note 6(b)(i)).

On June 3, 2022, the Company issued an aggregate 1,000,000 ordinary shares at a fair value of $0.04 per share for the settlement of $40,000 for a bonus issued and recognized in consulting fees (note 6(b)(viii)) to a director of the Company.

On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The fair value of the options granted totaling $4,004,906 was recorded to interest expense (note 7(x)).

On September 6, 2022, ALR Singapore entered into a loan agreement with KWC, a related party to the Company (note 4(d)). The interest expense (accreted and accrued) and borrowing costs related to the loan payable have been recorded at the exchange amount.

9. Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,328,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $327,000 related to one of these promissory notes.

On December 22, 2020, a default judgment was entered against the Company in regard to one of the above noted judgments totaling $552,000, consisting of the principal amount of $300,000 and accrued interest of $252,000, as of the date of the Civil Summons.

On January 17, 2024, another default judgment was entered against the Company in regard to one of the above noted judgments totaling $255,000, consisting of the principal amount of $125,000 and accrued interest of $130,000, as of the date of the Civil Summons.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

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

On August 4, 2022, ALR Singapore entered into an Employment Agreement with the Chairman and Chief Executive Officer with an effective date of July 1, 2022. The terms of the Employment Agreement were materially the same as the Services Agreement between the Company and the Chief Executive Officer, except as follows:

●	The incentive compensation, whereby Mr. Chan will earn a 1% commission from the sale of Company products has been amended to be in perpetuity and assignable. Previously, the commission was based on the lifetime of Mr. Chan; and

●	Mr. Chan has relinquished his right to the compensation on the sale of the business or assets of the Company or its affiliates.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

10. Financial instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, interest payable, promissory notes payable, lines of credit from related parties and loan payable to related parties.

a)	Fair value

The fair values of cash, accounts receivable and certain accounts payable approximate their carrying values due to the relatively short periods to maturity of these instruments.

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

The Company has one non-interest-bearing promissory note payable past due. There is not an active market for default loans not bearing interest nor is there an observable market for lending to companies with a financial position similar to the Company. The Company has recorded imputed interest at a rate of 1% per month over the life of the promissory notes, with a corresponding amount recognized in additional paid-in capital representing the implicit compensation for the use of funds. Management asserts there is not a determinable interest rate for arm’s length borrowings based on the current financial position of the Company and asserts the carrying value is the best estimate of the Company’s legal liability and represents the fair value for the promissory note. This would be considered a Level 2 input in the fair value hierarchy.

b)	Credit risk

The financial instrument that potentially subjects the Company to credit risk consists of cash. The Company only has an immaterial cash balance and is not exposed to significant credit risk.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

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

The Company is exposed to interest rate cash flow risk on promissory notes payable of $100,000, which incur a variable interest rate of prime plus 1%. $2,188,515 (SGD2,500,000), which incur a variable interest rate of Singapore Prime plus 1%. A hypothetical change of 1% on interest rates would increase or decrease net loss by $23,000.

2)	Price risk

To the extent that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to price risk.

The Company’s promissory notes payable consist of $100,000 of variable interest rate notes and $5,155,334 of fixed interest rate notes. All of these notes are past due and are currently due on demand while interest continues to accrue. The Company also has loans to related parties of $2,188,515 with variable interest rate based on Singapore Prime plus 1%. Due to the delinquency of the fixed interest rate promissory notes payable, there is no active market for these instruments and fluctuations in market interest rates do not have a significant impact on their estimated fair values as of December 31, 2023.

At December 31, 2023, the effect on net loss and comprehensive loss of a hypothetical change of 1% in market interest rate cannot be reasonably determined.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

10.        Financial instruments (continued)

c) Market risk (continued)

ii.	Foreign currency risk

The Company incurs certain accounts payable and expenses in Canadian and Singapore dollars and is exposed to fluctuations in changes in exchange rates between the U.S. and Canadian dollars, as well as U.S. and Singapore dollars. As at December 31, 2023, financial assets and liabilities include cash of CAD 54,456 and SGD 12,397, accounts payable of CAD 107,740 and SGD 23,000, and loans to related parties principal of SGD 2,500,000 and interest payable of SGD 150,000. The Company has not entered into any foreign currency contracts to mitigate risk. The Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in the Canadian dollars by 3% and Singapore dollars by 2% would increase or decrease net loss by approximately $131,000 in these consolidated financial statements.

11. Income taxes

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 21% (2022 and 2021 – 21%) to income (loss) before income taxes. The difference results from the following items:

 Scheduled of income tax benefit

	December 31, 2023	December 31, 2022	December 31, 2021
Computed expected benefit of income taxes	$(1,569,648)	$(2,229,950)	$(1,773,096)
Share-based compensation and permanent differences	693,895	1,220,577	925,449
Non-deductible interest expense	411,695	364,680	334,556
Expiry of tax credits	582,939	525,830	773,050
True up of prior year balances	671,947	(30,092)	99,348
Increase (decrease) in valuation allowance	(790,828)	148,955	(359,307)
Income tax provision	$—	$—	$—

The components of the net deferred income tax asset, the statutory tax rate and the amount of the valuation allowance are as follows:

 Scheduled of net deferred income tax asset

Year Ended December 31,	2023	2022	2021
Net operating loss carried forward	$32,358,315	$36,124,160	$35,414,853
Tax rate	21%	21%	21%
Deferred income tax assets	6,795,246	7,586,074	7,437,119
Valuation allowance	(6,795,246)	(7,586,074)	(7,437,119)
Net deferred income tax asset	$—	$—	$—

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

11.        Income taxes (continued)

The operating losses amounting to $30,752,000 for utilization in the United States, $1,603,000 for utilization in Singapore, $3,000 for utilization in Canada, the respective jurisdictions where the losses were incurred, will expire between 2024 and 2043 if they are not used. Notwithstanding, those operating losses for utilization in the United States which occurred from 2018 onwards will never expire and represent the portion of the operating loss eligible for utilization in future years. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry-forwards:

 Scheduled of operating loss carryforward

Expiry Date	United States $	Singapore $	Canada $	Total $
2024	1,251,000	—	—	1,251,000
2025	1,304,000	—	—	1,304,000
2026	1,532,000	—	—	1,532,000
2027	1,480,000	—	—	1,480,000
2028	1,600,000	—	—	1,600,000
2029	1,723,000	—	—	1,723,000
2030	823,000	—	—	823,000
2031	1,747,000	—	—	1,747,000
2032	1,638,000	—	—	1,638,000
2033	1,403,000	—	—	1,403,000
2034	2,595,000	—	—	2,595,000
2035	1,619,000	—	—	1,619,000
2036	1,171,000	—	—	1,171,000
2037	928,000	—	—	928,000
2041	—	174,000	—	174,000
2042	—	513,000	3,000	516,000
2043	—	916,000	—	916,000
Indefinite	9,938,000	—	—	9,938,000
	30,752,000	1,603,000	3,000	32,358,000

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

12. Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

 Schedule of Operating Segments

	December 31, 2023	December 31, 2022
Current and Total Assets
Other	$41,378	$10,481
Singapore	68,232	154,458
United States	45,588	212,350
	$155,198	$377,289

Year Ended December 31,	2023	2022	2021
Revenue
Other	$—	$—	$—
Singapore	25,536	2,367	7,468
United States	—	—	—
	$25,536	$2,367	$7,468

Net Loss
Other	$(331)	$(2,585)	$(36)
Singapore	(4,006,880)	(1,693,916)	(195,308)
United States	(3,467,303)	(8,922,308)	(8,247,971)
	$(7,474,514)	$(10,618,809)	$(8,443,315)

During the year ended December 31, 2023, revenue consisted of sales to one customer.

13. Supplemental information with respect to cash flows

 Scheduled of cash flows information

Year Ended December 31,	2023	2022	2021
Reclassification of additional paid-in capital on exercise of stock options and warrants	$1,653,289	$—	$41,271
Ordinary shares issued to retire accounts payable (notes 6(b)(ii), 6(b)(iii), 6(b)(viii) and 6(b)(xiii))	$294,000	$125,000	$194,186
Options exercised for settlement of debt (note 6(b)(iv))	$75,000	$—	$—
Ordinary shares issued to retire interest payable and promissory notes payable	$24,000	$—	$23,000
Additional paid-in capital on KWC loan payable (note 4(d))	$—	$113,912	$—

Cash interest paid on the line of credit has been reclassified from financing activities to operating activities for comparative periods.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

($ United States)

14. Subsequent events

a)	On January 17, 2024, the Company:

i)	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting wording.
ii)	issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024 (note 14(e)(ii)).
iii)	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028.

b)	On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026.

c)	On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024.

d)	On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $6,000.

