Form 20-F/A
period 2023-12-31
ALR Technologies SG Ltd.
filed 2024-07-01
CIK 1930419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

N/A

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

EXPLANATORY NOTE

ALR Technologies SG Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 30, 2024. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements in the Original Filing. This Amendment No. 1 does not reflect any event that has occurred after the date of the Original Filing. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

Mr. Ken Robulak, Dr. Alfonso Salas and Mr. Ronald Cheng, Independent Directors

Ken Robulak, Dr. Alfonso Salas and Ronald Cheng were not granted options during 2023, 2022 or 2021.

Capital Structure

As of the date of this Annual Report:

Ordinary Shares

Authorized:	Unlimited ordinary shares without par value
Issued:	632,466,844 ordinary shares are issued and outstanding.

Preferred Shares

Authorized:	Unlimited preferred shares without par value.
Issued:	No preferred shares have been issued.

Incentive Share Options

Outstanding:	Options to acquire 411,970,000 ordinary shares are outstanding.

Warrants

Outstanding:	Warrants to acquire 5,188,501,500 ordinary shares are outstanding.

Subscription Rights

Issued:	On July 7, 2022, we canceled the subscription rights to distribute the remaining 101,025,592 shares pursuant to the prospectus.

Results of Operations

Amounts presented in the tables in this Item 5 are rounded to the nearest thousand.

	2023	2022	2021

Revenue	$26,000	$2,000	$8,000
Cost of revenue	(22,000)	(1,000)	(3,000)
Gross margin	4,000	1,000	5,000

Operating Expenses
Product development costs	1,404,000	482,000	499,000
Professional fees	815,000	921,000	881,000
Selling, general and administrative expenses	2,599,000	2,867,000	1,566,000
Total operating expenses	4,818,000	4,270,000	2,946,000

Loss before other items	(4,814,000)	(4,269,000)	(2,941,000)

Other Items
Interest expense	2,522,000	6,350,000	5,468,000
Loss on settlement of debt	139,000	—	34,000
Total other items	(2,661,000)	(6,350,000)	(5,502,000)

Net loss	$(7,475,000)	$(10,619,000)	$(8,443,000)

Year ended December 31, 2023 compared to Year ended December 31, 2022, and Year ended December 31, 2022 to the Year ended December 31, 2021

	Changes from 2023 to 2022		Changes from 2022 to 2021
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	24,000	1200	(6,000)	(75)
Cost of revenue	(21,000)	2100	2,000	(67)
Gross margin	3,000	300	(4,000)	(80)

Operating Expenses
Product development costs	922,000	191	(17,000)	(3)
Professional fees	(106,000)	(12)	40,000	5
Selling, general and administrative expenses	(268,000)	(9)	1,301,000	83
Total operating expenses	548,000	13	1,324,000	45

Loss before other items	545,000	13	1,328,000	45

Other Items
Interest expense	(3,828,000)	(60)	882,000	16
Loss on settlement of debt	139,000	100	(34,000)	(100)
Total other items	(3,689,000)	(58)	848,000	15

Net loss	(3,144,000)	(30)	2,176,000	26
29

Share-based Compensation included in Net Loss

A substantial amount of the net loss is comprised of Share-based Compensation. Share-based Compensation consists of:

1)	incentive stock options granted to, or existing stock options modified to, incentivize- personnel as part of the compensation offered to attract and retain personnel. Share-based compensation expense as a result of these activities are included within product development fees, professional fees and selling, general and administrative expenses, and
2)	warrants issued or modified in connection with loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share based Compensation included in:	2023	2022	2021

Product development fees	$1,061,000	$227,000	$222,000
Professional fees	404,000	39,000	169,000
Selling, general and administrative	1,402,000	1,499,000	587,000
Loss before other items	(2,867,000)	(1,765,000)	(978,000)
Interest expense	—	4,005,000	3,425,000
Net loss	$(2,867,000)	$(5,770,000)	$(4,403,000)
Share based compensation expense as a percentage of net loss	38%	54%	52%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for fiscal years 2023, 2022 and 2021.

	2023	2022	2021

Share based Compensation included in product development fees, professional fees, selling general and administrative expenses	$2,867,000	$1,765,000	$978,000
Other expenses in product development fees, professional fees and selling, general and administrative expenses	1,947,000	2,503,000	1,963,000
Loss before other items	$(4,814,000)	$(4,268,000)	$(2,941,000)
Share based compensation expense as a percentage of Loss before other items	60%	41%	33%

The Share-based Compensation highlighted above is a non-cash recurring expense incurred by the Company which varies significantly year to year based on the option awards granted and warrant activity issued related to financing requirements.

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

During the fiscal year ended December 31, 2023, we had decreased selling, general and administrative expenses of $268,000, as compared to the fiscal year ended December 31, 2022 as follows:

•	salaries and consulting fees decreased $169,000;
•	share-based compensation decreased $96,000, and
•	all other selling general and administrative expenses in aggregate decreased $3,000.

This decrease was primarily driven by changes in Company personnel and decrease expenses related to the rights offering and the Redomicile Merger in the comparative period of the prior year.

During the fiscal year ended December 31, 2022, we had increased selling, general and administrative expenses of $1,301,000, as compared to the fiscal year ended December 31, 2021 as follows.

•	salaries and consulting fees increased $288,000;
•	share-based compensation decreased $912,000, and
•	all other selling general and administrative expenses in aggregate increased $101,000.

This increase was primarily driven by an increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product, incentive option compensation granted to personnel and expenses related to the rights offering and the Redomicile Merger in the current period.

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

Share-based Compensation

We follow the provisions of Accounting Standards Codification Topic 718 Stock Compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated financial statements. The Company estimates the fair value of the stock options using the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company accounts for forfeitures as they occur.

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

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our management, including our CEO and CFO, has concluded that as of the end of the period covered by this Annual Report our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below.

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

Management’s Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management, including our CEO and CFO, and Board regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management, including our CEO and CFO, and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, the management, including our CEO and CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, including our CEO and CFO, as of December 31, 2023, our internal control over financial reporting was not effective based on those criteria.

Based on this assessment, we found our internal control over financial reporting to be not effective for the following reason: insufficient written policies and procedures for reporting requirements and accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

Our management, including our CEO and CFO, believes that the material weaknesses set forth above did not affect our financial results. We retain a consultant who has the technical expertise and knowledge to implement the proper segregation of duties and the development of effective internal controls over financial reporting. We will advance our internal controls over financial reporting to meet our future needs at the appropriate time.

In addition, management, including our CEO and CFO, believes that preparing and implementing sufficient written policies and checklists will remedy the material weaknesses in our internal controls over financial reporting.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital	20-F	4/30/24	4.2
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement with Christine Kan	20-F	5/1/23	10.2
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and Kan Wen Chen Pte. Ltd.	20-F	4/30/24	10.6
10.7	Manufacturing and Supply Agreement between the Company and Infinovo Medical Co. Ltd.	20-F	5/1/23	10.7
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: July 1, 2024	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	July 1, 2024
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	July 1, 2024
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	July 1, 2024
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	July 1, 2024
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	July 1, 2024
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	July 1, 2024
Mr. Ronald Cheng

ITEM 17.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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

