Form 20-F
period 2024-12-31
ALR Technologies SG Ltd.
filed 2025-05-01
CIK 1930419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 635,466,844 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Such forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including but not limited to, those identified under “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited commercial history and a history of operating losses;
•	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;
•	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;
•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, where required, before they can be commercialized;
•	where any of our product candidates obtain regulatory approval, those product candidates being subject to expensive, ongoing obligations and continued regulatory overview;
•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;
•	the inability of our products to gain market acceptance;
•	our reliance on our current strategic relationships and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;
•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
•	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;
•	our ability to comply with the requirements under our loan facilities, including repayment of amounts currently outstanding and overdue, and amounts outstanding when due;
•	the chance that certain intangible assets related to our product candidates will be impaired; and
•	other risk factors discussed under “Risk Factors.”

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

Risks Related to Our Business and Operations

Although our consolidated financial statements (or “financial statements”) have been prepared on a going concern basis, our management believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2024.

Our audited financial statements for the fiscal year ended December 31, 2024 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business, thus our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, anticipated future losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such funding, raises substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next 12 months and to be able to discharge our liabilities and commitments in the normal course of business, we must complete the development and deployment of our products, and sell our products directly to end-users, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through introduction of our product into new markets, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the health & wellness and medical industries, educating animal health and human health medical professionals and patients as to the benefits of our diabetes management services, and reducing expenses. If we are unable to increase sales, reduce expenses or raise sufficient additional capital we may be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could be forced to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our ordinary shares.

We have experienced net losses for each of the past three years, and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of $135,985,914, $120,108,400 and $112,633,886 at December 31, 2024, 2023 and 2022, respectively. We recorded net losses of $15,877,514, $7,474,514 and $10,618,809 for the years ended December 31, 2024, 2023 and 2022, respectively. In order to achieve profitability, we must control our costs and increase net revenue through new sales. Failure to increase our net revenue and decrease our costs could cause our share price to decline and could have material adverse effect on our business, financial condition, and results of operations.

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

To remain competitive, we must continue to make significant investments in the development of our products, in obtaining regulatory clearances to introduce our product into new markets, in the expansion of our sales and marketing activities, and in the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our shareholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our ordinary shares. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;
•	general economic conditions and conditions in the medical, human health and animal health management industries;
•	the perception of our business in the capital markets;
•	our ratio of debt to equity;
•	our financial condition;
•	our business prospects; and
•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital or development expenditures or reduce our operating plans. Any curtailment of our capital, development or operating expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies, and could have a material adverse effect on our business, financial condition, and results of operations.

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

Our Diabetes Solution and GluCurve products represents a relatively new entry into the market for diabetes compliance solutions. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of healthcare providers the potential performance advantages and efficiencies of our Diabetes Solution and GluCurve products over traditional methods of treatment management and over competitive management solutions, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations. Historically, we have experienced long sales cycles as healthcare professionals (“HCPs”) have been, and could continue to be, slow to adopt new technologies on a widespread basis. As a result, we generally are required to invest a significant amount of time and resources to educate healthcare administrators, distributors, target end-users and other purchasers about the benefits of our product in comparison to competing products and technologies before completing a sale, if any.

Factors that could inhibit adoption of our Diabetes Solution and GluCurve products by HCPs include concerns about the efficacy and reliability of our product. In order to invest in our products, a healthcare administrator generally needs to invest time to understand the technology, consider how physicians and veterinarian doctors may respond to the new technology, assess the financial impact the investment could have on medical practice, and become comfortable introducing and using our products. Absent an immediate competitive motivation, a healthcare administrator may not feel compelled to invest the time required to learn about the potential benefits of using our products. HCPs may not accept or adopt our products until they see additional clinical evidence supporting the safety and efficiency of our product, or recommendations supporting our product by influential healthcare providers or practitioners. In addition, economic pressure, caused, for example, by an economic slowdown, tariffs, changes in healthcare reimbursement, or by competitive factors in a specific market, could make healthcare organizations reluctant to invest in new technologies or alternative products. Acceptance by healthcare providers will depend on the recommendations of specialists, as well as other factors, including the relative effectiveness, reliability and efficiency of our systems as compared to other methods for managing diabetes treatment.

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

If future data proves to be inconsistent with our clinical results and internal testing or if competitors’ products present more favorable results, our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

If new studies or comparative studies generate results that are not as favorable as our studies or tests and results to date, our revenues could decline or not be generated as expected. Additionally, if future studies indicate that our competitors’ products are more effective or reliable than ours, our revenues could decline or not be generated as expected. Furthermore, HCPs could choose not to purchase our Diabetes Solution or GluCurve products until they receive additional published long-term clinical evidence and recommendations from prominent health professionals that indicate our Diabetes Solution and GluCurve products are effective for clinical applications.

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

While our GluCurve product will be purchased by veterinarian clinics and sold to their customers, we anticipate our human health product will generally be purchased by medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third-party payers, such as private insurance or government programs. In the U.S., third-party payers review and frequently challenge the prices charged for medical products and/or services. In many foreign countries, the prices for diabetes treatment services are predetermined through government regulation. Payers could deny coverage and reimbursement on various grounds, including if they determine that the procedure was not medically necessary or that the device used in the procedure was investigational. Accordingly, both coverage and reimbursement can vary significantly from payer to payer. For the portion of physicians who rely heavily on third-party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect that future healthcare reforms or changes in financing for health plans could have on our business. Any such changes could have an adverse effect on the ability of a physician or medical institution to generate a profit using our current or future products. In addition, such changes could act as disincentives for capital investments by medical professionals.

We could incur problems in manufacturing our products.

Any continuous glucose monitoring device (“CGM”) or blood glucose meters (“BGM”) sold as part of our Diabetes Solution or GluCurve products will be manufactured by third-party suppliers. In order to grow our business, we must expand our supply chain to meet any demand we may experience. We have encountered and may continue to encounter difficulties in securing supply of CGM or BGM, including problems involving supplier production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. We are reliant on the performance of the third-party suppliers to manufacture the CGM and BGM in accordance with the specifications and schedules required. Failure of the third-party suppliers to provide CGM and BGM per our requirements could have an adverse impact on us and our distribution relationships.

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

In addition, our supplier’s manufacturing facilities are subject to periodic inspections by the FDA, or comparable regulatory authorities from other jurisdictions, as well as various state agencies and foreign regulatory agencies. From time to time, we could experience significant supply delays while our suppliers ensure compliance with these requirements. Our success will depend in part upon securing supply of BGM or CGM that function according to our specifications and our customers’ expectations and our ability to supply our products in compliance with the FDA’s Quality System Regulation and other regulatory requirements. Our future success, including sales, depends on our ability to supply products on a timely basis with acceptable purchase costs, while at the same time ensuring good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations.

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

Our growth strategy includes methods to introduce our Diabetes Solution and GluCurve products in the widest manner possible, and developing new applications and enhancements for our products. Expansion of our market, product line and entry into new medical applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), require additional country-specific regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success due to efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

We could be subject to breaches of our information technology systems, which could damage our reputation and customer relationships. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

We currently, or expect to, rely on information systems (“IS”) in our business to obtain, process, analyze, and manage data to, among other things:

•	provide service for the Diabetes Solution and GluCurve product lines;
•	facilitate the purchase and distribution of inventory items through numerous distributors;
•	receive, process, and ship orders on a timely basis;
•	accurately bill and collect from thousands of customers;
•	process payments to suppliers; and
•	provide technical support to our customers.

A cyber-attack that bypasses our IS security, or employee error, malfeasance or other disruptions that cause an IS security breach, could lead to a material disruption of our IS and/or the loss of business information. Such an attack could result in, among other things:

•	the theft, destruction, loss, misappropriation, or release of confidential data and intellectual property;
•	operational or business delays;
•	liability for a breach of personal financial and health information belonging to our customers and their patients or to our employees; and
•	damage to our reputation,

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

As a public company, we are required to comply with applicable periodic reporting obligations of the Securities Exchange Act of 1934, as amended, (or the “Exchange Act”). Our failure to prepare and disclose this information in a timely manner and meet our reporting obligations in their entirety could subject us to penalties under federal securities laws, expose us to lawsuits, and restrict our ability to access financing on favorable terms, or at all.

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

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents in certain jurisdictions to establish and maintain proprietary rights in our technology and products. We currently possess patents and patent applications with respect to our products and technology in certain jurisdictions. For any patent applications submitted we cannot ensure that any patents will be issued. Furthermore, we cannot ensure that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the U.S. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office, and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. Furthermore, while we have patents and have submitted patent applications in certain jurisdictions, for the majority of the world we do not have patent protection in place. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on our business, financial condition, and results of operations.

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

Changes in healthcare regulations in the U.S. and elsewhere could adversely affect the demand for our products, as well as the way in which we conduct our business. For example, in 2010, President Obama signed the Affordable Care Act into law, which included various reforms impacting Medicare coverage and reimbursement, including revision to prospective payment systems, any of which could adversely impact any Medicare reimbursements received by our end-user customers. New legislation may be enacted as President Trump and Congress consider further reform. In addition, as a result of the focus on healthcare reform, there is risk that Congress could implement changes in laws and regulations governing healthcare service providers, including measures to control costs, and reductions in reimbursement levels. We cannot be sure that government or private third-party payers will cover and reimburse the treatments using our products, in whole or in part, in the future, or that payment rates will be adequate. If healthcare providers cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, results of operations, and financial condition could suffer.

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

We are directly or indirectly, through our customers, subject to extensive regulation by federal governments, state governments and the governments of foreign countries in which we conduct our business. The laws in the U.S. that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

•	the Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution, and sale of prescription drugs and medical devices;
•	state food and drug laws;
•	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, to induce the referral for the furnishing of, or the purchase, order, or recommendation of, a good or service, for which payment could be made under Federal Health Claims Processing Services (“FHCPs”), such as Medicare, Medicaid, and TRICARE;
•	state law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;
•	state laws that prohibit fee-splitting arrangements;
•	the federal Civil False Claims Act, which imposes liability on any person or entity that knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the government, including FHCPs;
•	state false claims laws that prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent;
•	federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for items or services under a healthcare benefit program;
•	federal law prohibiting offering remuneration to a Medicare or Medicaid beneficiary to influence the beneficiary’s selection of a particular provider, practitioner, or supplier;
•	the federal Stark Law, which, in the absence of a statutory or regulatory exception, prohibits: (i) the referral of Medicare or Medicaid patients by a physician to an entity for the provision of designated healthcare services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity; and (ii) submitting a bill to Medicare or Medicaid for services rendered pursuant to a prohibited referral;
•	state law equivalents to the Stark Law, which may not be limited to government reimbursed items;
•	the Physician Payments Sunshine Act, which requires us to report annually to Centers for Medicare and Medicaid Services certain payments and other transfers of value we make to U.S.-licensed physicians, dentists, and teaching hospitals;
•	the Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from paying anything of value to foreign officials to influence any decision of the foreign official in his or her official capacity or to secure any other improper advantage to obtain or retain business;

•	HIPAA and Health Information Technology for Economic and Clinical Health and their implementing regulations, which govern the use, disclosure, and safeguarding of protected health information;
•	state privacy laws that protect the confidentiality of patient information;
•	Medicare and Medicaid laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment; state laws that prohibit the practice of medicine by non-physicians; and
•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

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

As we cannot provide assurance that any new products, or any product enhancements, that we develop for human use will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement could occur. We cannot provide assurance that the FDA will not require a new product or product enhancement to go through the lengthy and expensive PMA process. Delays in obtaining regulatory clearances and approvals could:

•	delay or eliminate commercialization of products we develop;
•	require us to perform costly procedures;
•	diminish any competitive advantages that we may attain; and
•	reduce our ability to collect revenues or royalties.

Although we have obtained 510(k) clearance from the FDA to market our Diabetes Solution product, we cannot provide assurance that the clearance of these systems will not be withdrawn or that we will not be required to obtain new clearances or approvals for modifications or improvements to our products. We will require 510(k) clearance from the FDA for the CGM and BGM units we wish to bundle as part of our Diabetes Solution product. We cannot provide assurance that we will receive such clearance once we apply. Furthermore, we may expect to require clearance of similar regulatory authorities abroad to market our Diabetes Solution products with CGM or BGM for human use.

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

Risks Related To Our Ordinary Shares

The limited market for our ordinary shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares..

Effective as of April 8, 2025, our ordinary shares are quoted on the over-the-counter market in the Pink Open Market (also known as the Pink Sheets), or OTC Pink, which is operated by OTC Markets Group, Inc. OTC Pink is a market tier of OTC Markets for various companies, including those that are registered with and reporting to the SEC (like us) and others that are delinquent in their filings. Securities traded on the OTC Pink market typically have low trading volumes and reduced liquidity. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike certain national securities exchanges and the various international stock exchanges, there are no corporate governance requirements imposed on OTC Pink-listed companies.

As the SEC imposes additional sales practice requirements on brokers who deal in shares of penny stocks, some brokers may be unwilling to trade our securities. This means that you may have difficulty reselling your shares, which may cause the value of your investment to decline.

Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The market price of our ordinary shares on the OTC Pink has been substantially less than $5.00 per share for an extended period of time and we do not currently meet any of the other rule exclusions. As a result, our ordinary shares are classified as penny stocks and are covered by Section 15(g) of the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement from you prior to making a sale on your behalf. Due to the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our common stock. This could prevent you from reselling your shares and may cause the value of your investment to decline.

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

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our shares. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our shares caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, which could have a significant effect on our stock market price include, but are not limited to, the following:

•	actual or anticipated fluctuations in our operating results or future prospects;
•	our announcements or our competitors’ announcements of new products;
•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	new laws, regulations or tariffs or new interpretations of existing laws or regulations applicable to our business;
•	changes in accounting standards, policies, guidance, interpretations, or principles;
•	changes in our growth rates or our competitors’ growth rates;
•	developments regarding our patents or proprietary rights or those of our competitors;
•	our inability to raise additional capital as needed;
•	concerns or allegations as to the safety or efficacy of our products;
•	changes in financial markets or general economic conditions;
•	sales of shares by us or members of our management team, our board of directors (or “Board”), our significant shareholders, or certain institutional shareholders; and
•	changes in stock market analyst recommendations or earnings estimates regarding our shares, other comparable companies, or our industry generally.

You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding options, outstanding warrants, future sales of our equity, or the future grant of equity by us.

You could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants issued as compensation for lending arrangements and outstanding options issued as compensation for services performed by employees, directors, consultants, and others, future sales of our equity, or the grant of future equity-based awards. As of December 31, 2024, an aggregate 6,120,471,500 ordinary shares were authorized for issuance pursuant to the exercise of outstanding options and warrants having a weighted average exercise price of $0.006 per share. To the extent that such options and warrants are exercised, our existing shareholders will experience dilution. We rely heavily on equity awards to motivate current contractors and employees and to attract new employees. The grant of future equity awards by us to our contractors, employees and other service providers could further dilute our shareholders’ interests in us.

As we do not intend to pay dividends, our shareholders will benefit from an investment in our ordinary shares only if the shares appreciate in value.

We intend to retain our future earnings, if any, to repay our liabilities and finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our ordinary shares will depend entirely upon any future appreciation. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, our next determination of foreign private issuer status will be made on June 30, 2025.

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

The Singapore Code on Takeovers and Mergers contains provisions that may delay, deter or prevent our future takeover or change in control by a third-party for so long as we remain a public company with more than 50 shareholders. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. While the Singapore Code on Takeovers and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving our actual or threatened change of control. These legal requirements may impede or delay our takeover by a third-party.

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

For purposes of the PFIC asset test, cash is treated as a passive asset. For purposes of the PFIC asset test, the active business assets held by our wholly owned subsidiaries (e.g., ALR Nevada and ALR Canada) will be deemed to be held by us. Moreover, the value of assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the 2024 taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holdings holds our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company

The legal and commercial name of ALR Singapore is “ALR Technologies SG Ltd.” ALR Singapore was originally incorporated under the laws of Singapore on May 16, 2020. ALR Singapore’s head office and principal address is 9 Raffles Place #26-01 Republic Plaza, Singapore 048619, and its telephone number is +65 3129 2924. Tricor Singapore Pte. Ltd. under the operating name “Vistra Group” is ALR Singapore’s agent for service in Singapore, and its address is 9 Raffles Place #26-01 Republic Plaza, Singapore 048619.

ALR Singapore was originally incorporated as a wholly owned subsidiary of ALR Nevada. ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987. In December 1998, ALR Nevada’s common stock began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc.

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

Upon the effectiveness of the Redomicile Merger, and pursuant to ALR Singapore’s registration statement on Form F-4 (File No. 333-265166) filed with the SEC and declared effective on September 23, 2022, ALR Singapore’s ordinary shares were approved for quotation on the OTCQB tier of the OTC Markets Group under the trading symbol “ALRTF.” Effective as of April 8, 2025, our ordinary shares began trading on OTC Pink.

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

B.       Business Overview

We are a data management company that developed a comprehensive approach to diabetes care that includes: (i) an FDA-cleared and HIPAA-compliant Diabetes Solution product that can collect data from BGM and CGM; (ii) a patent pending Predictive A1C algorithm to track treatment success between lab reports; and (iii) an FDA-cleared Insulin Dosing Adjustment (as defined below) program. From this technology portfolio, we have developed the Diabetes Solution product for human health, and our GluCurve product for animal health.

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

In 2020, we: (i) entered in an agreement with Bionime Corporation (“Bionime”) whereby we agreed to bundle our Diabetes Solution (or “app”) with Bionime BGM and diabetes test supplies and sell the bundle to diabetes patients of private medical clinics in Singapore; (ii) initiated a clinical pilot with Singapore General Hospital to validate the efficacy of the Diabetes Solution product in insulin-treated diabetes patients; (iii) entered into a memorandum of understanding (“MOU”) to form a collaboration with Diabetes Singapore, a non-profit Singapore-based organization serving the Singapore Minister for Health and a member of the International Diabetes Federation (“IDF”), with the view of raising the diabetes management standard in Singapore; and (iv) further improved our Diabetes Solution product to integrate with CGM devices.

In 2021, we: (i) announced we had developed a version of our Diabetes Solution product for animal health purposes under the brand name “GluCurve;” and (ii) announced our intent to redomicile to Singapore.

While our Diabetes Solution product was historically offered both individually and bundled with BGMs, we shifted our focus to offering the Diabetes Solution product along with cost-effective CGM devices. We believe that the trend in diabetes care is shifting from the use of traditional BGM to the use of CGM devices, which we believe will become the standard of diabetes care. We believe that we are uniquely positioned to bundle our Diabetes Solution application with CGM to improve health outcomes globally at a price point that is reasonable for wide scale adoption.

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

In September 2023 the Company announced the successful completion of its 24-week study led by Singapore General Hospital. A total of 25 insulin-treated patients with type 2 diabetes mellitus were enrolled into the ALRT Diabetes Solution platform. The patients performed twice daily capillary blood glucose checks and weekly glucometer uploads. The platform then provided insulin dose suggestions and alerts to the physicians. All patients experienced a mean drop of 1.2 percent in glycated hemoglobin (HbA1c). The findings from the study validated the value that ALRT Diabetes Solution may potentially bring to patients and health care providers. The results were presented at the recent IDF Western Pacific Congress 2023 in Kyoto, Japan.

The Company’s primary focus has been on securing supply of suitable CGM hardware to launch the second generation GluCurve Pet CGM product.

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

CGM for Human Health

We are evaluating prospective CGM systems to bundle with our Diabetes Solution product for human health. We expect to identify viable CGM system supply during 2025, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. Notwithstanding, we do not anticipate supply for human health will be secured until the Company has secured supply for and commercialized the GluCurve Pet CGM. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

The Diabetes Pandemic

Diabetes is a leading cause of death, serious illness and disability globally. The IDF reports that globally, 1 in 10 adults (537 million people ages 20-79) are living with diabetes (diagnosed and undiagnosed instances). This is expected to increase to 643 million by 2030 and 783 million by 2045. The IDF further reports that globally, diabetes was responsible for 6.7 million deaths in 2021 and cost at least $966 billion annually in 2021. This was an increase in cost of 316% from 15 years prior.

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

Diabetes is a lifelong chronic disease with no cure. However, people with diabetes can take steps to control their disease and reduce the risk of developing the associated serious complications, thereby controlling healthcare costs. The Canadian Diabetes Association Clinical Practice Guidelines Expert Committee reports that, “Successful diabetes care depends on the daily commitment of persons with diabetes mellitus to self-manage through the balance of lifestyle and medication. Diabetes care should be organized around a multi- and interdisciplinary diabetes healthcare team that can establish and sustain a communication network between the person with diabetes and the necessary healthcare and community systems.” Diabetes incidence rates, economic costs and human costs are increasing even though we know how to control the disease. The Diabetes Control and Complication Trial conducted from 1983 to 1993 outlined management as follows:

•	Testing blood glucose levels four or more times per day;
•	Injecting insulin at least three times a day or using an insulin pump;
•	Adjust insulin dose according to food intake and exercise;
•	Following a diet and exercise plan; and
•	Monthly visits to healthcare team.

Failure to Control Diabetes

We believe there are five causes for diabetes to not be controlled which are expanded upon below:

1.	Patient non-adherence;
2.	Unreliable data;
3.	Data overload;
4.	Clinical inertia; and
5.	Insulin under prescription.

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

•	37% within 6 months;
•	11% within 6-12 months; and
•	52% never.

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

Our Diabetes Solution product with BGM consists of the Diabetes Solution app, a branded glucose meter, diabetes test strips, lancets, and a carrying case. Our technology is designed to collect all the blood glucose data from the glucose meters, upload it to a secure account and ship diabetes test strips as required. Our prospective Diabetes Solution product with CGM would consist of a branded CGM and our Diabetes Solution app.

The patient data is aggregated to a Predictive A1C value for a comprehensive view of the treatment plan and is intended to promote patient adherence to the plan, with the data available (and messaged) to authorized people.

Our Diabetes Solution product addresses the five causes for not controlling diabetes with:

•	Active patient monitoring;
•	Direct meter uploads;
•	Machine intelligent data processing;
•	Predictive A1C; and
•	Insulin Dosage Adjustment.

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

Direct Meter Uploads

Data is uploaded via Bluetooth directly from the BGM or CGM into our application. We expect this to increase the accuracy and reliability of the data based on the results of testing.

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

Insulin Dose Adjustment

Insulin Dose Adjustment is an FDA-cleared feature that makes optimal insulin adjustment suggestions to HCPs based on dosing guidelines from organizations like the ADA. This ensures that HCPs are making timely insulin dosage assessments based on the blood testing results uploaded. We expect the next phase of technology advancement will produce an algorithm for advancing non-insulin diabetes therapies according to clinical practice guidelines.

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

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to identify CGM systems during 2025 for which we can subsequently initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

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

The current method to monitor glucose levels in diabetic felines and canines is to prepare an in-clinic glucose curve that consists of the following steps:

1.	The pet is dropped off at a veterinary clinic;
2.	The pet is given an insulin shot;
3.	The clinic staff will draw blood every 2 hours for 10-12 hours, performing the following steps each time:

•	test the blood in a BGM;
•	record readings;
•	plot the data into a graph;
•	assess the effectiveness of the insulin dose and glycemic control; and

4.	The pet is picked up by their owner.

Our GluCurve Pet CGM product is designed to solve the multiple issues that arise from doing an in-clinic glucose curve:

•	inaccurate data;
•	manual process of data collection, review and analysis; and
•	burden on the clinic staff, pet and the pet owner.

Addressing the Issues from Inaccurate Data

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

Addressing the Issues from Manual Process of Data Collection, Review and Analysis

A CGM automatically uploads 288 glucose readings per day to the Cloud, where the data is analyzed, organized, then displayed on the platform for the veterinarian to view. Our GluCurve product provides the pet owner and practitioner with the historical blood glucose data to allow for management and tracking of the pet’s health.

Addressing the Issues from Burden on Clinic Staff, Pet and Pet Owner

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

Manufacturers

•         We are evaluating options for the supply of CGM to be combined with the Diabetes Solution for the human health sector.

•         On December 16, 2022, we entered into a long-term manufacturing and supply agreement with Infinovo for the CGM hardware used in our GluCurve Pet CGM product. The agreement gives us the exclusive rights to distribute the Infinovo CGM hardware in the global animal health market. As of December 31, 2024, we had generated approximately $26,000 in sales, net of rebates, under this agreement. Based on the quality issues encountered we are evaluating supplier alternatives for the CGM hardware for the second generation GluCurve Pet CGM product.

Selling Activities

We are actively seeking alliances with healthcare organizations, pharmaceutical companies, insulin providers, and other healthcare companies that can act as catalysts to effect positive change for containing healthcare costs and improving health outcomes. We will work with these types of organizations to introduce our Diabetes Solution and GluCurve products to their network and seek to start significant pilot projects that will lead to revenue-generating arrangements. In December 2022 we entered into a distribution agreement with Covetrus for the distribution of our GluCurve Pet CGM product. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120. The balance of proceeds received of $26,880 was recorded as revenues in 2023.

Patents and Trademarks

Our Chairman and CEO has the following patents and patent applications under the PCT: PCT/CA2017/050753 dated June 27, 2017. Title is “method and system for monitoring a diabetes treatment plan.”

•	We were granted patents in Singapore and the U.S.
•	This patent application has been submitted to Canada.
•	We hold an exclusive license to the patents and patent applications.

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

We feel none of these companies currently offer a comprehensive compliance system that offers the full spectrum of benefits and features that our Diabetes Solution product does with potential cost efficiencies. We believe that while some of the competitors address the issues of unreliable data and patient non-adherence, none of the competition address data overload, clinical inertia, or insulin under prescription in a suitable manner from our perspective.

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

Employees and Independent Contractors

We currently have 7 personnel under employment agreements. We currently have 21 personnel under independent contractor, consulting or advisor arrangements. Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to us.

Revenue

We generated $Nil in revenue during the year ended December 31, 2024, $25,536 in revenue during the year ended December 31, 2023 and $2,367 in revenue during the year ended December 31, 2022. For the past several years, we have been devoting our efforts to developing and commercializing our Diabetes Solution and GluCurve Pet CGM products.

Recent Developments

On January 17, 2024, the Company:

•	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting conditions.
•	issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024.
•	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028.

On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026.

On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024.

On December 5, 2024:

•	the Company modified 15,000,000 share purchase warrants exercisable at $0.02 per share previously issued to KWC by extending the expiry date from December 31, 2024 to December 31, 2026.
•	the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026, which shall become exercisable upon certain performance vesting conditions. The vesting conditions of the warrants have not been met.
•	as consideration for increasing the line of credit borrowing limit with the VP from $4,000,000 to $5,000,000, the Company:

o	issued the VP 200,000,000 share purchase warrants at price of $0.01 per share until December 31, 2026;
o	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share;
o	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share; and
o	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025.

On December 12, 2024, the Company granted the option to acquire an aggregate 10,000,000 ordinary shares at a price of $0.012 per share until December 31, 2026 to an advisor. On April 1, 2025, the advisor exercised their option to acquire 10,000,000 ordinary shares for an aggregate $120,000. The consideration of $120,000 was applied as $90,000 of accounts payable retirement pursuant to unpaid consulting fees and $30,000 of prepaid consulting fees.

On December 13, 2024, the Company amended the repayment terms of the key personnel (“KP”) Loan Repayments. Each KP shall make repayments of $15,000 per month commencing the earlier:

•	The last day of the month where GluCurve reaches monthly sales of 30,000 units; or
•	September 30, 2025.

Effective December 15, 2024, the Company cancelled 2,000,000 stock options exercisable at $0.045 per option related to the resignation of a contractor

On December 31, 2024, the Company provided termination notice to a contractor. As a result, the contractor’s 10,000,000 stock options exercisable at $0.05 were cancelled, unvested, effective January 30, 2025.

Effective as of April 8, 2025 our ordinary shares began trading on OTC Pink.

Effective April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

•	The maturity date of the loan was extended to December 31, 2025; and
•	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

Additional Financing

On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share, for an aggregate $6,000.

On December 5, 2024, the Company entered into agreement with the VP to increase the borrowing limit on the line of credit from $4,000,000 to $5,000,000.

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

None.

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

Revenue

We generated $Nil in revenue during the year ended December 31, 2024, $25,536 in revenue during the year ended December 31, 2023 and $2,367 in revenue during the year ended December 31, 2022. For the past several years, we have been devoting our efforts to developing our Diabetes Solution product and developing and commercializing our GluCurve Pet CGM product.

Product Development

During the fiscal year ended December 31, 2024, the majority of our product development efforts were expended to:

•	Further develop our Diabetes Solution and GluCurve Pet CGM products;
•	Evaluate CGM hardware vendors;
•	Prepare for additional functionality to enhance care facilitation activity;
•	Increase compatibility and usability of our Diabetes Solution and GluCurve Pet CGM products;
•	Initiate development of our Diabetes Solution product for compatibility with CGM technologies; and
•	Implement advances as a result of user feedback and industry advancements.

We are currently focusing our efforts on the commercial launch plans of our GluCurve Pet CGM product and undertaking development activities that will support the user experience in preparation for enrolling large populations of customers.

Product development and research costs were $884,000 in the fiscal year ended December 31, 2024, $1,404,000 in the fiscal year ended December 31, 2023 and $482,000 in the fiscal year ended December 31, 2022. Included in product development costs were share-based compensation costs of $585,000 in fiscal 2024, $1,061,000 in fiscal 2023 and $227,000 in fiscal 2022.

Operating Capital and Recent Developments Related to Operating Capital

We generated $Nil in revenue during the year ended December 31, 2024, $25,536 in revenue during the year ended December 31, 2023 and $2,367 in revenue during the year ended December 31, 2022. Over the past three years we have funded operations through (i) funds raised through the rights offering, which closed in 2021; (ii) the line of credit financing available; and (iii) the KWC Loan Agreement and Advances. During the year-ended December 31, 2024 we funded operations through funds advanced on the line of credits available and advances from KWC.

While the Company has continued to receive advances from KWC, currently, the only instrument with financing available is the line of credit facility with Ms. Kan. The majority of our expenditures go towards product development, professional fees and administrative activities. We incur significant amounts of interest expense from our debts outstanding and, from time to time, the issuance of warrants exchanged for either (i) deferred repayment; (ii) agreements of note extensions; and (iii) increased borrowing limits provided. All warrants issued related to our debts have been recorded at their fair value using the Black-Scholes Option Pricing Model and are expensed over the agreed upon term of the debt instrument where applicable. Where our debt is a line of credit arrangement with no fixed terms of repayment, the option or warrant expense is fully recognized at the time of grant.

There is no certainty of the timing or amount of cash flows from sales, and there is no certainty that it will reach the level necessary to cover our operating costs, the costs to service our debts or repay our debts. We have limited resources and are seeking to penetrate markets with entrenched competition with much greater resources. We are seeking to displace generally accepted processes for diabetes management, which means we are seeking to establish new benchmark practices for diabetes care. Management is evaluating alternatives to penetrate both existing and new marketplaces in order to generate cash flows. Management believes our business plan will give us the best opportunity to achieve commercial feasibility. There is substantial uncertainty over our ability to execute the plan, the level of success associated with the execution of its business plan or the actual timeline to execute the plan. If the actual timeline for the execution of the business plan is substantially longer than planned, it could jeopardize our long-term success.

We have operating lines of credit with a borrowing limit of $15,300,000. As at December 31, 2024, we had borrowing available of approximately $661,000 on our lines of credit. We do not have any other facilities readily available at this time. Management will seek to acquire additional financing to allow us to become a commercially viable enterprise, whereby we can generate sufficient cash flow from the sales of our Diabetes Solution and/or GluCurve Pet CGM to support our cost of operations, overhead, and repayment of our obligations.

There is no certainty that we will ever be able to achieve the level of sales necessary to cover operating costs or achieve the level of sales before the borrowing limits on the lines of credit financing are reached. We will require additional financing in the future, and there is no guarantee we will receive the same. Furthermore, even if we are able to achieve sufficient cash flows to support operations, we will need to service our debt obligations, which as of December 31, 2024 were $36,303,000. As of that date, a total of $29,106,000 was owed to the Chairman and CEO his family and entities controlled by his family.

Operating Issues

We have expended significant efforts (i) introducing our Diabetes Solution and GluCurve Pet CGM products to specified retail chains, pharmaceutical manufacturers, contract research organizations, distribution companies, health management organizations, pharmacy benefits managers, and certain clinics treating specific disease conditions; and (ii) developing and commercializing our GluCurve Pet CGM product. We have not had significant sales for several years. During the 2024, 2023 and 2022 fiscal years, we have devoted 100% of our efforts to developing our Diabetes Solution products and preparing the GluCurve Pet CGM product for commercialization. Management plans for us to become a commercially viable enterprise through the sale of GluCurve Pet CGM products and the subsequent launch of the Diabetes Solution product. The Company needs to identify and source suitable CGM hardware from third parties to commence selling the second generation GluCurve Pet CGM product.

If management is not successful in its plans, we may be required to raise additional funds from our existing and prospective shareholders or debtholders, which we may not be able to accomplish on satisfactory terms.

Management Compensation

Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors

During the fiscal year ended December 31, 2024 and 2023, Mr. Chan was paid salary of $20,000 per month. During the 2022 fiscal year, Mr. Chan earned $20,000 per month, which was recorded as an increase to the borrowings on the line of credit provided by Mr. Chan to us until Mr. Chan entered into a Letter of Employment, which was effective July 1, 2022. Thereafter, Mr. Chan was paid salary of $20,000 per month. On September 1, 2022, Mr. Chan was paid a bonus of $150,000.

On January 23, 2024, the Company modified 120,000,000 warrants previously issued to Mr. Chan by extending the expiry date to December 31, 2026. On February 22, 2024, we modified 4,213,001,000 warrants previously issued to Mr. Chan by extending the expiry date to December 31, 2024. On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company modified 115,500,000 warrants previously issued to Mr. Chan by reducing the exercise price from $0.05 per share to $0.01 per share and modified 4,210,001,000 warrants previously issued to Mr. Chan by extending the expiry date from December 31, 2024 to June 30, 2025.

On July 7, 2022, we entered into an Option Agreement with Mr. Chan, which granted Mr. Chan the option to acquire 115,500,000 options exercisable at $0.05 until December 31, 2026. Upon closing of the Redomicile Merger, these options were exchanged for warrants to purchase ordinary shares.

Ms. Christine Kan, VP Corporate Development and Member of the Board of Directors

During the fiscal year ended December 31, 2024, Ms. Kan, earned $44,900 in salary. Ms. Kan’s compensation during the 2023 fiscal year was $44,671 and during the 2022 fiscal year was $43,532.

On February 22, 2024, the Company modified 700,000,500 warrants previously issued to Ms. Kan by extending the expiry date to December 31, 2024. On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company issued 200,000,000 warrants to Ms. Kan at a price of $0.01 per share until December 31, 2026, modified 40,000,000 warrants previously issued to Ms. Kan by reducing the exercise price from $0.05 per share to $0.01 per share and modified 700,000,500 warrants previously issued to Ms. Kan by extending the expiry date from December 31, 2024 to June 30, 2025.

Mr. Benjamin Szeto, General Counsel and Corporate Secretary

During the fiscal year ended December 31, 2024, our Chief Legal Counsel, Mr. Szeto, earned $8,980 in salary. Mr. Szeto’s compensation during the 2023 fiscal year was $8,934 and during the 2022 fiscal year was $8,706. Mr. Szeto was considered to be a related party upon his appointment as Corporate Secretary on June 20, 2022.

On January 27, 2024, 10,000,000 options previously granted to Mr. Szeto by extending the expiry dates to June 30, 2028.

Independent Directors of the Company

We issue incentive share options as compensation to our directors from time to time. None of our directors earn cash-based service fees for their service as a director. Those directors that hold a position as officer or consultant of the Company earn fees for the services provided.

Mr. Peter Stafford, Mr. Ken Robulak, Dr. Alfonso Salas and Mr. Ronald Cheng, Independent Directors

Peter Stafford, Ken Robulak, Dr. Alfonso Salas and Ronald Cheng were not granted options during 2024, 2023 or 2022.

On January 27, 2024, modified the following options previously granted to independent directors of the Company by extending the expiry dates to June 30, 2028:

•	10,000,000 options previously granted to Mr. Stafford;
•	18,000,000 options previously granted to Mr. Robulak;
•	5,000,000 options previously granted to Mr. Salas; and
•	5,000,000 options previously granted to Mr. Cheng.

On November 25, 2022, the Company modified 2,350,000 options previously granted to Mr. Robulak by extending the expiry date to December 31, 2025.

Capital Structure

As of the date of this Annual Report:

Ordinary Shares

Authorized:	Unlimited ordinary shares without par value
Issued:	645,466,844 ordinary shares are issued and outstanding.

Preferred Shares

Authorized:	Unlimited preferred shares without par value.
Issued:	No preferred shares have been issued.

Incentive Share Options

Outstanding:	Options to acquire 399,970,000 ordinary shares are outstanding.

Warrants

Outstanding:	Warrants to acquire 5,700,501,500 ordinary shares are outstanding.

Results of Operations

Amounts presented in the tables in this Item 5 are rounded to the nearest thousand.

	2024	2023	2022

Revenue	$—	$26,000	$2,000
Cost of revenue	—	(22,000)	(1,000)
Gross margin	—	4,000	1,000

Operating Expenses
Product development costs	884,000	1,404,000	482,000
Professional fees	513,000	815,000	921,000
Selling, general and administrative expenses	2,015,000	2,599,000	2,867,000
Total operating expenses	3,412,000	4,818,000	4,270,000

Loss before other items	(3,412,000)	(4,814,000)	(4,269,000)

Other Items
Interest expense	12,424,000	2,522,000	6,350,000
Write-off of accounts receivable	41,000	—	—
Loss on settlement of debt	—	139,000	—
Total other items	(12,465,000)	(2,661,000)	(6,350,000)

Net loss	$(15,877,000)	$(7,475,000)	$(10,619,000)

Year ended December 31, 2024 compared to Year ended December 31, 2023, and Year ended December 31, 2023 to the Year ended December 31, 2022

	Changes from 2024 to 2023		Changes from 2023 to 2022
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	(26,000)	(100)	24,000	1200
Cost of revenue	22,000	(100)	(21,000)	2100
Gross margin	(4,000)	(100)	3,000	300

Operating Expenses
Product development costs	(520,000)	(37)	922,000	191
Professional fees	(302,000)	(37)	(106,000)	(12)
Selling, general and administrative expenses	(584,000)	(22)	(268,000)	(9)
Total operating expenses	(1,406,000)	(29)	548,000	13

Loss before other items	(1,402,000)	(29)	545,000	13

Other Items
Interest expense	9,902,000	393	(3,828,000)	(60)
Write-off of accounts receivable	41,000	100	—	—
Loss on settlement of debt	(139,000)	(100)	139,000	100
Total other items	9,804,000	368	(3,689,000)	(58)

Net loss	8,402,000	112	(3,144,000)	(30)

Year ended December 31, 2024 compared to Year ended December 31, 2023

Our net loss for the year ended December 31, 2024 was 112% ($8,402,000) higher than the net loss at December 31, 2023. The net loss for the year ended December 31, 2023 was 30% ($3,144,000) lower than the net loss at December 31, 2022. The changes in net loss were driven significantly by share-based compensation expense related to the issuance, grant and modification of finance warrants and incentive stock options. We highlight the following section “Share-based Compensation Included in Net Loss”.

Share-based Compensation Included in Net Loss

A substantial amount of the net loss is comprised of Share-based Compensation. Share-based Compensation consists of:

1)	incentive stock options granted, or existing stock options modified, to incentivize personnel as part of the compensation offered to attract and retain personnel. Share-based compensation expense as a result of these activities are included within product development fees, professional fees and selling, general and administrative expenses, and
2)	warrants issued or modified in connection with loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share-based Compensation included in:	2024	2023	2022

Product development fees	$585,000	$1,061,000	$227,000
Professional fees	246,000	404,000	39,000
Selling, general and administrative	880,000	1,402,000	1,499,000
Loss before other items	(1,711,000)	(2,867,000)	(1,765,000)
Interest expense	9,820,000	—	4,005,000
Net loss	$(11,531,000)	$(2,867,000)	$(5,770,000)
Share-based compensation expense as a percentage of net loss	73%	38%	54%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for fiscal years 2024, 2023 and 2022.

	2024	2023	2022

Share-based Compensation included in product development fees, professional fees, selling general and administrative expenses	$1,711,000	$2,867,000	$1,765,000
Other expenses in product development fees, professional fees and selling, general and administrative expenses	1,701,000	1,947,000	2,504,000
Loss before other items	$(3,412,000)	$(4,814,000)	$(4,269,000)
Share-based compensation expense as a percentage of Loss before other items	50%	60%	41%

The Share-based Compensation highlighted above is a non-cash recurring expense incurred by the Company that varies significantly year to year based on the option awards granted and warrant activity issued related to financing requirements.

Product development costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors; and (ii) expenses incurred for product development and (iii) share-based compensation expense related to options granted to our development team.

By type of product development cost, the variance can be seen as follows:

Product development costs:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Service fees	$298,000	$297,000	$255,000
Purchase and other amounts	1,000	46,000	—
Subtotal	299,000	343,000	255,000
Share-based compensation	585,000	1,061,000	227,000
Total	$884,000	$1,404,000	$482,000

Professional fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, legal fees and share-based compensation for options granted to professionals. Excluding the difference in net loss attributed to the grant of stock options, professional fees:

•	decreased by $144,000 for the fiscal year ended December 31, 2024, as compared to the December 31, 2023 fiscal year; and

•	decreased by $471,000 for the fiscal year ended December 31, 2023, as compared to the December 31, 2022 fiscal year.

By type of professional cost, the variance can be seen as follows:

Professional fees:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Corporate auditor	$58,000	$63,000	$97,000
Accounting fees	168,000	223,000	273,000
Tax consultant fees	12,000	3,000	18,000
Legal fees	29,000	122,000	494,000
Subtotal	267,000	411,000	882,000
Share-based compensation	246,000	404,000	39,000
Total	$513,000	$815,000	$921,000

The decreases in professional fees in the current year (2024), as compared to the prior year (2023) were mainly due to decrease in advisory services retained as there was no current year comparable activities:

•	Assessing business structure alternatives, including evaluating and forming the animal health division;
•	Evaluating retaining additional personnel to support commercialization strategies in Singapore and the United States; and
•	Bonus issued to exercise stock options recorded in accounting fees to a consultant.

The decrease in 2023 as compared to 2022 was generally the result of the following key items in 2022 which were reduced, or did not occur, in 2022:

•	Assessing business structure alternatives, including evaluating and forming the animal health division;
•	The closing of the Redomicile Merger on November 7, 2022 and preparation of the Form F-4 initially filed on May 24, 2022 and declared effective on September 23, 2022; and
•	Preparing subsequent amendments to extend the rights offering and issuing the post-effective amendment to the rights offering.

Selling, general and administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs, and general costs incurred through day-to-day operations.

The components of selling, general and administrative expenses can be seen as follows:

Selling, general and administrative:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Salaries and consulting fees	$1,096,000	$864,000	$1,033,000
Travel and trade shows	31,000	76,000	31,000
Website and information technology	6,000	45,000	26,000
Transfer agent, filing fees and quotation costs	24,000	27,000	42,000
Market research consulting fees	3,000	34,000	45,000
Rent	19,000	47,000	44,000
Shareholder communications	2,000	13,000	69,000
Foreign exchange	(88,000)	40,000	59,000
Other general and administrative costs	42,000	51,000	19,000
Subtotal	1,135,000	1,197,000	1,368,000
Share-based compensation	880,000	1,402,000	1,499,000
Total	$2,015,000	$2,599,000	$2,867,000

During the fiscal year ended December 31, 2024, we had decreased selling, general and administrative expenses of $584,000, as compared to the fiscal year ended December 31, 2023 as follows:

•	share-based compensation decreased $522,000;
•	foreign exchange decreased $128,000;
•	salaries and consulting fees increased $232,000; and
•	all other selling general and administrative expenses in aggregate decreased $166,000.

This decrease was primarily driven by share-based compensation expenses. There was an increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product in the current period offset by a decrease in travel, market research consulting fees, and shareholder communications expenses and foreign exchange loss in the current period.

During the fiscal year ended December 31, 2023, we had decreased selling, general and administrative expenses of $268,000, as compared to the fiscal year ended December 31, 2022 as follows:

•	salaries and consulting fees decreased $169,000;
•	share-based compensation decreased $97,000; and
•	all other selling general and administrative expenses in aggregate decreased $2,000.

This decrease was primarily driven by changes in Company personnel and reduced, or eliminated, expenses related to the rights offering and the Redomicile Merger as compared to 2022.

Interest expense

Interest expense was from the following sources for the fiscal years ended December 31, 2024, 2023 and 2022:

Interest expense:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest expense incurred on lines of credit	$1,732,000	$1,644,000	$1,597,000
Interest expense incurred on promissory notes	532,000	531,000	543,000
Borrowing costs on loan payable	148,000	150,000	73,000
Accrued interest on loan payable	112,000	112,000	—
Imputed interest on loan payable	47,000	48,000	23,000
Imputed interest on zero interest loans	33,000	34,000	104,000
Other interest	—	3,000	5,000
Subtotal	2,604,000	2,522,000	2,345,000
Interest expense incurred on stock options granted and/or modified	9,820,000	—	4,005,000
Total	$12,424,000	$2,522,000	$6,350,000

Interest expense incurred on warrants issued and/or modified

During the year ended December 31, 2024:

1) We issued 15,000,000 warrants to KWC to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued totaling $272,000 was fully recorded at issuance and recorded as interest expense. Subsequently, the expiry date was extended from December 31, 2024 to December 31, 2026 resulting in a further recognition of $125,000 in interest expense. We also modified 5,033,001,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates resulting in the Company recognizing an aggregate $2,317,000 in share-based compensation expense, which was recorded in interest expense.

2) We entered into an agreement with the VP to increase the borrowing limit on the line of credit from $4,000,000 to $5,000,000. As consideration, the Company:

•	issued the VP 200,000,000 share purchase warrants to acquire 200,000,000 shares of the Company at price of $0.01 per share until December 31, 2026. The fair value of the warrants issued totaling $1,867,000 was fully recorded at issuance;
•	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $85,000 in interest expense;
•	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $28,000 in interest expense, and
•	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025 resulting in the Company recognizing an additional $5,126,000 in interest expense.

During the year ended December 31, 2023:

There were no comparable transactions in the year ended December 31, 2023.

During the year ended December 31, 2022:

The Company granted the CEO the option (exchanged for warrants of the Company upon close of the Redomicile Merger) to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The fair value of the options granted totaling $4,005,000 was fully recorded during the 2022 fiscal year.

Interest on Promissory Notes

During the year ended December 31, 2024 we received advances from KWC for an aggregate SGD$1,482,000 ($1,087,000), with no fixed interest amount and no due date. Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at December 31, 2024 and December 31, 2023.

We received an advance from two shareholders for an aggregate SGD$340,000 ($244,000), with a fixed interest amount of $10,000, during the year ended December 31, 2022 for short-term financing. We also received an advance from two related parties for an aggregate $50,000, with a fixed interest amount of $4,000 and SGD$500,000 ($355,350), with interest of $150 per day during the year ended December 31, 2022 for short-term financing. The principal portion of the promissory notes were all repaid by August 2022. Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at December 31, 2024, 2023 and 2022. The interest incurred on promissory notes was consistent during the years ended December 31, 2024, 2023 and 2022.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000	$10,300,000
Line of credit provided by Christine Kan	4,339,000	3,911,000	3,116,000
Total	$14,639,000	$14,211,000	$13,416,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest expense on the lines of credit as follows:

Interest expense on lines of credit:	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest expense incurred on the line of credit from Sidney Chan during the period	$1,236,000	$1,236,000	$1,235,000
Interest expense incurred on the line of credit from Christine Kan during the period	496,000	408,000	362,000
Total	$1,732,000	$1,644,000	$1,597,000

Imputed Interest

During fiscal years 2024, 2023 and 2022, we had certain zero interest promissory notes and zero interest debts. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item additional paid-in capital.

Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties

During the 2022 fiscal year, we entered into the KWC Loan Agreement as discussed in “Item 4.B. Business Overview” whereby we received proceeds of SGD$2,500,000. Under the terms of the KWC Loan Agreement, we may repay the principal owing thereunder at any time prior to the launch of our next generation GluCurve Pet CGM product, in whole or in part, at our option, with a payment equal to 120% of such principal amount owing. Any such principal amounts repaid prior to the launch of our second generation GluCurve Pet CGM product will not be subject to the royalty payment described herein. Subject to the foregoing, we were obligated to pay KWC $10 from the sale of each unit of our GluCurve Pet CGM sensors sold to our distributor, which will be accounted for as follows: (i) $5 as a reduction in the principal balance owing to KWC; and (ii) $5 as a royalty payment to compensate KWC for the cost of the principal advances. The loan was originally scheduled to mature on March 31, 2024, at which time, an amount equal to 120% of the principal then outstanding would have been due and payable to KWC.

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

We determined that the market interest rate would be 18% based on market yield curves. Since the effective interest rate of the loan was below the market rates, we were deemed to have received a benefit under the KWC Loan Agreement. The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,340,000, totaling SGD$160,000 ($114,000) was recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

•	The maturity date of the loan was extended to September 30, 2024;
•	No repayments were required by the Company until maturity;
•	Interest was set at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity;
•	Upon maturity and repayment of the principal and accrued interest, the Company was to pay KWC a commercialization success fee equal to SGD$500,000;
•	The royalty repayment structure under the Loan Agreement was waived and no payments, principal, interest or otherwise, were due against any sales of the Company, including any sales generated to date; and
•	The Company had the right to repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee would be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

•	The maturity date of the loan was extended to December 31, 2024; and
•	Interest was decreased to a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

During the year ended December 31, 2024, we recognized accreted interest expenses by recording $47,000 (2023 - $48,000 and 2022 - $23,000) and accrued interest of $112,000 (2023 - $112,000 and 2022 - $Nil) to interest expense. During the year ended December 31, 2024, we also recognized borrowing costs by recording $148,000 (2023 – $150,000 and 2022 - $73,000) to interest expense.

Third Amendment

On April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

•	The maturity date of the loan was extended to December 31, 2025; and
•	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

B.       Liquidity and Capital Resources

Working Capital	As At December 31, 2024	As At December 31, 2023	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$79,000	155,000	(76,000)	(49)
Current Liabilities	36,303,000	32,071,000	4,232,000	13
Working Capital Deficiency	$(36,224,000)	(31,916,000)	(4,308,000)	13

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Annual Report, we have commenced commercial revenue-generating activities, but have only recognized minimal revenue, and did not generate any revenues in 2024 as discussed under item 5A. We expect to generate revenues in 2025 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at December 31, 2024 consist of cash, inventory and prepaid expenses, and as at December 31, 2023 consist of cash, accounts receivable, inventory and prepaid expenses.

Current Liabilities

We have current liabilities of $36,303,000 at December 31, 2024, as compared to $32,071,000 at December 31, 2023. Current liabilities are as follows:

	December 31, 2024	December 31, 2023	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,980,000	1,501,000	479,000	32
Promissory notes to related parties	4,179,000	3,092,000	1,087,000	35
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—
Interest payable to related parties	2,176,000	1,848,000	328,000	18
Interest payable	3,525,000	3,322,000	203,000	6
Lines of credit from related parties	19,858,000	17,956,000	1,902,000	11
Loan payable to related parties	2,422,000	2,189,000	233,000	11
Total current liabilities	$36,303,000	32,071,000	4,232,000	13

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables, accrued liabilities and deferred revenue. Accounts payable total approximately $1,680,000 and accrued liabilities total approximately $300,000. Approximately $599,000 of accounts payable and $198,216 of accrued liabilities is more than one year old with the majority of these being more than ten years old.

Fluctuations in accounts payable generally occur in the regular course of business. The increase in accounts payable is primarily from accruals from certain personnel for a portion of their service fees.

Promissory notes to related parties and promissory notes payable to arm’s length parties

As at December 31, 2024, we had promissory notes with 20 parties for historical amounts borrowed. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month). During the year ended December 31, 2024, the Company received advances from KWC for SGD$1,482,000 ($1,087,000), with no fixed interest amount and no due date.

As at December 31, 2023, we had promissory notes with 24 parties that related to historical amounts borrowed. With the exception of the SGD$840,000 advance received and $50,000 received from related parties during the year ended December 31, 2022, the principal of which was all repaid by August 2022, there has been no new activity for several years. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month).

Interest payable and interest payable to related parties

Interest payable relates to the unpaid interest expense incurred on the promissory notes and promissory notes to related parties. The change from December 31, 2023 to December 31, 2024 relates to $328,000 of accrued interest incurred on promissory notes to related parties and $203,000 of accrued interest on promissory notes at their stated rates of interest.

All of the underlying promissory notes, except for the promissory notes received during the most recent year, and related interest payable, are overdue.

Lines of credit

As of December 31, 2024, we have borrowed total principal of $14,639,000 (2023 - $14,211,000). During the December 31, 2024 year, we incurred interest expense of $1,732,000 (2023 - $1,644,000).

The increase in the lines of credit payable of $1,902,000 is attributable to borrowings of:

•	$428,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
•	$1,732,000 of unpaid interest incurred on the principal of the borrowed amounts; and
•	$258,000 of interest repayment toward interest payable.

Line of Credit from Ms. Christine Kan

We obtained a line of credit of $1,000,000 from Ms. Christine Kan in March 2010. The loan was unsecured with interest payable on funds borrowed at 1% per month. These proceeds were used for working capital and the continued development of our technologies and product. On January 3, 2011, the creditor granted us an increase in the borrowing limit from $1,000,000 to $2,000,000 and further increased to $4,000,000 on December 10, 2021. On December 5, 2024, the borrowing limit was increased from $4,000,000 to $5,000,000. As of December 31, 2024, we have borrowed $4,339,000 (2023 - $3,911,000) and have accrued interest outstanding of $727,000 (2023 - $447,000). During the 2024 fiscal year, we borrowed $428,000 (2023 - $795,000), incurred interest of $496,000 (2023 - $408,000) and extinguished accrued interest of $216,000 (2023 - $237,000) through cash payment.

Line of Credit from Mr. Sidney Chan

On March 6, 2011, we obtained a $2,500,000 line of credit from Mr. Sidney Chan. Under the terms of the arrangement, the amount we borrowed bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over our assets and is due on demand. Originally, the line of credit was for a comprehensive marketing program, but subsequently was amended to be for general corporate purposes. On April 1, 2014, Mr. Chan executed an amending agreement with us whereby Mr. Chan increased the borrowing limit of the line of credit he has provided to us from $4,000,000 to $5,500,000. On May 29, 2015, the borrowing limit was further increased to $7,000,000. On July 1, 2016, the borrowing limit was further increased to $8,500,000 and, on December 11, 2019, increased further to $10,300,000. As of December 31, 2024, we have borrowed $10,300,000 (2023 - $10,300,000) and have accrued interest outstanding of $4,492,000 (2023 - $3,299,000). During 2024, we incurred interest of $1,236,000 (2023 - $1,236,000) and extinguished accrued interest of $43,000 (2023 - $74,000) through cash payment.

Loan payable to related parties

Please refer the section titled “Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties” under “Item 5A”.

Cash Flows

Cash Flows	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows used in Operating Activities	$(1,539,000)	$(1,622,000)	$(2,573,000)
Cash flows provided by Financing Activities	1,521,000	1,539,000	2,507,000
Effect of foreign exchange on cash	—	(7,000)	99,000
Net Increase in Cash During Period	$(18,000)	$(90,000)	$33,000

Cash Balances and Working Capital

As of December 31, 2024, our cash balance was $41,000 compared to $59,000 as of December 31, 2023. We do not have sufficient cash on hand, nor do we have sufficient funds available on our lines of credit, to fund our requirements for the 2025 fiscal year. We will need to secure additional financing to meet the operating requirements of the business, fund working capital and service its liabilities.

Cash Used in Operating Activities

Cash we used in operating activities was as follows:

•	during the fiscal year ended December 31, 2024 was $1,539,000;
•	during the fiscal year ended December 31, 2023 was $1,622,000; and
•	during the fiscal year ended December 31, 2022 was $2,573,000.

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net loss	$(15,878,000)	$(7,475,000)	$(10,619,000)
Share-based compensation incurred for product development, selling, general and admin, professional fees and interest expense	11,531,000	2,867,000	5,770,000
Unrealized foreign exchange	(73,000)	37,000	—
Interest accretion, borrowing costs and accrued interest on loan payable and non-cash imputed interest	340,000	344,000	201,000
Other items	41,000	139,000	245,000
Changes in accounts receivable and inventory	—	(52,000)	—
Net purchases with balances owing in accounts payable and accrued liabilities	478,000	452,000	337,000
Repayments of lines of credit interest	(258,000)	(311,000)	(496,000)
Retainers and prepaid services	17,000	202,000	(151,000)
Accrued interest on lines of credit	1,732,000	1,644,000	1,597,000
Accrued interest from promissory notes to related parties	328,000	314,000	325,000
Accrued interest from promissory notes	203,000	217,000	218,000
Cash used in operating activities	$(1,539,000)	$(1,622,000)	$(2,573,000)
		(1,768,000

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced by us from financing activities

•	during the fiscal year ended December 31, 2024 was $1,521,000;
•	during the fiscal year ended December 31, 2023 was $1,539,000; and
•	during the fiscal year ended December 31, 2022 was $2,507,000.

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Proceeds from lines of credit	$428,000	$794,000	$728,000
Proceeds from sale of ordinary shares	—	745,000	—
Proceeds from promissory notes	1,087,000	—	650,000
Repayment of promissory notes	—	—	(650,000)
Proceeds from loan payable	—	—	1,779,000
Proceeds from exercise of warrants	6,000	—	—
Cash provided by financing activities	$1,521,000	$1,539,000	$2,507,000

Short- and Long-term Liquidity

As of December 31, 2024, we do not have the current financial resources and committed financing to enable us to meet our administrative overhead, product development budgeted costs, and debt obligations over the next 12 months.

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

On December 5, 2024, the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026, which shall become exercisable upon certain performance vesting conditions related to supporting financing for the Company.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,980,000	$1,980,000	$—	—	$—
Promissory notes to related parties	4,179,000	4,179,000	—	—	—
Promissory notes	2,163,000	2,163,000	—	—	—
Interest payable to related parties	2,176,000	2,176,000	—	—	—
Interest payable	3,525,000	3,525,000	—	—	—
Lines of credit	19,858,000	19,858,000	—	—	—
Loan payable	2,422,000	2,422,000	—	—	—
	$36,303,000	$36,303,000	$—	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2025 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

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

Warrants Issued in Consideration for Debt

We allocate the proceeds received from long-term debt between the liability and the warrants issued in consideration for the debt, based on their relative fair values, at the time of issuance. The amount allocated to the warrants is recorded as additional paid-in capital and as a discount to the related debt. The discount is amortized to interest expense on a yield basis over the term of the related debt.

Share-based Compensation

We follow the provisions of Accounting Standards Codification Topic 718 Stock Compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant of options and date of issuance of warrants using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated financial statements. The Company estimates the fair value of the stock options and warrants using the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company accounts for forfeitures as they occur.

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

Issued But Not Yet Effective

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

We do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or consolidated statements of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

As of the date of this Annual Report, the names, ages, and positions held by each of our officers and directors are as follows:

Name and Address	Age	Position(s)
Sidney Chan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	74	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer (or “CFO”) and Principal Accounting Officer; Director
Benjamin Szeto 9 Raffles Place #26-01 Republic Plaza Singapore 048619	53	Secretary and Chief Legal Counsel
Christine Y S Kan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	73	Vice President of Corporate Development; Director
Dr. Alfonso Salas 2106 West 33 Avenue Vancouver, British Columbia, Canada V6M 1B9	64	Director
Kenneth Robulak 1552 Highland Park Drive Clearwater, Florida, USA 33756	76	Director
Peter Stafford 10405 81 Street Osoyoos, British Columbia, Canada V0H 1V2	87	Director
Ronald Cheng 255 Springfield Road Ottawa, Ontario, Canada K1M 0K8	74	Director

Foreign Private Issuer Status

We intend to take all actions necessary to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and applicable listing standards.

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

Background of our Directors

Sidney Chan – Chairman of the Board, CEO, Chief Financial Officer, Principal Accounting Officer, and a Member of the Board of the Company

Director of ALR Nevada since December 1999; Chairman of the Board of Directors of ALR Nevada since July 2010; CEO and Principal Accounting Officer of ALR Nevada since April 2000; Director and CEO of the Company since May 2020

Mr. Chan joined ALR Nevada in August 1997. He has assisted the Company’s financing, product development, and corporate development. Mr. Chan has led our product development of our Diabetes Solution and GluCurve Pet CGM products. Mr. Chan possesses in-depth knowledge of the equity markets and investment industry, as well as a strong fundamental background in the responsibilities of corporate development and operations. Mr. Chan is an engineer and obtained his Bachelor of Engineering (Mining) degree with distinction in Mineral Economics from McGill University in 1973. Mr. Chan is the spouse of Ms. Yan, the Company’s Vice President of Corporate Development and Director.

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

Christine Y S Kan – Vice President of Corporate Development and Director

Director of the Company since May 2020; Vice President of the Company since April 2021

Ms. Kan graduated from McGill University in 1974 with a Bachelor of Science and was accredited by the by the Canadian Institute of Chartered Accountants in 1980. Between 1981 and 2008 she held various senior and corporate appointments, including: Controller, Independence Petroleum Inc.; Co-founder, Director and Chief Financial Officer, Knight’s Group of Companies; and Director of Vancouver College, British Columbia. Ms. Kan presently also serves as Director and Chief Financial Officer of KWC, a private family real estate investment entity in Singapore. Ms. Yan is the spouse of Mr. Chan, the Company’s CEO, CFO, Chairman of the Board and Director.

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

B.       Compensation

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards(3) ($)	All other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sidney Chan - Chairman of the Board, CEO, CFO, and PAO	2024 2023	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	9,600 9,600	249,600 249,600
Christine Y S Kan – Vice President and Director	2024 2023	44,900(2) 44,671(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	44,900 44,671
Benjamin Szeto – Secretary and Chief Legal Counsel	2024 2023	8,980(2) 8,934(2)	Nil Nil	Nil Nil	81,753 84,528	Nil Nil	90,733 93,462
Kenneth James Robulak – Director	2024 2023	Nil Nil	Nil Nil	Nil Nil	139,631 Nil	Nil Nil	139,631 Nil
Dr. Alfonso Salas – Director	2024 2023	Nil Nil	Nil Nil	Nil Nil	79,169 Nil	Nil Nil	79,169 Nil
Peter Stafford – Director	2024 2023	Nil Nil	Nil Nil	Nil Nil	90,257 Nil	Nil Nil	90,257 Nil
Ronald Cheng – Director	2024 2023	Nil Nil	Nil Nil	Nil Nil	76,919 Nil	Nil Nil	76,919 Nil
1.	Years ended December 31.
2.	The amounts represent Singapore dollar salary translated to U.S. dollars at the average monthly exchange rates at the time of payment.
3.	The fair value of incentive stock option granted and / or modified was calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:
For the year ended December 31,	2024	2023
Risk-free interest rate	4.13%	4.15%
Expected life (years)	4.4	4.9
Expected volatility	167%	145%
Expected dividends	0%	0%
Forfeiture rate	0%	0%
Exercise price	$0.01	$0.05
Fair value per share	$0.01	$0.03

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

•	As at December 31, 2024, we had 7 personnel under employment agreement and 20 personnel under independent contractor or consulting arrangements;
•	As at December 31, 2023, we had 7 personnel under employment agreement and 23 personnel under independent contractor or consulting arrangements; and
•	As at December 31, 2022, we had 7 personnel under employment agreements and 18 personnel under independent contractor or consulting arrangements.

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

A.       Major Shareholders

The following table sets forth certain information regarding the ownership of our ordinary shares as of the fiscal year ended December 31, 2024 by (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, based upon their most recent filings or correspondence with the SEC; and (ii) each director individually, each of our named executive officers, and all of our directors and executive officers as a group.

The table assumes 635,466,844 ordinary shares issued and outstanding as of the fiscal year ended December 31, 2024. For purposes of the table, we determined the number of shares of each class as beneficially owned by each person under Rule 13d-3(d)(1) of the Exchange Act. Under this rule, voting shares not outstanding that are subject to issuance pursuant to options, warrants, rights, or conversion privileges exercisable by a person within 60 days of the date indicated, are deemed outstanding for the purpose of calculating the number and percentage beneficially owned by such person, but are not deemed outstanding for the purpose of calculating the number or percentage beneficially owned by any other person listed in the table. Except where otherwise noted, we believe that each individual or entity named has sole investment and voting power with respect to the shares indicated as beneficially owned by such person, subject to community property laws, where applicable. Beneficial ownership representing less than one percent of the outstanding shares of a class is denoted with an asterisk (*). If an individual or person disclaims beneficial ownership, that is noted in the notes below the table.

Name of Beneficial Owner	Direct Amount of Beneficial Owner		Position	Percent of Class
Sidney Chan	5,768,999,982	[1]	Chief Executive Officer, Chief Financial Officer, Member and Chairman of the Board	95.8%

Christine Y S Kan	5,768,999,982	[2]	Vice President and Member of the Board	95.8%

Benjamin Szeto	10,000,000	[3]	Secretary and Chief Legal Counsel	1.5%

Dr. Alfonso Salas	6,577,738	[4]	Member of the Board	1.0%

Kenneth Robulak	11,190,000	[5]	Member of the Board	1.7%

Peter Stafford	11,500,000	[6]	Member of the Board	1.8%

Ronald Cheng	6,205,800	[7]	Member of the Board	1.0%

All Officers and Directors as a group (7 people)	5,814,473,520			96.5%

[1]	Mr. Chan owns 190,345,000 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	4,210,001,000 at an exercise price of $0.002 per share until June 30, 2025;
	●	120,000,000 at an exercise price of $0.015 per share until December 31, 2026; and
	●	115,500,000 at an exercise price of $0.01 per share until December 31, 2026.

Mr. Chan’s beneficial ownership also includes the ordinary shares deemed to be beneficially owned by Ms. Kan, Mr. Chan’s spouse, as disclosed in Note 2 below. Mr. Chan and Ms. Kan share investment and voting control over the ordinary shares deemed beneficially held directly by each other.

[2]	Ms. Kan, owns 193,153,482 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	700,000,500 at an exercise price of $0.002 per share until June 30, 2025;
	●	40,000,000 at an exercise price of $0.01 per share until December 31, 2026; and
	●	200,000,000 at an exercise price of $0.01 per share until December 31, 2026.

Ms. Kan’s beneficial ownership also includes the ordinary shares deemed to be beneficially owned by Mr. Chan, Ms. Kan’s spouse, as disclosed in Note 1 above. Mr. Chan and Ms. Kan share investment and voting control over the ordinary shares deemed beneficially held directly by each other.

[3]	Mr. Szeto holds the following options to acquire ordinary shares:
	●	1,000,000 at an exercise price of $0.035 per share until June 30, 2028; and
	●	9,000,000 at an exercise price of $0.05 per share until June 30, 2028.

[4]	Dr. Salas owns 1,577,738 ordinary shares and holds the following options to acquire ordinary shares:
	●	4,000,000 at an exercise price of $0.035 until June 30, 2028; and
	●	1,000,000 at an exercise price of $0.035 until June 30, 2028.

[5]	Mr. Robulak owns 1,190,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	6,650,000 at an exercise price of $0.035 until June 30, 2028;
	●	1,000,000 at an exercise price of $0.015 until June 30, 2028;
	●	8,000,000 at an exercise price of $0.050 until June 30, 2028, subject to certain vesting conditions; and
	●	2,350,000 at an exercise price of $0.015 until June 30, 2028.

[6]	Mr. Stafford owns 1,500,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until June 30, 2028;
	●	4,500,000 at an exercise price of $0.035 per share until June 30, 2028; and
	●	5,000,000 at an exercise price of $0.05 per share until June 30, 2028.

[7]	Mr. Cheng owns 1,205,800 ordinary shares and holds the following options to acquire ordinary shares:
	●	500,000 at an exercise price of $0.015 per share until June 30, 2028; and
	●	4,500,000 at an exercise price of $0.035 per share until June 30, 2028.

B.       Related Party Transactions

Interest on promissory notes payable, lines of credit and loans payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

Year Ended December 31, 2024

We:

•	Incurred salaries, bonus expenses, and consulting expenses as set forth in Item 6.B. “Compensation”;
•	Incurred interest expense of $328,000 on $4,179,000 of promissory notes due to Christine Kan and relatives of Christine Kan and Sidney Chan. Owed accrued interest payable on promissory notes to relatives of Sidney Chan of $2,176,000 on these promissory notes
•	Incurred interest expense of $160,000, borrowing costs and accrued interest expense of $148,000 (recorded as interest expense) on loan payable to KWC, a company controlled by Christine Kan and her immediate family members; We owed $2,422,000 to KWC related to the loan payable;
•	Incurred interest expense of $1,732,000 on $14,639,000 of amounts borrowed and outstanding on the lines of credit payable to Sidney Chan and Christine Kan. Owed accrued interest payable on lines of credit payable to Sidney Chan and Christine Kan of $5,219,000;
•	Incurred non-cash interest expense of $9,424,000[1] related to the issuance of 200,000,000 finance warrants exercisable at $0.01 per share until December 31, 2026 and the modification of 5,033,001,500 finance warrants held by Sidney Chan and Christine Kan as discussed under Item 5A. “Interest expense incurred on warrants issued and/or modified”;

•	Issued 15,000,000 bonus warrants to KWC at $0.02 per share until December 31, 2024 and subsequently extended to December 31, 2026. Incurred non-cash interest expense of $397,000[1] related to issuance of bonus warrants to KWC;
•	Issued 300,000,000 warrants to KWC at a price of $0.01 per share until December 31, 2026 which will shall become exercisable upon certain performance vesting conditions.

1. The fair value of finance warrants issued was calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Risk-free interest rate	4.59%
Expected life (years)	0.8
Expected volatility	249%
Expected dividends	0%
Forfeiture rate	0%
Exercise price	$0.004

The Company believes that the Black-Scholes Option Pricing Model is an appropriate model to use for calculating the fair value of finance warrants as the model was originally developed for valuing publicly traded options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while warrants can have a significant theoretical value (such as those reported above); until the warrant is actually exercised and the resulting common shares can be sold at a profit, it has no value that can be realized by the holder. The values noted above reflect only the vested portions of options that have vesting provisions.

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

As part of the Settlement Agreement, Mr. Stan Cruitt, a director of ALR Nevada at the time assigned unsecured advances payable by ALR Nevada totaling $425,000 with no stated terms of interest or repayment to the plaintiffs. As part of the Settlement Agreement, ALR Nevada agreed to the following repayment terms:

•	$300,000 repayable at a rate of $25,000 per month evidenced by a promissory note; and
•	$125,000 repayable in whole by January 15, 2011.

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

2. Ms. Irene Ho

ALR Nevada owes a promissory note to Irene Ho that was demanded for repayment on December 14, 2010. This amount has not been repaid and interest continues to accrue at the legal rate. The total principal and interest owing to Irene Ho is approximately $702,000.

3. Mr. Stan Link

Stan Link holds a note from ALR Nevada that is in arrears. The matter was reduced to a Consent Judgment in the amount of $43,608 on April 13, 2009. The full amount is still outstanding and continues to accrue interest at the stated rate of the note. The total principal and interest owing to Stan Link is approximately $100,000.

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

A.       Offer and Listing Details

Our ordinary shares are traded on the OTC Pink under the symbol “ALRTF.”

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

Share Capital

As of December 31, 2024, there were 635,466,844 ordinary shares issued and outstanding, excluding 419,970,000 ordinary shares issuable upon exercise of incentive share options and 5,700,501,500 ordinary shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All of our issued and outstanding shares are fully paid.

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

Business Combinations

The Companies Act and the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (No. 40 of 2018) (“IRDA”) mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•	notwithstanding anything in the Company’s Constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;
•	the Company may by special resolution resolve that it be wound up voluntarily;
•	subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;
•	a compromise or arrangement proposed between a company and its shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the Court; and
•	notwithstanding anything in the Company’s Constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

1.	By a procedure under section 210 the Companies Act and section 70 of the IRDA known as a “scheme of arrangement”: A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of its shares (or any class of shares), representing in the aggregate a majority in number and at least 75% in value of the shares or class of shares present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Court. Once an order for a scheme is approved by the Court, it binds all shareholders, including those who objected to or abstained from voting on the scheme at the scheme meeting or objected to the scheme in the Court.
2.	By a procedure under section 215 the Companies Act: Where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire his or her shares; and when such a notice is given the transferee shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder pursuant to Section 215(2) of the Companies Act (whichever is the later) the Court thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms that under the scheme or contract the shares of the approving shareholders are to be transferred to the transferee or if the offer contained two or more alternative sets of terms upon the terms that were specified in the offer as being applicable to dissenting shareholders.

Anti-takeovers

The Singapore Code on Takeovers and Mergers regulates, among other things, the acquisition of voting shares of Singapore-incorporated listed public companies or unlisted public companies with more than 50 shareholders and net tangible assets of SGD$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (amounts inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. Responsibility for ensuring compliance with the Singapore Code on Takeovers and Mergers rests with parties (including our Board) to a takeover or merger and their advisors.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•	a company and its related corporations, the associated companies of any of the company and its related corporations, companies whose associated companies include any of these companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;
•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
•	a company and its pension funds and employee share schemes;
•	a person with any investment company, unit trust, or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account that such person manages;
•	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser, and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;
•	directors of a company (including their close relatives, related trusts, and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;
•	partners; and
•	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Takeovers and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a mandatory general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of us by a third-party.

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

As used in this summary, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation, or other entity classified as a corporation that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;
•	an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or
•	a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in the Code.

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

As at December 31, 2024, the Company had promissory notes payable and related interest payable, totaling $12,043,000 in default. The amount in default is an aggregate 28 promissory notes issued by ALR Nevada to related parties and arm’s length parties, all prior to 2010 and have been in default since prior to 2010. These amounts remain in default as of the date of this report.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, the management, including our CEO and CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, including our CEO and CFO, as of December 31, 2024, our internal control over financial reporting was not effective based on those criteria.

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

The Board has determined that Mr. Sidney Chan, Mr. Kenneth Robulak and Dr. Alfonso Salas qualify as audit committee financial experts, as defined by the SEC rules, and have the requisite financial experience, as defined by Nasdaq corporate governance rules. Mr. Robulak and Dr. Salas are “independent”, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a corporate code of ethics that applies to all of our directors, officers, and employees. We believe that our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely, and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. Our code of ethics is included as an exhibit to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(1)       Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were:

2024	$ 47,000	Dale Matheson Carr-Hilton LaBonte LLP
2023	$ 42,000	Dale Matheson Carr-Hilton LaBonte LLP

(2)       Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported in the preceding paragraph:

2024	$ 30,000	Dale Matheson Carr-Hilton LaBonte LLP
2023	$ 17,000	Dale Matheson Carr-Hilton LaBonte LLP

(3)       Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were:

2024	$ 7,000	Dale Matheson Carr-Hilton LaBonte LLP
2023	$ 11,000	Dale Matheson Carr-Hilton LaBonte LLP

(4)       All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by our principal accountant, other than the services reported in paragraphs (1), (2) and (3) were:

2024	$ 0	Dale Matheson Carr-Hilton LaBonte LLP
2023	$ 0	Dale Matheson Carr-Hilton LaBonte LLP

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have included in our corporate code of ethics described in Item 16B above certain insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16K.	CYBERSECURITY RISK MANAGEMENT, STRATEGY, GOVERNANCE, AND INCIDENT DISCLOSURE

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital	20-F	4/30/24	4.2
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement, as amended, with Christine Kan				X
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and Kan Wen Chen Pte. Ltd.				X
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: April 30, 2025	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	April 30, 2025
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	April 30, 2025
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	April 30, 2025
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	April 30 2025
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	April 30, 2025
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	April 30, 2025
Mr. Ronald Cheng

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALR TECHNOLOGIES SG LTD.

Consolidated Financial Statements

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ALR Technologies SG Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ALR Technologies SG Ltd. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

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

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2013 Vancouver, Canada

April 30, 2024

ALR TECHNOLOGIES SG LTD.

Consolidated Balance Sheets

($ United States)

December 31, 2024 and 2023

	2024	2023

Assets
Current assets:
Cash	$40,657	$59,082
Accounts receivable	—	41,100
Inventory	10,863	11,000
Prepaid expenses	27,952	44,016
Total assets	$79,472	$155,198

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,978,973	$1,501,322
Promissory notes payable to related parties	4,179,458	3,091,966
Promissory notes payable	2,163,368	2,163,368
Interest payable to related parties	2,176,265	1,848,079
Interest payable	3,525,414	3,322,070
Lines of credit from related parties	19,857,871	17,956,033
Loan payable to related parties	2,421,842	2,188,515
Total liabilities	36,303,191	32,071,353

Shareholders’ Deficit
Ordinary shares	31,285,637	30,912,769
Additional paid-in capital	68,477,402	57,280,320
Accumulated other comprehensive loss – cumulative translation differences	(844)	(844)
Accumulated deficit	(135,985,914)	(120,108,400)
Total shareholders’ deficit	(36,223,719)	(31,916,155)
Total liabilities and shareholders’ deficit	$79,472	$155,198

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Operations and Comprehensive Loss

($ United States)

Years Ended December Consolidated Statements of Operations and Comprehensive Loss31, 2024, 2023 and 2022

	2024	2023	2022

Revenue	$—	$25,536	$2,367
Cost of revenue	—	(22,096)	(1,176)
Gross Margin	—	3,440	1,191

Operating Expenses
Product development costs	883,866	1,404,308	482,141
Professional fees	512,555	814,677	920,208
Selling, general and administrative	2,015,563	2,598,426	2,867,250
Total operating expenses	3,411,984	4,817,411	4,269,599

Loss before other items	(3,411,984)	(4,813,971)	(4,268,408)

Other Items
Interest expense	(12,424,430)	(2,521,543)	(6,350,401)
Write-off of accounts receivable	(41,100)	—	—
Loss on settlement of debt	—	(139,000)	—
Total other items	(12,465,530)	(2,660,543)	(6,350,401)

Net Loss	(15,877,514)	(7,474,514)	(10,618,809)
Other Comprehensive Income (Loss)
Exchange difference on translating foreign operations	—	(6,991)	17,556

Comprehensive loss for the year	$(15,877,514)	$(7,481,505)	$(10,601,253)

Weighted average number of ordinary shares outstanding, basic and diluted	598,924,378	581,016,295	548,078,686

Loss per share, basic and diluted	$(0.03)	$(0.01)	$(0.02)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2021 to December 31, 2024

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2021	542,716,344	$27,670,800	$50,043,543	$(11,409)	$(102,015,077)	$(24,312,143)
Issuance of ordinary shares for settlement of debt and bonuses	9,250,000	370,000	—	—	—	370,000
Issuance of ordinary shares for cash	500	25	—	—	—	25
Imputed interest	—	—	104,494	—	—	104,494
Discount on loan payable	—	—	113,912	—	—	113,912
Stock options granted as compensation	—	—	5,770,180	—	—	5,770,180
Exchange difference on translating foreign operations	—	—	—	17,556	—	17,556
Net loss for the year	—	—	—	—	(10,618,809)	(10,618,809)

Balance, December 31, 2022	551,966,844	$28,040,825	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2021 to December 31, 2024

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2022	551,966,844	$28,040,825	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)
Issuance of ordinary shares for settlement of debt and prepaid expenses	7,500,000	375,000	—	—	—	375,000
Issuance of ordinary shares for cash	20,000,000	744,655	—	—	—	744,655
Exercise of warrants	12,000,000	24,000	—	—	—	24,000
Reclassification of additional paid-in capital on exercise of warrants	—	1,463,321	(1,463,321)	—	—	—
Exercise of stock options	5,000,000	75,000	—	—	—	75,000
Reclassification of additional paid-in capital on exercise of stock options	—	189,968	(189,968)	—	—	—
Issuance of ordinary shares for nonrecourse notes receivable	36,000,000	—	—	—	—	—
Imputed interest	—	—	34,431	—	—	34,431
Stock options granted as compensation	—	—	2,867,049	—	—	2,867,049
Exchange difference on translating foreign operations	—	—	—	(6,991)	—	(6,991)
Net loss for the year	—	—	—	—	(7,474,514)	(7,474,514)

Balance, December 31, 2023	632,466,844	$30,912,769	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2021 to December 31, 2024

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2023	632,466,844	$30,912,769	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)
Exercise of warrants	3,000,000	6,000	—	—	—	6,000
Reclassification of additional paid-in capital on exercise of warrants	—	366,868	(366,868)	—	—	—
Imputed interest	—	—	32,510	—	—	32,510
Stock options granted and warrants issued as compensation	—	—	11,531,440	—	—	11,531,440
Net loss for the year	—	—	—	—	(15,877,514)	(15,877,514)

Balance, December 31, 2024	635,466,844	$31,285,637	$68,477,402	$(844)	$(135,985,914)	$(36,223,719)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Cash Flows

($ United States)

Years Ended December 31, 2024, 2023 and 2022

	2024	2023	2022

OPERATING ACTIVITIES
Net loss	$(15,877,514)	$(7,474,514)	$(10,618,809)
Share-based compensation included in product development costs, selling, general and administrative expense, professional fees and interest expense	11,531,440	2,867,049	5,770,180
Interest expense on lines of credit	1,731,665	1,644,027	1,596,667
Payment of lines of credit interest	(257,666)	(310,603)	(496,081)
Accrued interest, borrowing costs and interest accretion on loans payable	307,785	309,706	96,149
Non-cash imputed interest expenses	32,510	34,431	104,494
Write-off of accounts receivable	41,100	—	—
Unrealized foreign exchange	(74,458)	35,827	—
Loss on settlement of debt	—	139,000	—
Bonuses settled by issuance of shares	—	—	245,000
Changes in operating assets and liabilities:
Increase in accounts receivable	—	(41,100)	—
Decrease (increase) in inventory	137	(11,000)	—
Decrease (increase) in prepaid expenses	16,064	201,645	(151,366)
Increase in accounts payable and accrued liabilities	477,651	452,450	337,326
Increase in interest payable to related parties	328,186	314,073	324,586
Increase in interest payable	203,344	217,345	218,248

Net cash used in operating activities	(1,539,756)	(1,621,664)	(2,573,606)

FINANCING ACTIVITIES
Proceeds from promissory notes	1,087,492	—	649,708
Proceeds from lines of credit	427,839	794,454	727,986
Proceeds from exercise of warrants	6,000	—	—
Proceeds from sales of ordinary shares	—	744,655	25
Proceeds from loan payable	—	—	1,779,250
Repayment of promissory notes	—	—	(649,708)

Net cash provided by financing activities	1,521,331	1,539,109	2,507,261

Effect of foreign exchange on cash	—	(6,991)	99,051

Change in cash	(18,425)	(89,546)	32,706
Cash, beginning of year	59,082	148,628	115,922

Cash, end of year	$40,657	$59,082	$148,628

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

1.	Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of the Redomicile Merger (as defined herein), the Company became the parent of ALR Nevada. ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987.

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

These consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the years ended December 31, 2024, 2023 and 2022 of $15,877,514, $7,474,514 and $10,618,809, respectively. As of December 31, 2024, the Company is unable to self-finance its operations, has negative working capital of $36,223,719, accumulated deficit of $135,985,914, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit, promissory notes payable, and current loans payable totaling $36,303,191 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

1.        Basis of presentation, nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $15,300,000. As of December 31, 2024, the total principal balance outstanding was $14,638,684. The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

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

The Company’s activities will necessitate significant uses of working capital beyond 2025. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

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

For the Years Ended December 31, 2024, 2023 and 2022

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

The accounting for all share-based compensation transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. The Company accounts for the purchase of ordinary shares through a nonrecourse note, as effectively the same as granting an option to purchase ordinary shares. When a nonrecourse note is used to fund the exercise of a stock option, the stock option is not considered “exercised” for accounting purposes until the nonrecourse note is repaid. A nonrecourse note is not recorded on the Consolidated Balance Sheets. The fair value of the stock option is recognized in the Company’s consolidated financial statements over the requisite service period through a charge to share-based compensation and a corresponding credit to additional paid-in capital. If no future service is required to be provided, for example, if the note can be repaid at any time, the Company recognizes the fair value of the award as share-based compensation on the grant date, rather than over the term of the note.

d)	Revenue recognition

The Company’s revenues in 2023 were from the sale of GluCurve Pet CGM units sold to its distributors. On November 23, 2022, the Company entered into a co-branded distribution agreement with Covetrus Inc. (the “Distributor”) whereby the Distributor was granted an exclusive right to sell the co-branded GluCurve Pet CGM in certain territories. The Distributor is billed and revenue is recognized when the products are delivered and ownership has transferred from the Company to the Distributor.

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

2.        Significant accounting policies (continued)

d)       Revenue recognition (continued)

The Company’s revenues in 2022 were from subscription fees for its Diabetes Solution. Customers are billed in advance of the start of their subscription and revenue is recognized ratably over each monthly subscription period. The Company is the principal in all its relationships where partners provide monitoring services as well as testing supplies, as the Company retains control over service delivery to its customers. Payments made to the partners, such as for marketing, where the price that the customer pays is established by the partners and is part of the subscription, are recognized as cost of revenue.

e)	Inventory

Inventory consists primarily of packaging and components for the GluCurve Pet CGM. Inventory is valued at the lower of cost or net realizable value. The Company determines cost on the basis of the average cost.

f)	Foreign currency translation

The presentation currency of the Company is the U.S. dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. Commencing January 1, 2023, the functional currency of the Company changed from the Singapore dollar (“SGD”) to the U.S. dollar as a result of completing the Redomicile Merger, as the Company anticipates revenues and financings to be in U.S. dollars rather than SGD. The functional currency for ALR Nevada is the U.S. dollar and for ALR Canada is the Canadian dollar (“CAD”).

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

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

2.        Significant accounting policies (continued)

f)       Foreign currency translation (continued)

Parent and subsidiary companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

•	Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and

•	Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on the translation of foreign operations are transferred directly to the Company’s exchange difference on translating foreign operations in the Consolidated Statements of Operations and Comprehensive Loss, and are reported as a separate component of shareholders’ deficit included in “Accumulated Other Comprehensive Income (Loss)”. These differences are recognized in profit or loss in the Consolidated Statement of Operations and Comprehensive Loss in the year in which they are disposed.

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

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting (“FASB”) Standards Codification 740 Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2024, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

2.        Significant accounting policies (continued)

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

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the net loss by the sum of the weighted average number of ordinary shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per ordinary share when the effect would be anti-dilutive. Prior to repayment of nonrecourse note, the outstanding shares received in exchange for the nonrecourse note are excluded from the denominator of loss per share. For the year ended December 31, 2024, the Company excluded 36,000,000 ordinary shares (2023 - 36,000,000; 2022 -- Nil) issued in connection with nonrecourse notes receivable from the calculation of weighted average number of shares outstanding.

The Company excluded the following issued securities from the calculation of fully diluted shares outstanding, as the results would have been anti-dilutive:

	As of December 31,
	2024	2023	2022
Options	419,970,000	411,970,000	321,700,000
Warrants	5,700,501,500	5,188,501,500	5,200,501,500
Total	6,120,471,500	5,600,471,500	5,522,201,500

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

2.        Significant accounting policies (continued)

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

The Company’s financial instruments include cash, accounts receivable, accounts payable, promissory notes payable, interest payable, lines of credit and loan payable. The fair values of these financial instruments approximate their carrying values due to the relatively short periods to maturity, other than loan payable, which has been recognized using the effective interest rate method. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 — observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 — includes other inputs that are directly or indirectly observable in the marketplace.
•	Level 3 — unobservable inputs that are supported by little or no market activity.

Cash is measured at Level 1 inputs.

l)	Recently adopted and issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and may impact its consolidated financial statements.

Issued but not effective

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03 Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its Consolidated Balance Sheets or Consolidated Statements of Operations and Comprehensive Loss.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

3.	Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	December 31, 2024	December 31, 2023
Accounts payable	$1,678,839	$1,183,037
Accrued liabilities	300,134	318,285
	$1,978,973	$1,501,322

During the year ended December 31, 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120, included in accounts payable as at December 31, 2024 and 2023. The balance of proceeds received of $26,880 was recorded as revenues.

The Company is working with its supplier on a warranty claim for those CGM hardware units that did not meet specifications. To date, the Company has recovered $35,100 from the supplier (received in September 2023).

4.	Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2022 and December 31, 2023	$3,091,966
Advances received	1,087,492
Balance, December 31, 2024	$4,179,458

During the year ended December 31, 2024, the Company received advances totaling $1,087,492 from Kan Wan Chen Pte. Ltd. (“KWC”). The advances do not have fixed amounts of interest and do not have a due date. A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

a)        Promissory notes payable to related parties (continued)

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	December 31, 2024	December 31, 2023
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Advances received from KWC with no fixed amounts of interest and no due date	1,087,492	—

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$4,179,458	$3,091,966

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

b)	Promissory notes payable

A summary of activities of promissory notes payable is as follows:

Promissory Notes Payable	Carrying Value
Balance, December 31, 2022, December 31, 2023 and December 31, 2024	$2,163,368

A summary of the promissory notes payable is as follows:

Promissory Notes Payable	December 31, 2024	December 31, 2023
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

c)	Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2022	$4,662,731
Interest incurred on promissory notes payable	531,418
Interest payable retired through issuance of shares	(24,000)
Balance, December 31, 2023	5,170,149
Interest incurred on promissory notes payable	531,530
Balance, December 31, 2024	$5,701,679

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000 (note 6(b)(ii)).

Interest payable is due as follows:

Interest Payable	December 31, 2024	December 31, 2023
Interest payable to related parties	$2,176,265	$1,848,079
Interest payable	3,525,414	3,322,070
	$5,701,679	$5,170,149

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

d)	Loan payable

Initial Agreement

On September 6, 2022, ALR Singapore entered into a loan agreement (the “Loan Agreement”) with KWC whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan was to mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional 20% loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

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

The effective interest rate of the loan with the 20% loan bonus was calculated as 13%. The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the loan agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944, totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

•	The maturity date was deferred to September 30, 2024;
•	No repayments was required by the Company until maturity;
•	Interest was to accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity;
•	Upon maturity and repayment of the principal and accrued interest, the Company was to pay KWC a commercialization success fee equal to SGD$500,000;
•	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
•	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

•	The maturity date was deferred to December 31, 2024 (note 14(b)); and
•	Interest was to accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2022	$1,842,982
Accreted interest on loan	48,020
Borrowing cost (recorded in interest expense)	150,010
Accrued interest (recorded in interest expense)	111,676
Foreign exchange adjustment	35,827
Balance, December 31, 2023	2,188,515
Accreted interest on loan	47,414
Borrowing cost (recorded in interest expense)	148,118
Accrued interest (recorded in interest expense)	112,253
Foreign exchange adjustment	(74,458)
Balance, December 31, 2024	$2,421,842

At December 31, 2024 and December 31, 2023, the loan payable balance is classified as current liabilities.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

e)	Interest expense

During the year ended December 31, 2024, the Company incurred interest expense of $12,424,430 (2023 - $2,521,543; 2022 - $6,350,401) as follows:

Year Ended December 31,	2024	2023	2022
Interest expense incurred related to the:
• modification of warrants held by the CEO and the VP of the Company that were issued in connection with financing provided to the Company (notes 7 and 8)	$7,557,688	$—	$—
• issuance of warrants as consideration for receiving an increase to the borrowing limit on the line of credit between the Company and the VP of the Company (notes 5, 7 and 8);	2,263,252	—	4,004,906
• lines of credit payable (note 5)	1,731,665	1,644,027	1,596,667
• promissory notes (notes 4(a), 4(b) and 4(c));	531,530	531,418	542,834
• borrowing costs, accrued interest and accreted interest on loan payable to KWC (notes 4(d) and 8);	307,785	309,706	96,149
• calculation of imputed interest on promissory notes payable, which had no stated interest rate; and	32,510	34,431	104,494
• other items	—	1,961	5,351
Total interest expense	$12,424,430	$2,521,543	$6,350,401

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

5.	Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2022	$15,828,155
Advances received on lines of credit	794,454
Interest incurred on lines of credit	1,644,027
Repayment of interest on lines of credit	(310,603)
Balance, December 31, 2023	17,956,033
Advances received on lines of credit	427,839
Interest incurred on lines of credit	1,731,665
Repayment of interest on lines of credit	(257,666)
Balance, December 31, 2024	$19,857,871

As of December 31, 2024, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 4,492,099	$ 14,792,099	General Security over Assets	General Corporate Requirements
VP	1% per Month	5,000,000	Due on Demand	4,338,684	727,088	5,065,772	General Security over Assets	General Corporate Requirements
Total		$ 15,300,000		$ 14,638,684	$ 5,219,187	$ 19,857,871

As of December 31, 2023, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 3,298,537	$ 13,598,537	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,910,845	446,651	4,357,496	General Security over Assets	General Corporate Requirements
Total		$ 14,300,000		$ 14,210,845	$ 3,745,188	$ 17,956,033

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

6.	Share capital

a)	Authorized share capital

i.	Ordinary shares

Unlimited ordinary shares without par value.

ii.	Preferred stock

Unlimited preferred shares without par value.

b)	Issued share capital

During the year ended December 31, 2024:

i.	On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share for an aggregate $6,000.

During the year ended December 31, 2023:

ii.	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,463,321 from additional paid-in capital to share capital.

iii.	On March 9, 2023, the Company issued 5,000,000 ordinary shares at a fair value of $0.05 per share with a value of $250,000 in exchange for the retirement of $111,000 of accounts payable. The Company recognized loss on debt settlement of $139,000.

iv.	On April 19, 2023, the Company issued 2,500,000 ordinary shares at a fair value of $0.05 per share with a value of $125,000 in exchange for the retirement of $72,000 in accounts payable and the prepayment of service fees of $53,000.

v.	On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable, for an aggregate $75,000. As a result of the stock option exercises, the Company reclassified $189,968 from additional paid-in capital to share capital on exercise of stock options.

vi.	On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

6.        Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2023: (continued)

vii.	On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company issued a cashless loan (the “KP Loans”) to KP in order to exercise an aggregate 36,000,000 stock options to bring the aggregate holdings of the KP to 50,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

a.	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;

On December 31, 2024, the Company made the following amendments to the KP Loan agreements conditions outlined in (note 6(b)(vii)(a)):

Each KP shall make repayments of $15,000 per month commencing the earlier:

1)	The last day of the month where GluCurve reaches monthly sales of 30,000 units; or
2)	September 30, 2025.

b.	The repayments will be in the form of an offset against monthly compensation paid to KP;
c.	In addition to the monthly installments, the KP Loans may be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
d.	The loan will not bear interest;
e.	The loan will be secured by the underlying shares of the Company issued to KP;
f.	Each repayment by KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
g.	Should the consulting agreement between the Company and KP terminate for any reason, the loan amount remaining will be due within five business days, except should KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

6.        Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2022:

viii.	On January 18, 2022, the Company issued a prospectus whereby it distributed 101,025,592 subscription rights to its shareholders to purchase ordinary shares of the Company at a price of $0.05 per share. The rights were set to expire on February 18, 2022, and subsequently extended to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. On March 21, 2022, the Company recognized share subscriptions receivable of $25 pursuant to its registration statement and issued a total of 500 ordinary shares for gross proceeds of $25. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

ix.	The Company issued four parties an aggregate 9,250,000 ordinary shares at a fair value of $0.04 per share for a total of $370,000 in exchange for the retirement of $125,000 of accounts payable and $245,000 for bonuses issued. Included in the 9,250,000 ordinary shares were 1,000,000 ordinary shares for the settlement of $40,000 for a bonus issued to a related party (note 8).

7.	Additional paid-in capital

a)	Stock options

A summary of stock option activity is as follows:

	December 31, 2024		December 31, 2023			December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	411,970,000	0.045	321,700,000	0.043	5,497,001,500	$0.006
Granted	10,000,000	0.012	120,270,000	0.050	115,500,000	$0.050
Options exchanged for warrants upon Redomicile Merger (note 1)	—	—	—	—	(5,200,501,500)	$(0.004)
Exercised	—	—	(5,000,000)	(0.015)	—	$—
Cancelled	(2,000,000)	(0.045)	(25,000,000)	(0.050)	(90,300,000)	$(0.040)
Outstanding, end of year	419,970,000	0.044	411,970,000	0.045	321,700,000	$0.043

Exercisable, end of year	217,534,000	0.038	182,200,000	0.037	160,800,000	$0.037

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2024:

i.	On January 17, 2024, the Company:

a.	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting wording. No stock options vested as a result of the modification. There was no change in fair value of the options as a result of the modification.
b.	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the options modified totaled $920,175, of which $534,642 related to stock options that have time-based vesting conditions and $385,533 related to stock options that have performance vesting conditions. During the year ended December 31, 2024, $534,642 related to the stock options with time-based vesting conditions and $Nil related to stock options with performance-based vesting conditions was recognized. The remaining fair value of $385,533 has not been recorded (note 8).

ii.	On December 12, 2024, the Company granted an independent contractor the option to acquire an aggregate 10,000,000 ordinary shares of the Company at a price of $0.012 per share until December 31, 2026 (note 8). The fair value of the options granted totaling $86,869 was fully recorded at grant.

iii.	Effective December 15, 2024, the Company cancelled 2,000,000 stock options exercisable at $0.045 per option related to the resignation of a contractor.

During the year ended December 31, 2024, the Company recorded a total of $1,710,500 in share-based compensation expense; $86,869 related to the grant of options in the current year, $1,623,631 related to the vesting of stock options granted in prior years, including $534,642 from the modification of terms of 78,200,000 options.

During the year ended December 31, 2023:

iv.	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023, to December 31, 2025 resulting in the Company recognizing an additional $214,264 in compensation expense (note 8).

v.	On February 21, 2023, the Company modified 80,000,000 options previously granted to a number of advisors and contractors by extending the vesting period from December 31, 2022 and June 30, 2023 to December 31, 2023.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2023: (continued)

vi.	Effective February 21, 2023, the Company:

a.	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors; and
b.	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024. The fair value of the options granted totaling $138,435 was fully recorded at grant.

vii.	On June 30, 2023, the Company:

a.	granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors (note 8). 3,600,000 options fully vested at grant, the remaining 113,670,000 options will vest according to performance or time-based conditions. As at December 31, 2024, 19,934,000 options have vested to date. The fair value of the options granted totaled $3,627,533, of which $2,699,538 related to stock options that have time-based vesting conditions and $927,995 related to stock options that have performance vesting conditions. During the year ended December 31, 2024, $901,082 (year ended December 31, 2023, $688,205) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $2,038,246 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized; and
b.	modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $562,517, of which $441,234 related to stock options that have time-based vesting conditions and $121,283 related to stock options that have performance vesting conditions. During the year ended December 31, 2024, $Nil (year ended December 31, 2023, $388,219) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $174,298 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized.

viii.	On October 19, 2023, the Company granted incentive compensation to certain KP in connection with the KP Loans (note 6(b)(vii)). In connection with this incentive compensation, the Company:

a.	Modified 32,500,000 options previously granted to KP by modifying the exercise prices to $0.03 per share. The fair value of the option modification totaled $24,290, which the Company recognized during the year ended December 31, 2023; and
b.	Included in the 32,500,000 modified options above were 10,000,000 stock options which were fully vested at October 19, 2023, resulting in the Company recognizing additional compensation expense of $654,385.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2023: (continued)

During the year ended December 31, 2023, the Company recorded a total of $2,867,049 in share-based compensation expense, $826,640 related to the vesting of stock options granted in 2023 and $2,040,409 related to the vesting of stock options granted in prior years, including the $1,281,158 from the modification of vesting terms and exercise price of 161,200,000 options.

During the year ended December 31, 2022:

ix.	On March 18, 2022, the Company modified 70,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from September 30, 2021 and December 31, 2021 to December 31, 2022, and from June 30, 2022 to June 30, 2023.

x.	On March 18, 2022, the Company amended 2,500,000 options previously granted to an individual on October 4, 2021 by vesting 1,000,000 options with performance conditions and cancelling the remaining 1,500,000 options. During the year ended December 31, 2022, $59,639 related to the 1,000,000 options that vested immediately was recorded.

xi.	Effective March 18, 2022, the Company cancelled 20,000,000 stock options exercisable at $0.015, 10,000,000 stock options exercisable at $0.035 and 28,500,000 exercisable at $0.05 related to the termination of certain contractors.

xii.	On April 27, 2022, the Company provided termination notice to a contractor. As a result, the contractor’s 30,000,000 stock options exercisable at $0.05 were cancelled, unvested, effective June 30, 2022.

xiii.	On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The Company cancelled the subscription rights to distribute 101,025,092 ordinary shares at a price of $0.05 pursuant to the prospectus (note 6(b)(viii)). The fair value of the options granted totaling $4,004,906 was fully recorded at grant (note 8).

xiv.	On November 25, 2022, the Company modified 5,300,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from November 25, 2022 to December 31, 2025 resulting in the Company recognizing an additional $58,967 (note 8).

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

Outstanding

The options outstanding at December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024			December 31, 2023			December 31, 2022
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
January 31, 2023	—	$—	—	—	$—	—	20,500,000	$0.015	$0.050
June 13, 2023	—	$—	—	—	$—	—	5,000,000	$0.015	$0.050
March 14, 2024	—	$—	—	6,650,000	$0.035	—	6,650,000	$0.035	$0.030
April 12, 2024	—	$—	—	2,250,000	$0.015	0.005	3,350,000	$0.015	$0.050
April 12, 2024	—	$—	—	200,000	$0.030	—	200,000	$0.030	$0.035
May 6, 2024	—	$—	—	13,000,000	$0.035	—	13,000,000	$0.035	$0.030
May 17, 2024	—	$—	—	2,200,000	$0.035	—	57,000,000	$0.050	$0.015
May 17, 2024	—	$—	—	23,500,000	$0.050	—	19,400,000	$0.035	$0.030
October 3, 2024	—	$—	—	1,000,000	$0.035	—	3,500,000	$0.035	$0.030
October 24, 2024	—	$—	—	2,000,000	$0.035	—	2,000,000	$0.035	$0.030
April 1, 2025	10,000,000	$0.030	—	10,000,000	$0.035	—	10,000,000	$0.035	$0.030
May 31, 2025	2,500,000	$0.030	—	—	$—	—	—	$—	$—
May 31, 2025	10,000,000	$0.035	—	10,000,000	$0.035	—	10,000,000	$0.035	$0.030
May 31, 2025	26,800,000	$0.050	—	37,300,000	$0.050	—	57,300,000	$0.050	$0.015
December 31, 2025	17,000,000	$0.015	—	22,400,000	$0.015	0.005	5,300,000	$0.015	0.050
December 31, 2025	15,000,000	$0.050	—	24,000,000	$0.050	—	56,500,000	$0.050	$0.015
June 30, 2026	11,000,000	$0.050	—	16,000,000	$0.050	—	26,000,000	$0.050	$0.015
September 30, 2026	16,000,000	$0.050	—	16,000,000	$0.050	—	16,000,000	$0.050	$0.015
December 31, 2026	10,000,000	$0.012	—	—	$—	—	—	$—	$—
December 31, 2026	—	$—	—	—	$—	—	10,000,000	$0.050	$0.015
June 30, 2028	12,050,000	$0.015	—	4,500,000	$0.015	0.005	—	$—	$—
June 30, 2028	20,200,000	$0.030	—	—	$—	—	—	$—	$—
June 30, 2028	44,150,000	$0.035	—	19,700,000	$0.035	—	—	$—	$—
June 30, 2028	225,270,000	$0.050	—	201,270,000	$0.050	—	—	$—	$—
Total	419,970,000	$0.044	—	411,970,000	$0.045	—	321,700,000	$0.043	$0.022

Weighted Average Remaining Contractual Life		2.79			3.13			2.21

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

The fair value of the stock options granted, modified and vested was allocated as follows:

Year Ended December 31,	2024	2023	2022
Product development expense	$585,238	$1,060,636	$227,338
Professional expense	245,753	403,880	38,614
Selling, general and administrative expenses	879,509	1,402,533	1,499,322
	$1,710,500	$2,867,049	$1,765,274

The Company uses the fair value method for determining share-based compensation for all options granted and modified during the fiscal periods. The fair value of the options granted and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Year Ended December 31,	2024	2023	2022
Risk-free interest rate	4.13%	4.15%	3.05%
Expected life (years)	4.2	4.9	4.5
Expected dividends	0%	0%	0%
Expected volatility	167%	145%	123%
Forfeiture rate	0%	0%	0%

The weighted average fair value for the options granted and modified during the year ended December 31, 2024 was $0.01 (2023 - $0.03; 2022 - $0.03).

b)	Warrants

A summary of warrant activity is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,188,501,500	0.004	5,200,501,500	0.004	—	$—
Warrants issued	515,000,000	0.010	—	—	—	$—
Options exchanged for warrants (note 1)	—	—	—	—	5,200,501,500	$0.004
Exercised	(3,000,000)	(0.002)	(12,000,000)	(0.002)	—	$—
Outstanding, end of year	5,700,501,500	0.004	5,188,501,500	0.004	5,200,501,500	$0.004

Exercisable, end of year	5,400,501,500	0.004	5,188,501,500	0.004	5,200,501,500	$0.004

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

During the year ended December 31, 2024:

i.	On January 17, 2024, the Company issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued totaling $271,777 was fully recorded at issuance. On December 5, 2024, the Company modified these share purchase warrants by extending the expiry date from December 31, 2024 to December 31, 2026 resulting in the Company recognizing an additional $124,819 in interest expense (note 8).

ii.	On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026 resulting in the Company recognizing an additional $616,373 in compensation expense (note 8).

iii.	On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024 resulting in the Company recognizing an additional $1,700,680 in compensation expense (note 8).

iv.	On December 5, 2024, the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026, which shall become exercisable upon certain performance vesting conditions. The fair value of the warrants issued totaled $2,799,984, which related to warrants with performance-based vesting conditions. As at December 31, 2024, the vesting conditions of the warrants have not been met. The Company has assessed it as unlikely the conditions will be met, therefore no fair value has been recognized

v.	On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company:
a.	issued the VP 200,000,000 share purchase warrants to acquire 200,000,000 shares of the Company at price of $0.01 per share until December 31, 2026. The fair value of the warrants issued totaling $1,866,656 was fully recorded at issuance;
b.	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $84,676 in interest expense;
c.	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $29,325 in interest expense, and
d.	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025 resulting in the Company recognizing an additional $5,126,634 in interest expense.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

During the year ended December 31, 2024: (continued)

During the year ended December 31, 2024, the Company recorded a total of $9,820,940 in share-based compensation expense; $2,138,433 related to the warrants issued in the current year and $7,682,507 from the modification of terms of 5,200,001,500 warrants.

During the year ended December 31, 2023:

vi.	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000.

During the year ended December 31, 2022:

vii.	On November 7, 2022, 5,200,501,500 stock options were exchanged for warrants of the Company upon close of the Redomicile Merger (note 1). There was no impact on the carrying value of the instruments as a result of the Redomicile Merger.

Outstanding

The warrants outstanding at December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024			December 31, 2023			December 31, 2022
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
April 12, 2024	—	$—	—	4,913,001,500	$0.002	0.018	4,925,001,500	$0.002	$0.063
December 11, 2024	—	$—	—	120,000,000	$0.015	0.005	120,000,000	$0.015	$0.050
June 30, 2025	4,910,001,500	$0.002	0.006	—	$—	—	—	$—	$—
December 31, 2026	15,000,000	$0.020	—	—	$—	—	—	$—	$—
December 31, 2026	120,000,000	$0.015	—	—	$—	—	—	$—	$—
December 31, 2026	655,500,000	$0.010	—	—	$—	—	—	$—	$—
December 31, 2026	—	$—	—	155,500,000	$0.050	—	155,500,000	$0.050	$0.015
Total	5,700,501,500	$0.004	0.005	5,188,501,500	$0.004	0.016	5,200,501,500	$0.004	$0.022

Weighted Average Remaining Contractual Life		0.70			0.38			1.38

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

The fair value of the warrants issued and modified was allocated as follows:

Year Ended December 31,	2024	2023	2022
Interest expense	$9,820,940	$—	$4,004,906

The Company uses the fair value method for determining share-based compensation for all warrants issued and modified during the fiscal periods. The fair value of the warrants issued and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Year Ended December 31,	2024	2023	2022
Risk-free interest rate	4.59%	N/A	3.05%
Expected life (years)	0.8	N/A	4.49
Expected dividends	0%	N/A	0%
Expected volatility	249%	N/A	123%
Forfeiture rate	0%	N/A	0%

The weighted average fair value for the warrants issued and modified during the year ended December 31, 2024 was $0.00 (2023 - $Nil; 2022 - $0.03).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

8.	Related party transactions and balances

Year Ended December 31,	2024	2023	2022
Related party transactions included within interest expense:
Interest expense related to the issuance and/or the modification of warrants held by the CEO and the VP of the Company related to financing provided	$9,424,344	$—	$4,004,906
Interest expense on lines of credit payable to the CEO and the VP of the Company	$1,731,665	$1,644,027	$1,596,667
Interest expense related to the issuance and modification of bonus warrants to KWC	$396,596	$—	$—
Interest expense on promissory notes issued to relatives of the CEO of the Company	$328,186	$328,073	$324,586
Interest expenses on loan payable to KWC	$159,667	$159,696	$23,315
Accrued borrowing costs (recorded in interest expense) on loan payable to KWC	$148,117	$150,010	$72,834

Related party transactions included within selling, general and administration expenses:
Stock options vested to members of the Board of Directors and related parties of the Company	$554,598	$310,857	$330,437
Consulting fees to relatives of the CEO of the Company	$340,000	$130,000	$—
Salary and bonus paid to the CEO of the Company	$249,600	$249,600	$274,800
Salary for services to the VP of the Company	$44,900	$44,671	$43,532
Salary for services as Secretary and Chief Legal Counsel of the Company	$8,980	$8,934	$8,706
Consulting fees to the CEO of the Company accrued on the line of credit available to the Company	$—	$—	$124,800
Bonus to a director of the Company settled with issuance of ordinary shares	$—	$—	$40,000
Rent paid KWC	$—	$—	$20,206

Interest on promissory notes payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at December 31, 2024, $471,776 (2023 - $104,502) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

During the year ended December 31, 2024, the Company:

•	granted stock options to related parties of the Company (notes 7(a)(ii));
•	modified stock options previously granted to members of the Board of Directors and related parties of the Company (note 7(a)(i)(b));
•	issued warrants to the VP (note 7(b)(v)(a)) and KWC (notes 7(b)(i) and (7(b)(iv)), and
•	modified warrants previously issued to the CEO and VP of the Company (notes 7(b)(ii), 7(b)(iii), 7(b)(v)(b), 7(b)(v)(c) and 7(b)(v)(d)), and modified warrants previously issued to KWC (note 7(b)(i)).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

8.        Related party transactions and balances (continued)

During the year ended December 31, 2023, the Company modified stock options previously granted to related parties of the Company (note 7(a)(iv)) and granted stock options to related parties of the Company (note 7(a)(vii)(a)).

During the year ended December 31, 2022, the Company modified stock options previously granted to a member of the Board of Directors (note 7(a)(xiv)) and granted stock options to the CEO of the Company (note 7(a)(xiii)).

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable for an aggregate $24,000. Included herein were 7,000,000 ordinary shares issued to two relatives of the CEO for an aggregate $14,000 (note 6(b)(ii)).

On June 3, 2022, the Company issued an aggregate 1,000,000 ordinary shares at a fair value of $0.04 per share for the settlement of $40,000 for a bonus issued and recognized in consulting fees (note 6(b)(ix)) to a director of the Company.

On September 6, 2022, ALR Singapore entered into a loan agreement with KWC, a related party to the Company (note 4(d)). The interest expense (accreted and accrued) and borrowing costs related to the loan payable have been recorded at the exchange amount.

9.	Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,366,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $351,000 related to one of these promissory notes.

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

For the Years Ended December 31, 2024, 2023 and 2022

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

On August 4, 2022, ALR Singapore entered into an Employment Agreement with the Chairman and Chief Executive Officer with an effective date of July 1, 2022. The terms of the Employment Agreement were materially the same as the Services Agreement between the Company and the Chief Executive Officer, except as follows:

•	The incentive compensation, whereby Mr. Chan will earn a 1% commission from the sale of Company products has been amended to be in perpetuity and assignable. Previously, the commission was based on the lifetime of Mr. Chan; and
•	Mr. Chan has relinquished his right to the compensation on the sale of the business or assets of the Company or its affiliates.

In connection with entering into the Employment Agreement with ALR Singapore:

i.	Mr. Chan has been issued a bonus of $150,000 as consideration for the advancements to the GluCurve business unit;
ii.	The Services Agreement between the Company and Mr. Chan has terminated; and
iii.	Mr. Chan will continue to act as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer of the Company.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

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

For the Years Ended December 31, 2024, 2023 and 2022

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

The Company is exposed to interest rate cash flow risk on promissory notes payable of $100,000, which incur a variable interest rate of prime plus 1%; $2,421,842 (SGD $2,500,000), which incur a variable interest rate of Singapore prime plus 1%. A hypothetical change of 1% on interest rates would increase or decrease net loss by $25,000.

2)	Price risk

To the extent that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to price risk.

The Company’s promissory notes payable consist of $100,000 of variable interest rate notes and $6,242,826 of fixed interest rate notes. All of these notes are past due and are currently due on demand while interest continues to accrue. The Company also has loans to related parties of $2,421,842 with variable interest rate based on Singapore prime plus 1%. Due to the delinquency of the fixed interest rate promissory notes payable, there is no active market for these instruments and fluctuations in market interest rates do not have a significant impact on their estimated fair values as of December 31, 2024.

At December 31, 2024, the effect on net loss and comprehensive loss of a hypothetical change of 1% in market interest rate cannot be reasonably determined.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

10.        Financial instruments (continued)

c) Market risk (continued)

ii.	Foreign currency risk

The Company incurs certain accounts payable and expenses in Canadian and Singapore dollars and is exposed to fluctuations in changes in exchange rates between the U.S. and Canadian dollars, as well as U.S. and Singapore dollars. As at December 31, 2024, financial assets and liabilities include cash of CAD $1,372 and SGD $2,274, accounts payable of CAD $120,905 and SGD $74,999, promissory notes payable to related parties principal of SGD $1,482,000, and loans to related parties principal of SGD $2,500,000 and interest payable of SGD $300,000. The Company has not entered into any foreign currency contracts to mitigate risk. The Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in the Canadian dollars by 3% and Singapore dollars by 2% would increase or decrease net loss by approximately $315,000 in these consolidated financial statements.

11.	Income taxes

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 21% (2023 and 2022 - 21%) to income (loss) before income taxes. The difference results from the following items:

	December 31, 2024	December 31, 2023	December 31, 2022
Computed expected benefit of income taxes	$(3,334,278)	$(1,569,648)	$(2,229,950)
Share-based compensation and permanent differences	2,396,981	693,895	1,220,577
Non-deductible interest expense	388,416	411,695	364,680
Expiry of tax credits	262,664	582,939	525,830
True up of prior year balances	(56,333)	671,947	(30,092)
Increase (decrease) in valuation allowance	342,550	(790,828)	148,955
Income tax provision	$—	$—	$—

The components of the net deferred income tax asset, the statutory tax rate and the amount of the valuation allowance are as follows:

Year Ended December 31,	2024	2023	2022
Net operating loss carried forward	$33,989,504	$32,358,315	$36,124,160
Tax rate	21%	21%	21%
Deferred income tax assets	7,137,796	6,795,246	7,586,074
Valuation allowance	(7,137,796)	(6,795,246)	(7,586,074)
Net deferred income tax asset	$—	$—	$—

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

11.        Income taxes (continued)

The operating losses amounting to $30,934,000 for utilization in the United States, $3,050,000 for utilization in Singapore, $5,000 for utilization in Canada, the respective jurisdictions where the losses were incurred, will expire between 2025 and 2044 if they are not used. Notwithstanding, those operating losses for utilization in the United States, which occurred from 2018 onwards, will never expire and represent the portion of the operating loss eligible for utilization in future years. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry-forwards:

Expiry Date	United States $	Singapore $	Canada $	Total $
2025	1,304,000	—	—	1,304,000
2026	1,532,000	—	—	1,532,000
2027	1,480,000	—	—	1,480,000
2028	1,600,000	—	—	1,600,000
2029	1,723,000	—	—	1,723,000
2030	823,000	—	—	823,000
2031	1,747,000	—	—	1,747,000
2032	1,638,000	—	—	1,638,000
2033	1,403,000	—	—	1,403,000
2034	2,595,000	—	—	2,595,000
2035	1,619,000	—	—	1,619,000
2036	1,171,000	—	—	1,171,000
2037	928,000	—	—	928,000
2041	—	171,000	—	171,000
2042	—	529,000	3,000	532,000
2043	—	1,263,000	—	1,263,000
2044	—	1,087,000	2,000	1,089,000
Indefinite	11,371,000	—	—	11,371,000
	30,934,000	3,050,000	5,000	33,989,000

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

12.	Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	December 31, 2024	December 31, 2023
Current and Total Assets
Other	$8,765	$41,378
Singapore	12,532	68,232
United States	58,175	45,588
	$79,472	$155,198

Year Ended December 31,	2024	2023	2022
Revenue
Other	$—	$—	$—
Singapore	—	25,536	2,367
United States	—	—	—
	$—	$25,536	$2,367

Net Loss
Other	$(2,583)	$(331)	$(2,585)
Singapore	(12,394,891)	(4,006,880)	(1,693,916)
United States	(3,480,040)	(3,467,303)	(8,922,308)
	$(15,877,514)	$(7,474,514)	$(10,618,809)

13.	Supplemental information with respect to cash flows

Year Ended December 31,	2024	2023	2022
Reclassification of additional paid-in capital on exercise of stock options and warrants	$366,868	$1,653,289	$—
Ordinary shares issued to retire accounts payable (notes 6(b)(iii), 6(b)(iv) and 6(b)(ix))	$—	$294,000	$125,000
Options exercised for settlement of debt (note 6(b)(v))	$—	$75,000	$—
Ordinary shares issued to retire interest payable and promissory notes payable	$—	$24,000	$—
Additional paid-in capital on KWC loan payable (note 4(d))	$—	$—	$113,912

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

($ United States)

14.	Subsequent events

a)	The Company issued 10,000,000 ordinary shares pursuant to the exercise, by a related party, of the option to acquire 10,000,000 shares of the Company at a price of $0.012 per share. The consideration for the exercise price of $120,000 was settled through the extinguishment of $90,000 of accounts payable related to consulting services and $30,000 for prepayment of consulting services.

b)	The maturity date of the KWC Loan Agreement was extended to December 31, 2025 and the interest rate was modified from Singapore prime plus 1% to Singapore Overnight Borrowing Rate plus 1%.