Form 20-F/A
period 2024-12-31
ALR Technologies SG Ltd.
filed 2025-05-02
CIK 1930419

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

ALR Technologies SG Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2024 as filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2025 (the “Original Filing”), to correct the date of the Report of the Independent Registered Public Accounting Firm included in the Company’s Financial Statements in the Original Filing.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or May 1, 2025. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements in the Original Filing. This Amendment No. 1 does not reflect any event that has occurred after the date of the Original Filing. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital	20-F	4/30/24	4.2
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement, as amended, with Christine Kan	20-F	5/1/24	10.2
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and Kan Wen Chen Pte. Ltd.	20-F	5/1/25	10.6
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: May 2, 2025	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	May 2, 2025
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	May 2, 2025
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	May 2, 2025
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	May 2, 2025
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	May 2, 2025
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	May 2, 2025
Mr. Ronald Cheng

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALR TECHNOLOGIES SG LTD.

Consolidated Financial Statements

December 31, 2024 and 2023

DMCL
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
dmcl.ca

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ALR Technologies SG Ltd. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficit, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

DALE MATHESON CARR-HILTON LABONTE LLP

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
April 30, 2025

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