Form 20-F
period 2025-12-31
ALR Technologies SG Ltd.
filed 2026-04-30
CIK 1930419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 645,466,844 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Such forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including but not limited to, those identified under “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

·	our operation as a development-stage company with limited commercial history and a history of operating losses;
·	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;
·	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;
·	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
·	uncertainty surrounding whether any of our product candidates will receive regulatory approval, where required, before they can be commercialized;
·	where any of our product candidates obtain regulatory approval, those product candidates being subject to expensive, ongoing obligations and continued regulatory overview;
·	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
·	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;
·	the inability of our products to gain market acceptance;
·	our reliance on our current strategic relationships and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;
·	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
·	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;
·	our ability to comply with the requirements under our loan facilities, including repayment of amounts currently outstanding and overdue, and amounts outstanding when due;
·	the chance that certain intangible assets related to our product candidates will be impaired; and
·	other risk factors discussed under “Risk Factors.”

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

Risks Related to Our Business and Operations

Although our consolidated financial statements (or “financial statements”) have been prepared on a going concern basis, our management believe that our recurring losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2025.

Our audited financial statements for the fiscal year ended December 31, 2025 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business, thus our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, anticipated future losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such funding, raises substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next 12 months and to be able to discharge our liabilities and commitments in the normal course of business, we must complete the development and deployment of our products, and sell our products directly to end-users, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through introduction of our product into new markets, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the health & wellness and medical industries, educating animal health and human health medical professionals and patients as to the benefits of our diabetes management services, and reducing expenses. If we are unable to increase sales, reduce expenses or raise sufficient additional capital we may be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could be forced to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our ordinary shares.

We have experienced net losses for each of the past three years, and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of $158,043,706, $135,985,914 and $120,108,400 at December 31, 2025, 2024 and 2023, respectively. We recorded net losses of 22,057,792, $15,877,514 and $7,474,514 for the years ended December 31, 2025, 2024 and 2023, respectively. In order to achieve profitability, we must control our costs and increase net revenue through new sales. Failure to increase our net revenue and decrease our costs could cause our share price to decline and could have material adverse effect on our business, financial condition, and results of operations.

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

To remain competitive, we must continue to make significant investments in the development of our products, in obtaining regulatory clearances to introduce our product into new markets, in the expansion of our sales and marketing activities, and in the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our shareholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our ordinary shares. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

·	our results of operations;
·	general economic conditions and conditions in the medical, human health and animal health management industries;
·	the perception of our business in the capital markets;
·	our ratio of debt to equity;
·	our financial condition;
·	our business prospects; and
·	interest rates.

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

We currently, or expect to, rely on information systems (“IS”) in our business to obtain, process, analyze, and manage data to, among other things:

·	provide service for the Diabetes Solution and GluCurve product lines;
·	facilitate the purchase and distribution of inventory items through numerous distributors;
·	receive, process, and ship orders on a timely basis;
·	accurately bill and collect from thousands of customers;
·	process payments to suppliers; and
·	provide technical support to our customers.

Our business and operations depend on IS and networks, software, cloud-based services, connected devices and interfaces, and third-party service providers. We operate in an environment of increasing cybersecurity risk and are subject to threats that could disrupt our business and adversely affect our results of operations. Cybersecurity incidents, including unauthorized access, malware, ransomware, denial-of-service attacks, social engineering, and other security breaches or failures, could impair the confidentiality, integrity, or availability of our systems and data, interrupt service availability, degrade the performance of our products, delay product development or regulatory activities, and increase costs.

In addition, cybersecurity incidents or vulnerabilities could affect the safety, performance, and reliability of our products and services. For example, a compromise of our applications, algorithms, cloud-based services, interfaces with glucose monitoring devices, or connectivity could result in inaccurate or incomplete data capture, improper display or transmission of information, or interruptions in service availability. Such events could also adversely affect the performance of our predictive analytics or insulin dosing adjustment program. If a cybersecurity incident, system failure, or perceived vulnerability leads to adverse clinical outcomes, product complaints, interruptions in care, recalls, corrections or removals, field actions, warnings, or other remedial measures, we could be subject to heightened regulatory scrutiny, enforcement actions, product liability or other litigation, and significant remediation and compliance costs.

We also collect, process, and store sensitive information, including personal information and protected health information. A cybersecurity incident or other security failure could result in unauthorized access to, or disclosure or misuse of, such information and could subject us to investigations, enforcement actions, contractual claims, private litigation (including class actions), and significant fines, penalties, and notification and mitigation obligations, including under HIPAA and other privacy and data security requirements applicable to our business.

Further, our operations rely on third parties, including cloud and software providers, hosting and data storage providers, providers of connectivity and integration services, and manufacturers and suppliers of third-party glucose monitoring devices from which we collect data. Cybersecurity incidents affecting these third parties, or vulnerabilities in third-party systems, could adversely affect us, and we may have limited ability to prevent, detect, or remediate such events. In addition, our products depend on the availability, quality, and integrity of data received from third-party devices and sources, and malicious activity or other disruptions affecting those sources could adversely affect our products’ performance and user trust. While we maintain cybersecurity and business continuity measures, our controls may not be sufficient to prevent all incidents, and we may be unable to anticipate or respond effectively to all threats. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

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

Our business increasingly relies on artificial intelligence, including machine learning, generative AI, and other automated decision-making technologies (collectively, "AI"), and we may incorporate AI capabilities into our internal operations, customer-facing products and services, and interactions with third-party vendors. The use of AI presents significant risks and challenges that could adversely affect our business, reputation, financial condition, results of operations, cash flows, and prospects.

AI technologies are evolving rapidly, may produce unexpected outcomes, and may not perform as intended. AI systems may generate inaccurate, incomplete, misleading, discriminatory, or otherwise harmful output; may be susceptible to "hallucinations" or erroneous inferences; and may reflect bias in training data or design. If we, our employees, or our third-party vendors deploy or rely on AI systems that produce poor-quality or inappropriate output, we could experience operational disruptions, product or service failures, increased costs, loss of customers, reduced demand, harm to our brand, and litigation or regulatory scrutiny.

Our use of AI may increase our exposure to cybersecurity and data privacy risks. AI models and related infrastructure may be targeted for exploitation, including through prompt injection, model inversion, data poisoning, adversarial inputs, unauthorized access to training data or model parameters, and other attacks that may be difficult to detect and mitigate. If confidential business information, proprietary algorithms, customer data, or personal information are improperly used, disclosed, compromised, or accessed in connection with AI development, training, testing, deployment, or vendor relationships, we could incur significant remediation costs, become subject to regulatory investigations, enforcement actions, private litigation, contractual liabilities, and reputational harm.

We may face increased regulatory, compliance, and governance burdens and uncertainty related to AI. Laws, regulations, and regulatory guidance governing the development, use, and disclosure of AI are evolving and may be inconsistent across jurisdictions. These regimes may impose obligations relating to transparency, testing, validation, risk management, recordkeeping, auditability, human oversight, explainability, and the use of personal information and copyrighted or other protected content. Any failure, or perceived failure, to comply with applicable requirements, to implement appropriate controls, or to maintain adequate documentation and oversight could result in fines, penalties, injunctions, restrictions on our ability to use AI, increased compliance costs, and damage to our reputation.

AI may also increase intellectual property and other legal risks. We may be unable to adequately protect AI-related innovations as proprietary, and our use of third-party AI tools or datasets may be subject to restrictive license terms or uncertain legal interpretations. AI output may incorporate or be alleged to incorporate third-party intellectual property or confidential information, and our use of AI may give rise to claims of infringement, misappropriation, or violation of rights of publicity or other rights. In addition, competitors may more rapidly develop or deploy AI-enabled products or operational improvements, which could reduce our competitive position, increase pricing pressure, or require us to make substantial investments to remain competitive.

We depend, and may increasingly depend, on third-party providers for AI models, software, data, and cloud infrastructure, and we may have limited ability to control or influence their performance, security, and development roadmaps. Interruptions, outages, capacity constraints, changes in service terms, pricing, or access, or the discontinuation of AI-related services could materially disrupt our operations and product development, and could require us to transition to alternative solutions on an accelerated basis, potentially at increased cost and with reduced functionality.

Finally, our public statements about AI, including our disclosures, marketing materials, and communications with customers, investors, and regulators, may be scrutinized. If our AI capabilities, controls, or benefits are perceived as overstated, misleading, or insufficiently supported, we could face reputational harm, claims under securities or consumer protection laws, and increased volatility in our stock price.

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

Risks Related To Our Ordinary Shares

The limited market for our ordinary shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

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

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our shares. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our shares caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, which could have a significant effect on our stock market price include, but are not limited to, the following:

·	actual or anticipated fluctuations in our operating results or future prospects;
·	our announcements or our competitors’ announcements of new products;
·	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
·	strategic actions by us or our competitors, such as acquisitions or restructurings;
·	new laws, regulations or tariffs or new interpretations of existing laws or regulations applicable to our business;
·	changes in accounting standards, policies, guidance, interpretations, or principles;
·	changes in our growth rates or our competitors’ growth rates;
·	developments regarding our patents or proprietary rights or those of our competitors;
·	our inability to raise additional capital as needed;
·	concerns or allegations as to the safety or efficacy of our products;
·	changes in financial markets or general economic conditions;
·	sales of shares by us or members of our management team, our board of directors (or “Board”), our significant shareholders, or certain institutional shareholders; and
·	changes in stock market analyst recommendations or earnings estimates regarding our shares, other comparable companies, or our industry generally.

You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding options, outstanding warrants, future sales of our equity, or the future grant of equity by us.

You could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants issued as compensation for lending arrangements and outstanding options issued as compensation for services performed by employees, directors, consultants, and others, future sales of our equity, or the grant of future equity-based awards. As of December 31, 2025, an aggregate 6,119,871,500 ordinary shares were authorized for issuance pursuant to the exercise of outstanding options and warrants having a weighted average exercise price of $0.004 per share. To the extent that such options and warrants are exercised, our existing shareholders will experience dilution. We rely heavily on equity awards to motivate current contractors and employees and to attract new employees. The grant of future equity awards by us to our contractors, employees and other service providers could further dilute our shareholders’ interests in us.

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

We qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations. Consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Also, we are not subject to Regulation FD under the Exchange Act, which regulation generally prohibits U.S. public companies from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, our next determination of foreign private issuer status will be made on June 30, 2026.

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

For purposes of the PFIC asset test, cash is treated as a passive asset. For purposes of the PFIC asset test, the active business assets held by our wholly owned subsidiaries (e.g., ALR Nevada and ALR Canada) will be deemed to be held by us. Moreover, the value of assets for purposes of the PFIC determination may be determined by reference to the public price of ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the 2025 taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holdings holds our ordinary shares.

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

On November 23, 2022, we entered into a co-branded products distribution agreement with Covetrus, Inc. (“Covetrus”), a global leader in animal health technology and services, for our GluCurve Pet CGM product, pursuant to which Covetrus has the exclusive right to sell our GluCurve Pet CGM product as a co-branded product throughout the U.S., Brazil, United Kingdom, European Union, and various other countries globally. The term of this agreement expired while the Company was evaluating new CGM suppliers. The parties are discussing a new agreement for relaunch of GluCurve.

In January 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. These GluCurve Pet CGM units utilized first generation CGM hardware provided by its previous third-party manufacturer. A portion of the CGM hardware supplied to us did not meet our GluCurve Pet CGM specifications for the end users. In December 2023, the Company agreed to refund or provide a credit to Covetrus towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120. The balance of the proceeds received of $26,880 was recorded as revenues in 2023. The Company ceased working with the historical third-party manufacturer and undertook a process to identify a suitable supplier to launch the second generation of GluCurve Pet CGM.

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

On September 19, 2025, the Company entered into a manufacturing agreement with CGM Medical Technology Shen Zhen Ltd. (“CMTS”) whereby CMTS will supply the Company with continuous glucose monitors for the GluCurve Pet CGM. The Company was granted exclusive global rights to distribute the continuous glucose monitors developed by CMTS in the animal health market. This manufacturing agreement is subject to CMTS meeting certain conditions, specifically the performance of the continuous glucose monitor hardware units meeting the Company’s specifications. The parties are working on preparing these continuous glucose monitors for commercial supply.

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

CGM for Human Health

We are evaluating prospective CGM systems to bundle with our Diabetes Solution product for human health. We expect to identify viable CGM system supply during 2026, subsequent to which we can initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. Notwithstanding, we do not anticipate supply for human health will be secured until the Company has secured supply for and commercialized the GluCurve Pet CGM. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

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

Predictive A1C

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

We are evaluating CGM systems to bundle with our Diabetes Solution product for human health. We expect to identify CGM systems during 2026 for which we can subsequently initiate a clinical trial and prepare for a subsequent clearance from regulatory authorities to sell in key target countries for roll out. We are targeting to offer our Diabetes Solution product bundled with CGM with pricing to compete with the standalone BGM offerings. No assurance can be given that we will secure CGM supply for human health, initiate a clinical trial, apply for regulatory clearance to market CGM for human health, or commercialize CGM for human health thereafter.

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
  test the blood in a BGM;
  record readings;
  plot the data into a graph;
  assess the effectiveness of the insulin dose and glycemic control; and
4.	The pet is picked up by their owner.

Our GluCurve Pet CGM product is designed to solve the multiple issues that arise from doing an in-clinic glucose curve:

·	inaccurate data;
·	manual process of data collection, review and analysis; and
·	burden on the clinic staff, pet and the pet owner.

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

We have achieved collaborations with entities in Singapore and are targeting organizations with global operations in order to work with their sales network to distribute our products. Once the Company has secured supply of CGM units for human health the Company will seek to advance its sales and marketing opportunities for the Diabetes Solution.

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

·         On September 19, 2025, the Company entered into a manufacturing agreement with CMTS whereby CMTS will supply the Company with continuous glucose monitors for the GluCurve Pet CGM. The Company was granted exclusive global rights to distribute the continuous glucose monitors developed by CMTS in the animal health market. CMTS is located in China.

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

·	We were granted patents in Singapore and the U.S.
·	This patent application has been submitted to Canada.
·	We hold an exclusive license to the patents and patent applications.

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

Employees and Independent Contractors

We currently have 7 personnel under employment agreements. We currently have 20 personnel under independent contractor, consulting or advisor arrangements. Our employees and independent contractors have contracts that outline their roles and responsibilities, as well as confidentiality requirements for all matters pertaining to us.

Revenue

We generated $Nil in revenue during the year ended December 31, 2025, $Nil in revenue during the year ended December 31, 2024 and $25,536 in revenue during the year ended December 31, 2023. For the past several years, we have been devoting our efforts to developing and commercializing our Diabetes Solution and GluCurve Pet CGM products.

Recent Developments

Effective January 30, 2025, 10,000,000 stock options previously issued to a contractor of the Company exercisable at $0.05 were cancelled.

Effective as of April 8, 2025, our ordinary shares began trading on the OTC Pink.

On April 1, 2025, 10,000,000 stock options exercisable at $0.030 per option expired unexercised.

On April 1, 2025, the Company issued 10,000,000 ordinary shares pursuant to the exercise, by a related party, of the option to acquire 10,000,000 shares of the Company at a price of $0.012 per share. The consideration for the exercise price of $120,000 was settled through the extinguishment of $120,000 of accounts payable and provision of related consulting services.

On May 31, 2025, 39,300,000 stock options exercisable at $0.030, $0.035 and $0.050 per option expired unexercised.

On June 30, 2025, the Company modified 4,910,011,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2025.

On July 1, 2025, the Company granted the option to acquire an aggregate 62,400,000 ordinary shares at a price of $0.01 per share and 7,300,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 10 employees and contractors.

On July 1, 2025, the Company modified 311,470,000 options previously granted to a number of advisors, employees and contractors by reducing the exercise price of 306,470,000 stock options to $0.01 per share and extending the expiry dates of 31,000,000 of the 311,470,000 options to June 30, 2028.

On September 19, 2025, the Company entered into a manufacturing agreement with CGM Medical Technology Shen Zhen Ltd. (“CMTS”) whereby CMTS will supply the Company with continuous glucose monitors for the GluCurve Pet CGM. The Company was granted exclusive global rights to distribute the continuous glucose monitors developed by CMTS in the animal health market. This manufacturing agreement is subject to CMTS meeting certain conditions, specifically the performance of the continuous glucose monitor hardware units meeting the Company’s specifications. The parties are working on preparing these continuous glucose monitors for commercial supply.

On December 31, 2025, the Company modified 4,910,001,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2026.

On January 5, 2026, the Company granted the option to acquire an aggregate 5,000,000 ordinary shares at a price of $0.01 per share until June 30, 2028 to a contractor.

On February 27, 2026, the Company granted the option to acquire an aggregate 1,000,000 ordinary shares at a price of $0.01 per share until June 30, 2028 to an advisor.

Additional Financing

The Company has two financing arrangements with Kan Wan Chen Pte. Ltd. (“KWC”) with activity during 2025 and the period subsequent.

KWC Loan Agreement

Effective April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC loan agreement in the principal amount of S$3,911,944 as follows:

·	The borrowing line was increased from S$2,500,000 to S$3,911,944 to incorporate in advances issued by KWC to the Company
·	The maturity date of the loan was extended to December 31, 2025; and
·	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

The maturity date of the KWC Loan Agreement was subsequently extended to December 31, 2026.

KWC Line of Credit

Effective April 27, 2026, the Company entered into a line of credit agreement with KWC with a borrowing limit of SGD$4,700,000, of which S$1,844,625 was previously advanced. Amounts outstanding shall bear interest at the rate of 8% per annum and are secured by a general security interest in the assets of the Company.

KWC is a related party as Christine Kan is a significant shareholder of KWC and a Director and Officer of the Company.

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

Revenue

We generated $Nil in revenue during the year ended December 31, 2025, $Nil in revenue during the year ended December 31, 2024 and $25,536 in revenue during the year ended December 31, 2023. For the past several years, we have been devoting our efforts to developing our Diabetes Solution product and developing and commercializing our GluCurve Pet CGM product.

Product Development

During the fiscal year ended December 31, 2025, the majority of our product development efforts were expended to:

·	Further develop our Diabetes Solution and GluCurve Pet CGM products;
·	Evaluate CGM hardware vendors;
·	Prepare for additional functionality to enhance care facilitation activity;
·	Increase compatibility and usability of our Diabetes Solution and GluCurve Pet CGM products;
·	Initiate development of our Diabetes Solution product for compatibility with CGM technologies; and
·	Implement advances as a result of user feedback and industry advancements.

We are currently focusing our efforts on the commercial launch plans of our GluCurve Pet CGM product and undertaking development activities that will support the user experience in preparation for enrolling large populations of customers.

Product development and research costs were $793,000 in the fiscal year ended December 31, 2025, $884,000 in the fiscal year ended December 31, 2024 and $1,404,000 in the fiscal year ended December 31, 2023. Included in product development costs were share-based compensation costs of $269,000 in fiscal 2025, $585,000 in fiscal 2024 and $1,061,000 in fiscal 2023.

Operating Capital and Recent Developments Related to Operating Capital

We generated $Nil in revenue during the year ended December 31, 2025, $Nil in revenue during the year ended December 31, 2024 and $25,536 in revenue during the year ended December 31, 2023. Over the past three years we have funded operations through (i) funds raised through the rights offering, which closed in 2021; (ii) the line of credit financing available; and (iii) the KWC Loan Agreement and other advances received (which were subsequently incorporated into the KWC line of credit). During the year ended December 31, 2025, we funded operations through funds advanced on the line of credits available and advances from KWC.

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

We have operating lines of credit with a borrowing limit of $15,300,000 and SGD$1,500,000 ($1,166,700). As at December 31, 2025, we had borrowing available of approximately $43,000 and SGD$5,000 ($4,000) on our lines of credit. We do not have any other facilities readily available at this time. Management will seek to acquire additional financing to allow us to become a commercially viable enterprise, whereby we can generate sufficient cash flow from the sales of our Diabetes Solution and/or GluCurve Pet CGM to support our cost of operations, overhead, and repayment of our obligations.

There is no certainty that we will ever be able to achieve the level of sales necessary to cover operating costs or achieve the level of sales before the borrowing limits on the lines of credit financing are reached. We will require additional financing in the future, and there is no guarantee we will receive the same. Furthermore, even if we are able to achieve sufficient cash flows to support operations, we will need to service our debt obligations, which as of December 31, 2025 were $39,906,000. As of that date, a total of $33,199,000 was owed to the Chairman and CEO, his family, and entities controlled by his family.

Operating Issues

We have expended significant efforts (i) introducing our Diabetes Solution and GluCurve Pet CGM products to specified retail chains, pharmaceutical manufacturers, contract research organizations, distribution companies, health management organizations, pharmacy benefits managers, and certain clinics treating specific disease conditions; and (ii) developing and commercializing our GluCurve Pet CGM product. We have not had significant sales for several years. During the 2025, 2024 and 2023 fiscal years, we have devoted 100% of our efforts to developing our Diabetes Solution products and preparing the GluCurve Pet CGM product for commercialization. Management plans for us to become a commercially viable enterprise through the sale of GluCurve Pet CGM products and the subsequent launch of the Diabetes Solution product. The Company needs to identify and source suitable CGM hardware from third parties to commence selling the second generation GluCurve Pet CGM product.

If management is not successful in its plans, we may be required to raise additional funds from our existing and prospective shareholders or debtholders, which we may not be able to accomplish on satisfactory terms.

Management Compensation

Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors

During the fiscal year ended December 31, 2025, 2024 and 2023, Mr. Chan was paid salary of $20,000 per month.

On June 30, 2025, we modified 4,210,001,000 warrants previously issued to Mr. Chan by extending the expiry date to from June 30, 2025 to December 31, 2025. On December 31, 2025, we extended the expiry date of these warrants to December 31, 2026.

On January 23, 2024, the Company modified 120,000,000 warrants previously issued to Mr. Chan by extending the expiry date to December 31, 2026. On February 22, 2024, we modified 4,213,001,000 warrants previously issued to Mr. Chan by extending the expiry date to December 31, 2024. On December 5, 2024, as consideration for Ms. Kan increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company modified 115,500,000 warrants previously issued to Mr. Chan by reducing the exercise price from $0.05 per share to $0.01 per share and modified 4,210,001,000 warrants previously issued to Mr. Chan by extending the expiry date from December 31, 2024 to June 30, 2025.

Ms. Christine Kan, VP Corporate Development and Member of the Board of Directors

During the fiscal year ended December 31, 2025, Ms. Kan, earned $45,904 in salary. Ms. Kan’s compensation during the 2024 fiscal year was $44,900 and during the 2023 fiscal year was $44,671.

On June 30, 2025, we modified 700,000,500 warrants previously issued to Ms. Kan by extending the expiry date to from June 30, 2025 to December 31, 2025. On December 31, 2025, we extended the expiry date of these warrants to December 31, 2026.

On February 22, 2024, the Company modified 700,000,500 warrants previously issued to Ms. Kan by extending the expiry date to December 31, 2024. On December 5, 2024, as consideration for Ms. Kan increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company issued 200,000,000 warrants to Ms. Kan at a price of $0.01 per share until December 31, 2026, modified 40,000,000 warrants previously issued to Ms. Kan by reducing the exercise price from $0.05 per share to $0.01 per share and modified 700,000,500 warrants previously issued to Ms. Kan by extending the expiry date from December 31, 2024 to June 30, 2025.

Mr. Benjamin Szeto, General Counsel and Corporate Secretary

During the fiscal year ended December 31, 2025, our Chief Legal Counsel, Mr. Szeto, earned $9,181 in salary. Mr. Szeto’s compensation during the 2024 fiscal year was $8,980 and during the 2023 fiscal year was $8,934. Mr. Szeto was considered to be a related party upon his appointment as Corporate Secretary on June 20, 2022.

On July 1, 2025, 10,000,000 options previously granted to Mr. Szeto were modified by reducing the exercise price of 1,000,000 options from $0.035 to $0.010 and 9,000,000 options from 0.050 to $0.010.

On January 27, 2024, 10,000,000 options previously granted to Mr. Szeto were modified by extending the expiry dates to June 30, 2028.

Independent Directors of the Company

We issue incentive share options as compensation to our directors from time to time. None of our directors earn cash-based service fees for their service as a director. Those directors that hold a position as officer or consultant of the Company earn fees for the services provided.

Our independent directors, Peter Stafford, Ken Robulak, Dr. Alfonso Salas and Ronald Cheng, were not granted options during 2025, 2024 or 2023.

On July 1, 2025, the Company modified the following options previously granted to our independent directors by reducing the exercise prices of such options to $0.010 per share as follows:

·	10,000,000 options previously granted to Mr. Stafford: the exercise price of 500,000 options was reduced from $0.015 per share to $0.010 per share; the exercise price of 4,500,000 options was reduced from $0.035 per share to $0.010 per share; and the exercise price of 5,000,000 options was reduced from $0.050 per share to $0.010 per share;
·	18,000,000 options previously granted to Mr. Robulak: the exercise price of 3,350,000 options was reduced from $0.015 per share to $0.010 per share; the exercise price of 6,650,000 options was reduced from $0.035 per share to $0.010 per share; and the exercise price of 8,000,000 options was reduced from $0.050 per share to $0.010 per share;
·	The exercise price of 5,000,000 options previously granted to Mr. Salas was reduced from $0.035 per share to $0.010 per share; and
·	5,000,000 options previously granted to Mr. Cheng: the exercise price of 500,000 options was reduced from $0.015 per share to $0.010 per share; and the exercise price of 4,500,000 options was reduced from $0.035 per share to $0.010 per share.

On January 27, 2024, the Company modified the following options previously granted to our independent directors by extending the expiry dates to June 30, 2028:

·	10,000,000 options previously granted to Mr. Stafford;
·	18,000,000 options previously granted to Mr. Robulak;
·	5,000,000 options previously granted to Mr. Salas; and
·	5,000,000 options previously granted to Mr. Cheng.

Capital Structure

As of the date of this Annual Report:

Ordinary Shares

Authorized:	Unlimited ordinary shares without par value
Issued:	645,466,844 ordinary shares are issued and outstanding.

Preferred Shares

Authorized:	Unlimited preferred shares without par value.
Issued:	No preferred shares have been issued.

Incentive Share Options

Outstanding:	Options to acquire 425,370,000 ordinary shares are outstanding.

Warrants

Outstanding:	Warrants to acquire 5,700,501,500 ordinary shares are outstanding.

Results of Operations

Amounts presented in the tables in this Item 5 are rounded to the nearest thousand.

	2025	2024	2023

Revenue	$—	$—	$26,000
Cost of revenue	—	—	(22,000)
Gross margin	—	—	4,000

Operating Expenses
Product development costs	793,000	884,000	1,404,000
Professional fees	618,000	513,000	815,000
Selling, general and administrative expenses	1,470,000	2,015,000	2,599,000
Total operating expenses	2,881,000	3,412,000	4,818,000

Loss before other items	(2,881,000)	(3,412,000)	(4,814,000)

Other Items
Interest expense	19,736,000	12,424,000	2,522,000
Foreign exchange loss	246,000	—	—
Write-off of accounts receivable	—	41,000	—
Gain on write-off of debt	(805,000)	—	—
Loss on settlement of debt	—	—	139,000
Total other items	(19,177,000)	(12,465,000)	(2,661,000)

Net loss	$(22,058,000)	$(15,877,000)	$(7,475,000)

Year ended December 31, 2025 compared to Year ended December 31, 2024, and Year ended December 31, 2024 to the Year ended December 31, 2023

	Changes from 2025 to 2024		Changes from 2024 to 2023
	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	—	—	(26,000)	(100)
Cost of revenue	—	—	22,000	(100)
Gross margin	—	—	(4,000)	(100)

Operating Expenses
Product development costs	(91,000)	(10)	(520,000)	(37)
Professional fees	105,000	20	(302,000)	(37)
Selling, general and administrative expenses	(545,000)	(27)	(584,000)	(22)
Total operating expenses	(531,000)	(16)	(1,406,000)	(29)

Loss before other items	(531,000)	(16)	(1,402,000)	(29)

Other Items
Interest expense	7,312,000	59	9,902,000	393
Foreign exchange loss	246,000	100	—	—
Write-off of accounts receivable	(41,000)	(100)	41,000	100
Gain on write-off of debt	(805,000)	(100)	—	—
Loss on settlement of debt	—	—	(139,000)	(100)
Total other items	6,712,000	54	9,804,000	368

Net loss	6,181,000	39	8,402,000	112

Year ended December 31, 2025 compared to Year ended December 31, 2024

Our net loss for the year ended December 31, 2025 was 39% ($6,181,000) higher than the net loss at December 31, 2024. The net loss for the year ended December 31, 2024 was 112% ($8,402,000) higher than the net loss at December 31, 2023. The changes in net loss were driven significantly by share-based compensation expense related to the issuance, grant and modification of finance warrants and incentive stock options. We highlight the following section “Share-based Compensation Included in Net Loss”.

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
2)	warrants issued or modified in connection with loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share-based Compensation included in:	2025	2024	2023

Product development fees	$269,000	$585,000	$1,061,000
Professional fees	378,000	246,000	404,000
Selling, general and administrative expenses	332,000	880,000	1,402,000
Loss before other items	(979,000)	(1,711,000)	(2,867,000)
Interest expense	17,291,000	9,820,000	—
Net loss	$(18,270,000)	$(11,531,000)	$(2,867,000)
Share-based compensation expense as a percentage of net loss	83%	73%	38%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for fiscal years 2025, 2024 and 2023.

	2025	2024	2023

Share-based Compensation included in product development fees, professional fees, selling general and administrative expenses	$979,000	$1,711,000	$2,867,000
Other expenses in product development fees, professional fees and selling, general and administrative expenses	1,902,000	1,701,000	1,947,000
Loss before other items	$(2,881,000)	$(3,412,000)	$(4,814,000)
Share-based compensation expense as a percentage of Loss before other items	34%	50%	60%

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

By type of product development cost, the variance can be seen as follows:

Product development costs:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Service fees	$217,000	$298,000	$297,000
Purchase and other amounts	307,000	1,000	46,000
Subtotal	524,000	299,000	343,000
Share-based compensation	269,000	585,000	1,061,000
Total	$793,000	$884,000	$1,404,000

Professional fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, legal fees and share-based compensation for options granted to professionals. Excluding the difference in net loss attributed to the grant of stock options, professional fees:

·	decreased by $27,000 for the fiscal year ended December 31, 2025, as compared to the December 31, 2024 fiscal year; and
·	decreased by $144,000 for the fiscal year ended December 31, 2024, as compared to the December 31, 2023 fiscal year.

By type of professional cost, the variance can be seen as follows:

Professional fees:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Corporate auditor	$58,000	$58,000	$63,000
Accounting fees	173,000	180,000	226,000
Legal fees	9,000	29,000	122,000
Subtotal	240,000	267,000	411,000
Share-based compensation	378,000	246,000	404,000
Total	$618,000	$513,000	$815,000

The decreases in professional fees in the current year (2025), as compared to the prior year (2024) were mainly due to legal fees incurred related to patents applications.

The decrease in 2024, as compared to 2023 were mainly due to decrease in advisory services retained, as there were no current year comparable activities:

·	Assessing business structure alternatives, including evaluating and forming the animal health division;
·	Evaluating retaining additional personnel to support commercialization strategies in Singapore and the United States; and
·	Bonus issued to exercise stock options recorded in accounting fees to a consultant.

Selling, general and administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs, and general costs incurred through day-to-day operations.

The components of selling, general and administrative expenses can be seen as follows:

Selling, general and administrative:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Salaries and consulting fees	$1,039,000	$1,096,000	$864,000
Travel and trade shows	46,000	31,000	76,000
Website and information technology	30,000	6,000	45,000
Transfer agent, filing fees and quotation costs	15,000	24,000	27,000
Rent	1,000	19,000	47,000
Foreign exchange expense (recovery)	—	(88,000)	40,000
Other general and administrative costs	7,000	47,000	98,000
Subtotal	1,138,000	1,135,000	1,197,000
Share-based compensation	332,000	880,000	1,402,000
Total	$1,470,000	$2,015,000	$2,599,000

During the fiscal year ended December 31, 2025, we had decreased selling, general and administrative expenses of $545,000, as compared to the fiscal year ended December 31, 2024 as follows:

·	share-based compensation decreased $548,000;
·	foreign exchange recovery decreased $88,000;
·	salaries and consulting fees increased $57,000; and
·	all other selling general and administrative expenses in aggregate decreased $28,000.

The decrease was primarily driven by decrease in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product, transfer agent, filing fees, and market research consulting fees in the current period offset by an increase in travel, website and information technology and foreign exchange loss in the current period.

During the fiscal year ended December 31, 2024, we had decreased selling, general and administrative expenses of $584,000, as compared to the fiscal year ended December 31, 2023 as follows:

·	share-based compensation decreased $522,000;
·	foreign exchange recovery increase $128,000 (from an expense of $40,000 to a recovery of $88,000);
·	salaries and consulting fees increased $232,000; and
·	all other selling general and administrative expenses in aggregate decreased $166,000.

This decrease was primarily driven by share-based compensation expenses. There was an increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product in the current period offset by a decrease in travel, market research consulting fees, and shareholder communications expenses and foreign exchange loss (recovery) in the current period.

Interest expense

Interest expense was from the following sources for the fiscal years ended December 31, 2025, 2024 and 2023:

Interest expense:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense incurred on lines of credit	$1,834,000	$1,732,000	$1,644,000
Interest expense incurred on promissory notes	531,000	532,000	531,000
Accrued interest, accreted interest and borrowing costs on loan payable	40,000	307,000	310,000
Imputed interest on zero interest loans	33,000	33,000	34,000
Other interest	7,000	—	3,000
Subtotal	2,445,000	2,604,000	2,522,000
Interest expense incurred on stock options granted and/or modified	17,291,000	9,820,000	—
Total	$19,736,000	$12,424,000	$2,522,000

Interest expense incurred on warrants issued and/or modified

During the year ended December 31, 2025, we modified 4,910,001,500 warrants previously issued to the CEO and the VP of the Company by extending their expiry dates. This resulted in the Company recognizing an aggregate $17,291,000 in share-based compensation expense, which was recorded in interest expense. During the year ended December 31, 2025 we did not issue any warrants.

During the year ended December 31, 2024:

1) We issued KWC warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share with an expiration date of December 31, 2024. The fair value of the warrants totaling $272,000 was fully recorded at issuance and recorded as interest expense. Subsequently, the expiry date was extended from December 31, 2024 to December 31, 2026 resulting in a further recognition of $125,000 in interest expense. We also modified 5,033,001,500 warrants previously issued to the CEO and the VP of the Company by extending their expiry dates. This resulted in the Company recognizing an aggregate $2,317,000 in share-based compensation expense, which was recorded in interest expense.

2) We entered into an agreement with the VP to increase the borrowing limit on the line of credit from $4,000,000 to $5,000,000. As consideration, the Company:

·	issued the VP 200,000,000 warrants to acquire 200,000,000 shares of the Company at price of $0.01 per share with an expiration date of December 31, 2026. The fair value of the warrants totaling $1,867,000 was fully recorded at issuance;
·	modified 115,500,000 warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $85,000 in interest expense;
·	modified 40,000,000 warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $28,000 in interest expense, and
·	modified 4,910,001,500 warrants with an exercise price of $0.002 per share previously issued to the CEO and the VP of the Company by extending their expiry date from December 31, 2024 to June 30, 2025 resulting in the Company recognizing an additional $5,126,000 in interest expense.

There were no comparable transactions in the year ended December 31, 2023.

Interest on Promissory Notes

During the year ended December 31, 2024, we received advances from KWC of S$1,482,000 ($1,087,000). On January 1, 2025, SGD$60,000 ($44,000) was transferred from line of credit provided by Christine Kan to advances from KWC. On April 16, 2025, the advances were incorporated into the principal of the loan payable to related parties. As a result, SGD$1,562,000 ($1,190,000) was transferred from promissory notes payable to loan payable to related parties.

During the year ended December 31, 2025, we received additional advances from KWC on the Loan Agreement for an aggregate SGD$20,000 ($15,000).

Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at December 31, 2025, 2024 and 2023.

Interest on Lines of Credit

We have three line of credit facilities with balances as follows:

Lines of credit:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000	$10,300,000
Line of credit provided by Christine Kan	4,957,000	4,339,000	3,911,000
Line of credit provided by KWC	1,163,000	—	—
Total	$16,420,000	$14,639,000	$14,211,000

The principal balance of the lines of credit due to Mr. Sidney Chan, Ms. Christine Kan and KWC increased due to advances from Ms. Kan and KWC under the lines of credit to finance our operations.

We incurred interest expense on the lines of credit as follows:

Interest expense on lines of credit:	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense incurred on the line of credit from Sidney Chan during the year	$1,236,000	$1,236,000	$1,236,000
Interest expense incurred on the line of credit from Christine Kan during the year	568,000	496,000	408,000
Interest expense incurred on the line of credit from KWC during the year	31,000	—	—
Total	$1,835,000	$1,732,000	$1,644,000

Imputed Interest

During fiscal years 2025, 2024 and 2023, we had certain zero interest promissory notes. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item additional paid-in capital.

Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties

During the 2022 fiscal year, we entered into the KWC Loan Agreement as discussed in “Item 4.B. Business Overview” whereby we received proceeds of SGD$2,500,000.

During the year ended December 31, 2025, we recognized accreted interest expenses of $Nil (2024 - $47,000 and 2023 - $48,000) and accrued interest of $40,000 (2024 - $112,000 and 2023 - $112,000) to interest expense. During the year ended December 31, 2025, we also recognized borrowing costs by recording $Nil (2024 - $148,000 and 2023 - $150,000) to interest expense.

The KWC Loan Agreement had matured on December 31, 2024 and was subsequently extended to December 31, 2025. The extension was treated as an extinguishment for accounting purposes. Since the term of the extension was less than one year, it was determined that the fair value of the loan approximated its carrying value. There was no accreted interest or borrowing costs during the current year.

B.       Liquidity and Capital Resources

Working Capital	As At December 31, 2025	As At December 31, 2024	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$47,000	79,000	(32,000)	(41)
Current Liabilities	39,906,000	36,303,000	3,603,000	10
Working Capital Deficiency	$(39,859,000)	(36,224,000)	(3,635,000)	10

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Annual Report, we have commenced commercial revenue-generating activities, but have only recognized minimal revenue, and did not generate any revenues in 2025 as discussed under item 5A. We expect to generate revenues in 2026 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at December 31, 2025 and 2024 consist of cash, inventory and prepaid expenses.

Current Liabilities

We have current liabilities of $39,906,000 at December 31, 2025, as compared to $36,303,000 at December 31, 2024. Current liabilities are as follows:

	December 31, 2025	December 31, 2024	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,393,000	1,980,000	(587,000)	(30)
Promissory notes to related parties	3,092,000	4,179,000	(1,087,000)	(26)
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—
Interest payable to related parties	2,503,000	2,176,000	327,000	15
Interest payable	3,729,000	3,525,000	204,000	6
Lines of credit from related parties	23,197,000	19,858,000	3,339,000	17
Loan payable to related parties	3,829,000	2,422,000	1,407,000	58
Total current liabilities	$39,906,000	36,303,000	3,603,000	10

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables, accrued liabilities and deferred revenue. Accounts payable total approximately $1,291,000, accrued liabilities total approximately $101,000 and deferred revenue total approximately $1,000. During the year ended December 31, 2025, the Company recorded a gain on write-off of debt of $805,000.

Fluctuations in accounts payable generally occur in the regular course of business. The increase in accounts payable is primarily from accruals from certain personnel for a portion of their service fees.

Promissory notes to related parties and promissory notes payable to arm’s length parties

As at December 31, 2025 we had promissory notes with 17 parties (2024 – 18 parties) for historical amounts borrowed. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month). During the year ended December 31, 2025, the Company received advances from KWC for SGD$20,000 ($15,000), with no fixed interest amount and no due date. During the year ended December 31, 2024, the Company received advances from KWC for SGD$1,482,000 ($1,087,000), with no fixed interest amount and no due date. On January 1, 2025, SGD$60,000 ($44,000) was transferred from lines of credit.

On April 16, 2025, the advances were incorporated into the principal of the loan payable to related parties. As a result, SGD$1,562,000 ($1,190,000) was transferred from promissory notes payable to loan payable to related parties.

Interest payable and interest payable to related parties

Interest payable relates to the unpaid interest expense incurred on the promissory notes and promissory notes to related parties. The change from December 31, 2024 to December 31, 2025 relates to $327,000 of accrued interest incurred on promissory notes to related parties and $204,000 of accrued interest on promissory notes at their stated rates of interest.

The change from December 31, 2023 to December 31, 2024 relates to $328,000 of accrued interest incurred on promissory notes to related parties and $203,000 of accrued interest on promissory notes at their stated rates of interest.

All of the underlying promissory notes, except for the promissory notes received during the most recent year, and related interest payable, are overdue.

Lines of credit

Lines of credit

As of December 31, 2025, we have line of credit payable of $23,197,000(2024 - $19,858,000) as follows:

•	borrowed total principal of $16,420,000 (2024 - $14,639,000).
•	accrued interest of $6,777,000 (2024 - $5,219,000)

The increase in the lines of credit payable of $3,339,000 is attributable to:

•	$1,826,000 of amounts borrowed to fund our operations, product development activities, overhead, and its sales and marketing program;
•	$1,835,000 of interest incurred on the principal of the borrowed amounts;
•	$277,000 of interest repaid; and
•	$45,000 transferred to KWC promissory notes payable.

Line of Credit from Ms. Christine Kan

We obtained a line of credit of $1,000,000 from Ms. Christine Kan in March 2010. The loan was unsecured with interest payable on funds borrowed at 1% per month. These proceeds were used for working capital and the continued development of our technologies and product. Subsequently, the borrowing limit has increased to $5,000,000 from a series of amending agreements and the line of credit is now secured by a general security agreement over the assets of the Company. As of December 31, 2025, we have borrowed $4,957,000 (2024 - $4,339,000) and have accrued interest outstanding of $1,089,000 (2024 - $727,000). During the 2025 fiscal year, we borrowed $663,000 (2024 - $428,000), incurred interest of $568,000 (2024 - $496,000), extinguished accrued interest of $206,000 (2024 - $216,000) through cash payment and transferred $45,000 to KWC promissory notes payable.

Line of Credit from Mr. Sidney Chan

On March 6, 2011, we obtained a $2,500,000 line of credit from Mr. Sidney Chan. Under the terms of the arrangement, the amount we borrowed bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over our assets and is due on demand. Subsequently, the borrowing limit has increased to $10,300,000 from a series of amending agreements. As of December 31, 2025, we have borrowed $10,300,000 (2024 - $10,300,000) and have accrued interest outstanding of $5,692,000 (2024 - $4,492,000). During 2025, we incurred interest of $1,236,000 (2024 - $1,236,000) and extinguished accrued interest of $36,000 (2024 - $43,000) through cash payments.

Line of Credit from KWC

Under the terms of the KWC Line of Credit, the amounts borrowed bear simple interest at a rate of 8% per annum. The amount borrowed is secured by a general security agreement over our assets and is due on demand. As of December 31, 2025, we have borrowed $1,163,000 (December 31, 2024 - $Nil) and have prepaid interest of $4,000 (December 31, 2024 - $Nil). During 2025, we borrowed $1,163,000 (year ended December 31, 2024 - $Nil), incurred interest of $31,000 (year ended December 31, 2024 - $Nil), and extinguished accrued interest of $35,000 (year ended December 31, 2024 - $Nil) through cash payments.

Loan payable to related parties

Please refer the section titled “Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties” under “Item 5A”.

Cash Flows

Cash Flows	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows used in Operating Activities	$(1,868,000)	$(1,539,000)	$(1,622,000)
Cash flows provided by Financing Activities	1,848,000	1,521,000	1,539,000
Effect of foreign exchange on cash	—	—	(7,000)
Net Change in Cash During Period	$(20,000)	$(18,000)	$(90,000)

Cash Balances and Working Capital

As of December 31, 2025, our cash balance was $20,000 compared to $41,000 as of December 31, 2024. We do not have sufficient cash on hand, nor do we have sufficient funds available on our lines of credit, to fund our requirements for the 2026 fiscal year. We will need to secure additional financing to meet the operating requirements of the business, fund working capital and service its liabilities. On April 27, 2026, we entered into the line of credit agreement with KWC with a borrowing limit of S$4.7M.

Cash Used in Operating Activities

Cash we used in operating activities:

·	during the fiscal year ended December 31, 2024 was $1,868,000;
·	during the fiscal year ended December 31, 2024 was $1,539,000; and
·	during the fiscal year ended December 31, 2023 was $1,622,000.

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss	$(22,058,000)	$(15,878,000)	$(7,475,000)
Share-based compensation incurred for product development, selling, general and admin, professional fees and interest expense	18,270,000	11,531,000	2,867,000
Unrealized foreign exchange	214,000	(73,000)	37,000
Interest accretion, borrowing costs and accrued interest on loan payable and non-cash imputed interest	73,000	340,000	344,000
Other items	(805,000)	41,000	139,000
Changes in accounts receivable and inventory	—	—	(52,000)
Net purchases with balances owing in accounts payable and accrued liabilities	309,000	478,000	452,000
Repayments of lines of credit interest	(277,000)	(258,000)	(311,000)
Retainers and prepaid services	42,000	17,000	202,000
Accrued interest on lines of credit	1,834,000	1,732,000	1,644,000
Accrued interest from promissory notes to related parties	327,000	328,000	314,000
Accrued interest from promissory notes	203,000	203,000	217,000
Cash used in operating activities	$(1,868,000)	$(1,539,000)	$(1,622,000)

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced by us from financing activities:

·	during the fiscal year ended December 31, 2024 was $1,848,000;
·	during the fiscal year ended December 31, 2024 was $1,521,000; and
·	during the fiscal year ended December 31, 2023 was $1,539,000.

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Proceeds from lines of credit	$1,826,000	$428,000	$794,000
Proceeds from loan payable	22,000	—	—
Proceeds from promissory notes	—	1,087,000	—
Proceeds from exercise of warrants	—	6,000	—
Proceeds from sale of ordinary shares	—	—	745,000
Cash provided by financing activities	$1,848,000	$1,521,000	$1,539,000

Short- and Long-term Liquidity

As of December 31, 2025, we do not have the current financial resources and committed financing to enable us to meet our administrative overhead, product development budgeted costs, and debt obligations over the next 12 months.

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

On April 27, 2026, we entered into the line of credit agreement with KWC with a borrowing limit of S$4.7M, of which we had received S$1,495,000 as at December 31, 2025.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,393,000	$1,393,000	$—	—	$—
Promissory notes to related parties	3,092,000	3,092,000	—	—	—
Promissory notes	2,163,000	2,163,000	—	—	—
Interest payable to related parties	2,503,000	2,503,000	—	—	—
Interest payable	3,729,000	3,729,000	—	—	—
Lines of credit	23,197,000	23,197,000	—	—	—
Loan payable	3,829,000	3,829,000	—	—	—
	$39,906,000	$39,906,000	$—	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2026 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

As of the date of this Annual Report, the names, ages, and positions held by each of our officers and directors are as follows:

Name and Address	Age	Position(s)
Sidney Chan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	75	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer (or “CFO”) and Principal Accounting Officer; Director
Benjamin Szeto 9 Raffles Place #26-01 Republic Plaza Singapore 048619	54	Secretary and Chief Legal Counsel
Christine Y S Kan 9 Raffles Place #26-01 Republic Plaza Singapore 048619	74	Vice President of Corporate Development; Director
Dr. Alfonso Salas 2106 West 33 Avenue Vancouver, British Columbia, Canada V6M 1B9	65	Director
Kenneth Robulak 1552 Highland Park Drive Clearwater, Florida, USA 33756	77	Director
Peter Stafford 10405 81 Street Osoyoos, British Columbia, Canada V0H 1V2	88	Director
Ronald Cheng 255 Springfield Road Ottawa, Ontario, Canada K1M 0K8	75	Director

Foreign Private Issuer Status

We intend to take all actions necessary to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and applicable listing standards.

As we are a foreign private issuer, our directors and senior management are not subject to short-swing profit obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 16 and Section 13 of the Exchange Act and related SEC rules.

Background of our Directors and Executive Officers

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

B.       Compensation

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Share-based Awards ($)	Option-based Awards(3) ($)	All other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sidney Chan - Chairman of the Board, CEO, CFO, and PAO	2025 2024	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	9,600 9,600	249,600 249,600
Christine Y S Kan – Vice President and Director	2025 2024	45,904(2) 44,900(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	45,904 44,900
Benjamin Szeto – Secretary and Chief Legal Counsel	2025 2024	9,181(2) 8,980(2)	Nil Nil	Nil Nil	1,218 81,753	Nil Nil	10,399 90,733
Kenneth James Robulak – Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	675 139,631	Nil Nil	675 139,631
Dr. Alfonso Salas – Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	449 79,169	Nil Nil	449 79,169
Peter Stafford – Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	1,043 90,257	Nil Nil	1,043 90,257
Ronald Cheng – Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	416 76,919	Nil Nil	416 76,919
1.	Years ended December 31.
2.	The amounts represent Singapore dollar salary translated to U.S. dollars at the average monthly exchange rates at the time of payment.
3.	The fair value of incentive stock option granted and / or modified was calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:
For the year ended December 31,	2025	2024
Risk-free interest rate	3.75%	4.13%
Expected life (years)	3.0	4.4
Expected volatility	302%	167%
Expected dividends	0%	0%
Forfeiture rate	0%	0%
Exercise price	$0.01	$0.01
Fair value per share	$0.00	$0.01

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

·	As at December 31, 2025, we had 7 personnel under employment agreement and 20 personnel under independent contractor or consulting arrangements
·	As at December 31, 2024, we had 7 personnel under employment agreement and 20 personnel under independent contractor or consulting arrangements; and
·	As at December 31, 2023, we had 7 personnel under employment agreement and 23 personnel under independent contractor or consulting arrangements.

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

A.       Major Shareholders

The following table sets forth certain information regarding the ownership of our ordinary shares as of the fiscal year ended December 31, 2025 by (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, based upon their most recent filings or correspondence with the SEC; and (ii) each director individually, each of our named executive officers, and all of our directors and executive officers as a group.

The table assumes 645,466,844 ordinary shares issued and outstanding as of the fiscal year ended December 31, 2025. For purposes of the table, we determined the number of shares of each class as beneficially owned by each person under Rule 13d-3(d)(1) of the Exchange Act. Under this rule, voting shares not outstanding that are subject to issuance pursuant to options, warrants, rights, or conversion privileges exercisable by a person within 60 days of the date indicated, are deemed outstanding for the purpose of calculating the number and percentage beneficially owned by such person, but are not deemed outstanding for the purpose of calculating the number or percentage beneficially owned by any other person listed in the table. Except where otherwise noted, we believe that each individual or entity named has sole investment and voting power with respect to the shares indicated as beneficially owned by such person, subject to community property laws, where applicable. Beneficial ownership representing less than one percent of the outstanding shares of a class is denoted with an asterisk (*). If an individual or person disclaims beneficial ownership, that is noted in the notes below the table.

Name of Beneficial Owner	Direct Amount of Beneficial Owner	Position	Percent of Class
Sidney Chan	5,768,999,982[1]	Chief Executive Officer, Chief Financial Officer, Member and Chairman of the Board	95.7%

Christine Y S Kan	5,768,999,982[2]	Vice President and Member of the Board	95.7%

Benjamin Szeto	10,000,000[3]	Secretary and Chief Legal Counsel	1.5%

Dr. Alfonso Salas	6,577,738[4]	Member of the Board	1.0%

Kenneth Robulak	11,190,000[5]	Member of the Board	1.7%

Peter Stafford	11,500,000[6]	Member of the Board	1.8%

Ronald Cheng	6,205,800[7]	Member of the Board	1.0%

All Officers and Directors as a group (7 people)	5,814,473,520		95.8%

[1]	Mr. Chan owns 190,345,000 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	4,210,001,000 at an exercise price of $0.002 per share expiring December 31, 2026;
	●	120,000,000 at an exercise price of $0.015 per share expiring December 31, 2026; and
	●	115,500,000 at an exercise price of $0.01 per share expiring December 31, 2026.

Mr. Chan’s beneficial ownership also includes the ordinary shares deemed to be beneficially owned by Ms. Kan, Mr. Chan’s spouse, as disclosed in Note 2 below. Mr. Chan and Ms. Kan share investment and voting control over the ordinary shares deemed beneficially held directly by each other.

[2]	Ms. Kan owns 193,153,482 ordinary shares and holds the following warrants to acquire ordinary shares:
	●	700,000,500 at an exercise price of $0.002 per share expiring December 31, 2026; and
	●	240,000,000 at an exercise price of $0.01 per share expiring December 31, 2026.

Ms. Kan’s beneficial ownership also includes the ordinary shares deemed to be beneficially owned by Mr. Chan, Ms. Kan’s spouse, as disclosed in Note 1 above. Mr. Chan and Ms. Kan share investment and voting control over the ordinary shares deemed beneficially held directly by each other.

[3]	Mr. Szeto holds the following options to acquire ordinary shares:
	●	10,000,000 at an exercise price of $0.01 per share expiring June 30, 2028.

[4]	Dr. Salas owns 1,577,738 ordinary shares and holds the following options to acquire ordinary shares:
	●	5,000,000 at an exercise price of $0.01 expiring June 30, 2028.

[5]	Mr. Robulak owns 1,190,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	10,000,000 at an exercise price of $0.01 expiring June 30, 2028; and
	●	8,000,000 at an exercise price of $0.01 expiring June 30, 2028, subject to certain vesting conditions.

[6]	Mr. Stafford owns 1,500,000 ordinary shares and holds the following options to acquire ordinary shares:
	●	10,000,000 at an exercise price of $0.01 per share expiring June 30, 2028.

[7]	Mr. Cheng owns 1,205,800 ordinary shares and holds the following options to acquire ordinary shares:
	●	5,000,000 at an exercise price of $0.01 per share expiring June 30, 2028.

B.       Related Party Transactions

Interest on promissory notes payable, lines of credit and loans payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

Year Ended December 31, 2025

We:

·	Incurred salaries, bonus expenses, and consulting expenses as set forth in Item 6.B. “Compensation”;
·	Incurred interest expense of $327,000 on $3,092,000 of promissory notes due to Ms. Kan and relatives of Ms. Kan and Mr. Chan. Owed accrued interest payable on promissory notes to relatives of Mr. Chan of $2,504,000 on these promissory notes;
·	Incurred interest expense of $40,000, borrowing costs and accrued interest expense of $Nil (recorded as interest expense) on loan payable to KWC, a company controlled by Ms. Kan and her immediate family members; we owed $3,829,000 to KWC related to the loan payable;
·	Incurred interest expense of $1,804,000 on $15,257,000 of amounts borrowed and outstanding on the lines of credit payable to Mr. Chan and Ms. Kan. Owed accrued interest payable on lines of credit payable to Mr. Chan and Ms. Kan of $6,781,000;
·	paid interest expense of $31,000 on $1,163,000 of amounts borrowed and outstanding on the lines of credit payable to Mr. Chan and Ms. Kan. Prepaid accrued interest payable on lines of credit payable to Mr. Chan and Ms. Kan of $4,000;
·	Incurred non-cash interest expense of $17,291,230[1] related to the modification of 4,910,001,500 finance warrants held by Mr. Chan and Ms. Kan as discussed under Item 5A. “Interest expense incurred on warrants issued and/or modified”;

1. The fair value of finance warrants modified was calculated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Risk-free interest rate	3.89%
Expected life (years)	0.8
Expected volatility	479%
Expected dividends	0%
Forfeiture rate	0%
Exercise price	$0.002

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

2. Ms. Irene Ho

ALR Nevada owes a promissory note to Irene Ho that was demanded for repayment on December 14, 2010. This amount has not been repaid and interest continues to accrue at the legal rate. The total principal and interest owing to Irene Ho is approximately $726,000.

3. Mr. Stan Link

Stan Link holds a note from ALR Nevada that is in arrears. The matter was reduced to a Consent Judgment in the amount of $43,608 on April 13, 2009. The full amount is still outstanding and continues to accrue interest at the stated rate of the note. The total principal and interest owing to Stan Link is approximately $103,000.

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

Share Capital

As of December 31, 2025, there were 645,466,844 ordinary shares issued and outstanding, excluding 419,370,000 ordinary shares issuable upon exercise of incentive share options and 5,700,501,500 ordinary shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All of our issued and outstanding shares are fully paid.

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

Preference Shares

Under the Companies Act, different classes of shares in a company incorporated in Singapore may be issued only if (a) the issue of the class or classes of shares is provided for in the Constitution of the company; and (b) the Constitution of the company sets out in respect of each class of shares of the relevant rights attached to that class of shares.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

As at December 31, 2025, the Company had promissory notes payable and related interest payable, totaling $11,487,000 in default. The amount in default is an aggregate 27 promissory notes issued by ALR Nevada to related parties and arm’s length parties, all prior to 2010 and have been in default since prior to 2010. These amounts remain in default as of the date of this report.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, the management, including our CEO and CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, including our CEO and CFO, as of December 31, 2025, our internal control over financial reporting was not effective based on those criteria.

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

2025	$ 47,000	DMCL LLP
2024	$ 47,000	DMCL LLP

(2)       Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported in the preceding paragraph:

2025	$ 11,000	DMCL LLP
2024	$ 30,000	DMCL LLP

(3)       Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were:

2025	$ 1,000	DMCL LLP
2024	$ 7,000	DMCL LLP

(4)       All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by our principal accountant, other than the services reported in paragraphs (1), (2) and (3) were:

2025	$ 0	DMCL LLP
2024	$ 0	DMCL LLP

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.	EXHIBITS

		Incorporated by reference
Exhibit					Filed
No.	Document Description	Form	Date	Number	herewith

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada	20-F	5/1/23	2.1
3.1	Constitution of the Company	20-F	5/1/23	3.1
4.1	Specimen Ordinary Share Certificate of the Company	20-F	5/1/23	4.1
4.2	Description of Share Capital	20-F	4/30/24	4.2
10.1	Line of Credit Agreement with Sidney Chan	20-F	5/1/23	10.1
10.2	Line of Credit Agreement, as amended, with Christine Kan	20-F	5/1/25	10.2
10.3	Employment Agreement between the Company and Christine Kan	20-F	5/1/23	10.3
10.4	Letter of Employment between the Company and Sidney Chan	20-F	5/1/23	10.4
10.5	Option Agreement between the Company and Sidney Chan	20-F	5/1/23	10.5
10.6	Loan Agreement, as amended, between the Company and KWCPL	20-F	4/30/26	10.6	X
10.7	Line of Credit Agreement between the Company and KWCPL	20-F	4/30/26	10.7	X
10.8	Manufacturing agreement between the Company and CMTS	20-F	4/30/26	10.8	X
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
14.1	Code of Ethics and Business Conduct	20-F	5/1/23	14.1
21.1	List of subsidiaries of the Company	20-F	5/1/23	21.1
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALR TECHNOLOGIES SG LTD.
(Registrant)

DATE: April 30, 2026	BY:	/s/ Sidney Chan
Sidney Chan
Chairman, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Sidney Chan	Chairman, Principal Executive Officer, Principal	April 30, 2026
Mr. Sidney Chan	Financial Officer, Principal Accounting Officer and
a member of the Board

/s/ Christine Y S Kan	Vice President and Member of the Board	April 30, 2026
Ms. Christine Y S Kan

/s/ Peter Stafford	Member of the Board	April 30, 2026
Mr. Peter Stafford

/s/ Kenneth J. Robulak	Member of the Board	April 30, 2026
Mr. Kenneth J. Robulak

/s/ Alfonso Salas	Member of the Board	April 30, 2026
Dr. Alfonso Salas

/s/ Ronald Cheng	Member of the Board	April 30, 2026
Mr. Ronald Cheng

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALR TECHNOLOGIES SG LTD.

Consolidated Financial Statements

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ALR Technologies SG Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ALR Technologies SG Ltd. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

DMCL LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2013

Vancouver, Canada.

April 30, 2026

ALR TECHNOLOGIES SG LTD.

Consolidated Balance Sheets

($ United States)

December 31, 2025 and 2024

	2025	2024

Assets
Current assets:
Cash	$20,305	$40,657
Inventory	10,843	10,863
Prepaid expenses	16,226	27,952
Total assets	$47,374	$79,472

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,393,012	$1,978,973
Promissory notes payable to related parties	3,091,966	4,179,458
Promissory notes payable	2,163,368	2,163,368
Interest payable to related parties	2,503,511	2,176,265
Interest payable	3,728,759	3,525,414
Lines of credit from related parties	23,196,540	19,857,871
Loan payable to related parties	3,828,847	2,421,842
Total liabilities	39,906,003	36,303,191

Shareholders’ Deficit
Ordinary shares	31,492,506	31,285,637
Additional paid-in capital	86,693,415	68,477,402
Accumulated other comprehensive loss – cumulative translation differences	(844)	(844)
Accumulated deficit	(158,043,706)	(135,985,914)
Total shareholders’ deficit	(39,858,629)	(36,223,719)
Total liabilities and shareholders’ deficit	$47,374	$79,472

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Operations and Comprehensive Loss

($ United States)

Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023

Revenue	$—	$—	$25,536
Cost of revenue	—	—	(22,096)
Gross Margin	—	—	3,440

Operating Expenses
Product development costs	793,327	883,866	1,404,308
Professional fees	617,687	512,555	814,677
Selling, general and administrative expense	1,470,524	2,015,563	2,598,426
Total operating expenses	2,881,538	3,411,984	4,817,411

Loss before other items	(2,881,538)	(3,411,984)	(4,813,971)

Other Items
Interest expense	(19,735,503)	(12,424,430)	(2,521,543)
Foreign exchange loss	(246,207)	—	—
Write-off of accounts receivable	—	(41,100)	—
Write-off of accounts payable	805,456	—	—
Loss on settlement of debt	—	—	(139,000)
Total other items	(19,176,254)	(12,465,530)	(2,660,543)

Net Loss	(22,057,792)	(15,877,514)	(7,474,514)
Other Comprehensive Income (Loss)
Exchange difference on translating foreign operations	—	—	(6,991)

Comprehensive loss for the year	$(22,057,792)	$(15,877,514)	$(7,481,505)

Weighted average number of ordinary shares outstanding, basic and diluted	606,994,317	598,924,378	581,016,295

Loss per share, basic and diluted	$(0.04)	$(0.03)	$(0.01)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2022 to December 31, 2025

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

From December 31, 2022 to December 31, 2025

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

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2022 to December 31, 2025

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2024	635,466,844	$31,285,637	$68,477,402	$(844)	$(135,985,914)	$(36,223,719)
Exercise of warrants	10,000,000	120,000	—	—	—	120,000
Reclassification of additional paid-in capital on exercise of warrants	—	86,869	(86,869)	—	—	—
Imputed interest	—	—	32,509	—	—	32,509
Stock options granted and warrants issued as compensation	—	—	18,270,373	—	—	18,270,373
Net loss for the year	—	—	—	—	(22,057,792)	(22,057,792)

Balance, December 31, 2025	645,466,844	$31,492,506	$86,693,415	$(844)	$(158,043,706)	$(39,858,629)

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Cash Flows

($ United States)

Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023

OPERATING ACTIVITIES
Net loss	$(22,057,792)	$(15,877,514)	$(7,474,514)
Share-based compensation included in product development costs, selling, general and administrative expense, professional fees and interest expense	18,270,373	11,531,440	2,867,049
Interest expense on lines of credit	1,834,134	1,731,665	1,644,027
Payment of lines of credit interest	(276,554)	(257,666)	(310,603)
Accrued interest, borrowing costs and interest accretion on loans payable	40,015	307,785	309,706
Non-cash imputed interest expenses	32,509	32,510	34,431
Write-off of accounts receivable	—	41,100	—
Unrealized foreign exchange	212,665	(74,458)	35,827
Write-off of accounts payable	(805,456)	—	—
Loss on settlement of accounts payable	—	—	139,000
Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(41,100)
Decrease (increase) in inventory	20	137	(11,000)
Decrease in prepaid expenses	41,726	16,064	201,645
Increase in accounts payable and accrued liabilities	309,495	477,651	452,450
Increase in interest payable to related parties	327,246	328,186	314,073
Increase in interest payable	203,345	203,344	217,345

Net cash used in operating activities	(1,868,274)	(1,539,756)	(1,621,664)

FINANCING ACTIVITIES
Proceeds from lines of credit	1,825,503	427,839	794,454
Proceeds from loan payable	22,419	—	—
Proceeds from promissory notes	—	1,087,492	—
Proceeds from exercise of warrants	—	6,000	—
Proceeds from sales of ordinary shares	—	—	744,655

Net cash provided by financing activities	1,847,922	1,521,331	1,539,109

Effect of foreign exchange on cash	—	—	(6,991)

Change in cash	(20,352)	(18,425)	(89,546)
Cash, beginning of year	40,657	59,082	148,628

Cash, end of year	$20,305	$40,657	$59,082

See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

1.	Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of a redomicile merger, the Company became the parent of ALR Nevada. ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987.

The Company has developed its product for human health, the “Diabetes Solution”, which is a diabetes management platform that consists of data collection, Predictive A1C, insulin dosage adjustment suggestions, performance tracking, remote monitoring and can be bundled with diabetes test supplies. The Company has also developed an iteration for the animal health market called GluCurve Pet CGM which bundles its animal specific diabetes management software with continuous glucose monitors designed for dogs and cats.

These consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the years ended December 31, 2025, 2024 and 2023 of $22,057,792, $15,877,514 and $7,474,514, respectively. As of December 31, 2025, the Company is unable to self-finance its operations, has negative working capital of $39,858,629, accumulated deficit of $158,043,706, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit, promissory notes payable, and current loans payable totaling $39,906,003 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

1.        Basis of presentation, nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $15,300,000 and SGD$1,500,000. As of December 31, 2025, the total principal balance outstanding was $15,257,256 and SGD$1,494,625 ($1,162,519) (note 5). The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

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

The Company’s activities will necessitate significant uses of working capital beyond 2026. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and Canada Diabetes Solution Centre, Inc. (“ALR Canada”). The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

2.        Significant accounting policies (continued)

e)	Inventory

Inventory consists primarily of packaging and components for the GluCurve Pet CGM. Inventory is valued at the lower of cost or net realizable value. The Company determines cost on the basis of the average cost.

f)	Foreign currency translation

The presentation currency of the Company is the U.S. dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency for the Company is the U.S. dollar, ALR Nevada is the U.S. dollar and for ALR Canada is the Canadian dollar (“CAD”).

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

Parent and subsidiary companies

The Company has two wholly owned subsidiaries, ALR Nevada and ALR Canada. ALR Canada was incorporated on June 9, 2021 under the Business Corporations Act of Alberta.

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

2.        Significant accounting policies (continued)

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

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740 Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2025, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

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

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

2.        Significant accounting policies (continued)

i)	Loss per share

Basic loss per ordinary share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted loss per ordinary share is calculated by dividing the net loss by the sum of the weighted average number of ordinary shares outstanding and the dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Ordinary equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per ordinary share when the effect would be anti-dilutive. Prior to repayment of nonrecourse note, the outstanding shares received in exchange for the nonrecourse note are excluded from the denominator of loss per share. For the year ended December 31, 2025, the Company excluded 36,000,000 ordinary shares (2024 - 36,000,000; 2023 - 36,000,000) issued in connection with nonrecourse notes receivable from the calculation of weighted average number of shares outstanding.

The Company excluded the following issued securities from the calculation of fully diluted shares outstanding, as the results would have been anti-dilutive:

	As of December 31,
	2025	2024	2023
Options	419,370,000	419,970,000	411,970,000
Warrants	5,700,501,500	5,700,501,500	5,188,501,500
Total	6,119,871,500	6,120,471,500	5,600,471,500

j)	Comprehensive income (loss)

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

The Company’s financial instruments include cash, accounts payable, promissory notes payable, interest payable, lines of credit and loan payable. The fair values of these financial instruments approximate their carrying values due to the relatively short periods to maturity. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value:

·	Level 1 — observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
·	Level 2 — includes other inputs that are directly or indirectly observable in the marketplace.
·	Level 3 — unobservable inputs that are supported by little or no market activity.

Cash is measured at Level 1 inputs.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

2.        Significant accounting policies (continued)

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

3.	Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	December 31, 2025	December 31, 2024
Accounts payable	$1,292,163	$1,678,839
Accrued liabilities	100,849	300,134
Accounts payable and accrued liabilities	$1,393,012	$1,978,973

During the year ended December 31, 2025, the Company wrote-off an aggregate of $805,456 in accounts payable for amounts which have passed the statue of limitations. The amount consisted of $604,689 in accounts payable and $200,767 in accrued liabilities, which were recognized from transactions from 2004 to 2017.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

4.	Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2023	$3,091,966
Advances received	1,087,492
Balance, December 31, 2024	4,179,458
Advances received	14,571
Amounts transferred from lines of credit	44,412
Foreign exchange adjustment	43,861
Transferred from promissory notes payable to loan payable	(1,190,336)
Balance, December 31, 2025	$3,091,966

During the year ended December 31, 2025, the Company received advances totaling $14,571 (2024 - $1,087,492) from Kan Wan Chen Pte. Ltd. (“KWC”). On January 1, 2025, $44,412 was transferred from lines of credit (note 5). On April 16, 2025, the advances were incorporated into the principal of the loan payable (note 4(d)). A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company.

On April 16, 2025, the advances were incorporated into the principal of the loan payable (note 4(d)). As a result, $1,190,336 was transferred from promissory notes payable to loan payable.

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	December 31, 2025	December 31, 2024
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Advances received from KWC with no fixed amounts of interest and no due date	—	1,087,492

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$3,091,966	$4,179,458

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

b)	Promissory notes payable

A summary of activities of promissory notes payable is as follows:

Promissory Notes Payable	Carrying Value
Balance, December 31, 2023, December 31, 2024 and December 31, 2025	$2,163,368

A summary of the promissory notes payable is as follows:

Summary of the promissory notes payable
Promissory Notes Payable	December 31, 2025	December 31, 2024
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

c)	Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2023	$5,170,149
Interest incurred on promissory notes payable	531,530
Balance, December 31, 2024	5,701,679
Interest incurred on promissory notes payable	530,591
Balance, December 31, 2025	$6,232,270

Interest payable is due as follows:

Interest Payable	December 31, 2025	December 31, 2024
Interest payable to related parties	$2,503,511	$2,176,265
Interest payable	3,728,759	3,525,414
	$6,232,270	$5,701,679

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)	Loan payable

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2023	$2,188,515
Accrued interest, borrowing costs and interest accretion (recorded in interest expense)	307,785
Foreign exchange adjustment	(74,458)
Balance, December 31, 2024	2,421,842
Transferred from promissory notes payable to loan payable	1,190,336
Loan received	7,848
Accrued interest, borrowing costs and interest accretion (recorded in interest expense)	40,015
Foreign exchange adjustment	168,806
Balance, December 31, 2025	$3,828,847

At December 31, 2025 and 2024, the loan payable balance is classified as current liabilities.

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

First and Second Amendments

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to September 30, 2024;
·	The repayment terms were restructured whereby repayment would be due at maturity;
·	Interest was to accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity;
·	Upon maturity and repayment of the principal and accrued interest, the Company was to pay KWC a commercialization success fee equal to SGD$500,000;
·	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

First and Second Amendments (continued)

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to December 31, 2024; and
·	Interest was to accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

Third Amendment

On April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to December 31, 2025 (Note 14); and
·	Interest was to accrue at a rate of Singapore overnight borrowing rate plus 1% (instead of Singapore prime plus 1%) of the principal amount borrowed and will be payable upon maturity.
·	advances of $1,190,336 were transferred from promissory notes payable (note 4(a)) and incorporated into the principal of the loan payable.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (10%) was established based on the carrying value of the debt and the revised cash flows.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

4.        Interest, advances, promissory notes payable and loan payable (continued)

e)	Interest expense

During the year ended December 31, 2025, the Company incurred interest expense of $19,735,503 (2024 - $12,424,430; 2023 - $2,521,543) as follows:

Year Ended December 31,	2025	2024	2023
Interest expense incurred related to the:
· modification of warrants held by the CEO and the VP of the Company that were issued in connection with lines of credit financing provided to the Company which remain outstanding (notes 5, 7 and 8)	$17,291,230	$7,557,688	$—
· issuance of warrants as consideration for receiving an increase to the borrowing limit on the line of credit between the Company and the VP of the Company (notes 5, 7 and 8);	—	2,263,252	—
· lines of credit payable (note 5);	1,834,134	1,731,665	1,644,027
· promissory notes (notes 4(a), 4(b) and 4(c));	530,591	531,530	531,418
· borrowing costs, accrued interest and accreted interest on loan payable to KWC (notes 4(d) and 8);	40,015	307,785	309,706
· calculation of imputed interest on promissory notes payable, which had no stated interest rate; and	32,509	32,510	34,431
· other items	7,024	—	1,961
Total interest expense	$19,735,503	$12,424,430	$2,521,543

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

5.	Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2023	$17,956,033
Advances received on lines of credit	427,839
Interest incurred on lines of credit	1,731,665
Repayment of interest on lines of credit	(257,666)
Balance, December 31, 2024	19,857,871
Advances received on lines of credit	1,825,503
Interest incurred on lines of credit	1,834,134
Repayment of interest on lines of credit	(276,556)
Transferred to promissory notes payable to related parties	(44,412)
Balance, December 31, 2025	$23,196,540

On April 27, 2026, we entered into a line of credit agreement with KWC with a borrowing limit of S$4,700,000, of which advances of S$1,495,000 were received as at December 31, 2025. Under the terms of the arrangement, the amount borrowed bear interest at a rate of 8% per annum. The amount borrowed is secured by a general security agreement over the assets of the Company and is due on demand.

As of December 31, 2025, the Company has three lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
Chairman and CEO	1% per Month	$10,300,000	Due on Demand	$10,300,000	$5,691,713	$15,991,713	General Security over Assets	General Corporate Requirements
VP	1% per Month	5,000,000	Due on Demand	4,957,256	1,089,287	6,046,543	General Security over Assets	General Corporate Requirements
KWC	8% per Annum	1,166,700		1,162,519	(4,235)	1,158,284	General Security over Assets	General Corporate Requirements
Total		$16,466,700		$16,419,775	6,776,765	23,196,540

As of December 31, 2024, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$10,300,000	Due on Demand	$10,300,000	$4,492,099	$14,792,099	General Security over Assets	General Corporate Requirements
VP	1% per Month	5,000,000	Due on Demand	4,338,684	727,088	5,065,772	General Security over Assets	General Corporate Requirements
Total		$15,300,000		$14,638,684	$5,219,187	$19,857,871

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

6.	Share capital

a)	Authorized share capital

i.	Ordinary shares

Unlimited ordinary shares without par value.

ii.	Preferred stock

Unlimited preferred shares without par value.

b)	Issued share capital

During the year ended December 31, 2025:

i.	On April 1, 2025, the Company issued 10,000,000 ordinary shares pursuant to the exercise, by a related party, of stock options at a price of $0.012 per share (notes 7(a)(ii) and 8). The consideration for the exercise price was received as an offset of $120,000 of accounts payable related to consulting services provided during the years ended December 31, 2025 and 2024. As a result of the stock option exercises, the Company reclassified $86,869 from additional paid-in-capital to share capital on exercise of stock options.

During the year ended December 31, 2024:

ii.	On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share for an aggregate $6,000.

During the year ended December 31, 2023:

iii.	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,463,321 from additional paid-in capital to share capital.

iv.	On March 9, 2023, the Company issued 5,000,000 ordinary shares at a fair value of $0.05 per share with a value of $250,000 in exchange for the retirement of $111,000 of accounts payable. The Company recognized loss on debt settlement of $139,000.

v.	On April 19, 2023, the Company issued 2,500,000 ordinary shares at a fair value of $0.05 per share with a value of $125,000 in exchange for the retirement of $72,000 in accounts payable and the prepayment of service fees of $53,000.

vi.	On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable, for an aggregate $75,000. As a result of the stock option exercises, the Company reclassified $189,968 from additional paid-in capital to share capital on exercise of stock options.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

6.        Share capital (continued)

b)       Issued share capital (continued)

During the year ended December 31, 2023: (continued)

vii.	On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.

viii.	On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company issued a cashless loan (the “KP Loans”) to KP in order to exercise an aggregate 36,000,000 stock options to bring the aggregate holdings of the KP to 50,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

a.	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;

b.	The repayments will be in the form of an offset against monthly compensation paid to KP;
c.	In addition to the monthly installments, the KP Loans may be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
d.	The loan will not bear interest;
e.	The loan will be secured by the underlying shares of the Company issued to KP;
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

The Company subsequently made the following amendments to the KP Loan agreements whereby each KP shall make repayments of $15,000 per month commencing the earlier:

1)	The last day of the month where GluCurve reaches monthly sales of 30,000 units; or
2)	September 30, 2026.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.	Additional paid-in capital

a)	Stock options

A summary of stock option activity is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	419,970,000	0.044	411,970,000	0.045	321,700,000	$0.043
Granted	69,700,000	0.014	10,000,000	0.012	120,270,000	$0.050
Exercised	(10,000,000)	(0.012)	—	—	(5,000,000)	$(0.015)
Cancelled/Expired/Forfeited	(60,300,000)	(0.043)	(2,000,000)	(0.045)	(25,000,000)	$(0.050)
Outstanding, end of year	419,370,000	0.015	419,970,000	0.044	411,970,000	$0.045

Exercisable, end of year	212,468,000	0.013	217,534,000	0.038	182,200,000	$0.037

During the year ended December 31, 2025:

i.	Effective January 30, 2025, 10,000,000 stock options exercisable at $0.05 per were forfeited by a contractor upon their resignation.

ii.	On April 1, 2025, the Company issued 10,000,000 ordinary shares to a related party pursuant to the exercise of stock options at a price of $0.012 per share (notes 6(b)(i) and 8). The consideration of $120,000 was applied against accounts payable related to consulting services provided during the year ended December 31, 2025.

iii.	On April 1, 2025, 10,000,000 stock options exercisable at $0.030 per option expired unexercised.

iv.	On May 31, 2025, 39,300,000 stock options exercisable at $0.030, $0.035 and $0.050 per option expired unexercised.

v.	On July 1, 2025, the Company granted the option to acquire an aggregate 62,400,000 ordinary shares at a price of $0.01 per share and 7,300,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 10 employees and contractors. The fair value of the options granted totaled $1,037,338, of which $442,124 related to stock options that have time-based vesting conditions and $595,214 related to stock options that have performance vesting conditions related to advancing and commercializing GluCurve Pet CGM and Diabetes Solution. During the year ended December 31, 2025, $379,019 related to the stock options with time-based vesting conditions and $Nil related to stock options with performance-based vesting conditions were recognized. The remaining fair value of $658,319 has not been recorded.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2025: (continued)

vi.	On July 1, 2025, the Company modified 311,470,000 options previously granted to a number of advisors, employees and contractors as follows:

a.	modified 280,470,000 options previously granted to a number of advisors, employees and contractors by reducing the exercise price of the stock options to $0.01 per share. The fair value of the option modification totaled $31,401, of which $21,940 related to stock options that have time-based vesting conditions and $9,461 related to stock options that have performance vesting conditions. During the year ended December 31, 2025, $16,665 related to the stock options with time-based vesting conditions were recognized. The remaining fair value of $14,736 has not been recorded.
b.	modified 26,000,000 options previously granted to a number of advisors and independent contractors by reducing the exercise price of 26,000,000 stock options to $0.01 per share and extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $28,605 was fully recorded at modification.
c.	modified 5,000,000 options previously granted to an advisor by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $7,243. These options had performance-based vesting conditions and as at December 31, 2025, the vesting conditions of the options have not been met, therefore, no fair value has been recognized.

vii.	On December 31, 2025, 1,000,000 stock options exercisable at $0.050 per option expired unexercised.

During the year ended December 31, 2025, the Company recorded a total of $979,143 in share-based compensation expense; $379,019 related to the grant of options in the current period, $600,124 related to the vesting of stock options granted in prior years, including $45,270 from modification of terms of 311,470,000 options.

During the year ended December 31, 2024:

viii.	On January 17, 2024, the Company:

a.	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting wording. No stock options vested as a result of the modification. There was no change in fair value of the options as a result of the modification.
b.	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the options modified totaled $920,175, of which $534,642 related to stock options that have time-based vesting conditions and $385,533 related to stock options that have performance vesting conditions. During the year ended December 31, 2025, $Nil (year ended December 31, 2024, $534,642) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $385,533 has not been recorded (note 8). Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2024: (continued)

ix.	On December 12, 2024, the Company granted an independent contractor the option to acquire an aggregate 10,000,000 ordinary shares of the Company at a price of $0.012 per share until December 31, 2026 (note 8). The fair value of the options granted totaling $86,869 was fully recorded at grant.

x.	Effective December 15, 2024, the Company cancelled 2,000,000 stock options exercisable at $0.045 per option related to the resignation of a contractor.

During the year ended December 31, 2024, the Company recorded a total of $1,710,500 in share-based compensation expense; $86,869 related to the grant of options in the current year, $1,623,631 related to the vesting of stock options granted in prior years, including $534,642 from the modification of terms of 78,200,000 options.

During the year ended December 31, 2023:

xi.	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023, to December 31, 2025 resulting in the Company recognizing an additional $214,264 in compensation expense (note 8).

xii.	On February 21, 2023, the Company modified 80,000,000 options previously granted to a number of advisors and contractors by extending the vesting period from December 31, 2022 and June 30, 2023 to December 31, 2023.

xiii.	Effective February 21, 2023, the Company:

a.	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors; and
b.	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024. The fair value of the options granted totaling $138,435 was fully recorded at grant.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

During the year ended December 31, 2023: (continued)

xiv.	On June 30, 2023, the Company:

a.	granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors (note 8). 3,600,000 options fully vested at grant, the remaining 113,670,000 options will vest according to performance or time-based conditions. As at December 31, 2025, 36,268,000 options have vested to date. The fair value of the options granted totaled $3,627,533, of which $2,699,538 related to stock options that have time-based vesting conditions and $927,995 related to stock options that have performance vesting conditions. During the year ended December 31, 2025, $485,504 (year ended December 31, 2024, $901,082 and year ended December 31, 2023, $688,205) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $1,552,742 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized; and
b.	modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $562,517, of which $441,234 related to stock options that have time-based vesting conditions and $121,283 related to stock options that have performance vesting conditions. During the year ended December 31, 2025 $nil (year ended December 31, 2024, $Nil and December 31, 2023, $388,219) related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $174,298 has not been recorded. Management believes that recognition of the remaining performance conditions to be unlikely and therefore have not been recognized.

xv.	On October 19, 2023, the Company granted incentive compensation to certain KP in connection with the KP Loans (note 6(b)(vii)). In connection with this incentive compensation, the Company:

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

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

Outstanding

The options outstanding at December 31, 2025, 2024 and 2023 were as follows:

	December 31, 2025			December 31, 2024			December 31, 2023
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
March 14, 2024	—	$—	—	—	$—	—	6,650,000	$0.035	$—
April 12, 2024	—	$—	—	—	$—	—	2,250,000	$0.015	$0.005
April 12, 2024	—	$—	—	—	$—	—	200,000	$0.030	$—
May 6, 2024	—	$—	—	—	$—	—	13,000,000	$0.035	$—
May 17, 2024	—	$—	—	—	$—	—	2,200,000	$0.035	$—
May 17, 2024	—	$—	—	—	$—	—	23,500,000	$0.050	$—
October 3, 2024	—	$—	—	—	$—	—	1,000,000	$0.035	$—
October 24, 2024	—	$—	—	—	$—	—	2,000,000	$0.035	$—
April 1, 2025	—	$—	—	10,000,000	$0.030	—	10,000,000	$0.035	$—
May 31, 2025	—	$—	—	2,500,000	$0.030	—	—	$—	$—
May 31, 2025	—	$—	—	10,000,000	$0.035	—	10,000,000	$0.035	$—
May 31, 2025	—	$—	—	26,800,000	$0.050	—	37,300,000	$0.050	$—
December 31, 2025	—	$—	—	17,000,000	$0.015	—	22,400,000	$0.015	$0.005
December 31, 2025	—	$—	—	15,000,000	$0.050	—	24,000,000	$0.050	$—
June 30, 2026	11,000,000	$0.050	—	11,000,000	$0.050	—	16,000,000	$0.050	$—
September 30, 2026	16,000,000	$0.050	—	16,000,000	$0.050	—	16,000,000	$0.050	$—
December 31, 2026	—	$—	—	10,000,000	$0.012	—	—	$—	$—
June 30, 2028	368,870,000	$0.010	0.006	—	$—	—	—	$—	$—
June 30, 2028	—	$—	—	12,050,000	$0.015	—	4,500,000	$0.015	$0.005
June 30, 2028	200,000	$0.030	—	20,200,000	$0.030	—	—	$—	$—
June 30, 2028	1,000,000	$0.035	—	44,150,000	$0.035	—	19,700,000	$0.035	$—
June 30, 2028	22,300,000	$0.050	—	225,270,000	$0.050	—	201,270,000	$0.050	$—
Total	419,370,000	$0.015	0.001	419,970,000	$0.044	—	411,970,000	$0.045	$—

Weighted Average Remaining Contractual Life		2.38			2.79			3.13

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

a)       Stock options (continued)

The fair value of the stock options granted, modified and vested was allocated as follows:

Year Ended December 31,	2025	2024	2023
Product development expense	$268,999	$585,238	$1,060,636
Professional expense	378,122	245,753	403,880
Selling, general and administrative expenses	332,022	879,509	1,402,533
Total	$979,143	$1,710,500	$2,867,049

The Company uses the fair value method for determining share-based compensation for all options granted and modified during the fiscal periods. The fair value of the options granted and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Year Ended December 31,	2025	2024	2023
Risk-free interest rate	3.75%	4.13%	4.15%
Expected life (years)	3.0	4.2	4.9
Expected dividends	0%	0%	0%
Expected volatility	302%	167%	145%
Forfeiture rate	0%	0%	0%

The weighted average fair value for the options granted and modified during the year ended December 31, 2025 was $0.003 (2024 - $0.011; 2023 - $0.031).

b)	Warrants

A summary of warrant activity is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,700,501,500	0.004	5,188,501,500	0.004	5,200,501,500	$0.004
Warrants issued	—	—	515,000,000	0.010	—	$—
Exercised	—	—	(3,000,000)	(0.002)	(12,000,000)	$(0.002)
Outstanding, end of year	5,700,501,500	0.004	5,700,501,500	0.004	5,188,501,500	$0.004

Exercisable, end of year	5,400,501,500	0.004	5,400,501,500	0.004	5,188,501,500	$0.004

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

During the year ended December 31, 2025:

i.	On June 30, 2025, the Company modified 4,910,011,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2025, resulting in the Company recognizing an additional $8,187,123 in compensation expense (note 8).

ii.	On December 31, 2025, the Company modified 4,910,001,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2026, resulting in the Company recognizing an additional $9,104,107 in compensation expense (note 8).

During the year ended December 31, 2025, the Company recorded a total of $17,291,230 in share-based compensation expense from the modification of terms of 4,910,011,500 warrants.

During the year ended December 31, 2024:

iii.	On January 17, 2024, the Company issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued totaling $271,777 was fully recorded at issuance. On December 5, 2024, the Company modified these share purchase warrants by extending the expiry date from December 31, 2024 to December 31, 2026 resulting in the Company recognizing an additional $124,819 in interest expense (note 8).

iv.	On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026 resulting in the Company recognizing an additional $616,373 in compensation expense (note 8).

v.	On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024 resulting in the Company recognizing an additional $1,700,680 in compensation expense (note 8).

vi.	On December 5, 2024, the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026, which shall become exercisable upon certain performance vesting conditions. The fair value of the warrants issued totaled $2,799,984, which related to warrants with performance-based vesting conditions. As at December 31, 2025, the vesting conditions of the warrants have not been met. The Company has assessed it as unlikely the conditions will be met; therefore, no fair value has been recognized.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

During the year ended December 31, 2024: (continued)

vii.	On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company:

a.	issued the VP 200,000,000 share purchase warrants to acquire 200,000,000 shares of the Company at price of $0.01 per share until December 31, 2026. The fair value of the warrants issued totaling $1,866,656 was fully recorded at issuance;
b.	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $84,676 in interest expense;
c.	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $29,325 in interest expense; and
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

During the year ended December 31, 2023:

viii.	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

7.        Additional paid-in capital (continued)

b)       Warrants (continued)

Outstanding

The warrants outstanding at December 31, 2025, 2024 and 2023 were as follows:

	December 31, 2025			December 31, 2024			December 31, 2023
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
April 12, 2024	—	$—	—	—	$—	—	4,913,001,500	$0.002	$0.018
December 11, 2024	—	$—	—	—	$—	—	120,000,000	$0.015	$0.005
June 30, 2025	—	$—	—	4,910,001,500	$0.002	0.006	—	$—	$—
December 31, 2026	4,910,001,500	$0.002	0.014	—	$—	—	—	$—	$—
December 31, 2026	655,500,000	$0.010	0.006	655,500,000	$0.010	—	—	$—	$—
December 31, 2026	120,000,000	$0.015	0.001	120,000,000	$0.015	—	—	$—	$—
December 31, 2026	15,000,000	$0.020	—	15,000,000	$0.020	—	—	$—	$—
December 31, 2026	—	$—	—	—	$—	—	155,500,000	$0.050	$—
Total	5,700,501,500	$0.003	0.013	5,700,501,500	$0.004	0.005	5,188,501,500	$0.004	$0.016

Weighted Average Remaining Contractual Life		1.00			0.70			0.38

The fair value of the warrants issued and modified was allocated as follows:

Year Ended December 31,	2025	2024	2023
Interest expense	$17,291,230	$9,820,940	$—

The Company uses the fair value method for determining share-based compensation for all warrants issued and modified during the fiscal periods. The fair value of the warrants issued and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

Year Ended December 31,	2025	2024	2023
Risk-free interest rate	3.89%	4.59%	N/A
Expected life (years)	0.8	0.8	N/A
Expected dividends	0%	0%	N/A
Expected volatility	479%	249%	N/A
Forfeiture rate	0%	0%	N/A

The weighted average fair value for the warrants issued and modified during the year ended December 31, 2025 was $0.002 (2024 - $0.001; 2023 - $Nil).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

8.	Related party transactions and balances

Year Ended December 31,	2025	2024	2023
Related party transactions included within interest expense:
Interest expense related to the issuance and/or the modification of warrants held by the CEO and the VP of the Company related to financing provided	$17,291,230	$9,424,344	$—
Interest expense on lines of credit payable to the CEO and the VP of the Company	$1,803,542	$1,731,665	$1,644,027
Interest expense on promissory notes issued to the VP of the Company	$285,546	$286,486	$286,373
Interest expense on promissory notes issued to relatives of the CEO of the Company	$41,700	$41,700	$41,700
Interest expenses on loan payable to KWC	$40,335	$159,667	$159,696
Interest expense on lines of credit payable to KWC	$30,592	$—	$—
Interest expense related to the issuance and modification of bonus warrants to KWC	$—	$396,596	$—
Accrued borrowing costs (recorded in interest expense) on loan payable to KWC	$—	$148,117	$150,010

Related party transactions included within selling, general and administration expenses:
Consulting fees to relatives of the CEO of the Company	$300,000	$340,000	$130,000
Salary and bonus paid to the CEO of the Company	$249,600	$249,600	$249,600
Salary for services to the VP of the Company	$45,904	$44,900	$44,671
Salary for services as Secretary and Chief Legal Counsel of the Company	$9,181	$8,980	$8,934
Stock options vested to members of the Board of Directors and related parties of the Company	$108,931	$554,598	$310,857

Interest on promissory notes payable to related parties, management compensation and compensation paid to relatives of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at December 31, 2025, $579,012 (2024 - $471,776) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

During the year ended December 31, 2025, the Company:

·	modified warrants previously issued to the CEO and VP of the Company (note 7(b)(i) and 7(b)(ii)); and
·	granted stock options to related parties of the Company (note 7(a)(v))
·	modified stock options previously granted to members of the Board of Directors and related parties of the Company (notes 7(a)(vi)(a) and 7(a)(vi)(b));

During the year ended December 31, 2024, the Company:

·	granted stock options to related parties of the Company (notes 7(a)(ix));
·	modified stock options previously granted to members of the Board of Directors and related parties of the Company (note 7(a)(viii)(b));
·	issued warrants to the VP (note 7(b)(vii)(a)) and KWC (notes 7(b)(iii) and (7(b)(vi)), and
·	modified warrants previously issued to the CEO and VP of the Company (notes 7(b)(iv), 7(b)(v), 7(b)(vii)(b), 7(b)(vii)(c) and 7(b)(vii)(d)), and modified warrants previously issued to KWC (note 7(b)(iii)).

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

8.        Related party transactions and balances (continued)

During the year ended December 31, 2023, the Company:

·	modified stock options previously granted to related parties of the Company (note 7(a)(xi)) and granted stock options to related parties of the Company (note 7(a)(xiv)(a));
·	issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable for an aggregate $24,000. Included herein were 7,000,000 ordinary shares issued to two relatives of the CEO for an aggregate $14,000 (note 6(b)(iii)).

9.	Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,404,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $375,000 related to one of these promissory notes.

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

b)	Commitments

Management contract

The Company has an employment agreement with Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors of the Company. Under the terms of the agreement, Mr. Chan will be paid $240,000 per annum as CEO. The contract can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the agreement be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the agreement is for one year and automatically renews for continuous one-year terms. Also, under the terms of the agreement. Mr. Chan will be entitled to a 1% net sales commission from the sales of any of the Company’s products, regardless if Mr. Chan is still under contract or employed with the Company. This commission shall continue in perpetuity to the heirs of Mr. Chan.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

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

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

10.        Financial instruments (continued)

a)	Market risk

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

The Company is exposed to interest rate cash flow risk on promissory notes payable of $100,000, which incur a variable interest rate of prime plus 1%. The Company is also exposed to interest rate cash flow risk on loan payable to related parties principal of $3,042,710 (SGD$4,072,000), which incur a variable interest rate of Singapore overnight borrowing rate plus 1%. A hypothetical change of 1% on interest rates would increase or decrease net loss by $31,000.

ii.	Foreign currency risk

The Company incurs certain accounts payable and expenses in Canadian and Singapore dollars and is exposed to fluctuations in changes in exchange rates between the U.S. and Canadian dollars, as well as U.S. and Singapore dollars. As at December 31, 2025, financial assets and liabilities include cash of CAD$826 and SGD$7,154, accounts payable of CAD$40,250 and SGD$23,461, promissory notes payable to related parties principal of SGD$Nil, and loans to related parties principal of SGD$4,072,000 and interest payable of SGD$1,010,719. The Company has not entered into any foreign currency contracts to mitigate risk. The Company’s sensitivity analysis suggests that a change in exchange rate of the US dollar would have the following impact:

•	in the Singapore dollars by 5%, an increase or decrease in net loss by approximately $476,000 in these consolidated financial statements, and
•	in the Canadian dollars by 5%, a nominal amount

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

11.	Income taxes

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 21% (2024 and 2023 - 21%) to income (loss) before income taxes. The difference results from the following items:

	December 31, 2025	December 31, 2024	December 31, 2023
Loss before income taxes	$(22,57,792)	$(15,877,514)	$(7,474,514)
Statutory rate	21%	21%	21%
Expected recovery at statutory rate	(4,632,136)	(3,334,278)	(1,569,648)
Share-based compensation and permanent differences	3,666,311	2,396,981	693,895
Non-deductible interest expense	405,364	388,416	411,695
Expiry of tax credits	273,899	262,664	582,939
True up of prior year balances	164,702	(56,333)	671,947
Increase (decrease) in valuation allowance	121,860	342,550	(790,828)
Income tax provision	$—	$—	$—

The components of the net deferred income tax asset, the statutory tax rate and the amount of the valuation allowance are as follows:

Year Ended December 31,	2025	2024	2023
Net operating loss carried forward	$34,569,789	$33,989,504	$32,358,315
Tax rate	21%	21%	21%
Deferred income tax assets	7,259,656	7,137,796	6,795,246
Valuation allowance	(7,259,656)	(7,137,796)	(6,795,246)
Net deferred income tax asset	$—	$—	$—

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

The change in the valuation allowance was a result of the net changes in operating tax loss carry forward which consisted of the estimated net operating loss for the year less expiry of net operating loss carry forwards from previous years.

Year Ended December 31,	2025	2024	2023
Unrecognized deferred income tax asset, opening balance	$7,137,796	$6,795,246	$7,586,074
Net operating loss carryforward from the year	560,461	548,881	464,058
True up of prior year balances	(164,702)	56,333	(671,947)
Net operating loss carryforward expired	(273,899)	(262,664)	(582,939)
Unrecognized deferred income tax asset, ending balance	$7,259,656	$7,137,796	$6,795,246

The Company has aggregate operating loss carry-forwards of approximately $34,570,000. Operating losses which were incurred from 2018 onwards amounting to $12,626,000 for utilization in the United States will never expire. Operating losses amounting to $18,529,000 for utilization in the United States, $3,678,000 for utilization in Singapore, $7,000 for utilization in Canada, the respective jurisdictions where the losses were incurred, will expire between 2026 and 2045 if they are not used.

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

12.	Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	December 31, 2025	December 31, 2024
Current and Total Assets
Singapore	$16,408	$12,532
United States	30,059	58,175
Other	907	8,765
	$47,374	$79,472

Year Ended December 31,	2025	2024	2023
Revenue
Singapore	$—	$—	$25,536
United States	—	—	—
Other	—	—	—
	$—	$—	$25,536

Net Loss
Singapore	$(19,402,702)	$(12,394,891)	(4,006,880)
United States	(2,653,715)	(3,480,040)	(3,467,303)
Other	(1,375)	(2,583)	(331)
	$(22,057,792)	$(15,877,514)	$(7,474,514)

13.	Supplemental information with respect to cash flows

Year Ended December 31,	2025	2024	2023
Reclassification of additional paid-in capital on exercise of stock options and warrants	$86,869	$366,868	$1,653,289
Ordinary shares issued to retire accounts payable (notes 6(b)(i), 6(b)(iv) and 6(b)(v))	$120,000	$—	$294,000
Options exercised for settlement of debt (note 6(b)(vi))	$—	$—	$75,000
Ordinary shares issued to retire interest payable and promissory notes payable	$—	$—	$24,000

ALR TECHNOLOGIES SG LTD.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

($ United States)

14.	Subsequent events

a)	The maturity date of the KWC Loan Agreement was extended to December 31, 2026 (Note 4(d).

b)	The Company granted the option to acquire an aggregate 5,000,000 ordinary shares at a price of $0.01 per share until June 30, 2028 to a contractor.

c)	The Company granted the option to acquire an aggregate 1,000,000 ordinary shares at a price of $0.01 per share until June 30, 2028 to an advisor.